
08049324

BEST AVAILABLE COPY
PROCESSED
MAY 1 6 2008
THOMSON REUTERS

Pine Mountain JAVA-LOG Völkl Sunbeam MR. COFFEE Tundra Marmot Shakespeare diamond K2 SKIS BICYCLE Oster Ball First Alert Coleman Rawlings PENN Holmes FoodSaver CROCK-POT

EXECUTION CONTROLS SUSTAINABILITY RELATIONSHIPS EXECUTION

JARDEN corporation

ANNUAL REPORT 2007

Consolidated 2007 Net Sales* $4.7 billion


Outdoor Solutions
36%
Consumer Solutions
40%
Process Solutions
7%
Branded Consumables
17%

* Segment percentages exclude intercompany eliminations.

Consolidated 2007 Segment Earnings** $566 million


Outdoor Solutions
34%
Consumer Solutions
44%
Process Solutions
6%
Branded Consumables
16%

** Segment percentages exclude corporate/unallocated.

OUR BUSINESS PHILOSOPHY: JARDEN'S DNA

IS SIMPLE AND LARGELY BASED ON THE APPLICATION OF COMMON SENSE. IT IS A KEY COMPONENT OF WHAT WE CALL JARDEN'S DNA AND IS AN EMBODIMENT OF OUR CULTURE, OF WHO WE ARE, HOW WE OPERATE AND HOW WE ACT AS A COMPANY AND AS INDIVIDUALS.

WE ASPIRE TO:

- STRIVE TO BE BETTER
- RETAIN AND DEVELOP THE BEST TALENT
- SUPPORT THE INDIVIDUAL, BUT ENCOURAGE TEAMWORK
- THINK LEAN, AND ACT LARGE
- LISTEN, LEARN AND INNOVATE
- DELIVER EXCEPTIONAL FINANCIAL RESULTS
- HAVE FUN, WORK HARD, EXECUTE
- ENHANCE THE COMMUNITIES WE SERVE


Sunbeam
SUSTAINABILITY
CONTROLS
RELATIONSHIPS
EXECUTION

Winners of Jarden's 2007 Annual Report Cover Design Concept: Patrick Reilly, Coleman and Shawn Van Daele, Jarden Consumer Solutions
For a reconciliation of Segment Earnings to GAAP [illegible] the [illegible] enclosed [illegible]



Martin E. Franklin, Chairman & CEO

DEAR FELLOW SHAREHOLDERS

AS JARDEN ENTERS ITS SEVENTH YEAR we will look back at 2007 as the year we truly emerged as an established world-class, diversified consumer products company. Three developments in 2007 underpinned this important progression: the acquisitions of K2 and Pure Fishing helped grow Jarden to a Fortune 500 business; a number of the investments we made over the last three years in new product development and brand support started to pay dividends; and our continuous improvement programs and focus on operating excellence allowed us to achieve meaningful margin improvements despite the continuing dual headwinds of cost inflation and pricing pressure. In previous letters I have highlighted different areas of Jarden's three core strengths: our people, our products, and our brands. This year I am going to focus on the unique characteristics that we call Jarden's DNA, which we believe lays the foundation for significant growth and continued value creation opportunities over the next several years.

From 2001, when Ian Ashken and I assumed the leadership of Jarden, we have fostered an entrepreneurial culture with significant operating disciplines, while seeking to attract and retain the best management talent. Recently we have focused on articulating what Jarden stands for and why our unique culture allows us to be a successful leader. As you can see from our Annual Report cover, Jarden's DNA is a blend of our brands and the four key characteristics that link them together: controls, execution, relationships, and sustainability.

It was a rewarding exercise for our Board and management to verbalize what makes our company unique. Hopefully you have all seen our new tagline, "Jarden, the brands of everyday life,™" and the eight core elements that we have identified as the summation of Jarden's DNA. This is a written documentation of the way we have been managing Jarden from the beginning, not some theoretical model dreamed up by a bunch of consultants. I believe much of what we do is in the application of common sense, yet it is surprising how often companies do not focus on the basic operating requirements of a business, instead favoring visionary statements or lofty goals without any fundamental foundation. I hope you will take the opportunity to view the enclosed CD, which contains a greater review of Jarden's DNA, as well as a look at some of our products and recent promotional activities. The form of this year's Annual Report, with its reduced paper content, is reflective of our focus on sustainability. By next year, we expect our report will be fully electronic.

In this Annual Report we briefly touch on the goals of each of our business segments and their fit within our overall strategy and operating philosophy. Through the hard work and dedication of our 25,000 employees, we intend to continue to produce exceptional financial results as a result of our focus on improving our operations, driving organic growth, and investing in new product innovations and our brands.

Jarden's 2007 revenue of $4.7 billion, an increase of 21% over 2006, was fueled by two significant strategic acquisitions that propelled Jarden Outdoor Solutions into becoming our largest operating segment. On an annualized basis, this segment has revenue of approximately $2.5

"With over $300 million of cash flow from operations, we continued to demonstrate the strong cash generative power of our diverse brand portfolio."

billion, out of the company's total annualized revenue of approximately $5.5 billion. Furthermore, 2007 segment earnings of $566 million, a 28% increase over 2006, underscored our success at the operating level. With over $300 million of cash flow from operations, we continued to demonstrate the strong cash generative power of our diverse brand portfolio. I am especially proud of these results as we spent more on marketing and new product research and development than at any previous time in the company's history.

Jarden has always focused on markets in which our brands hold leadership positions, with many of the categories we serve being relatively small niche markets. The acquisitions of Pure Fishing and K2 into Jarden Outdoor Solutions created what we believe is the largest sporting goods equipment company in the world. We now have established leadership positions not only in camping equipment but in recreational fishing, baseball, skiing, snowboarding and many other outdoor activities.

While our integration work at Jarden Outdoor Solutions is just beginning, the success of our integration work at Jarden Consumer Solutions over the last three years provides a clear illustration of what can be achieved. Since 2004 JCS has grown its segment earnings by a compound annual growth rate of 44%, while taking segment earnings from 9.3% of revenue to an impressive 14.5% of revenue. Credit for this success should go to the management team at JCS, many of whom have worked together for over 10 years, as well as their disciplined and focused approach to driving margin expansion through new product development and brand support. While this is a common theme across all Jarden's businesses, the execution of this strategy at JCS has been exceptional.

We believe in setting specific medium-term goals, rather than being fixated on short-term ups and downs. I stated at the beginning of 2005 that within three to five years we would double our continuing earnings per share. In 2004 we produced $1.49 of EPS on a revenue base of $839 million. In 2007 we were close to achieving this goal in only our third year on a revenue base of $4.7 billion. We expect to exceed the goal of $3.00 continuing EPS in 2008 and have accordingly set ourselves a new medium term goal. The new goal we established in 2007 is to progress continuing EPS to $5.00 by the end of 2011. We expect to reach this objective through executing on our strategy of investing in our people, our products, and our brands to drive profitable growth.

As I state every year, our most important assets go home every night and as our scale and impact on others has expanded, so has our focus on being responsible corporate citizens. I'm proud of the contributions we make to the communities that we work in, whether through volunteer activities, charitable donations or leadership roles that our employees assume in the community as a whole. We continue to support programs for returning veterans through our proactive veterans' employment policy and, on a personal level, I was honored to successfully compete in the 135-mile Badwater ultra-marathon foot race through Death Valley last summer to raise money and awareness for the Wounded Warriors project, with our Coleman Xtreme® coolers as a proud race sponsor.

"The acquisitions of Pure Fishing and K2 into Jarden Outdoor Solutions created what we believe is the largest sporting goods equipment company in the world."

As I write this letter, America is struggling through a period of significant stress to the financial system and convincing evidence of economic recession. I believe Jarden is well-positioned to weather whatever challenges these conditions may bring. We have a talented and focused management organization that is proactive and not complacent. We have created a resilient, defensive and diversified business platform. We believe that our products and brands are relevant to our customers in good economies and challenging ones alike.

Despite the macro headwinds, we believe 2008 will prove to be another record year of sales and segment earnings for Jarden. As we say in Jarden's DNA statement, we strive every year to make the business better and we will work hard to execute against our operating strategy to achieve our stated financial goals.

Yours sincerely,



Martin E. Franklin
Chairman of the Board and Chief Executive Officer

OUTDOOR SOLUTIONS

We aspire to be the premier active outdoor equipment company in the world, delivering advantaged products that enable our consumers to have superior experiences, improved performance, greater safety and more fun. We strive to do this with inspired teams and leaders, with true passion for the outdoors, with meaningful expertise and increasing care for the environment that is our partner.



Our portfolio of leading brands include Abu Garcia®, Adio®, Atlas®, Berkley®, Campingaz®, Coleman®, deBeer®, ExOfficio®, Fenwick®, Gulp®, Hodgman®, JT®, K2®, Madshus®, Marker®, Marmot®, Miken®, Mitchell®, Morrow®, Penn®, Pflueger®, Rawlings®, Ride®, Sevylor®, Shakespeare®, SpiderWire®, Stearns®, Stren®, Trilene®, Tubbs®, Ugly Stick®, Volkl®, and Worth® to name just a few. A number of our brands are closely identified with the categories they serve and have been in continuous use for over 100 years, including Coleman®, Hodgman®, Rawlings®, Shakespeare® and Tubbs®.


Gulp!
ALIVE!

To learn more about our products, our brands, our business philosophy and our way of life, please visit each of our brand websites.



CONSUMER SOLUTIONS



Our aspiration is to be a leading global consumer products company built around a dynamic portfolio of differentiated, world-class brands and winning people. We are dedicated to delivering outstanding financial performance to customers by consistently providing superior value and innovation to our consumers. Many of our products improve the experience that consumers have in the kitchen, while our portfolio also serves the pet, health and wellness and hospitality markets.





We design, manufacture and market, nationally and internationally, a diverse portfolio of consumer products under world-class brands such as Arius Eickert®, Bionaire®, Crock-Pot®, FoodSaver®, Health o meter®, Holmes®, Mr. Coffee®, Oster®, Patton®, Rival®, Seal-a-Meal®, Sunbeam® and VillaWare®. Our brands are synonymous with innovation and category leadership.

To learn more about our products, our brands and our business, please visit us on the web at www.jardencs.com.




First Alert
CARBON MONOXIDE ALARM



BRANDED CONSUMABLES


First Alert
Tundra
EXTINGUISHES FIRES
STOP FIRES FAST!

We are committed to developing and providing the market with the finest and most innovative products in the niche markets we serve. With a focus on everyday convenience, our products are designed to enhance the lives, and meet the daily needs, of consumers. We provide the smoke alarms and carbon monoxide detectors that keep you safe, the cards you play with your friends and family, the plastic cutlery you use for picnics and parties, the firelog that creates an environmentally friendly ambience, the craft project you painted with your children and many more of life's everyday experiences.



We pride ourselves on having provided many generations of consumers' quality products through our collection of leading brands, which include Ball®, Bee®, Bernardin®, Bicycle®, Diamond®, First Alert®, Forster®, Hoyle®, Java Log®, Kerr®, Lehigh®, Leslie-Locke®, Loew-Cornell®, Pine Mountain®, StarterLogg® and Tundra®.


RENEW

To learn more about our brands and products, please visit us on the web at www.jardenbrandedconsumables.com.


Pine Mountain Logs

PROCESS SOLUTIONS

Jarden Process Solutions is a customer-focused producer of value-added manufacturing services, providing creative nylon, plastic and zinc solutions to large OEM customers globally. Our customers' success is our passion. We are also a market leader in communication aerials for the military and marine industry. We are driven to exceed our customers' expectation through innovative manufacturing solutions resulting in the lowest cost of ownership. Our wide array of design and manufacturing capabilities with a stable and innovative operating base are well-suited to serving the needs of today's global companies.

To learn more about Jarden Process Solutions please visit us on the web at www.jardenprocesssolutions.com.




ECO-LINE

CORPORATE INFORMATION

Board of Directors
Martin E. Franklin
Chairman and Chief Executive Officer
Jarden Corporation

Ian G.H. Ashken
Vice Chairman and Chief Financial Officer
Jarden Corporation

René-Pierre Azria (1), (3)
Managing Director
Tegris LLC

Michael Gross (1), (3)
Chairman, Chief Executive Officer and Managing Member
Solar Capital, LLC

Douglas W. Huemme (1), (2)
Retired Former Chairman and Chief Executive Officer
Lilly Industries, Inc.

Richard J. Heckmann (2)
Chairman and Chief Executive Officer
Heckmann Corporation

Richard L. Molen (2), (3)
Retired Former Chairman, President and Chief Executive Officer
Huffy Corporation

Irwin D. Simon (2), (3)
Chairman, Chief Executive Officer and President
Hain Celestial Group, Inc.

Robert L. Wood (1)
Chairman, President and Chief Executive Officer
Chemtura Corporation

(1) Member of Audit Committee
(2) Member of Nominating and Policies Committee
(3) Member of Compensation Committee

Corporate Headquarters
Jarden Corporation
555 Theodore Fremd Avenue
Rye, NY 10580
Telephone: 914-967-9400
Facsimile: 914-967-9405
www.jarden.com

Executive Officers
Martin E. Franklin
Chairman and Chief Executive Officer

Ian G. H. Ashken
Vice Chairman and Chief Financial Officer

James E. Lillie
President and Chief Operating Officer

John E. Capps
Senior Vice President, General Counsel and Secretary

J. David Tolbert
Senior Vice President, Human Resources and Corporate Risk

Richard T. Sansone
Senior Vice President and Chief Accounting Officer

Corporate Counsel
Kane Kessler, PC
New York, New York

Willkie Farr & Gallagher LLP
New York, New York

Registrar and Transfer Agent
National City Bank
Cleveland, Ohio
800-622-6757

Independent Registered Public Accounting Firm
PricewaterhouseCoopers LLP
New York, New York

For the year ended December 31, 2007 and prior years:
Ernst & Young LLP
New York, New York

Securities Listing
Jarden's common stock is listed on the New York Stock Exchange.
Symbol: JAH

Investor Relations
Financial Dynamics Business Communications
New York, New York
212-850-5600

NYSE Corporate Governance Disclosure
Jarden Corporation filed as exhibits to its 2007 Annual Report on Form 10-K, the Sarbanes-Oxley Act Section 302 certifications regarding the quality of Jarden's public disclosure. The 2006 Annual CEO certification of Jarden Corporation required pursuant to NYSE Corporate Governance Standards Section 303A.12(a) that the CEO was not aware of any violation by the Company of NYSE's Corporate Governance listing standards was submitted to the NYSE.

Outdoor Solutions
Campingaz®, Coleman®, Stearns®, Sevylor®
Wichita, KS
316-832-2653

Abu Garcia®, Berkley®, Fenwick®, Gulp!®, Penn®, Shakespeare®, Stren®, Trilene®
Spirit Lake, IA
712-336-1520

JT®, Rawlings®
St. Louis, MO
314-819-2800

K2®
Seattle, WA
206-805-4800

Adio®, Ex Officio®, Marmot®
Santa Rosa, CA
707-544-4590

Volkl®, Marker®
Penzberg, Germany
+49 (0) 8856-8000-337
West Lebanon, NH
603-298-7836

Branded Consumables
Ball®, Bee®, Bernardin®, Bicycle®, Diamond®, Hoyle®, Java Log®, Loew-Cornell®, KEM®, Kerr®, Pine Mountain®
Cincinnati, OH
513-396-5700

BRK®, Crawford®, Dicon®, First Alert® Lehigh®, Leslie-Locke®, Tundra®, Wellington®
Aurora, IL
630-851-7330

Consumer Solutions
Bionaire®, Crock-Pot®, FoodSaver®, Holmes®, Health o meter®, Mr. Coffee®, Oster®, Rival®, Seal-a-Meal®, VillaWare®, Sunbeam®
Boca Raton, FL
561-912-4100

Process Solutions
Jarden Applied Materials
Columbia, SC
803-754-7011

Jarden Plastic Solutions
Greer, SC
864-879-8100

Jarden Zinc Products
Greeneville, TN
423-639-8111

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

☐ TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Jarden Corporation

Delaware	001-13665	35-1828377
State of Incorporation	Commission File Number	IRS Identification Number

555 Theodore Fremd Avenue
Rye, New York 10580

Registrant's telephone number, including area code: (914) 967-9400

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $0.01 par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K: ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated file, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of December 31, 2007, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was $1.7 billion based upon the closing market price on such date as reported on the New York Stock Exchange.

All (i) executive officers and directors of the registrant and (ii) all persons filing a Schedule 13D with the Securities and Exchange Commission in respect to registrant's common stock who hold 10% or more of the registrant's outstanding common stock, have been deemed, solely for the purpose of the foregoing calculation, to be "affiliates" of the registrant.

There were 76,818,865 shares outstanding of the registrant's common stock, par value $0.01 per share, as of February 15, 2008.

DOCUMENTS INCORPORATED BY REFERENCE

Certain information required for Part III of this report will be set forth in and, incorporated herein by reference to the Company's definitive Proxy Statement for the 2008 Annual Meeting of Stockholders, which is anticipated to be filed with the Securities and Exchange Commission pursuant to Regulation 14A not later than 120 days following the end of the Company's fiscal year ended December 31, 2007.

JARDEN CORPORATION
TABLE OF CONTENTS TO FORM 10-K

PART I

Item 1. Business

Overview

We are a leading provider of niche consumer products. Jarden's three primary business segments, Outdoor Solutions, Consumer Solutions and Branded Consumables, manufacture or source, market and distribute a number of well recognized brands, including: *Outdoor Solutions*: Abu Garcia®, Adio®, Berkley®, Campingaz®, Coleman®, Fenwick®, Gulp!®, JT®, K2®, Marker®, Marmot®, Mitchell®, Penn®, Planet Earth®, Rawlings®, Shakespeare®, Sevylor®, Stearns®, Stren®, Trilene®, Ugly Stik® and Völkl®; *Consumer Solutions*: Bionaire®, Crock-Pot®, FoodSaver®, Health o meter®, Holmes®, Mr. Coffee®, Oster®, Patton®, Rival®, Seal-a-Meal®, Sunbeam® and VillaWare®, and *Branded Consumables*: Ball®, Bee®, Bicycle®, Crawford®, Diamond®, Dicon®, First Alert®, Forster®, Hoyle®, Java-Log®, Kerr®, Lehigh®, Leslie-Locke®, Loew-Cornell® and Pine Mountain®. Our growth strategy is based on introducing new products, as well as on expanding existing product categories which is supplemented through acquiring businesses with highly recognized brands, innovative products and multi-channel distribution.

We have achieved leading market positions in a number of niche categories by selling branded products through a variety of distribution channels, including club, department store, drug, grocery, mass merchant, sporting goods and specialty retailers, as well as direct to consumers. By leveraging our strong brand portfolio, category management expertise and superior customer service, we have established and continue to maintain long-term relationships with leading retailers within these channels. For example, we have serviced Wal-Mart and Home Depot since their openings in 1962 and 1978, respectively, and are currently category manager at these and other retailers in certain categories. Moreover, several of our leading brands, such as Ball® jars, Bicycle® playing cards, Coleman® lanterns, Diamond® kitchen matches, Rawlings® baseball gloves and Shakespeare® fishing reels, have been in continuous use for over 100 years. We continue to strive to expand our existing customer relationships and attract new customers by introducing new product line extensions and entering new product categories.

We operate three primary business segments: Outdoor Solutions, Consumer Solutions and Branded Consumables.

In the Outdoor Solutions segment, the Company manufactures or sources, markets and distributes consumer active lifestyle products worldwide for use outside the home or away from the home under well-known brand names. The Company sells products for camping, backpacking, tailgating, outdoor cooking and other outdoor active lifestyle activities under the Campingaz® and Coleman® brand names. The Company sells personal flotation devices, water sports products and all-terrain vehicle equipment under brand names such as Stearns®, Sevylor®, Sospenders®, Hodgman®, and Mad Dog Gear®. The Company sells fishing equipment, under brand names such as Abu Garcia®, All Star®, Berkley®, Fenwick®, Gulp!®, JRC™, Mitchell®, Penn®, Pflueger®, Sevenstrand®, Shakespeare®, Spiderwire®, Stren®, Trilene®, Ugly Stik® and Xtools®. Baseball, softball, football, basketball and lacrosse products are sold under brand names such as deBeer®, Gait by deBeer®, Miken®, Rawlings® and Worth®. Alpine and nordic skiing, snowboarding, snowshoeing and in-line skating products are sold under brand names such as Atlas™, K2®, Line®, Little Bear®, Madshus®, Marker®, Morrow®, Ride®, Tubbs®, Völkl® and 5150 Snowboards®. The Company also sells high performance technical outdoor apparel and equipment under brand names such as Adio®, Ex Officio®, Marmot® and Planet Earth®.

In the Consumer Solutions segment, the Company manufactures or sources, markets and distributes and licenses rights to an array of innovative consumer products that are designed to improve consumers' lives by enhancing sleep, health, personal care, cooking and other daily necessities with leading products such as coffeemakers, bedding, home vacuum packaging machines, heating pads, slow cookers, air cleaning products, fans and heaters and personal and animal grooming products, as well as related consumable products. The Company sells kitchen products under the well-known Crock-Pot®, FoodSaver®, Mr. Coffee®, Oster®, Rival®,

Seal-a-Meal®, Sunbeam® and VillaWare® brand names. Personal care and grooming products are sold under the Health o meter®, Oster® and Sunbeam® brand names. The Company's portable air cleaning products are sold under the Bionaire® brand name, and its fans and heaters are sold under the Holmes® and Patton® brand names.

In the Branded Consumables segment, the Company manufactures or sources, markets and distributes a broad line of branded consumer products, many of which are affordable, consumable and fundamental household staples including arts and crafts paint brushes, children's card games, clothespins, collectible tins, firelogs and firestarters, home safety equipment, home canning jars, jar closures, kitchen matches, other craft items, plastic cutlery, playing cards and accessories, rope, cord and twine, storage and workshop accessories, toothpicks and other accessories. This segment markets our products under the Aviator®, Ball®, Bee®, Bernardin®, Bicycle®, BRK®, Crawford®, Diamond®, Dicon®, First Alert®, Forster®, Hoyle®, KEM®, Kerr®, Lehigh®, Leslie-Locke®, Loew-Cornell® and Pine Mountain® brand names, among others.

In addition to the three primary business segments described above, our Process Solutions segment consists primarily of our plastic business, which manufactures, markets and distributes a wide variety of plastic products, including jar closures, contact lens packaging, monofilament, plastic cutlery, refrigerator door liners, medical disposables and rigid packaging, and our zinc strip business, which is the largest producer of zinc strip and fabricated zinc products in North America, manufacturing a broad array of original equipment manufacturer ("OEM") such as coinage blanks for the U.S. Mint, Royal Canadian Mint and international markets. Our monofilament business, which produces nylon and polyester monofilament line used in various products, including woven mats used by paper producers and weed trimmer cutting line, as well as fiberglass radio antennas for marine, citizen band and military applications, is also reported within this Process Solutions segment.

Competitive Strengths

We believe that the following competitive strengths serve as a foundation for our business strategy:

Market Leadership Positions. In North America, we are a leader in several categories including alpine skis and bindings, snowboarding and snowshoeing baseballs, bats, softballs and gloves, camping gear, cordage, firelogs and firestarters, soft baits, rods, reels, and combos, home canning, home vacuum packaging, matches and toothpicks, personal flotation devices, playing cards, boxed plastic cutlery, selected small kitchen appliances, warming blankets and a number of other branded consumer products. We believe that the specialized nature of our niche categories, and our leading market shares therein, provide us with competitive advantages in terms of demand from consumers and enhanced brand awareness. We believe our market leadership positions contribute to our ability to attract new customers and enter new distribution channels.

We believe our Ball® brand is synonymous with home canning. We are either the named category manager, sole supplier or one of a very limited number of external vendors to the dominant retailers in both the firelogs and firestarters, and rope, cord and twine product lines. In the playing card industry, our Branded Consumables segment is the leading provider of playing cards under the Bee®, Bicycle® and Hoyle® brands. We created the home vacuum packaging category at most of our retailers and continue to lead the category by providing innovation and marketing tools to promote the FoodSaver® brand and home vacuum packaging to consumers. As a leading provider of small kitchen appliances, we work directly with retailers, often as the category manager, to identify and support consumers' needs. Our Mr. Coffee®, Crock-Pot®, Oster® and Sunbeam® brands hold leading or significant positions in a number of small kitchen appliance categories, including vacuum sealers, automatic drip coffeemakers, blenders, toaster ovens, slow cookers, skillets, stand and hand mixers. Our Coleman® and Campingaz® brands are widely recognized domestically, in Europe and in the Pacific Rim, and we are a leader in a number of camping and outdoor equipment product categories, including tents, lanterns and stoves. Our Ugly Stik® models have been the best selling fishing rods in the U.S. for over 20 years. Penn® is a leading product line and brand that is principally focused on salt water fishing reels, as well as salt water fishing rods and combos. Through our Stearns®, Sospenders®, Nevin® and Helium® brands, we are a leading provider of flotation vests, jackets and suits ("personal flotation devices"), cold water immersion products and wet suits. Sevylor is a market leader in innovative inflatable towables, boats, kayaks and related products. Jarden sells its alpine skis under a number of brands including K2®, Völkl® and Line®, and its alpine ski bindings under the name Marker® in the three major ski markets of the world—North America, Europe and Japan. The Company sells snowboards, boots, bindings and snowboard outerwear under a number of brands including K2®, Ride®, Morrow® and 5150 Snowboards®. We believe we are a leader in each of the ski, snowboard and snowshoe categories that we participate. Jarden believes that Rawlings is a leading brand and supplier of baseball equipment in North America and, through its licensee, in Japan. Rawlings' products in this area include baseball gloves, baseballs, softballs, batters' helmets, catchers' and umpires' protective equipment, aluminum, composite and wood baseball bats, batters' gloves and accessories. Rawlings is a major supplier to professional, collegiate, interscholastic and amateur organizations worldwide and is also the official baseball supplier to Major League Baseball ("MLB"), Minor League Baseball and National Collegiate Athletic Association ("NCAA"), as well as the official helmet supplier to MLB. Worth® and Miken® are leading brands for softball products with market leading positions in collegiate and amateur slow pitch and fast pitch softball. Our Marmot® brand is a leader in the premium-priced, high performance technical outdoor apparel and equipment market. Marmot® designs, manufactures, markets and distributes performance jackets, technical rainwear, expedition garments, fleeces, softshells, skiwear outerwear and accessories, gloves, and expedition quality tents, packs and sleeping bags and related accessories sold under the Marmot® brand name and apparel sold under the Marker® brand name. The Ex Officio® brand is recognized as a leader in the design, manufacture, sale and distribution of men and women's apparel for the outdoor and adventure travel apparel for men and women.

Strong Brand Name Recognition. We have built a portfolio of leading consumer brands, which assists us in gaining retail shelf space and introducing new products. The Ball® brand has been in continuous use for over 100 years and is well recognized within the home food preservation market while the Bicycle® playing card brand has been in continuous production since 1885. In the United States, we believe Kerr® is also a widely-recognized home canning brand while Bernardin® is the leading home canning brand in Canada. We believe Diamond® is the leading brand in plastic cutlery, kitchen matches and toothpicks for use in and around the home. We also believe our FoodSaver® brand is a household name in home vacuum packaging systems. The Coleman®, First Alert®, K2®, Marmot®, Mr. Coffee®, Oster®, Pine Mountain®, Rawlings®, Ride®, Rival®, Shakespeare®, Starterlogg®, Stearns®, Sunbeam® and Völkl® brands are highly recognized brands in their respective market segments. We believe the Rawlings® and Worth® brands in baseball and softball, respectively, and K2®, Völkl® and Marker® in snowboards, skis and ski bindings have an extremely high brand name recognition in their market segments. Our Abu Garcia®, Berkley®, Mitchell®, Shakespeare®, Stren®, Trilene® and Ugly Stik® brands are highly recognized within the outdoor enthusiast and fishing market segments. We believe our Adio®, Ex Officio®, K2®, Marmot®, Marker®, Planet Earth® and Völkl® brands represent quality technical apparel and equipment within their market segments. Overall, we believe our strong brand recognition and consumer awareness, coupled with the quality of our products, help promote significant customer loyalty.

Comprehensive Product Offering. We provide retailers with a broad and diversified portfolio of consumer products across multiple categories, which adds diversity to our revenues and cash flows. Within these categories, we service the needs of a wide range of consumers and satisfy their different tastes, preferences and budgets. Through our Branded Consumables segment, we offer a range of branded products to serve the value, mid-tier and premium price points. Additionally, Branded Consumables offers kitchen matches, retail plastic cutlery and toothpicks of various counts, sizes and durability as well as leading playing card products in each pricing category and a broad portfolio of card and gaming accessories. Branded Consumables also offers a diversified portfolio of consumer products, including cordage (e.g., ropes and twines), firelogs and firestarters, home storage, fire and carbon monoxide alarms and organization hardware, workshop accessories and security screen doors and fencing. We believe our Consumer Solutions segment, through our Bionaire®, FoodSaver®, Mr. Coffee®, Holmes®, Oster®, Rival®, Seal-a-Meal®, Sunbeam® and VillaWare® brands, is well positioned in the kitchen and household appliance categories to take advantage of a "good, better, best" strategy in order to target consumers with various levels of price sensitivity and product sophistication. Additionally, our Outdoor Solutions segment, with products ranging from skis to fishing lures to personal flotation devices to baseball mitts to lanterns and coolers, under brands such as K2®, Stren®, Trilene®, Stearns®, Rawlings®, Coleman® and

Campingaz® is a leading global outdoor lifestyle business with comprehensive product offerings in numerous categories. We believe our ability to serve retailers with a broad array of branded products and introduce new products will continue to allow us to further penetrate existing customer bases while also attracting new customers.

Recurring Revenue Stream. We derive recurring and, we believe, non-cyclical annual sales from many of our leading products due to their affordability and position as fundamental staples within many households. Our jar closures, firelogs and firestarters, kitchen matches, plastic cutlery, rope, cord and twine and toothpicks are consumable in nature and exemplify these traits. Moreover, we believe that as the installed base of FoodSaver® and Seal-a-Meal® appliances increases, our disposable storage bags and related accessories used with the appliances will constitute an increasing percentage of total food preservation revenues. Historically, the sales of consumable bags and accessories as a percentage of total net sales of FoodSaver® products has increased. Additional sources of recurring revenue include replacement blades for our grooming and sheering business, replacement propane and fuel tanks for our camping business and filters for humidifiers and air purifiers.

Expertise in Successfully Identifying and Executing Complementary Acquisitions. We believe we have disciplined expertise in identifying and acquiring businesses or brands that complement our existing product portfolio. We are opportunistic in identifying acquisition candidates that can provide category leading product offerings to be sold through our existing distribution channels or introduce new distribution channels for our existing products. This expertise has previously resulted in several important strategic acquisitions of complementary businesses, including Tilia, Diamond Brands, Lehigh, United States Playing Card Company, American Household, Inc. ("AHI"), and The Holmes Group, Inc. ("Holmes"), Pure Fishing, Inc. ("Pure Fishing") and K2 Inc. ("K2"), which have helped build our portfolio of consumer products and brand names as well as strengthened our distribution channels. We believe that our acquisition expertise uniquely positions us to take advantage of future opportunities to acquire complementary businesses or brands.

During 2007, the Company, through Coleman and the Outdoor Solutions segment, initiated the 'Let's Go Outside' campaign that is focused on getting people outside, having fun and being close to nature. The campaign is representative of the Company's dedication to providing active lifestyle products for outdoor and outdoor related activities. This dedication to these activities was a driving force behind the Company's acquisitions of K2 and Pure Fishing, Inc. K2 is a leading provider of branded consumer products in the global sports equipment market that sells fishing equipment, under brand names such as All Star®, JRC™, Penn®, Pflueger®, Shakespeare®, Ugly Stik® and Xtools®. Baseball, softball, football, basketball and lacrosse products are sold under brand names such as deBeer®, Gait by deBeer®, Miken®, Rawlings® and Worth®. Alpine and nordic skiing, snowboarding, snowshoeing and in-line skating products are sold under brand names such as Atlas™, K2®, Line®, Little Bear®, Madshus®, Marker®, Morrow®, Ride®, Tubbs®, Völkl® and 5150 Snowboards®. Water sports equipment and personal flotation devices are sold under brand names such as Stearns®, Sevylor®, Hodgman® and Sospenders®. The Company also sells high performance technical outdoor apparel and equipment under brand names such as Adio®, Ex Officio®, Marmot® and Planet Earth®. Pure Fishing is a leading global provider of fishing tackle marketed under well-known fishing brands including Abu-Garcia®, Berkley®, Fenwick®, Gulp!®, Mitchell®, Stren® and Trilene®.

During 2006, the Company completed four tuck-in acquisitions, three in the Branded Consumables segment and one in the Consumer Solutions segment. In the third quarter of 2006, one such acquisition the Company completed was the acquisition of the firelog and firestarter business of Conros Corporation, Conros International Ltd and Java Logg Global Corporation. The primary brand acquired with this business was Pine Mountain® and this business has been integrated into our Branded Consumables segment. The other three businesses acquired were the Canadian and UK-based Dicon® and American Sensor® smoke detector business, a small poker chip manufacturer and a high end professional hair scissor manufacturer.

Low Cost Manufacturing. We focus on executing manufacturing programs involving large volumes with superior efficiencies, low cost and high quality. We organize the production runs in many of our business segments' product lines to minimize the number of manufacturing functions and the frequency of material handling. We also utilize, where practical, a flexible process which uses cellular manufacturing to allow a continuous flow of parts with minimal set up time. Our efficient and automated plastic cutlery manufacturing and firelog and firestarter operations enable us to produce, count and package plastic cutlery and produce and package firelogs and firestarters ready for retail distribution with minimal labor costs. In our manufacturing facility in China, we focus on manufacturing proprietary products and products where our expertise provides a lower production cost.

We also utilize an efficient outsourced manufacturing network of suppliers for certain of our products. Many of these relationships are long-term, affording us increased flexibility and stability in our operations. This diverse network allows us to maintain multiple sources of quality products while keeping price points competitive.

We continuously implement cost-saving initiatives that have rationalized certain operating and manufacturing facilities for products, as well as increased outsourcing of certain of our products where it is most cost effective.

Proprietary and Patented Technology. We believe that we have proprietary expertise in the design, development and manufacture of certain of our products supported by patented technology, affording us a competitive advantage and enabling us to maintain our market leading positions. We own patents on our FoodSaver® home vacuum packaging systems. We believe this patent protection and our well-developed manufacturing relationships have enabled us to become a market leader within the home vacuum packaging category. For our home canning products, we have developed a proprietary two-piece closure system incorporating a plastisol sealant that differentiates our jar lids from those of competitors. For our playing card manufacturing process, we have a proprietary method that is employed to manufacture card stock and coating, which gives our products the unique "snap," "slip" and "shuffle" users demand for playing cards. We have a number of patents in the slow-cooker area which we believe distinguish us from our competitors.

Proven and Incentivized Management Team. Our management team has a proven track record of successful management with positive operating and shareholder results. Our executive corporate management team is led by Martin E. Franklin, our Chairman and Chief Executive Officer, Ian G.H. Ashken, our Vice Chairman and Chief Financial Officer, and James E. Lillie, our President and Chief Operating Officer. Our primary operating segments are led by executives with extensive experience in the branded consumer products markets.

Business Strategy

Our objective is to increase profitability, cash flow and revenue while enhancing our position as a leading manufacturer, marketer and distributor of branded consumer products used in and around the home and "home away from home." Our strategy for achieving these objectives includes the following key elements:

Further Penetrate Existing Distribution Channels. We seek to further penetrate existing distribution channels to drive organic growth by leveraging our strong existing customer relationships and attracting new customers. We intend to further penetrate existing customers by continuing to:

- provide quality products;
- fulfill logistical requirements and volume demands efficiently and consistently;
- provide comprehensive product support from design to after-market customer service;
- cross-sell our brands across various business segments to our extensive combined customer bases;
- leverage strong established European, Latin American and Pacific Rim distribution channels; and
- establish new distribution channels through our subsidiaries in China and India.

Our recent acquisitions have led to cross-selling opportunities such as Coleman® branded patio logs (using Pine Mountain® firelog products) and rope and accessories under the Coleman® brand sold by Lehigh. We intend to attract new customers through our portfolio of leading brands, innovative products and superior customer service.

Introduce New Products. To drive organic growth from our existing businesses, we intend to continue to leverage our strong brand names, customer relationships and proven capacity for innovation to develop new products and product extensions in each of our major product categories. For example, during 2006, we successfully launched the Margaritaville® frozen concoction maker, the Sunbeam® rocket grill and the built-in pump Coleman® airbed. During 2007, Coleman introduced Transmit™ Series life vests with a unique built-in two way radio, premium coolers with Optimaxx™ insulation, a new Exponent® Pack-Away® lantern that is the most compact and brightest LED light in the market, a lighted tent with a hinged door and a new line of Roadtrip® grills. Other 2007 outdoor recreation innovations include our new Gulp!® fish bait and the Völkl® Tigershark adjustable high performance ski. In 2007 we also introduced under the First Alert® brand our Tundra® fire extinguishing spray that we believe is more effective and easier to use than traditional fire extinguishers on the most common types of fires.

Further Expand Internationally. We derived approximately 30% and 25% of our consolidated sales in 2007 and 2006, respectively, from international markets. We intend to expand our international sales primarily by leveraging these distribution channel opportunities across product lines and by pursuing strategic cross-selling or co-branding in our foreign businesses with established complementary distribution channels. We believe our strong international distribution network will continue to assist us in placing more products into foreign channels and increase the rate at which our products assimilate themselves into homes in the European, Pacific Rim and Latin American markets.

Pursue Strategic Acquisitions. We anticipate that the fragmented nature of the consumer products market will continue to provide opportunities for growth through strategic acquisitions of complementary businesses. Our acquisition strategy will continue to focus on businesses or brands with product offerings that provide expansion into related categories and can be marketed through our existing distribution channels or provide us with new distribution channels for our existing products, thereby increasing marketing and distribution efficiencies. Furthermore, we seek acquisition candidates that demonstrate a combination of attractive margins, strong cash flow characteristics, category leading positions and products that generate recurring revenue. We anticipate that future acquisitions will be financed through a combination of cash on hand, operating cash flow, availability under our existing credit facilities and new capital market offerings.

Focus on Operating Margin Improvements. We intend to continue to focus on driving improvements in operating margins through operating efficiencies and the realization of synergies from our acquisitions. We continue to facilitate the integration of our businesses and the transfer of best practices throughout each of our operating units. We use our scale to improve supply chain, distribution and production costs as well as continuing to emphasize the increased utilization of our Asian manufacturing facilities.

Outdoor Solutions

Our Outdoor Solutions segment is comprised of The Coleman Company, Inc. ("Coleman") and the businesses of the aforementioned 2007 acquisitions of K2 and Pure Fishing. The Outdoor Solutions segment, manufactures or sources, markets and distributes worldwide consumer active lifestyle products for outdoor and outdoor related activities. Coleman, is a leading, worldwide manufacturer and marketer of outdoor recreation products, offering an array of products that includes camping equipment such as tents, lanterns, foldable furniture, sleeping bags, camping stoves, propane fuel, air beds, coolers, gas and charcoal grills, and water recreation products such as tow-behinds, boats and kayaks. The Outdoor Solutions segment also sells fishing equipment under brand names such as Abu Garcia®, All Star®, Berkley®, Fenwick®, Gulp!®, JRC™, Mitchell®, Penn®, Pflueger®, Sevenstrand®, Shakespeare®, Spiderwire®, Stren®, Trilene®, Ugly Stik® and Xtools®.

Baseball, softball, football, basketball and lacrosse products are sold under brand names such as deBeer®, Gait by deBeer®, Miken®, Rawlings® and Worth®. Alpine and nordic skiing, snowboarding, snowshoeing and in-line skating products are sold under brand names such as Atlas™, K2®, Line®, Little Bear®, Madshus®, Marker®, Morrow®, Ride®, Tubbs®, Völkl® and 5150 Snowboards®. Water sports and personal flotation devices are sold under brand names such as Stearns®, Sevylor®, Sospenders® and Hodgman®. The Company also sells high performance technical outdoor apparel and equipment under brand names such as Adio®, Ex Officio®, Marmot® and Planet Earth®.

A summary of the well-known brand names we sell through the Outdoor Solutions segment follows:

Principal Owned Brands	Principal Products
Coleman® and Campingaz®	Camping equipment, air beds, coolers, gas and charcoal grills, tailgating equipment and outdoor furniture and accessories
Abu Garcia®, All Star®, Berkley®, Fenwick®, Gulp!®, JRC™, Mitchell®, Penn®, Pflueger®, Sevenstrand®, Shakespeare®, Spiderwire®, Stren®, Trilene®, Ugly Stik® and Xtools®	Fishing equipment
deBeer®, Gait by deBeer®, Miken®, Rawlings® and Worth®	Baseball, softball, football, basketball and lacrosse equipment
Atlas™, K2®, Line®, Little Bear®, Madshus®, Marker®, Morrow®, Ride®, Tubbs®, Völkl® and 5150 Snowboards®	Skiing, snowboarding, snowshoeing and in-line skating equipment
Stearns®, Sevylor®, Sospenders®, Hodgman®, and Mad Dog Gear®	Personal flotation devices, water sports equipment, and all-terrain vehicle gear
Adio®, Ex Officio®, Marmot® and Planet Earth®.	Technical and outdoor apparel and equipment

Customers

We distribute our products globally through mass merchandisers, specialty retail, including sporting goods and outdoor recreation stores, club stores, wholesalers, our owned network of Coleman Factory Outlet Stores and through the Internet. We maintain strong relationships with a number of our key customers in various distribution channels. Our larger customers include Canadian Tire, Dick's Sporting Goods, Kmart, REI, Target, The Sports Authority and Wal-Mart.

Sales and Marketing

The sales force is deployed by geographic region: United States, Canada, Europe, Latin America and the Pacific Rim. We are positioning Coleman as "The Outdoor Company™," an outdoor lifestyle brand, by creating products to service the outdoor enthusiasts' broad spectrum of needs. We are involved in ongoing new packaging design effort to create a unique look for products and are utilizing new and enhanced in-store merchandising that communicates the Coleman difference to the consumer. In addition, we continue to invest in brand research and market research. We also regularly utilize various promotions and public relations campaigns.

In addition to brand development, we have an extensive licensing strategy to enhance brand exposure and brand equity through appropriate product extensions, while generating incremental revenue and recognition. We believe we have an objective and targeted image of high quality and excellent value. Coleman has over 19 years of experience as a licensor and approximately 18 licensees of the Coleman® brand.

Distribution and Fulfillment

We have warehouse and distribution facilities in the United States, Canada, Europe and the Pacific Rim. We also use third party warehouses and logistical services. We distribute our products to customers around the world utilizing both direct shipping from our sourced Asian manufacturers and distributing from our internal and third party warehouse facilities.

Manufacturing

We manufacture our products at facilities in North America, Central America, Europe, and China, as well as through third-party sourcing, primarily in Asia. In order to ensure the quality and consistency of our products manufactured by third-party manufacturers in Asia, we have Asian sourcing facilities including product development, project management and quality support in China.

Raw Materials and Sourcing of Product

Our primary raw materials include aluminum, copper, corrugated cardboard for packaging, electrical components, plastic resin, propane gas, steel and various textiles and fabrics. The raw materials used in the manufacture of our products are generally available from numerous suppliers in quantities sufficient to meet normal requirements. Resin is a key raw material component in coolers and several other Outdoor Solutions products. We purchase resin from regular commercial sources of supply for which there are multiple sources. The supply and demand for resin is subject to cyclical and other market factors. The segment's other key raw material is propane gas which we purchase from regular commercial sources of supply and which is also available from multiple sources.

We also purchase a substantial number of finished products from various suppliers, but are not heavily dependent upon a single supplier for our sourced products in total.

Intellectual Property

The principal trademarks consist of Campingaz®, Coleman®, K2®, Marmot®, Rawlings®, Sevylor®, Shakespeare®, Stearns® and Völkl®. Other trademarks in this segment include Abu Garcia®, Adio®, All Star®, Atlas™, Berkley®, Coleman® Exponent®, deBeer®, Ex Officio®, Fenwick®, Gait by deBeer®, Gulp!®, Hodgman®, JT®, JRC™, Line®, Little Bear®, Mad Dog Gear®, Madshus®, Marker®, Miken®, Mitchell®, Morrow®, Penn®, Pflueger®, Planet Earth®, Ride®, Roadtrip®, Sevenstrand®, Sospender®, Spiderwire®, Stren®, Tubbs®, Trilene®, Ugly Stik®, Worth®, Xtools®, and 5150 Snowboards®. We believe our principal trademarks in the Outdoor Solutions segment have high levels of brand name recognition among retailers and consumers throughout North America, Latin America, Europe and Asia. In addition, we believe our brands have an established reputation for quality, reliability and value. We monitor and protect our brands against infringement, and we actively pursue the licensing of our trademarks to third parties for products that complement our product lines or businesses. We hold numerous design and utility patents covering a wide variety of products, the loss of any of which would likely not have a material adverse effect on our business as a whole.

Competition

The markets in which our Outdoor Solutions business operates are generally highly competitive, based primarily on product quality, product innovation, price and customer service and support, although the degree and nature of such competition vary by location and product line. Igloo Corporation and Newell Rubbermaid are primary competitors in our personal coolers business. Intex Corporation is a key competitor in inflatable airbed and water products. VF Corporation and Kellwood Corporation are key competitors in tents, sleeping bags and appliances. Worthington Industries is our primary competitor in packaged fuel. In accessories, Coghlan's Ltd. is the key competitor. In our fishing business, our key competitors are Cabela's, Inc., Bass Pro Shops, Diawa Corporation, Rapala VMC Corporation, Shimano, Inc., and Zebco, a W.C. Bradley Co. In our water sports and personal flotation device business, HO Mfg., Johnson Outdoors, Quicksilver, Inc. and Sport Dimension Inc. are key competitors. In our ski and snowboard business, our key competitors are Amer Sports Corporation (Salomon and Atomic) , Burton Snowboards, Head NV, Quicksilver, Inc. (Rossignol) and Tecnicagroup (Nordica). In our sports equipment business our key competitors are Adidas Group, Amer Sports Corporation (Wilson), Easton Sports, Inc., Hillerich & Bradsby Company (Louisville Slugger), Mizuno, New Balance Athletic Shoe, Inc. (Brine and Warrior), Nike, Inc., Tecnicagroup (Rollerblade) and Wm. T. Burnett & Co. (STX lacrosse). In addition to branded products, we regularly compete against the private label brands of retailers. In order to protect our business and margins, we are continuing restructuring programs in Outdoor Solutions at Coleman, Stearns, Pure Fishing and Shakespeare Fishing Tackle, transitions in sourcing and new product development designed to allow us to compete effectively and maintain our strong position in the market.

Seasonality

Sales of our Outdoor Solutions' products are generally seasonal, with the strongest sales in the first and second quarters of the calendar year for our camping, baseball and softball goods and third and forth quarter for our ski and snowboard goods. Sales of these products may be negatively impacted by unfavorable weather conditions and other market trends.

Consumer Solutions

Our Consumer Solutions segment also referred to as Jarden Consumer Solutions ("JCS") manufactures, markets, and distributes a diverse line of household products, including kitchen appliances, personal care and wellness products for home use, primarily to consumers through department stores, specialty retailers, and mass merchants. JCS maintains a strong portfolio of globally recognized brands including Bionaire®, Crock-Pot®, FoodSaver®, Health o meter®, Mr. Coffee®, Oster®, Patton®, Rival®, Seal-a-Meal® and Sunbeam®.

We manufacture or source, market and distribute a diverse array of innovative kitchen and other household products primarily to consumers through department stores, specialty retailers, and mass merchants. We believe that the FoodSaver® vacuum packaging system is superior to more conventional means of food packaging, including freezer and storage bags and plastic containers, in preventing dehydration, rancidity, mold, freezer burn and hardening of food. The original FoodSaver® product was successfully launched through infomercials and has since expanded our distribution channels to be based primarily on retail customers. In addition to machines, we market and distribute an expanding line of proprietary bags and bag rolls for use with FoodSaver® machines which represent a recurring revenue source, along with accessories including canisters, jar sealers and wine stoppers. Under the VillaWare® brand name, we provide high-end kitchen products, such as panini grills and waffle makers, primarily to the specialty gourmet market. Through our Bionaire®, Crock-Pot®, Health o meter®, Holmes®, Mr. Coffee®, Patton®, Oster® and Sunbeam® brand names, our principal products include clippers and trimmers for professional use in the beauty and barber and animal segments; electric blankets, mattress pads and throws; household kitchen appliances, such as blenders, coffeemakers, irons, mixers, slow cookers, toasters, and toaster ovens; personal care and wellness products consisting of household products, such as fans, humidifiers, heaters and air purifiers, for home use; products for the hospitality industry; and scales for consumer use. We believe we hold one of the leading positions in most of our principal markets.

We believe that our Consumer Solutions' sales are well diversified with respect to both geography and distribution channel. We sell a variety of branded household products detailed below:

Principal Owned Brands	Principal Products
FoodSaver® and Seal-a-Meal®	Home vacuum packaging
Health at Home® and Health o meter®	Personal care and health monitoring products
Mr. Coffee®	Coffeemakers
Rival®, Sunbeam® and Oster®	Small appliances and personal care products
Crock-Pot® and VillaWare®	Specialty kitchen products
Holmes®, Bionaire®, Patton® and Sunbeam®	Household appliances

Customers

We sell our small kitchen appliances, including home vacuum packaging machines, and personal care and wellness products through a diverse group of leading wholesale and retail customers in North America and distributors around the world. Our vacuum sealing products have penetrated traditional retail channels including mass merchants and specialty retailers in the United States and select international locations and are also sold through direct-to-consumer channels, primarily infomercials. Small kitchen appliances are sold worldwide, including in Latin America and Europe, through retail channels including mass merchants, specialty retailers and department stores. Our leading retail customers in the Consumer Solutions segment include Costco, Kohl's, Sam's, Target and Wal-Mart, among others.

Sales and Marketing

Our vacuum packaging sales efforts are led by our internal sales force, which manages house accounts and oversees independent manufacturer representatives. We also sell directly to the consumer through television, infomercials, the Internet and other direct-to-consumer promotions. In addition to generating direct sales, the infomercials serve as an advertising tool creating awareness and demand at retail stores for the product line. Our marketing and sales departments work closely together to develop customized product lines and pricing strategies to meet our customers' specialized needs. Our marketing department is implementing a strategy designed to drive sustained growth over the next few years. Advertising and brand-building programs will extend beyond infomercials. We believe that new product innovation will increasingly capitalize on consumer segmentation opportunities in vacuum packaging and in other food preservation categories. We believe that our retail position will be reinforced by channel marketing initiatives that optimize category volume and profitability for retailers. We intend to expand direct marketing activities to reinforce the brand loyalty and usage rates for storage bags and accessories.

Small kitchen appliances, household and personal care and wellness products have an internal sales force and marketing department that focus their efforts in those markets that require high levels of precision, quality and engineering expertise. The team dedicates resources across the organization to focus on developing brands. The sales force is allocated by geographic region: United States, Canada, Latin America and Europe with sub-groups to sell different product lines. We operate in an integrated model with the business and operational teams to ensure consistency and fulfillment of marketing strategy and establish direction for the growth priorities of the brands. Advertising and brand building activities include public relations impressions, television, radio and print advertisements, direct to consumer marketing, mobile marketing activities, online marketing, consumer promotions, consumer contests and sweepstakes, demonstrations and educational events at trade shows.

In addition to brand development, we have an extensive licensing strategy to extend the reach of the brands across categories, geographies and strategic product extensions. We believe that utilizing licensing generates high value consumer impressions that are aligned with the strategic objectives of the brands and enhances emotional relevance of the product. Sunbeam® is among the leading licensed housewares brands in the consumer products industry.

Distribution and Fulfillment

We utilize a combination of third-party and owned warehouses in China, the United States, Canada, Latin America and Europe to distribute our Consumer Solutions' products.

Manufacturing

Our research and development department designs and engineers many of our products, collaborates with our manufacturing operations, sets strict engineering specifications for the third-party manufacturers and ensures our proprietary manufacturing expertise despite outsourced production for those products we do not manufacture in company-owned facilities. We maintain control over all critical production molds. In order to ensure the quality and consistency of our products manufactured by third-party manufacturers in Asia, we employ a team of inspectors who examine the products we purchase on site at the factories. Products are currently sourced through multiple key suppliers in China, Korea and the United States.

Small kitchen appliances and personal care and wellness products are developed, designed and tested at sites around the world. The products are manufactured in owned and leased facilities in China, North America and Latin America and through third-party sourcing. In order to ensure the quality and consistency of our products manufactured by third party manufacturers in Asia, we have sourcing operations including product development, project management, sourcing management, supply chain and quality support in Hong Kong and the mainland of China.

Raw Materials and Sourcing of Product

Our primary raw materials for our in-house manufactured product include copper, resins, steel and various paper-related packaging materials. For all key materials, we generally maintain relationships with two or more vendors to ensure we have sufficient quantities available to meet our short and long-term production requirements. We have partnered with other Jarden divisions where possible to establish new vendor relationships and consolidate if and when possible our order volume. We also source finished good product from other vendors who also use many of the same materials mentioned above. Similarly, we have consolidated vendors where appropriate and expanded where necessary to take advantage of those opportunities available through our recent acquisitions.

Intellectual Property

The principal trademarks in our Consumer Solutions segment consist of Bionaire®, Crock-Pot®, FoodSaver®, Holmes®, Health o meter®, Mr. Coffee®, Oster®, Patton®, Rival®, Seal-à-Meal® and Sunbeam®. Our other brands used include The Blanket with a Brain®, Health at Home®, Hydrosurge®, Mixmaster® and Osterizer®. We believe our principal trademarks have high levels of brand name recognition among retailers and consumers. In addition, we believe our brands have an established reputation for quality, reliability and value. We monitor and protect our brands against infringement, and we actively pursue the licensing of our trademarks to third parties for products that complement our product lines or businesses. We also hold numerous design and utility patents covering a wide variety of products, the loss of any one of which would likely not have a material adverse effect on our business taken as a whole.

Competition

The markets in which we operate are generally highly competitive, based primarily on product quality, product innovation, price and customer service and support, although the degree and nature of such competition vary by location and product line.

Our FoodSaver® and Seal-a-Meal® appliances and bags compete with marketers of "conventional" food storage solutions, such as non-vacuum plastic bags and containers. In addition, our competitors include other manufacturers of home sealing appliances that heat- or vacuum-seal bags. There are also several companies that manufacture industrial and commercial vacuum packaging products.

In general, the more mature small household appliance categories outside of home vacuum packaging, including blenders, toasters and irons, among others, our key competitors in the United States and Canada include Conair Corporation, Whirlpool Corporation, NACCO Industries, Inc. (Hamilton Beach), DeLonghi America, Inc., Metro Thebe, Inc., d/b/a HWI Breville and Salton, Inc. In heated bedding products, our primary competitor is Microlife USA, Inc. In scales, our key competitors include HoMedics Inc. and Conair Corporation. Our key competitors for clippers, trimmers and accessories for professional users include the Andis Company,

Wahl Clipper Corporation and Conair Corporation. The primary competitors to our hospitality business are NACCO Industries, Inc. (Hamilton Beach) and the Andis Company. In portable air cleaning products, our primary competitors are DeLonghi America, Inc., Kaz, Incorporated; Hunter Fan Company, Sharper Image Corporation and Ionic Pro, LLC. In vaporizers and humidifiers, our key competitors are Kaz, Incorporated, Hunter Fan Company and Lasko Products, Inc. Our key competitors in portable heaters are Kaz, Incorporated, Lakewood Engineering and Manufacturing Company and Lasko Products, Inc. Our primary competitors in fans are Kaz, Incorporated, Hunter Fan Company, Lakewood Engineering and Manufacturing Company, Lasko Products, Inc. and private label suppliers.

Seasonality

Sales of our Consumer Solutions' products generally are strongest in the fourth quarter preceding the holiday season and may be negatively impacted by unfavorable retail conditions and other market trends as well as mild weather.

Branded Consumables

We manufacture or source, market and distribute a broad line of branded products that includes cordage, firelogs and firestarters, home canning, home safety, matches, playing cards, plastic cutlery and toothpicks marketed under the well-known Ball®, Bee®, Bernardin®, Bicycle®, BRK®, Diamond®, First Alert®, Forster®, Hoyle®, Java-Log®, KEM®, Kerr®, Lehigh®, Leslie-Locke®, Loew-Cornell® and Pine Mountain® brand names, among others. We distribute our Branded Consumables products through club, drug, grocery, hardware, mass merchant and specialty retail customers and deliver these products to thousands of "ship to" locations.

We sell a variety of branded consumables products as detailed below:

Principal Owned and Licensed Brands	Principal Products
Ball®, Bernardin® and Kerr®	Home canning jars in various sizes, consumable decorative and functional lids, home canning food mixes and home canning accessories
BRK® and First Alert®	Home safety products
Aviator®, Bee®, Bicycle®, Hoyle® and KEM®	Playing cards, card accessories and collectible tins
Diamond®	Kitchen matches, plastic cutlery, toothpicks, clothespins, multi-purpose lighters, fire starters, book matches and straws
Lehigh® and Wellington®	Ropes in synthetic and natural fiber, clotheslines and related hardware, twines and rubber tie downs
Loew-Cornell®, Forster® and Woodsies®	Arts and crafts paintbrushes, wood craft items and other craft items
Java-Log®, Pine Mountain®, Northland®, Starterlogg® and Superlog®	Firelogs and firestarters
Crawford®, Leslie-Locke® and Storehorse®	Metal and plastic sawhorses, multi-purpose workbenches, garage storage and organization products, security screen doors and ornamental metal fencing and related products

Customers

We have long-standing relationships with a diverse group of retail, wholesale and institutional customers in North America. We sell through a wide variety of retail formats, including club stores, drugstores, grocery retailers, mass merchants, department stores, value retailers, home improvement stores and craft stores. Our principal Branded Consumables customers include Ace, Albertsons, Costco, Home Depot, Kroger, Lowe's and Wal-Mart, among others.

Sales and Marketing

For our Branded Consumables sales efforts we utilize internal sales, marketing and customer service staff, supported by a network of outside sales representatives. Regional sales managers are organized by geographic area and, in some cases, customers, and are responsible for customer relations management, pricing and distribution strategies, and sales generation. Our customer-specific organized sales staff includes individuals focused on key customers such as Home Depot, Lowe's and Wal-Mart and also key customer groups such as casinos. Our marketing and sales departments work closely together to develop pricing and distribution strategies and to design packaging and develop product line extensions and new products.

We have employed a two-tier marketing strategy for our line of home canning and plastic cutlery products. The Ball®, Kerr® and Diamond® brand names are marketed as premium and specialty products. For the more price-conscious consumer, we have positioned brands such as Golden Harvest® and Fire Chief® as our value-priced brands, which have allowed us to minimize the cannibalization of our family of products by lower-priced, discount store brands. Also, for our plastic cutlery and firelog and firestarter products we manufacture certain private label products.

Distribution and Fulfillment

We distribute our Branded Consumables products through a number of in-house distribution centers and third-party warehouses throughout North America. Whenever possible, we utilize highly automated packaging equipment, allowing us to maintain our efficient and effective logistics and freight management processes. We also work with outsourced providers for the delivery of our products in order to ensure that as many shipments as possible are processed as full truckloads, saving significant freight costs.

Manufacturing

We manufacture the metal closures for our home canning jars at our Muncie, Indiana facility. Lithographed tin plated steel sheet is cut and formed to produce the lids and bands. Liquid plastisol, which we formulate, is applied to the lids, forming an airtight seal, which is necessary for safe and effective home canning. Finished products are packaged for integration with glass jars or sold in multi-packs as replacement lids.

We manufacture kitchen matches at our Cloquet, Minnesota location. The plant purchases local wood that we convert into veneer, from which we saw, stamp and mold the various wood shapes. The wood shapes go through a secondary manufacturing process to apply the matchhead and prepare it for packing and shipping to our customers.

We manufacture rope, cord and twine products for the home improvement industry, as well as home safety products, utilizing Mexican and Asian-based manufacturing. We operate facilities in Juarez and Merida, Mexico. Our Asian sourcing is comprised of several long-standing sourcing relationships. We have long-standing strategic alliances with several Asian contract manufacturers that have proven to be reliable sources.

We manufacture playing card decks at our facilities in Cincinnati, Ohio and Vitoria, Spain. All North American production is manufactured in Cincinnati and in most cases shipped direct to the customer. We do maintain inventory at a third-party distribution warehouse in Las Vegas to insure that casino demand is met. The Spain manufacturing plant services most of our European and Middle Eastern customers.

We manufacture firelog and firestarter products at our five regional facilities throughout North America. The plants purchase wax, molasses and sawdust that we convert into various sizes of firelogs and firestarters.

Raw Materials and Sourcing of Product

Most of our glass canning jars and wood pulp for playing cards are supplied under multi-year supply agreements with primary vendors which assist us in achieving attractive pricing taking into consideration our volumes. Such glass and wood pulp materials are currently also available from other sources at competitive prices. The tin plate, nylon, metal, paper, wax and resin used in the manufacturing of our Branded Consumables products are supplied by multiple vendors and are currently available from a variety of sources at competitive prices. Our wood and sawdust is also supplied by multiple vendors and is readily available to our wood manufacturing plant and firelog and firestarter plants from local suppliers. Our plastic cutlery is sourced from our Process Solutions segment.

Historically, the raw materials and components that are necessary for the manufacture of our products have been available in the quantities that we require.

Intellectual Property

We believe that none of our active trademarks or patents is essential to the successful operation of our overall Branded Consumables business. However, our rights to use certain trademarks such as Aviator®, Ball®, Bee®, Bernardin®, Bicycle®, BRK®, Crawford®, Diamond®, Dicon®, First Alert®, Forster®, Hoyle®, KEM®, Kerr®, Lehigh®, Leslie-Locke®, Loew-Cornell®, Northland®, Java-Log®, Pine Mountain®, Starterlogg®, Storehorse®, Superlog® and Wellington®, may materially affect the sales of the individual products or product lines related to such trademarks.

Pursuant to the terms of the 1993 distribution agreement with Ball Corporation ("Ball"), we were granted a perpetual, royalty-free license to use the Ball® brand name for our Branded Consumables. In the event of a change of control of Jarden which has not received the approval of a majority of our board of directors or causes us to be controlled or majority-owned by a competitor of Ball, Ball has the option to terminate our license to use the Ball® brand name. Pursuant to the terms of an agreement with Kerr Group, Inc. ("Kerr"), we have a perpetual and royalty-free worldwide license to use the Kerr® brand name for certain products. However, in the event of a change of control of Jarden which has not received the approval of a majority of our board of directors, Kerr has the option to terminate our license to use the Kerr® brand name.

We also have licensing agreements for brands such as Coca-Cola®, Disney®, Nickelodeon® and World Poker Tour® to manufacture and distribute playing cards under those brand names.

Competition

Although we are a leading provider of firelogs and firestarters, home canning products, kitchen matches, retail plastic cutlery, toothpicks, playing cards, rope, cord and twines in the United States, we have direct competitors in most of our niche markets. In addition to direct competitors in the market for home canning, we compete with companies who specialize in other food preservation mediums such as freezing and dehydration. In the market for home safety products our main competitors are Kidde and Universal Security Instruments Inc. For plastic cutlery our key competitors include Far East and domestic suppliers. Our competition in the market for rope, cord and twine includes Mibro and private label brands. In the market for playing cards our competition includes Angel, Cardinal, Carta Mundi, Copag, Gaming Partners International, Gemaco, Mattel, Patch Products and a number of other manufacturers located in China. In the market for firelogs and firestarters, we compete with a number of competitors in the "home fireplace burning category" including Duraflame, Inc. and other regional and national firelog and firestarter manufacturers, and cord wood suppliers. In the market for craft products, we have a number of competitors including Royal, Daler-Rowney, Col-Art, Crayola, Elmers and Rose Art. Because of the strengths of our North American manufacturing facilities, established Asian sourcing capabilities and efficient distribution platform, we believe we are the best value supplier of rope, cord, and twines, and playing cards and accessories for our retailer customer base whether they need a low cost product or a premium brand.

Seasonality

Sales of our home canning products generally reflect the pattern of the growing season, and retail sales of our plastic cutlery are concentrated in the summer months and holiday periods. Sales of our home improvement products are concentrated in the spring and summer months. Sales of our firelog and firestarter products are concentrated in the fall and winter months. Sales of all these products may be negatively impacted by unfavorable weather conditions and other market trends. Periods of drought, for example, may adversely affect the supply and price of fruit, vegetables and other foods available for home canning. Warm weather in the fall and winter may adversely affect our firelog and firestarter sales. Sales of playing cards and arts and crafts are generally not seasonally concentrated.

Process Solutions

In addition to the three primary business segments described above, we manufacture, market and distribute a wide variety of plastic products including closures, contact lens packaging, plastic cutlery, refrigerator door liners, medical disposables and rigid packaging. Many of these products are consumable in nature or represent components of consumer products. We also are the largest North American producer of niche products fabricated from solid zinc strip and are the sole source supplier of copper plated zinc penny blanks to the United States Mint, a major supplier to the Royal Canadian Mint, as well as a supplier of nickel, brass and bronze plated finishes on steel and zinc for coinage to other international markets. In addition, we manufacture a line of industrial zinc products marketed globally for use in the plumbing, automotive, electrical component and architectural markets. Our monofilament business, which produces nylon and polyester monofilament line used in various products, including woven mats used by paper producers and weed trimmer cutting line, as well as fiberglass radio antennas for marine, citizen band and military applications, is also reported within this Process Solutions segment.

We sell our plastic products primarily to major original equipment manufacturer companies in the healthcare and consumer products industries. Our leading customers include CIBA Vision, Johnson & Johnson, Microsoft and Whirlpool. We also supply plastic products and parts to both our Branded Consumables (plastic cutlery and closures) and Consumer Solutions (plastic containers) segments. We sell our zinc products to the United States Mint, the Royal Canadian Mint and other international markets, and in the plumbing, automotive, electrical component and architectural markets. Monofilament line is sold to weavers including Asten Johnson and Weavexx Warrick and to retailers/distributors of cutting line including MTD Products and Wal-Mart. Marine antennas are sold to specialty marine dealers such as West Marine and military antennas are sold to communication systems integrators including General Dynamics and Harris Corporation.

Government Contracts

We enter into contracts with the United States Government, which contain termination provisions customary for government contracts. The United States Government retains the right to terminate such contracts at its convenience. However, if the contract is terminated, we are entitled to be reimbursed for allowable costs and profits to the date of termination relating to authorized work performed to such date. The United States Government contracts are also subject to reduction or modification in the event of changes in government requirements or budgetary constraints. Since entering into a contract with us in 1981, the United States Government has not terminated the penny blank supply arrangement. In 2006, we entered into a multi-year supply contract with the Royal Canadian Mint for defined volumes on a "take or pay" basis.

Environmental Matters

Our operations are subject to federal, state and local environmental and health and safety laws and regulations, including those that impose workplace standards and regulate the discharge of pollutants into the environment and establish standards for the handling, generation, emission, release, discharge, treatment, storage and disposal of materials and substances including solid and hazardous wastes. We believe that we are in material compliance with such laws and regulations. Further, the cost of maintaining compliance has not, and we believe, in the future, will not, have a material adverse effect on our business, consolidated results of operations and consolidated financial condition. Due to the nature of our operations and the frequently changing nature of environmental compliance standards and technology, we cannot predict with any certainty that future material capital or operating expenditures will not be required in order to comply with applicable environmental laws and regulations.

In addition to operational standards, environmental laws also impose obligations on various entities to clean up contaminated properties or to pay for the cost of such remediation, often upon parties that did not actually cause the contamination. We have attempted to limit our exposure to such liabilities through contractual indemnities and other mechanisms. We do not believe that any of our existing remediation obligations, including those at third-party sites where we have been named a potentially responsible party, will have a material adverse effect upon our business, consolidated results of operations or consolidated financial condition.

Employees

As of December 31, 2007, we employed approximately 25,000 people in the United States, Latin America, the Pacific Rim (including China), Canada and Europe. As of December 31, 2007, our Chinese operations employed approximately 7,200 people on both a full time and temporary basis. Approximately 320 union workers are covered by five collective bargaining agreements at five of our U.S. facilities. These agreements expire at our jar closure facility (Muncie, Indiana) in October 2009, at our kitchen match manufacturing facility (Cloquet, Minnesota) in February 2011, at our metals facility (Greeneville, Tennessee) in October 2011, at our fire extinguisher plant (Aurora, Illinois) in May 2008, and at our conductive fiber plant (Enka, North Carolina) in September 2010. Additionally, approximately 128 employees at our Legutiano, Spain manufacturing facility, 127 employees at our Lyon, France facility and 838 employees at our Latin America facilities are unionized.

We have not experienced a work stoppage during the past five years except for brief stoppages in 2004 and 2008 in Lyon, France in connection with our restructurings at that location. Management believes that our relationships with our employees and collective bargaining unions are satisfactory.

Research and Development

Research and development costs are expensed as incurred in connection with our internal programs for the development of products and processes.

Website Access Disclosure

Our internet website address is *http://www.jarden.com*. We make available free of charge through our website our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports filed pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and the proxy statement for our annual meeting of stockholders, as soon as reasonably practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission. In addition, information concerning purchases and sales of our equity securities by our executive officers and directors is posted on our website, by the end of the business day after filing.

Our website also includes the following corporate governance materials, at the tab "Governance": our Business Conduct and Ethics Policy; our Board of Directors Governance Principles and Code of Conduct Policy;

our Insider Trading Policy; our Management and Board of Directors; our Committee Composition; our Insider Transactions; and the charters of our Board committees. These corporate governance materials are also available in print upon request by any stockholder to our Investor Relations department at our corporate headquarters.

Information on our website does not constitute part of this filing on Form 10-K.

In addition to the information included in this Item 1, see Item 7 (Management's Discussion and Analysis of Financial Condition and Results of Operations) and Item 8, Note 1 (Business and Significant Accounting Policies) and Note 17 (Segment Information) for financial and other information concerning our business segments and geographic areas.

Our executive corporate headquarters is located at 555 Theodore Fremd Avenue, Rye, NY 10580, and our telephone number is (914) 967-9400.

Item 1A. Risk Factors

The ownership of our common stock involves a number of risks and uncertainties. Potential investors should carefully consider the risks and uncertainties described below and the other information in this Form 10-K and Annual Report before deciding whether to invest in our securities. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The risks described below are not the only ones facing us. Additional risks that are currently unknown to us or that we currently consider to be immaterial may also impair our business or adversely affect our financial condition or results of operations.

Risks Relating to Our Business

Our sales are highly dependent on purchases from several large customers and any significant decline in these purchases or pressure from these customers to reduce prices could have a negative effect on our future financial performance.

Due to consolidation in the U.S. retail industry, our customer base has become relatively concentrated. In 2007, one customer accounted for approximately 20% of our consolidated net sales.

Although we have long-established relationships with many of our customers, we do not have any long-term supply or binding contracts or guarantees of minimum purchases. Purchases by our customers are generally made using individual purchase orders. As a result, these customers may cancel their orders, change purchase quantities from forecast volumes, or delay purchases for a number of reasons beyond our control. Significant or numerous cancellations, reductions, or delays in purchases by customers could have a material adverse effect on our business, results of operations and financial condition. In addition, because many of our costs are fixed, a reduction in customer demand could have an adverse effect on our gross profit margins and operating income.

We depend on a continuous flow of new orders from our large, high-volume retail customers; however, we may be unable to continually meet the needs of our customers. Furthermore, on-time delivery and satisfactory customer service are becoming increasingly important to our customers. Retailers are increasing their demands on suppliers to:

- reduce lead times for product delivery, which may require us to increase inventories and could impact the timing of reported sales;
- improve customer service, such as with direct import programs, whereby product is supplied directly to retailers from third party suppliers; and
- adopt new technologies related to inventory management such as Radio Frequency Identification, otherwise known as RFID, technology, which may have substantial implementation costs.

We cannot provide any assurance that we can continue to successfully meet the needs of our customers. A substantial decrease in sales to any of our major customers could have a material adverse effect on our business, results of operations and financial condition.

Seasonality and weather conditions may cause our operating results to vary from quarter to quarter.

Sales of certain of our products are seasonal. Sales of our outdoor camping equipment, fishing equipment and sporting goods equipment products increase during warm weather months and decrease during winter, while sales of our skis, snowboards and snowshoes increase during the cold weather months and decrease during summer. Additionally, sales of our Branded Consumables products generally reflect the season, with sales of our home improvement products concentrated in the spring and summer months and sales of our firelogs and firestarters concentrated in the fall and winter months. Sales of our Consumer Solutions products generally are strongest in the fourth quarter preceding the holiday season.

Weather conditions may also negatively impact sales. For instance, we may not sell as many of certain outdoor recreation products (such as lanterns, tents and sleeping bags) as anticipated if there are fewer natural disasters such as hurricanes and ice storms; mild winter weather may negatively impact sales of electric blankets, heaters, firelogs and firestarters, skis, snowboards, snowshoes, some health products and smoke or carbon monoxide alarms; and the late arrival of summer weather may negatively impact sales of outdoor camping equipment and grills, watersports and personal flotation devices, fishing equipment and sporting goods equipment. Additionally, sales of our home canning products and our home improvement products may be negatively impacted by unfavorable weather conditions and other market trends. Periods of drought, for example, could adversely affect the supply and price of fruit, vegetables and other foods available for home canning, and inclement weather may reduce the amount of time spent on home improvement projects. These factors could have a material adverse effect on our business, results of operations and financial condition.

Our operations are dependent upon third-party suppliers whose failure to perform adequately could disrupt our business operations.

We currently source a significant portion of parts and products from third parties. Our ability to select and retain reliable vendors who provide timely deliveries of quality parts and products will impact our success in meeting customer demand for timely delivery of quality products. We typically do not enter into long-term contracts with our primary vendors and suppliers. Instead, most parts and products are supplied on a "purchase order" basis. As a result, we may be subject to unexpected changes in pricing or supply of products. Any inability of our suppliers to timely deliver quality parts and products or any unanticipated change in supply, quality or pricing of products could be disruptive and costly to us.

Our reliance on manufacturing facilities and suppliers in Asia could make us vulnerable to supply interruptions related to the political, legal and cultural environment in Asia.

A significant portion of our products are manufactured by third-party suppliers in Asia, primarily the People's Republic of China, or at our own facilities in southern China. Our ability to continue to select reliable vendors who provide timely deliveries of quality parts and products will impact our success in meeting customer demand for timely delivery of quality products. Furthermore, the ability of our own facilities to timely deliver finished goods, and the ability of third-party suppliers to timely deliver finished goods and/or raw materials, may be affected by events beyond their control, such as inability of shippers to timely deliver merchandise due to work stoppages or slowdowns, or significant weather and health conditions (such as SARS) affecting manufacturers and/or shippers. Any adverse change in, among other things, any of the following could have a material adverse effect on our business, results of operations and financial condition:

- our relationship with third-party suppliers;
- the financial condition of third-party suppliers;
- our ability to import products from these third-party suppliers or our own facilities; or
- third-party suppliers' ability to manufacture and deliver outsourced products on a timely basis.

We cannot assure you that we could quickly or effectively replace any of our suppliers if the need arose, and we cannot assure you that we could retrieve tooling and molds possessed by any of our third-party suppliers. Our dependence on these few suppliers could also adversely affect our ability to react quickly and effectively to changes in the market for our products. In addition, international manufacturing is subject to significant risks, including, among other things:

- labor unrest;
- political instability;
- restrictions on transfer of funds;
- domestic and international customs and tariffs;
- unexpected changes in regulatory environments; and
- potentially adverse tax consequences.

Labor in China has historically been readily available at relatively low cost as compared to labor costs in North America. China has experienced rapid social, political and economic change in recent years. We cannot assure you that labor will continue to be available to us in China at costs consistent with historical levels or that changes in labor or other laws will not be enacted which would have a material adverse effect on our operations in China. A substantial increase in labor costs in China could have a material adverse effect on our business, results of operations and financial condition. Although China currently enjoys "most favored nation" trading status with the United States, the U.S. government has in the past proposed to revoke such status and to impose higher tariffs on products imported from China. We cannot assure you that our business will not be affected by the aforementioned risks, each of which could have a material adverse effect on our business, results of operations and financial condition.

Our operating results can be adversely affected by changes in the cost or availability of raw materials.

Pricing and availability of raw materials for use in our businesses can be volatile due to numerous factors beyond our control, including general, domestic and international economic conditions, labor costs, production levels, competition, consumer demand, import duties and tariffs and currency exchange rates. This volatility can significantly affect the availability and cost of raw materials for us, and may, therefore, have a material adverse effect on our business, results of operations and financial condition.

During periods of rising prices of raw materials, there can be no assurance that we will be able to pass any portion of such increases on to customers. Conversely, when raw material prices decline, customer demands for lower prices could result in lower sale prices and, to the extent we have existing inventory, lower margins. As a result, fluctuations in raw material prices could have a material adverse effect on our business, results of operations and financial condition.

Some of the products we manufacture require particular types of glass, metal, paper, plastic, wax, wood or other materials. Supply shortages for a particular type of material can delay production or cause increases in the cost of manufacturing our products. This could have a material adverse effect on our business, results of operations and financial condition. In particular, we rely on wax for certain products in our Branded Consumables segment and resin for many of the products in our Consumer Solutions and Outdoor Solutions segments and the plastics part of our Process Solutions segment. Wax and resin prices have risen in response to, among other things, higher oil prices. If wax prices, resin prices or other material prices rise further in the future we can expect the cost of goods for our businesses to increase. Given that only some of this increase relates to contracts where we have pass-through pricing, the effect of the remainder of the increase could have a material adverse effect on our margins. We also rely on glass for certain of the products in our Branded Consumables segment. Glass prices have risen in response to higher natural gas prices. If glass prices rise further in the future, we can expect the cost of goods to increase, which could have a material adverse effect on our business, results of operations and financial condition.

With the growing trend towards consolidation among suppliers of many of our raw materials, especially resin, glass and steel, we are increasingly dependent upon key suppliers whose bargaining strength is growing. In addition, many of those suppliers have been reducing production capacity of those raw materials in the North American market. We may be negatively affected by changes in availability and price of raw materials resulting from this consolidation and reduced capacity, which could negatively impact our results of operations.

We are subject to several production-related risks which could jeopardize our ability to realize anticipated sales and profits.

In order to realize sales and operating profits at anticipated levels, we must manufacture or source and deliver in a timely manner products of high quality. Among others, the following factors can have a negative effect on our ability to do these things:

- labor difficulties;
- scheduling and transportation difficulties;
- management dislocation;
- substandard product quality, which can result in higher warranty, product liability and product recall costs;
- delays in development of quality new products;
- changes in laws and regulations, including changes in tax rates, accounting standards, and environmental and occupational laws;
- health and safety laws; and
- changes in the availability and costs of labor.

Any adverse change in the above-listed factors could have a material adverse effect on our business, results of operations and financial condition.

Because we manufacture or source a significant portion of our products from Asia, our production lead times are relatively long. Therefore, we often commit to production in advance of firm customer orders. If we fail to forecast customer or consumer demand accurately we may encounter difficulties in filling customer orders or in liquidating excess inventories, or may find that customers are canceling orders or returning products. Additionally, changes in retailer inventory management strategies could make inventory management more difficult. Any of these results could have a material adverse effect on our business, results of operations and financial condition.

Competition in our industries may hinder our ability to execute our business strategy, achieve profitability, or maintain relationships with existing customers.

We operate in some highly competitive industries. In these industries, we compete against numerous other domestic and foreign companies. Competition in the markets in which we operate is based primarily on product quality, product innovation, price and customer service and support, although the degree and nature of such competition vary by location and product line.

In the Outdoor Solutions segment, Igloo Corporation and Newell Rubbermaid are primary competitors in our personal coolers business. Intex Corporation is a key competitor in inflatable airbed and water products. VF Corporation and Kellwood Corporation are key competitors in tents, sleeping bags and appliances. Worthington Industries is our primary competitor in packaged fuel. In accessories, Coghlan's Ltd. is the key competitor. In our fishing business, our key competitors are Cabela's, Inc., Bass Pro Shops, Diawa Corporation, Rapala VMC Corporation, Shimano, Inc., and Zebco, a W.C. Bradley Co. In our water sports and personal flotation device business, HO Mfg., Johnson Outdoors, Quicksilver, Inc. and Sport Dimension Inc. are key competitors. In our ski and snowboard business, our key competitors are Amer Sports Corporation (Salomon and Atomic), Burton Snowboards, Head NV, Quicksilver, Inc. (Rossignol) and Tecnicagroup (Nordica). In our sports equipment business our key competitors are Adidas Group, Amer Sports Corporation (Wilson), Easton Sports, Inc., Hillerich & Bradsby Company (Louisville Slugger), Mizuno, New Balance Athletic Shoe, Inc. (Brine and Warrior), Nike, Inc., Tecnicagroup (Rollerblade) and Wm. T. Burnett & Co. (STX lacrosse).

In our Consumer Solutions segment, our FoodSaver® and Seal-a-Meal® appliances and bags compete with marketers of "conventional" food storage solutions, such as non-vacuum plastic bags and containers. In addition, our competitors include other manufacturers of home sealing appliances that heat- or vacuum-seal bags. As household penetration of home vacuum packaging systems has increased, more competitors have entered the market. As such, the market has become more price-and feature-sensitive. There are also several companies that manufacture industrial and commercial vacuum packaging products. In more mature small household appliance categories outside of home vacuum packaging, including blenders, toasters and irons, among others, our key competitors in the United States and Canada include Conair Corporation, Whirlpool Corporation, NACCO Industries, Inc. (Hamilton Beach), DeLonghi America, Inc., Metro Thebe, Inc., d/b/a HWI Breville and Salton, Inc. In heated bedding products, our primary competitor is Microlife USA, Inc. In scales, our key competitors include HoMedics Inc. and Conair Corporation. Our key competitors for clippers, trimmers and accessories for professional users include the Andis Company, Wahl Clipper Corporation and Conair Corporation. The primary competitors to our hospitality business are NACCO Industries, Inc. (Hamilton Beach) and the Andis Company. In portable air cleaning products, our primary competitors are DeLonghi America, Inc., Kaz, Incorporated, Hunter Fan Company, Sharper Image Corporation and Ionic Pro, LLC. In vaporizers and humidifiers, our key competitors are Kaz, Incorporated, Hunter Fan Company and Lasko Products, Inc. Our key competitors in portable heaters are Kaz, Incorporated, Lakewood Engineering and Manufacturing Company and Lasko Products, Inc. Our primary competitors in fans are Kaz, Incorporated, Lakewood Engineering and Manufacturing Company, Hunter Fan Company, Lasko Products, Inc. and private label suppliers.

In our Branded Consumables segment, we have direct competitors in most of our niche markets. In addition, in the market for home canning, we compete with companies who specialize in other food preservation mediums, such as freezing and dehydration. The market for plastic cutlery is extremely price sensitive and our competitors include Far East and domestic suppliers. Our competition in the market for rope, cord and twine includes Mibro and private label brands. Our key competitors in the home safety business include Kidde and Universal Security Instruments Inc. In the market for playing cards, our competition includes Angel, Cardinal, Carta Mundi, Copag, Gaming Partners International, Gemaco, Patch Products and a number of other manufacturers located in China. In the market for firelogs and firestarters, we compete with a number of competitors in the "home fireplace burning category" including Duraflame, Inc. and other regional and national firelog and firestarter manufacturers, and cord wood suppliers. In the market for craft products, we have a number of competitors including Royal, Daler-Rowney, Col-Art, Crayola, Elmers and Rose Art.

We also face competition from the manufacturing operations of some of our current and potential customers with private label or captive house brands.

Some of our competitors are more established in their industries and have substantially greater revenue or resources than we do. Our competitors may take actions to match new product introductions and other initiatives. Since many of our competitors source their products from third parties, our ability to obtain a cost advantage through sourcing is reduced. Certain of our competitors may be willing to reduce prices and accept lower profit margins to compete with us. Further, retailers often demand that suppliers reduce their prices on existing products. Competition could cause price reductions, reduced profits or losses or loss of market share, any of which could have a material adverse effect on our business, results of operations and financial condition.

To compete effectively in the future in the consumer products industry, among other things, we must:

- maintain strict quality standards;
- develop new products that appeal to consumers; and
- deliver products on a reliable basis at competitive prices.

Our inability to do any of these things could have a material adverse effect on our business, results of operations and financial condition.

If we fail to develop new or expand existing customer relationships, our ability to grow our business will be impaired.

Our growth depends to a significant degree upon our ability to develop new customer relationships and to expand existing relationships with current customers. We cannot guarantee that new customers will be found, that any such new relationships will be successful when they are in place, or that business with current customers will increase. Failure to develop and expand such relationships could have a material adverse effect on our business, results of operations and financial condition.

If we cannot continue to develop new products in a timely manner, and at favorable margins, we may not be able to compete effectively.

We believe that our future success will depend, in part, upon our ability to continue to introduce innovative design extensions for our existing products and to develop, manufacture and market new products. We cannot assure you that we will be successful in the introduction, manufacturing and marketing of any new products or product innovations, or develop and introduce, in a timely manner, innovations to our existing products that satisfy customer needs or achieve market acceptance. Our failure to develop new products and introduce them successfully and in a timely manner, and at favorable margins, would harm our ability to successfully grow our business and could have a material adverse effect on our business, results of operations and financial condition.

We are subject to risks related to acquisitions, and our failure to successfully integrate acquired businesses could have a material adverse effect on our business and results of operations.

We have achieved growth through the acquisition of companies, including the acquisitions of AHI and Holmes, and tuck-in acquisitions. There can be no assurance that we will be able to integrate successfully these businesses or future acquisitions, including our acquisition of K2 Inc., into our existing business without substantial costs, delays or other operational or financial difficulties. There is also no assurance that we will be able to successfully leverage synergies among our businesses to increase sales and obtain cost savings. Additionally, the failure of these businesses to achieve expected results, diversion of our management's attention and failure to retain key personnel at these businesses could have a material adverse effect on our business, results of operations and financial condition.

We anticipate that any future acquisitions we pursue as part of our business strategy may be financed through a combination of cash on hand, operating cash flow, availability under our senior credit facility and new capital market offerings. If new debt is added to current debt levels, or if we incur other liabilities, including contingent liabilities, in connection with an acquisition, the debt or liabilities could impose additional constraints and requirements on our business and financial performance, which could materially adversely affect our financial condition and operations.

If we experience revenue declines and decreased profitability, we may incur future impairment charges that could have a material effect on our results of operations.

Our revenue growth and profitability are dependent on our ability to introduce new products and maintain market share. Several factors also impact our profitability which are discussed in this section. If declines in revenues and profitability prevent us from achieving our earnings projections, we may incur impairment charges related to goodwill or indefinite lived intangible assets, or both.

Our results could be adversely affected if the cost of compliance with environmental, health and safety laws and regulations becomes too burdensome.

Our operations are subject to federal, state and local environmental and health and safety laws and regulations including those that impose workplace standards and regulate the discharge of pollutants into the environment and establish standards for the handling, generation, emission, release, discharge, treatment, storage and disposal of materials and substances including solid and hazardous wastes. We believe that we are in material compliance with such laws and regulations and that the cost of maintaining compliance will not have a material adverse effect on our business, results of operations or financial condition. However, due to the nature of our operations and the frequently changing nature of environmental compliance standards and technology, we cannot assure you that future material capital expenditures will not be required in order to comply with applicable environmental laws and regulations.

In January 2003, the European Union ("EU") issued two directives relating to chemical substances in electronic products. The Waste Electrical and Electronic Equipment Directive requires producers of electrical goods to pay for specified collection, recycling, treatment and disposal of past and future covered products. EU governments were required to enact and implement legislation that complies with this directive by August 13, 2004 (such legislation, together with the directive, the "WEEE Legislation"), and certain producers are to be financially responsible under the WEEE Legislation beginning in August 2005. The EU has issued another directive that requires electrical and electronic equipment placed on the EU market after July 1, 2006 to be free of lead, mercury, cadmium, hexavalent chromium (above a threshold limit) and brominated flame retardants. EU governments were required to enact and implement legislation that complies with this directive by August 13, 2004 (such legislation, together with this directive, the "RoHS Legislation"). If we do not comply with these directives, we may suffer a loss of revenue, be unable to sell in certain markets and/or countries, be subject to penalties and enforced fees and/or suffer a competitive disadvantage. Similar legislation could be enacted in other jurisdictions, including in the United States. Costs to comply with the WEEE Legislation, RoHS Legislation and/or similar future legislation, if applicable, could include costs associated with modifying our products, recycling and other waste processing costs, legal and regulatory costs and insurance costs. We may also be required to take reserves for costs associated with compliance with these regulations. We cannot assure you that the costs to comply with these new laws, or with current and future environmental and worker health and safety laws, will not have a material adverse effect on our business, results of operations and financial condition.

We may incur significant costs in order to comply with environmental remediation obligations.

In addition to operational standards, environmental laws also impose obligations on various entities to clean up contaminated properties or to pay for the cost of such remediation, often upon parties that did not actually cause the contamination. Accordingly, we may be liable, either contractually or by operation of law, for remediation costs even if the contaminated property is not presently owned or operated by us, is a landfill or other location where we have disposed wastes, or if the contamination was caused by third parties during or prior to our ownership or operation of the property. Given the nature of the past industrial operations conducted by us and others at these properties, there can be no assurance that all potential instances of soil or groundwater contamination have been identified, even for those properties where an environmental site assessment has been conducted. We do not believe that any of our existing remediation obligations, including at third-party sites where we have been named a potentially responsible party, will have a material adverse effect upon our business, results of operations or financial condition. However, future events, such as changes in existing laws or policies or their enforcement, or the discovery of currently unknown contamination, may give rise to additional remediation liabilities that may be material. See "Environmental Matters" under note 11 (Commitments and Contingencies) of the notes to our consolidated financial statements contained in our Annual Report on Form 10-K (which is incorporated by reference herein) for a discussion of these and other environmental-related matters.

Our business, results of operations and financial condition could be materially adversely affected by the loss of our executive officers and the inability to attract and retain appropriately qualified replacements or the diversion of our Chief Executive Officer's time and energy to permitted outside interests, including with respect to his obligations to a special purpose acquisition company.

We are highly dependent on the continuing efforts of our executive officers, particularly Martin E. Franklin, our Chairman and Chief Executive Officer, Ian G.H. Ashken, our Vice Chairman and Chief Financial Officer, and James E. Lillie, our President and Chief Operating Officer. We believe these officers' experience in the branded consumer products industry and our business, and with strategic acquisitions of complementary businesses within our primary business segments, has been important to our historical growth and is important to our future growth strategy. We currently have employment agreements with all of these executive officers. However, we cannot assure you that we will be able to retain any of these executive officers. Our business, results of operations and financial condition could be materially adversely affected by the loss of any of these executive officers and the inability to attract and retain appropriately qualified replacements. We do not maintain "key man" insurance on any of our executive officers.

Messrs. Franklin and Ashken have other interests and engage in other activities beyond their positions at Jarden (something they are permitted to do under the terms of their employment agreements with us provided such other activities do not interfere with their duties as an executive of Jarden or directly compete with us). In particular, Mr. Franklin is chairman of the board of directors of Liberty Acquisition Holdings Corp. ("Liberty"), a special purpose acquisition company ("SPAC") formed to acquire one or more operating businesses with principal business operations in North America within 30-36 months of becoming a public company. Marlin Equities II, LLC, an investment vehicle majority owned by its managing member, Mr. Franklin, and Mr. Ashken, the other principal member, is one of the principal stockholders of Liberty. Liberty's registration statement on Form S-1 previously filed with the Commission in late 2007 was declared effective by the Commission on December 6, 2007. Liberty consummated its initial public offering on December 12, 2007, but has not announced any specific merger, acquisition, or other strategic transaction under consideration. Mr. Franklin is also chairman of board of directors of Liberty Acquisition Holdings (International) Company ("LIAC"), a SPAC formed to acquire one or more operating businesses with principal business operations outside of North America within 24 months of becoming a public company. Marlin Equities IV, LLC, an investment vehicle majority owned by its managing member, Mr. Franklin, and Mr. Ashken; the other principal member, is one of the principal stockholders of LIAC. LIAC consummated its initial public offering on February 13, 2008, but has not announced any specific merger, acquisition, or other strategic transaction under consideration. Liberty and LIAC's operations will be dependent upon a relatively small group of key officers and directors, including Mr. Franklin, at least until Liberty and LIAC have each consummated a business combination. Because Mr. Franklin will have an obligation to assist Liberty and LIAC in actively sourcing and acquiring target businesses, he will be required to spend time and energy (such time and energy may be potentially significant) that he might otherwise devote to Jarden on behalf of another enterprise, which could have an adverse impact on our business. Mr. Franklin has maintained outside business interests, including another SPAC investment, since becoming our Chairman and CEO in 2001. None of these outside business interests conflict with his duties to Jarden.

Mr. Franklin has committed to our Board of Directors that Liberty and LIAC will be seeking transactions outside of those that fit within Jarden's publicly announced acquisition criteria and that Liberty and LIAC will not interfere with Mr. Franklin's or Mr. Ashken's obligations to Jarden. Mr. Franklin also committed to the Board that in order to avoid the potential for a conflict, prior to Liberty or LIAC pursuing any acquisition transaction that Jarden might consider, Mr. Franklin would first confirm with an independent committee of our Board of Directors that Jarden was not interested in pursuing the potential acquisition opportunity. If the independent committee concludes that Jarden was interested in that opportunity, Liberty or LIAC would not continue with that transaction. However, we cannot assure you that Liberty or LIAC will not choose to pursue transactions that Jarden would have considered. If Liberty or LIAC pursues transactions that Jarden would have considered, this could negatively impact Jarden's growth from future acquisitions.

Our indebtedness imposes constraints and requirements on our business and financial performance, and our compliance and performance in relationship to these could materially adversely affect our financial condition and operations.

We have a significant amount of indebtedness. As of December 31, 2007, we had total debt of approximately $2.7 billion. Our significant indebtedness could:

- increase our vulnerability to general adverse economic and industry conditions;
- require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions and investments and other general corporate purposes;
- limit our flexibility in planning for, or reacting to, changes in our business and the markets in which we operate;
- place us at a competitive disadvantage compared to our competitors that have less debt; and
- limit, among other things, our ability to borrow additional funds.

The terms of our senior credit facility and the indenture governing our 7 ½% senior subordinated notes due 2017, which we refer to as our notes, allow us to issue and incur additional debt upon satisfaction of certain conditions. We anticipate that any future acquisitions we pursue as part of our growth strategy or potential stock repurchase programs may be financed through a combination of cash on hand, operating cash flow, availability under our existing credit facilities and new capital market offerings. If new debt is added to current debt levels, the related risks described above could increase.

Our failure to generate sufficient cash to meet our liquidity needs may affect our ability to service our indebtedness and grow our business.

Our ability to make payments on and to refinance our indebtedness, including our notes and amounts borrowed under our senior credit facility, and to fund planned capital expenditures and expansion efforts and strategic acquisitions we may make in the future, if any, will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive and other factors that are beyond our control.

Based on our current level of operations, we believe our cash flow from operations, together with available cash and available borrowings under our senior credit facility, will be adequate to meet future liquidity needs for at least the next twelve months. However, we cannot assure you that our business will generate sufficient cash flow from operations in the future, that our currently anticipated growth in revenues and cash flow will be realized on schedule or that future borrowings will be available to us under our senior credit facility in an amount sufficient to enable us to service indebtedness, including the debt securities, grow our business or to fund other liquidity needs. We may need to refinance all or a portion of our indebtedness, including our notes and our senior credit facility, on or before maturity. We cannot assure you that we will be able to do so on commercially reasonable terms or at all.

Changes in foreign, cultural, political and financial market conditions could impair our international operations and financial performance.

Some of our operations are conducted or products are sold in countries where economic growth has slowed, such as Japan; or where economies have suffered economic, social and/or political instability or hyperinflation or where the ability to repatriate funds has been delayed or impaired in recent years, such as Mexico and Venezuela. The economies of other foreign countries important to our operations, including other countries in Europe, Latin America and Asia, could also suffer slower economic growth or economic, social and/or political instability in the future. International operations, including manufacturing and sourcing operations (and the international operations of our customers), are subject to inherent risks which could adversely affect us, including, among other things:

- new restrictions on access to markets;
- lack of developed infrastructure;
- inflation or recession;
- fluctuations in the value of currencies;
- changes in and the burdens and costs of compliance with a variety of foreign laws and regulations, including tax laws, accounting standards, environmental laws and occupational health and safety laws;
- social, political or economic instability;
- increases in duties and taxation;
- restrictions on transfer of funds and/or exchange of currencies; and
- other adverse changes in policies, including monetary, tax and/or lending policies, encouraging foreign investment or foreign trade by our host countries.

Should any of these risks occur, our ability to export our products or repatriate profits could be impaired and we could experience a loss of sales and profitability from our international operations.

Currency fluctuations may significantly increase our expenses and affect our results of operations, especially where the currency is subject to intense political and other environmental pressure, such as in the case of the Venezuelan Bolivar and the Chinese Renminbi.

While we transact business predominantly in U.S. dollars and most of our revenues are collected in U.S. dollars, a substantial portion of our costs, such as payroll, rent and indirect operational costs, are denominated in other currencies, such as the British Pound, Chinese Renminbi, European Euro, Japanese Yen, Mexican Peso, and Venezuelan Bolivar. Changes in the relation of these and other currencies to the U.S. dollar will affect our sales and profitability and could result in exchange losses. For example, a devaluation of the Venezuelan Bolivar would impact our results of operations because the earnings of our Venezuelan operations would be reduced when translated into U.S. dollars. A stronger Mexican Peso would mean our products assembled or produced in Mexico would be more expensive to import into the U.S. or other countries, thereby reducing profitability of those products. Likewise, if the government of China allowed the Chinese Renminbi to rise substantially versus the U.S. dollar, the cost of our products produced in China would rise. The impact of future exchange rate fluctuations on our results of operations cannot be accurately predicted. There can be no assurance that the U.S. dollar foreign exchange rates will be stable in the future or that fluctuations in financial markets will not have a material adverse effect on our business, results of operations and financial condition.

Changes in the retail industry and markets for consumer products affecting our customers or retailing practices could negatively impact existing customer relationships and our results of operations.

We sell our Outdoor Solutions', Consumer Solutions' and Branded Consumables' products to retailers, including club, department store, drug, grocery, mass merchant, sporting goods and specialty retailers, as well as direct to consumers. A significant deterioration in the financial condition of our major customers could have a material adverse effect on our sales and profitability. We regularly monitor and evaluate the credit status of our customers and attempt to adjust sales terms as appropriate. Despite these efforts, a bankruptcy filing by a key customer could have a material adverse effect on our business, results of operations and financial condition.

In addition, as a result of the desire of retailers to more closely manage inventory levels, there is a growing trend among retailers to make purchases on a "just-in-time" basis. This requires us to shorten our lead time for production in certain cases and more closely anticipate demand, which could in the future require us to carry additional inventories.

With the growing trend towards retail trade consolidation, we are increasingly dependent upon key retailers whose bargaining strength is growing. We may be negatively affected by changes in the policies of our retailer customers, such as inventory destocking, limitations on access to shelf space, use of private label brands, price demands and other conditions, which could negatively impact our results of operations.

Our business involves the potential for product recalls, product liability and other claims against us, which could affect our earnings and financial condition.

As a manufacturer and distributor of consumer products, we are subject to the Consumer Products Safety Act, which empowers the Consumer Products Safety Commission to exclude from the market products that are found to be unsafe or hazardous. Under certain circumstances, the Consumer Products Safety Commission could require us to repurchase or recall one or more of our products. Additionally, laws regulating certain consumer products exist in some cities and states, as well as in other countries in which we sell our products, and more restrictive laws and regulations may be adopted in the future. Any repurchase or recall of our products could be costly to us and could damage our reputation. If we were required to remove, or we voluntarily removed, our products from the market, our reputation could be tarnished and we might have large quantities of finished products that we could not sell.

We also face exposure to product liability claims in the event that one of our products is alleged to have resulted in property damage, bodily injury or other adverse effects. Although we maintain product liability insurance in amounts that we believe are reasonable, we cannot assure you that we will be able to maintain such insurance on acceptable terms, if at all, in the future or that product liability claims will not exceed the amount of insurance coverage. Additionally, we do not maintain product recall insurance. As a result, product recalls or product liability claims could have a material adverse effect on our business, results of operations and financial condition.

In addition, we face potential exposure to unusual or significant litigation arising out of alleged defects in our products or otherwise. We spend substantial resources ensuring compliance with governmental and other applicable standards. However, compliance with these standards does not necessarily prevent individual or class action lawsuits, which can entail significant cost and risk. We do not maintain insurance against many types of claims involving alleged defects in our products that do not involve personal injury or property damage. As a result, these types of claims could have a material adverse effect on our business, results of operations and financial condition.

Our product liability insurance program is an occurrence-based program based on our current and historical claims experience and the availability and cost of insurance. We currently either self insure or administer a high retention insurance program for product liability risks. Historically, product liability awards have rarely exceeded our individual per occurrence self-insured retention. We cannot assure you, however, that our future product liability experience will be consistent with our past experience.

See note 11 (Commitments and Contingencies) of the notes to our consolidated financial statements contained in our Annual Report on Form 10-K (which is incorporated by referenced herein) for a discussion of these and other regulatory and litigation-related matters.

If we fail to adequately protect our intellectual property rights, competitors may manufacture and market products similar to ours, which could adversely affect our market share and results of operations.

Our success with our proprietary products depends, in part, on our ability to protect our current and future technologies and products and to defend our intellectual property rights. If we fail to adequately protect our intellectual property rights, competitors may manufacture and market products similar to ours. Our principal intellectual property rights include our trademarks. The principal trademarks in Outdoor Solutions are Campingaz®, Coleman®, K2®, Marmot®, Rawlings®, Sevylor®, Shakespeare®, Stearns® and Völkl®. Other trademarks in that segment include Abu Garcia®, Adio®, All Star®, Atlas™, Berkley®, Coleman® Exponent®, deBeer®, Ex Officio®, Fenwick®, Gait by deBeer®, Gulp!®, Hodgman®, JT®, JRC™, Kahura®, Line®, Little Bear®, Mad Dog Gear®, Madshus®, Marker®, Miken®, Mitchell®, Morrow®, Penn®, Pflueger®, Planet Earth®, Ride®, Roadtrip®, Sevenstrand®, Sospenders®, Spiderwire®, Stren®, Tubbs®, Trilene®, Ugly Stik®, Worth®, Xtools® and 5150 Snowboards®. In the Consumer Solutions segment, the principal trademarks consist of Bionaire®, Crock Pot®, FoodSaver®, Health o meter®, Holmes®, Mr. Coffee®, Oster®, Patton®, Rival®, Seal-a-Meal®, Sunbeam® and VillaWare®. Our other brands used include Health at Home®, Mixmaster®, Osterizer®, Hydrosurge® and The Blanket with a Brain®. In our Branded Consumables segment, these include the Ball®, Bee®, Bernardin®, Bicycle®, BRK®, Crawford®, Diamond®, First Alert®, Forster®, Hoyle®, Kerr®, KEM®, Lehigh®, Leslie-Locke®, Loew-Cornell® and Pine Mountain® brand names.

We also hold numerous design and utility patents covering a wide variety of products. We cannot be sure that we will receive patents for any of our patent applications or that any existing or future patents that we receive or license will provide competitive advantages for our products. We also cannot be sure that competitors will not challenge, invalidate or avoid the application of any existing or future patents that we receive or license. In addition, patent rights may not prevent our competitors from developing, using or selling products that are similar or functionally equivalent to our products.

We may not be able to implement or operate successfully and without interruptions the operating software systems and other computer technologies that we depend on to operate our business, which could negatively impact or disrupt our business.

We are in the process of selecting or implementing new operating software systems within a number of our business segments and complications from these projects could cause considerable disruptions to our business. While significant testing will take place and the rollout will occur in stages, the period of change from the old system to the new system will involve risk. Application program bugs, system conflict crashes, user error, data integrity issues, customer data conflicts and integration issues among our legacy systems all pose potential risks.

Implementing data standards such as RFID, which our largest customers are requiring that we use, involves significant effort across the entire organization. Any problems with or delays of this implementation could impact our ability to do business and could result in higher implementation costs and reallocation of human resources.

We rely on other companies to maintain some of our information technology infrastructure. Should they fail to perform due to events outside our control, it could affect our service levels and threaten our ability to conduct business. In addition, natural disasters such as hurricanes may disrupt our infrastructure and our disaster recovery process may not be sufficient to protect against loss.

Additionally, our business operations are dependent on our logistical systems, which include our order management systems and our computerized warehouse systems. Any interruption in our logistical systems could impact our ability to procure our products from our factories and suppliers, transport them to our distribution facilities, store them and deliver them to our customers on time and in the correct amounts.

Failure to successfully implement our reorganization and acquisition-related projects timely and economically could materially increase our costs and impair our results of operations.

We are in the process of significant reorganization and acquisition-related projects. There can be no assurance that these projects can be completed on time or within our projected costs. Furthermore, these projects will result in an increased reliance on sourced finished goods from third parties, particularly international vendors. Our failure to implement these projects economically and successfully could have a material adverse effect on our business, financial condition and results of operations.

A deterioration of relations with our labor unions could have a material adverse effect on our business, financial condition and results of operations.

Approximately 320 union workers are covered by five collective bargaining agreements at five of our U.S. facilities. These agreements expire at our jar closure facility (Muncie, Indiana) in October 2009, at our kitchen match manufacturing facility (Cloquet, Minnesota) in February 2011, at our metals facility (Greeneville, Tennessee) in October 2011, at our fire extinguisher plant (Aurora, Illinois) in May 2008, and at our conductive fiber plant (Enka, North Carolina) in September 2010. Additionally, approximately 128 employees at our Legutiano, Spain manufacturing facility, 127 employees at our Lyon, France facility and 838 employees at our Latin America facilities are unionized.

We have not experienced a work stoppage during the past five years except for brief work stoppages in 2004 and 2008 in Lyon, France in conjunction with our restructurings and pay rates at that location. However, we cannot assure you that there will not be a work stoppage in the future. Any such work stoppage could have a material adverse effect on our business, financial condition and results of operations.

Our senior credit facility and the indenture related to our notes contain various covenants which limit our management's discretion in the operation of our business and the failure to comply with such convents could have a material adverse effect on our business, financial condition and results of operations.

Our senior credit facility and the indenture related to our notes contain various provisions that limit our management's discretion by restricting our and our subsidiaries' ability to, among other things:

- incur additional indebtedness;
- pay dividends or distributions on, or redeem or repurchase, capital stock;
- make investments;
- engage in transactions with affiliates;
- incur liens;
- transfer or sell assets; and
- consolidate, merge or transfer all or substantially all of our assets.

In addition, our senior credit facility requires us to meet certain financial ratios. Any failure to comply with the restrictions of our senior credit facility and the indenture related to our notes or any other subsequent financing agreements may result in an event of default. An event of default may allow the creditors, if the agreements so provide, to accelerate the related debt as well as any other debt to which a cross-acceleration or cross-default provision applies. In addition, the lenders may be able to terminate any commitments they had made to supply us with further funds. Furthermore, substantially all of our domestic assets (including equity interests) are pledged to secure our indebtedness under our senior credit facility. If we default on the financial covenants in our senior credit facility, our lenders could foreclose on their security interest in such assets, which would have a material adverse effect on our business, results of operations and financial condition.

Compliance with changing regulation of corporate governance and public disclosure may result in additional expenses.

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new Securities and Exchange Commission (the "Commission") regulations and New York Stock Exchange market rules, are creating uncertainty for companies such as ours. These new or changed laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity. As a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies, which could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We are committed to maintaining high standards of corporate governance and public disclosure. As a result, our efforts to comply with evolving laws, regulations and standards have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. In particular, our efforts to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations regarding our required assessment of our internal controls over financial reporting and our external auditors' audit of that assessment has required the commitment of significant financial and managerial resources. We expect these efforts to require the continued commitment of significant resources. Furthermore, our board members, chief executive officer and chief financial officer could face an increased risk of personal liability in connection with the performance of their duties. As a result, we may have difficulty attracting and retaining qualified board members and executive officers, which could harm our business. If our efforts to comply with new or changed laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, our reputation may be harmed.

Item 1B. Unresolved Staff Comments

Not Applicable.

Item 2. Properties

Our corporate office is located in a leased office space in Rye, New York. In addition, at December 31, 2007, the Company and its subsidiaries lease or own facilities throughout the U.S., some of which have multiple buildings and warehouses and these U.S. facilities encompass approximately 12.2 million square feet. We lease or own international facilities encompassing approximately 4.5 million square feet primarily in Asia, Canada, Europe and Latin America. Of the U.S. and international manufacturing and warehouse facilities, approximately 7.7 million square feet of space is owned, while the remaining 9.1 million square feet of space is leased. The approximate percentage of the facility square footage used by segment is as follows: Outdoor Solutions – 50%; Consumer Solutions – 27%; Branded Consumables – 18%; and Process Solutions – 5%.

In general, our properties are well maintained, considered adequate and being utilized for their intended purposes. See Note 5 to our consolidated financial statements, *Property, Plant and Equipment*, which discloses amounts invested in land, buildings and machinery and equipment. Also see Note 11 to our consolidated financial statements, *Commitments and Contingencies* which discloses the Company's operating lease commitments.

Item 3. Legal Proceedings

We are involved in various legal disputes and other legal proceedings that arise from time to time in the ordinary course of business. In addition, we or various of our subsidiaries have been identified by the United

States Environmental Protection Agency or a state environmental agency as a Potentially Responsible Party pursuant to the federal Superfund Act and/or state Superfund laws comparable to the federal law at various sites. Based on currently available information, we do not believe that the disposition of any of the legal or environmental disputes our Company is currently involved in will have a material adverse effect upon the financial condition, results of operations, cash flows or competitive position of our Company. It is possible, that as additional information becomes available, the impact on our Company of an adverse determination could have a different effect.

Securities and Related Litigation

In January and February 2006, purported class action lawsuits were filed in the Federal District Court for the Southern District of New York against the Company and certain Company officers alleging violations of the federal securities laws. The actions were filed on behalf of purchasers of the Company's common stock during the period from June 29, 2005 (the date the Company announced the signing of the agreement to acquire Holmes) through January 11, 2006.

The complaints, which are substantially similar to one another, allege, among other things, that the plaintiffs were injured by reason of certain allegedly false and misleading statements made by the Company relating to the expected benefits of the THG Acquisition. Joint lead plaintiffs were appointed on June 9, 2006. No class has been certified in the actions.

The lead plaintiffs filed an amended consolidated complaint on August 25, 2006 naming the Company, Consumer Solutions and certain officers of the Company as defendants (collectively "Defendants") and containing substantially the same allegations as in the initial complaints. On October 20, 2006, Defendants filed a motion to dismiss the consolidated amended complaint. On May 31, 2007, the Court issued an opinion denying Defendants' motion to dismiss. On July 3, 2007, Defendants filed a Motion for Reconsideration of the order denying Defendants' motion to dismiss. On September 5, 2007, the court granted Defendants' motion for reconsideration, but reaffirmed its May 31, 2007 denial of Defendants' motion to dismiss. Defendants answered the amended consolidated complaint on July 10, 2007. On September 10, 2007, Plaintiffs moved for class certification. That motion has been fully briefed and the Court held oral argument on January 11, 2008. The Court has not yet issued a decision.

In February 2006, a derivative complaint was filed against certain Company officers and the Board of Directors of the Company in the United States District Court for the Southern District of New York. The Company is named as a nominal defendant. The complaint alleges, among other things, that the individual defendants violated their fiduciary duties by failing to disclose material information and/or by misleading the investing public about the Company's business and financial condition relating to the THG Acquisition. The complaint seeks damages and other monetary relief against the individual defendants. The Company and the individual defendants filed a motion to dismiss the complaint on June 15, 2006. That motion has been fully briefed, but the Court has not yet issued a decision.

These actions are in the early stages of litigation and an outcome cannot be predicted. Management does not believe that the outcome of this litigation will have a material adverse effect on the consolidated financial position, results of operations or cash flows of the Company. The Company intends to defend itself vigorously in these actions.

Sale of K2 Inc. to Jarden Corporation

City of Roseville Employees' Retirement System v. K2 Inc., et al.

This case was filed on May 4, 2007 by a shareholder of K2 on behalf of itself and a putative class of shareholders against K2 and the members of its Board of Directors seeking to enjoin the merger transaction (the

"Merger") between K2 and a wholly owned subsidiary of the Company on the purported grounds that the members of the Board of Directors of K2 allegedly breached fiduciary duties to the K2 shareholders in connection with the negotiation and structure of the Merger as well as the disclosures made by K2 to shareholders in its proxy. On July 30, 2007, K2 announced that it and the City of Roseville Employees' Retirement System agreed to a settlement in principle of the pending litigation pursuant to which K2 made certain disclosures regarding the transaction in its proxy materials sent to shareholders and reports filed with the SEC and amended the merger agreement to reduce from $27.5 million to $24 million the termination fee that would have been payable by K2 to the Company under certain circumstances in the event that the merger agreement had been terminated. The settlement includes full releases of all the defendants as well as the Company. The settlement was approved preliminarily by the California Superior Court on February 8, 2008 and a hearing on final approval is scheduled for April 9, 2008. A companion case brought by Steamfitters Local 449 Pension & Retirement Security Funds has been dismissed.

Other

In connection with the sale of its Anthony Pools Division, K2 received certain distributions in 1997 and 1998 from a corporation in which it held a minority interest. On March 30, 2007, K2 received a notice of liability from the Internal Revenue Service asserting transferee liability for federal income taxes of this corporation totaling $16.5 million. K2 has contested the notice of liability by filing a petition in United States Tax Court and intends to defend itself, by among other things, seeking contribution from other shareholders of this corporation. At this time, K2 is continuing to gather information related to this matter.

Item 4. Submission of Matters to Vote of Security Holders

There were no matters submitted to a vote of security holders during the fourth quarter of the fiscal year covered by this report.

Executive Officers of the Registrant

Pursuant to General Instruction G(3), the information regarding our executive officers called for by Item 401(b) of Regulation S-K is hereby included in Part I of this Annual Report on Form 10-K.

The executive officers of our Company as of January 31, 2008 are as follows:

Martin E. Franklin, age 43, is Chairman and Chief Executive Officer of our Company. Mr. Franklin was appointed to our Board of Directors on June 25, 2001 and became Chairman and Chief Executive Officer effective September 24, 2001. Mr. Franklin is also a principal and executive officer of a number of private investment entities. Mr. Franklin was the Chairman of the Board of Directors of Bollé Inc. from February 1997 until February 2000. Mr. Franklin has previously held positions as Chairman and Chief Executive Officer of Lumen Technologies, Inc. from May 1996 to December 1998, and Benson Eyecare Corporation from October 1992 to May 1996. Mr. Franklin also serves as a director of Kenneth Cole Productions, Inc., GLG Partners, Inc. and the Chairman of the Board of Liberty Acquisition Holdings Corp.

Ian G.H. Ashken, age 47, is Vice Chairman and Chief Financial Officer of our Company. Mr. Ashken was appointed to the Board of Directors on June 25, 2001 and became Vice Chairman, Chief Financial Officer and Secretary effective September 24, 2001. Mr. Ashken is also a principal and executive officer of a number of private investment entities. Mr. Ashken was the Vice Chairman of the Board of Directors of Bollé, Inc. from December 1998 until February 2000. From February 1997 until his appointment as Vice Chairman, Mr. Ashken was the Chief Financial Officer and a director of Bollé. Mr. Ashken previously held positions as Chief Financial Officer and a director of Lumen Technologies, Inc from May 1996 to December 1998 and Benson Eyecare Corporation from October 1992 to May 1996. Mr. Ashken also serves as a director of GLG Partners, Inc.

James E. Lillie, age 46, is President and Chief Operating Officer of our Company. Mr. Lillie joined our Company in August 2003. From 2000 to 2003, Mr. Lillie served as Executive Vice President of Operations at Moore Corporation, Limited., a diversified commercial printing and business communications company. From 1999 to 2000, Mr. Lillie served as Executive Vice President of Operations at Walter Industries, Inc., a Kohlberg, Kravitz, Roberts & Company (KKR) portfolio company. From 1990 to 1999, Mr. Lillie held a succession of managerial human resources, manufacturing, finance and operations positions culminating with the position of Executive Vice President, Operations at World Color, Inc., another KKR portfolio company.

John E. Capps, age 43, is Senior Vice President, General Counsel and Secretary of our Company. Mr. Capps has been with the Company since January 2005. From 2003 to 2005, Mr. Capps was with American Household, Inc. which was acquired by the Company in January 2005, where he most recently served as Vice President-Legal. Prior to 2003, Mr. Capps was in private law practice with the firm Sullivan & Cromwell LLP.

Richard T. Sansone, age 41, is Senior Vice President and Chief Accounting Officer of our Company. Prior to joining our Company, he most recently served as Senior Vice President, Controller and Chief Accounting Officer of RR Donnelley and Sons (formerly Moore Wallace), from April 2001 to December 2005. From 1992 to 2001, Mr. Sansone was with PricewaterhouseCoopers, LLP where he was an Audit Senior Manager.

J. David Tolbert, age 47, is Senior Vice President, Human Resources and Corporate Risk of our Company. Mr. Tolbert has served in various management and executive roles in the areas of human resources, administration and corporate risk for the Company since 1993. From 1987 to 1993, Mr. Tolbert served in various human resource and operating positions at Ball Corporation.

Our executive officers serve at the discretion of our Board of Directors.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market for Registrant's Common Equity

Jarden Corporation's (the "Company" or "Jarden") common stock is traded on the New York Stock Exchange under the symbol "JAH." As of February 15, 2008, there were approximately 5,500 registered holders of record of the Company's common stock, par value $0.01 per share. On February 22, 2008, the last recorded sales price of the Company's common stock was $24.37. Jarden currently does not and does not intend to pay cash dividends on its common stock in the foreseeable future, and each of Jarden's senior credit facilities and the indenture governing its senior subordinated notes contain certain restrictions that limit Jarden's ability to pay dividends. (See "Management's Discussion and Analysis of Financial Condition and Results of Operations"). Cash generated from operations will be used for general corporate purposes, which may include acquisitions, supporting organic growth, paying down debt and share repurchases.

The table below sets forth the intraday high and low sales prices of the Company's common stock as reported on the New York Stock Exchange for the periods indicated:

	Quarter			
	First	Second	Third	Fourth
2007				
High	$39.04	$45.09	$44.20	$35.95
Low	$33.84	$37.77	$28.87	$22.96
2006				
High	$33.50	$36.25	$34.94	$39.27
Low	$23.68	$27.58	$28.01	$32.21

On June 9, 2005, Jarden's Board of Directors declared a 3-for-2 stock split in the form of a stock dividend of one additional share of common stock for every two shares of common stock, payable on July 11, 2005 to shareholders of record as of the close of business on June 20, 2005. All references in this Annual Report on Form 10-K to the number of shares outstanding, per share amounts, issued shares, sale price of Jarden's common stock, restricted stock and stock option data of Jarden's common shares have been restated to reflect the effect of the stock split for all periods presented.

Performance Graph

The following Performance Graph and related information shall not be deemed "soliciting material" or to "filed" with the Securities and Exchange Commission, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933 or Securities Exchange Act of 1934, each as amended, except to the extent that the Company specifically incorporates it by reference into such filing.

The graph below compares total stockholder return on the Company's common stock from December 31, 2002 through December 31, 2007 with the cumulative total return of (a) the Standard and Poor's 500 Stock Index and (b) the S&P Midcap 400 Index assuming a $100 investment made on December 31, 2002. Each of the three measures of cumulative total return assumes reinvestment of dividends, if applicable. The stock performance shown on the graphs below are based on historical data and are not indicative of, or intended to forecast, possible future performance of the Company's common stock.

COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURN AMONG JARDEN CORPORATION, S&P 500 INDEX, AND S&P MIDCAP 400 INDEX


JARDEN Indexed Stock Performance
400.0
350.0
300.0
250.0
200.0
150.0
100.0
50.0
12/31/2002
12/31/2003
12/31/2004
12/31/2005
12/31/2006
12/31/2007
Jarden Corporation
S&P Midcap 400 Index
S&P 500 Index

Index Price (Base Year = 100.00)	12/31/2002	12/31/2003	12/31/2004	12/31/2005	12/31/2006	12/31/2007
Jarden Corporation	100.0	171.8	273.0	284.2	327.9	222.5
S&P Midcap 400 Index	100.0	134.0	154.3	171.7	187.2	199.7
S&P 500 Index	100.0	126.4	137.7	141.9	161.2	166.9

Equity Compensation Plan Information

Information regarding Jarden's equity compensation plans, including both stockholder approved plans and plans not approved by stockholders is incorporated by reference in Item 12 of Part III of this Annual Report on Form 10-K.

Recent Sales of Unregistered Securities

In December 2007, the Company issued approximately 60,000 shares of common stock pursuant to the Company's Amended and Restated 2003 Stock Incentive Plan, as amended, to certain employees of the Company without cash proceeds. The issuance of these shares has not been registered under the Securities Act of 1933 (the "Act") but was exempt from registration pursuant to Section 4(2) of the Act as a transaction not involving a public offering. Transfer of the restricted common stock is subject to the restrictions and limitations of the Act.

Recent Purchase of our Registered Equity Securities by the Issuer and Affiliated Purchases

The following table provides information about purchases by the Company during the three months ended December 31, 2007, of equity securities that are registered by the Company pursuant to Section 12 of the Securities Exchange Act of 1934, as amended:

Period	Total Number of Shares Purchased(1)	Average Price Paid Per Share	Total Number of Shares Purchased as Part of a Publicly Announced Repurchase Plan(1)	Approximate Dollar Value of Shares that May Yet be Purchased Under the Plan(1)
October 1 – October 31, 2007	—	—	—	$100,000,000
November 1 – November 30, 2007(2)	838,477	$27.06	838,477	77,306,860
December 1 – December 31, 2007	256,958	25.01	256,958	70,880,560
Total	1,095,435	$26.58	1,095,435	

(1) On November 8, 2007, the Company announced that its Board of Directors has authorized a new stock repurchase program that would allow the Company to repurchase up to $100 million of its common stock.

(2) Excludes shares tendered for the payment of withholding obligations pursuant to the terms of the Company's Amended and Restated 2003 Stock Incentive Plan, as amended, which allows employees to surrender shares of stock earned as part of their awards as payment towards the tax withholding obligations in connection with the vesting of such awards. On November 7, 2007, an aggregate of 366,850 shares of the Company's common stock were tendered to the Company in return for payment of minimum statutory withholding taxes. The shares surrendered were valued at approximately $10.2 million or approximately $27.90 per share.

Item 6. Selected Financial Data

The following tables set forth the Company's selected financial data as of and for the years ended December 31, 2007, 2006, 2005, 2004 and 2003. The selected financial data set forth below has been derived from the audited consolidated financial statements and related notes thereto where applicable for the respective fiscal years. The selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" as well as the consolidated financial statements and notes thereto. These historical results are not necessarily indicative of the results to be expected in the future. Certain reclassifications have been made in the Company's financial statements of prior years to conform to the current year presentation. These reclassifications had no impact on previously reported net income.

	As of and for the Years Ended December 31,				
	2007(b)(c)	2006(c)	2005(b)(c)	2004(b)	2003(b)
STATEMENTS OF INCOME DATA (in millions, except per share data):					
Net sales	$4,660.1	$3,846.3	$3,189.1	$ 838.6	$587.7
Operating earnings(a)	232.0	300.6	186.0	96.0	71.5
Interest expense, net	149.7	112.6	84.2	27.6	19.2
Loss on early extinguishment of debt	15.7	—	6.1	—	—
Income tax provision	38.5	82.0	35.0	26.0	20.5
Net income(a)	28.1	106.0	60.7	42.4	31.8
Paid in-kind dividends on Series B & C preferred stock	—	—	(9.7)	—	—
Charge from beneficial conversion of Series B and Series C preferred stock	—	—	(38.9)	—	—
Income available to common stockholders(a)	$ 28.1	$ 106.0	$ 12.1	$ 42.4	$ 31.8
Basic earnings per share(a)	$ 0.39	$ 1.62	$ 0.23	$ 1.03	$ 0.93
Diluted earnings per share(a)	$ 0.38	$ 1.59	$ 0.22	$ 0.99	$ 0.90
OTHER FINANCIAL DATA: (in millions)					
Segment Earnings(a)(d)	$ 565.5	$ 442.0	$ 360.0	$ 147.4	$108.3
Cash flows from operations	304.8	236.0	240.9	70.2	73.8
Depreciation and amortization	96.4	66.4	57.6	19.2	15.0
Capital expenditures	81.2	68.8	58.5	10.8	12.8
BALANCE SHEET DATA:					
Cash and cash equivalents	$ 220.5	$ 202.6	$ 237.1	$ 20.7	$125.4
Working capital(e)	1,269.8	839.6	749.9	181.4	242.0
Total assets	5,868.1	3,882.6	3,524.6	1,042.4	759.7
Total debt	2,747.3	1,441.0	1,541.4	487.4	387.4
Total stockholders' equity	1,538.6	1,257.4	1,003.8	334.0	249.9

(a) Includes the following significant items affecting comparability:

- 2007 includes: purchase accounting adjustments for $119 million of the elimination of manufacturer's profit in inventory charged to cost of sales, which is the purchase accounting fair value adjustment to inventory associated with acquisitions, $64 million of stock-based compensation costs related to stock options and restricted shares of the Company's common stock, and $49.6 million of reorganization and acquisition-related integration cost (see item (c) below).
- 2006 includes: purchase accounting adjustments for $10.4 million of the elimination of manufacturer's profit in inventory charged to cost of sales, which is the purchase accounting fair value adjustment to inventory associated with acquisitions, $23 million of stock-based compensation costs related to stock options and restricted shares of the Company's common stock, and $36.8 million of reorganization and acquisition-related integration cost (see item (c) below).

- 2005 includes: purchase accounting adjustments for $22.4 million of the elimination of manufacturer's profit in inventory charged to cost of sales, which is the purchase accounting fair value adjustment to inventory associated with acquisitions, $2.5 million of write offs of inventory related to reorganization and acquisition-related integration initiatives, $62.4 million of stock-based compensation costs related to stock options and restricted shares of Company common stock and the early adoption of Statement of Financial Accounting Standards No. 123 (revised 2004), "Share Based Payment", and $29.1 million of reorganization and acquisition-related integration costs (see item (c) below).
- 2004 includes: stock-based compensation costs of $32.2 million related to restricted shares.
- 2003 includes: stock-based compensation costs of $21.8 million related to restricted shares.

(b) The results of Diamond Brands, Lehigh, USPC, American Household, Holmes, Pure Fishing and K2 are included from their dates of acquisition of February 1, 2003, September 2, 2003, June 28, 2004, January 24, 2005, July 18, 2005, April 6, 2007 and August 8, 2007, respectively.

(c) Reorganization and acquisition-related integration costs include costs associated with exit or disposal activities, which do not meet the criteria of discontinued operations, including costs of employee and lease terminations, facility closing or other exit activities. Additionally, these costs include expenses directly related to integrating and reorganizing acquired businesses and include items such as employee retention, recruiting costs, certain moving costs, certain duplicative costs during integration and asset impairments.

(d) Segment Earnings represents earnings before interest, taxes and depreciation and amortization, excluding reorganization and acquisition-related integration costs, the elimination of manufacturer's profit in inventory, fair value inventory adjustments, non-cash stock-based compensation costs, and loss on early extinguishment of debt. This non-GAAP financial measure, is presented in this Annual Report on Form 10-K because it is a basis upon which the Company's management has assessed its financial performance in the years presented. Additionally, the Company uses non-GAAP financial measures because the Company's credit agreement provides for certain adjustments in calculations used for determining whether the Company is in compliance with certain credit agreement covenants, including, but not limited to, adjustments relating to non-cash purchase accounting adjustments, certain reorganization and acquisition-related integration costs, non-cash stock-based compensation costs and loss on early extinguishment of debt. Segment Earnings should not be considered a primary measure of the Company's performance and should be reviewed in conjunction with, and not as substitute for, financial measurements prepared in accordance with GAAP that are presented in this Annual Report on Form 10-K. A reconciliation of the calculation of Segment Earnings is presented below:

Reconciliation of non-GAAP Measure (in millions):

	For the Years Ended December 31,				
	2007	2006	2005	2004	2003
Net income	$ 28.1	$106.0	$ 60.7	$ 42.4	$ 31.8
Income tax provision	38.5	82.0	35.0	26.0	20.5
Interest expense, net	149.7	112.6	84.2	27.6	19.2
Loss on early extinguishment of debt	15.7	—	6.1	—	—
Operating earnings	232.0	300.6	186.0	96.0	71.5
Adjustments to reconcile to Segment Earnings:					
Depreciation and amortization	96.4	66.4	57.6	19.2	15.0
Fair value adjustment to inventory	118.9	10.4	22.4	—	—
Reorganization costs	49.6	36.8	29.1	—	—
Other integration-related costs	4.6	4.5	—	—	—
Stock-based compensation	64.0	23.0	62.4	32.2	21.8
Impairment/write-off of assets	—	0.3	2.5	—	—
Segment Earnings	$565.5	$442.0	$360.0	$147.4	$108.3

(e) Working capital is defined as current assets (including cash and cash equivalents) less current liabilities.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of Jarden's financial condition and results of operations should be read together with our consolidated financial statements and notes to those statements included in Item 8 of Part II of this Annual Report on Form 10-K. Unless otherwise indicated, references in the following discussion to 2007, 2006 and 2005 are to Jarden's calendar years ended December 31, 2007, 2006 and 2005, respectively.

Overview

Jarden Corporation and its subsidiaries (hereinafter referred to as the "Company" or "Jarden") is a leading provider of niche consumer products. Jarden currently operates in three primary business segments: Outdoor Solutions, Consumer Solutions, and Branded Consumables.

Our growth strategy is based on introducing new products, as well as on expanding existing product categories which is supplemented through acquiring businesses with highly recognized brands, innovative products and multi-channel distribution.

In the Outdoor Solutions segment, the Company manufactures or sources, markets and distributes consumer active lifestyle products worldwide for use outside the home or away from the home under well-known brand names. The Company sells products for camping, backpacking, tailgating, outdoor cooking and other outdoor active lifestyle activities under the Campingaz® and Coleman® brand names. The Company sells personal flotation devices, water sports products and all-terrain vehicle equipment under brand names such as Stearns®, Sevylor®, Sospenders®, Hodgman®, and Mad Dog Gear®. The Company sells fishing equipment, under brand names such as Abu Garcia®, All Star®, Berkley®, Fenwick®, Gulp!®, JRC™, Mitchell®, Penn®, Pflueger®, Sevenstrand®, Shakespeare®, Spiderwire®, Stren®, Trilene®, Ugly Stik® and Xtools®. Baseball, softball, football, basketball and lacrosse products are sold under brand names such as deBeer®, Gait by deBeer®, Miken®, Rawlings® and Worth®. Alpine and nordic-skiing, snowboarding, snowshoeing and in-line skating products are sold under brand names such as Atlas™, K2®, Line®, Little Bear®, Madshus®, Marker®, Morrow®, Ride®, Tubbs®, Völkl® and 5150 Snowboards®. The Company also sells high performance technical outdoor apparel and equipment under brand names such as Adio®, Ex Officio®, Marmot® and Planet Earth®.

In the Consumer Solutions segment, the Company manufactures or sources, markets and distributes and licenses rights to an array of innovative consumer products that are designed to improve consumers' lives by enhancing sleep, health, personal care, cooking and other daily necessities with leading products such as coffeemakers, bedding, home vacuum packaging machines, heating pads, slow cookers, air cleaning products, fans and heaters and personal and animal grooming products, as well as related consumable products. The Company sells kitchen products under the well-known Crock-Pot®, FoodSaver®, Mr. Coffee®, Oster®, Rival®, Seal-a-Meal®, Sunbeam® and VillaWare® brand names. Personal care and grooming products are sold under the Health o meter®, Oster® and Sunbeam® brand names. The Company's portable air cleaning products are sold under the Bionaire® brand name, and its fans and heaters are sold under the Holmes® and Patton® brand names.

In the Branded Consumables segment, the Company manufactures or sources, markets and distributes a broad line of branded consumer products, many of which are affordable, consumable and fundamental household staples including arts and crafts paint brushes, children's card games, clothespins, collectible tins, firelogs and firestarters, home safety equipment, home canning jars, jar closures, kitchen matches, other craft items, plastic cutlery, playing cards and accessories, rope, cord and twine, storage and workshop accessories, toothpicks and other accessories. This segment markets our products under the Aviator®, Ball®, Bee®, Bernardin®, Bicycle®, BRK®, Crawford®, Diamond®, Dicon®, First Alert®, Forster®, Hoyle®, KEM®, Kerr®, Lehigh®, Leslie-Locke®, Loew-Cornell® and Pine Mountain® brand names, among others.

In addition to the three primary business segments described above, our Process Solutions segment consists primarily of our plastic business, which manufactures, markets and distributes a wide variety of plastic products, including jar closures, contact lens packaging, monofilament, plastic cutlery, refrigerator door liners, medical disposables and rigid packaging, and our zinc strip business, which is the largest producer of zinc strip and fabricated zinc products in North America, manufacturing a broad array of original equipment manufacturer ("OEM") such as coinage blanks for the U.S. Mint, Royal Canadian Mint, and international markets. Our monofilament business, which produces nylon and polyester monofilament line used in various products, including woven mats used by paper producers and weed trimmer cutting line, as well as fiberglass radio antennas for marine, citizen band and military applications, is also reported within this Process Solutions segment.

Acquisitions

During 2006 and 2005 the Company completed a number of acquisitions that by nature are complementary to the Company's core businesses and from an accounting standpoint were not significant individually or in the aggregate. Hereafter, these acquisitions are referred to as "tuck-in" acquisitions.

2007 Activity

On April 6, 2007, the Company acquired Pure Fishing, Inc. ("Pure Fishing"), a leading global provider of fishing tackle marketed under well-known fishing brands including Abu-Garcia®, Berkley®, Gulp!®, Mitchell®, Stren® and Trilene®. The consideration consisted of $300 million in cash, a $100 million five year subordinated note with a 2% coupon and a warrant exercisable into approximately 2.2 million shares of Jarden common stock with an initial exercise price of $45.32 per share (subject to adjustment as provided therein). In addition to the upfront purchase price, a contingent purchase price payment of up to $50 million based on the future financial performance of the acquired business may be paid and at December 31, 2007, $25 million of this amount is accrued for payment in 2008. The Pure Fishing acquisition is consistent with the Company's strategy of purchasing leading, niche consumer-oriented brands with attractive cash flows and strong management. The Company's results of operations for 2007 include the results of Pure Fishing from April 6, 2007.

On August 8, 2007 the Company acquired all the outstanding shares of K2 Inc. (the "Acquisition"), a leading provider of branded consumer products in the global sports equipment market in exchange for consideration of $10.85 in cash per share of K2 Inc. ("K2") common stock and 0.1118 of a share of Jarden common stock for each share of K2 common stock issued and outstanding. The total value of the transaction, including debt assumed, was approximately $1.2 billion. The aggregate consideration to the K2 shareholders was approximately $701 million and was comprised of a cash payment of approximately $517 million and the issuance of approximately 5.3 million common shares of the Company with a fair value of approximately $184 million. The cash and Jarden common stock issued in the transaction had a combined value of $14.72 per K2 share, which was calculated using the average of the closing stock price of a share of Jarden common stock on the New York Stock Exchange ("NYSE") during the five-day trading period ending two trading days after the date that the number of shares of Jarden common stock to be received by K2 stockholders was finalized, which was August 6, 2007. The total purchase price of $777 million, which is net of cash acquired, also includes: the purchase of K2 share-based awards for $22.7 million, the Company's investment in K2 prior to the acquisition of $31.1 million, debt make-whole premiums of $15.4 million and other fees and consideration totaling $20.1 million. In connection with the Acquisition the Company repaid certain of K2's debt, including accrued interest and the aforementioned make-whole premiums for approximately $341 million. The Acquisition was recorded by allocating the cost of the assets acquired, including intangible assets and liabilities assumed based on their estimated fair values at the date of Acquisition. The excess of the cost of the Acquisition over the net of amounts assigned to the fair value of the assets acquired and the liabilities assumed is recorded as goodwill and is based on the Company's preliminary independent valuation, which is subject to further refinement. The Company's results of operations for 2007 include the results of K2 from August 8, 2007 (the "Acquisition Date").

The differences in the results from operations for 2007 versus 2006 are primarily due to the K2 and Pure Fishing acquisitions.

2006 Activity

During 2006, the Company completed four tuck-in acquisitions, three in the Branded Consumables segment and one in the Consumer Solutions segment.

2005 Activity

On July 18, 2005, the Company completed the acquisition of The Holmes Group, Inc. ("Holmes" or the "THG Acquisition") for approximately $420 million in cash and 6.15 million shares of the Company's common stock. Holmes is a leading manufacturer and distributor of select home environment and small kitchen electrics under well-recognized consumer brands, including Bionaire®, Crock-Pot®, Holmes®, Patton®, Rival®, Seal-a-Meal® and White Mountain®. The aggregate purchase price was approximately $680 million, including transaction expenses.

On January 24, 2005, the Company completed the acquisition of American Household, Inc. ("AHI" or the "AHI Acquisition"), a privately held company, for approximately $745.6 million for 100% of its equity and the repayment of approximately $100 million of indebtedness. AHI is the parent of The Coleman Company, Inc. ("Coleman") and Sunbeam Products, Inc. (now known as "Jarden Consumer Solutions" or "JCS"), leading producers of global consumer products through brands such as BRK®, Campingaz®, Coleman®, First Alert®, Health o meter®, Mr. Coffee®, Oster® and Sunbeam®. Of the equity portion of the purchase price, $40 million was held back by the Company to cover potential indemnification claims against the sellers of AHI and has not been accrued as a liability or considered part of the purchase price since the outcome of this contingency remains uncertain.

During 2005, the Company completed three tuck-in acquisitions within the Branded Consumables segment.

As discussed further hereafter, the results of operations for 2006 versus 2005 include the results of Holmes and AHI from their respective acquisition dates. The differences in operating results in 2006 versus 2005 are primarily due to these acquisitions (the "Acquisitions").

Consolidated Results of Operations

	Years Ended December 31,		
	2007	2006	2005
		(in millions)	
Net sales	$4,660.1	$3,846.3	$3,189.1
Cost of sales	3,517.4	2,904.0	2,402.3
Selling, general and administrative expenses	861.1	604.9	571.7
Reorganization and acquisition-related integration costs, net	49.6	36.8	29.1
Operating earnings	232.0	300.6	186.0
Interest expense, net	149.7	112.6	84.2
Loss on early extinguishment of debt	15.7	—	6.1
Income before taxes	66.6	188.0	95.7
Income tax provision	38.5	82.0	35.0
Net income	28.1	106.0	60.7
Paid-in-kind dividends on Series B and C preferred stock	—	—	(9.7)
Charges from beneficial conversions of Series B and C preferred stock	—	—	(38.9)
Income available to common stockholders	$ 28.1	$ 106.0	$ 12.1

Results of Operations—Comparing 2007 to 2006

	Net Sales	
	Years Ended December 31,	
	2007	2006
	(in millions)	
Outdoor Solutions	$1,698.6	$ 901.0
Consumer Solutions	1,869.2	1,892.2
Branded Consumables	806.2	812.0
Process Solutions	353.6	309.4
Intercompany eliminations(1)	(67.5)	(68.3)
	$4,660.1	$3,846.3

(1) Intersegment sales are recorded at cost plus an agreed upon intercompany profit on intersegment sales.

Net sales in 2007 increased $814 million, or 21%, to $4.7 billion versus 2006. The overall increase in net sales was due to the acquisitions of K2 and Pure Fishing (combined revenue $863 million). Net sales in the Outdoor Solutions segment increased $798 million as a result of the K2 and Pure Fishing acquisitions, offset by decreases in the domestic Coleman business, primarily due to inventory reduction initiatives at certain mass retailers. Net sales in the Consumer Solutions segment decreased $23 million or 1.2%, which was primarily due to weakness in domestic sales, partially offset by increased demand and improved pricing internationally. Net sales in the Branded Consumables segment decreased slightly, which is mainly due to decreased category demand, primarily at domestic home improvement retailers and poker-related sales. The Process Solutions segment grew 14.3% on a year over year basis, primarily due to the inclusion of the K2 monofilament business and the impact of cost increases in zinc compared to 2006.

Cost of sales increased $613 million to $3.5 billion for 2007 versus 2006, primarily due to the increase in sales volume from acquisitions and the inclusion of a $119 million charge related to the purchase accounting adjustment for the elimination of manufacturer's profit in inventory related to the K2 and Pure Fishing acquisitions (versus $10.4 million in 2006). The fair value of the inventory acquired was valued at the sales price of the finished inventory, less costs to complete and a reasonable profit allowance for selling effort. Cost of sales as a percentage of net sales for both 2007 and 2006 was 75.5% (72.9% and 75.2%, respectively excluding the charges for the elimination of manufacturer's profit in inventory). The improved margins are primarily due to acquired businesses favorable product mix, price increases, the benefit of integration related activities and improved operating efficiencies, partially offset by raw material price increases.

Selling, general and administrative expenses increased $256 million to $861 million for 2007 versus 2006. The increase was primarily due to acquisitions of K2 and Pure Fishing ($199 million), incremental stock based compensation expense ($41 million) and increased advertising, marketing and product development costs, as well as the benefits from prior year reorganization and integration initiatives.

Reorganization and acquisition-related integration costs, net, increased $12.8 million to $49.6 million for 2007 versus the same period in the prior year primarily due to the K2 and Pure Fishing acquisitions and lease exit costs. These charges primarily relate to the ongoing integration-related activities across all segments as the Company rationalizes its manufacturing and administrative platforms principally as a result of acquisitions in both current and prior years. The Company expects that any additional charges over the next two years will be incurred primarily within the Outdoor Solutions segment, as the reorganization of the Branded Consumables and Consumer Solutions segments are largely complete.

Net interest expense increased by $37.1 million for 2007 versus 2006. This increase was principally due to higher levels of outstanding debt versus the same prior year period, partially offset by a $3.7 million increase in interest income primarily generated from our cash on hand as a result of the February 2007 debt refinancing (discussed hereafter in the "Capital Resources" section). The weighted average interest rate for 2007 decreased to 7.0% from 7.3% in 2006.

The Company's reported tax rate for the years ended December 31, 2007 and 2006 was 57.7% and 43.6%, respectively. The 2007 increase from the statutory tax rate to the reported rate results principally from the settlement of 2003 and 2004 IRS Audits ($4.7 million); the tax effect of non-deductible compensation expense ($4.4 million), and the tax effect of foreign earnings that will not be permanently reinvested. In 2006, these increases from the statutory tax rate relate primarily to the $13.6 million tax charge recorded in 2006 in association with the internal legal reorganization of the domestic Consumer Solution businesses. The Company believes that its long-term reported tax rate will be approximately 36%.

Net income for 2007 decreased $77.9 million to $28.1 million versus 2006. For 2007, diluted earnings per share were $0.38 versus diluted earnings per share of $1.59 for 2006. The change in net income is primarily due to the following charges recorded during 2007: incremental purchase accounting adjustments for the elimination of manufacturer's profit in inventory ($109 million); incremental stock based compensation expense ($41 million) resulting primarily from the acceleration of certain awards; incremental reorganization and acquisition-related integration costs ($12.8 million), increase in interest expense ($37.1 million) and a $15.7 million loss on the early extinguishment of debt, partially offset by 2007 incremental earnings resulting from volume increases and margin expansion due to both acquisitions and improved gross margins, combined with the $13.6 million tax charge recorded during 2006.

Results of Operations—Comparing 2006 to 2005

	Net Sales	
	Years ended December 31,	
	2006	2005
	(in millions)	
Outdoor Solutions	$ 901.0	$ 820.7
Consumer Solutions	1,892.2	1,518.3
Branded Consumables	812.0	685.0
Process Solutions	309.4	233.6
Intercompany eliminations(1)	(68.3)	(68.5)
	$3,846.3	$3,189.1

(1) Intersegment sales are recorded at cost plus an agreed upon intercompany profit on intersegment sales.

Net sales for 2006 increased $657 million, or 21% to $3.85 billion versus 2005. The increase was primarily due to the Acquisitions and volume increases across all segments. The increase in Consumer Solutions was primarily due to the acquisition of Holmes ($246 million) and new product introductions. Outdoor Solutions volume increases were primarily due to new product introductions and favorable point of sale promotional activity. Branded Consumables volume increases were primarily due to acquisitions and increased demand in plastic cutlery and other serviceware, smoke and carbon monoxide alarms, and arts and crafts. Net sales increased in the Process Solutions segment primarily due to increased commodity pricing, including zinc and nickel, ($14.6 million), as well as new customers and new products at both the zinc and plastic operations.

Cost of sales increased $502 million to approximately $2.9 billion for 2006 versus 2005, primarily due to the increase in sales volume due to the Acquisitions. Cost of sales as a percentage of net sales remained flat in 2006 versus 2005. In 2006, the provision for product warranty increased by $32.1 million versus 2005. Additionally, in 2006, raw material pricing for zinc, copper, nickel and resin was unfavorable versus 2005 ($20.4 million). Included in 2006, was $10.4 million of charges related to the elimination of manufacturer's profit in inventory due to the acquisitions (Branded Consumables segment), versus $22.4 million in 2005 (Consumer Solutions segment).

Selling, general and administrative expenses increased $33.2 million to $605 million for 2006 versus 2005. The increase was primarily due to the Acquisitions and increased expenses to support higher sales volume. Selling, general and administrative expenses as a percentage of net sales declined to 16% in 2006 from 18% in

2005, primarily due to lower stock-based compensation expense in 2006 ($23 million in 2006 versus $62.4 million in 2005). The amounts in 2005 primarily relate to achieving certain market conditions related to certain equity awards ($38.9 million) and the adoption of SFAS No. 123 (Revised 2004) "Shared-Based Payment" ("SFAS 123r") ($23.5 million). Additionally, the Company recognized the benefits achieved from reorganization and cost reduction activities initiated in 2006 and 2005, primarily in the Consumer Solutions and Outdoor Solutions segments.

Reorganization and acquisition-related integration costs, net, increased by $7.7 million to $36.8 million for 2006 versus 2005. These charges primarily relate to integration-related activities in the Consumer Solutions segment ($26.6 million) as the Company rationalizes both its manufacturing and administrative platforms principally as a result of the THG Acquisition.

Net interest expense increased by $28.4 million to $113 million for 2006 versus 2005. This increase was principally due to higher levels of outstanding debt in 2006 compared to the same period in 2005, resulting from the additional debt financing required to fund the Acquisitions. In addition, its weighted average interest rate increased from 6.4% for 2005 to 7.3% for 2006.

The Company's reported tax rate for 2006 and 2005 was 43.6% and 36.5%, respectively. The increase in the tax provision results principally from a $13.6 million tax charge recorded in association with the internal legal reorganization of the domestic Consumer Solutions businesses, offset by lower tax rates assessed on a greater percentage of foreign earnings.

Net earnings available to common stockholders for 2006 increased $93.9 million to $106 million versus 2005. The increase in net earnings was primarily due to charges recorded in 2005 related to the conversion of the Company's Series B and C preferred stock ($48.6 million), the adjustment for the fair value of inventory related to the Acquisitions ($14.2 million) and the loss on early extinguishment of debt ($3.9 million). Improved operating results for the period were also attributable to increased volumes related to the acquisitions and benefits achieved from prior year integration initiatives and lower stock-based compensation expense, partially offset by increased reorganization costs.

For 2006 earnings per share were $1.59 per diluted share versus $0.22 per diluted share for 2005. In addition to the items above, the earnings per share was favorably affected as a result of the two million shares of the Company's common stock repurchased in March 2006 through a privately negotiated transaction for $50 million, partially offset by the sale of four million shares of the Company's common stock in November 2006.

Financial Condition, Liquidity and Capital Resources

LIQUIDITY AND CAPITAL RESOURCES

LIQUIDITY

The Company believes that its cash and cash equivalents, cash generated from operations and the availability under the senior credit facility and the credit facilities of certain foreign subsidiaries as of December 31, 2007, provide sufficient liquidity to support working capital requirements, planned capital expenditures, completion of current and future reorganization and acquisition-related integration programs, and servicing debt obligations.

Net cash provided by operating activities was $305 million and $236 million for 2007 and 2006, respectively. This increase is primarily due to the acquisitions of K2 and Pure Fishing, combined with favorable working capital improvements primarily resulting from disciplined inventory management.

Net cash provided by financing activities was $681 million and $4.4 million for 2007 and 2006, respectively. The change is primarily due to the issuance of long-term debt during the first and third quarters of

2007 which resulted in approximately $1.3 billion of proceeds, the increase of short-term debt of approximately $216 million, partially offset by approximately $793 million in long-term debt payments in 2007.

Net cash used in investing activities was $973 million versus $278 million for 2007 and 2006, respectively. Cash used for the acquisition of businesses for 2007 increased approximately $700 million over the same period in 2006 due to the aforementioned acquisitions of K2 and Pure Fishing. For 2007, capital expenditures were $81.2 million versus $68.8 million for the same period in 2006. The Company has historically maintained capital expenditures at less than 2% of net sales and expects that capital expenditures for 2008 will be consistent with this threshold.

CAPITAL RESOURCES

In connection with the Acquisition, the Company incurred approximately $891 million of additional debt from its senior credit facility and its securitization facility, increased its revolving loan commitment by $25 million to a total of $225 million and amended the securitization facility to include additional domestic entities. The additional debt is primarily comprised of the following: an incremental term loan (Term Loan B3) of $700 million that matures in 2012 and bears interest at LIBOR plus 250 basis points; and $185 million under the securitization facility.

The aggregate consideration to the K2 shareholders was approximately $701 million and was comprised of a cash payment of approximately $517 million and the issuance of approximately 5.3 million common shares of the Company with a fair value of approximately $184 million. Additionally, the Company assumed and repaid certain of K2's debt, including accrued interest and make-whole premiums for approximately $341 million.

During February 2007, the Company completed a registered public offering for $650 million aggregate principal amount of 7 ½% Senior Subordinated Notes due 2017 (the "Senior Notes") and received net proceeds of approximately $637 million. Of these proceeds, approximately $195 million was used to purchase the entire principal amount outstanding of the Company's 9¾% Senior Subordinated Notes due 2012 (the "Senior Subordinated Notes") plus the tender premium and accrued interest. As a result of the purchase of Senior Subordinated Notes, the Company recorded a $15.3 million loss on the extinguishment of debt for the year ended December 31, 2007. This loss is primarily comprised of a $10.1 million tender premium, a loss of $4.5 million related to the termination of $105 million notional amount of interest rate swaps that were designated as fair value hedges against the Senior Subordinated Notes, the write off of $3.7 million of deferred debt issuance costs, and the recognition of $3.7 million of deferred gains that resulted from previously terminated interest rate swaps.

Effective February 13, 2007, the Company amended its senior credit facility to: allow for the aforementioned purchase of the Senior Subordinated Notes; reduce applicable margins on term and revolver borrowings; add the ability of the Company to enter into additional incremental term loans not to exceed, in aggregate, $750 million (of which $50 million is available at December 31, 2007), which includes the ability to increase its revolving loan commitments in an aggregate principal amount not to exceed $150 million; appoint a new administrative agent; and modify certain of its restrictive and financial covenants, among other things. Subsequent to this amendment, during February, 2007, the Company voluntarily prepaid $200 million on its principal outstanding under the Term Loan portion of the senior credit facility. At December 31, 2007, there were no outstanding borrowings under the revolving credit portion of the senior credit facility. At December 31, 2007, net availability under the senior credit facility was $190 million, after deducting $35 million of outstanding letters of credit. The Company is required to pay commitment fees on the unused balance of the revolving credit facility. At December 31, 2007, the annual commitment fee on unused balances was 0.375%.

In accordance with the senior credit facility, the Company was required to repay $19.3 million of principal outstanding under its senior credit facility Term Loans and Foreign Senior Debt as a result of the proceeds received from its November 2006 equity offering (see Note 13). Additionally, during December 2007 and 2006, the Company made voluntary principal prepayments on its foreign senior debt of $22.3 million of $4.8 million, respectively.

In connection with the aforementioned Pure Fishing acquisition completed on April 6, 2007, the Company issued a $100 million five-year subordinated note (the "Note") with a 2% coupon and a warrant exercisable into approximately 2.2 million shares of Jarden common stock with an initial exercise price of $45.32 per share (subject to certain adjustments contained therein). The Note is not prepayable at the Company's option. The holder of the Note has the option to require redemption of the Note if after one year from issuance the closing price of Jarden's common stock exceeds $45.32 per share for a period of three consecutive trading days.

On August 28, 2006, the Company completed a $250 million receivables purchase agreement, which is subject to annual renewal, bears interest at a margin over the commercial paper rate and is accounted for as a borrowing. Under this agreement, substantially all of the Company's Outdoor Solutions and Consumer Solutions accounts receivable are sold to a special purpose entity, Jarden Receivables, LLC ("JRLLC"), which is a wholly-owned consolidated subsidiary of the Company. JRLLC funds these purchases with borrowings under a loan agreement, secured by the accounts receivable. There is no recourse to the Company for the unpaid portion of any loans under this loan agreement. The securitization facility is reflected as a short-term borrowing on the Company's balance sheet because the term of the loan agreement, subject to annual renewals, runs until August, 2008. The facility will be drawn upon and repaid as needed to fund general corporate purposes. In contemplation of this securitization transaction, the Company executed an amendment to its senior credit facility, dated August 23, 2006, which permitted the securitization facility, among other things.

In connection with the Acquisition, additional subsidiaries of the Company under the Branded Consumables segment as well as K2 began to sell their respective receivables to JRLLC. As of December 31, 2007 the Company's securitization facility was fully utilized with outstanding borrowings totaling $250 million, including the $185 million described above in connection with the Acquisition. The Company is required to pay commitment fees of 0.25% per annum on any unused balance of the $250 million securitization facility. The securitization facility is subject to annual renewal by both parties. The Company currently intends to renew this securitization facility as it did in 2007; however, should it not be renewed, the Company will seek alternative financing.

Certain foreign subsidiaries of the Company maintain working capital lines of credits with their respective local financial institutions for use in operating activities. At December 31, 2007, the aggregate amount available under these lines of credit totaled approximately $59 million.

The Company was not in default of any of its debt covenants as of December 31, 2007.

The Company maintains cash balances which at times may be significant, at various international subsidiaries. At December 31, 2007, approximately $71 million of this may be subject to certain availability restrictions. The Company does not believe that such restrictions will materially affect the Company's liquidity, nor does the Company rely on these cash balances to fund operations outside of the country where the cash was generated.

In November 2007, the Company's Board of Directors authorized a new stock repurchase program that would allow the Company to repurchase up to $100 million of its common stock. In 2007, the Company repurchased approximately 1.1 million shares of its common stock under this plan at an average price of $26.58 per share.

In November 2006, the Company completed an equity offering which included four million newly issued shares of common stock that resulted in net proceeds to the Company of approximately $139 million. The proceeds were used to pay down outstanding loans under its senior credit facility and securitization borrowings.

Contractual Obligations and Commercial Commitments

The following table includes aggregate information about the Company's contractual obligations as of December 31, 2007 and the periods in which payments are due. Certain of these amounts are not required to be included in its Consolidated Balance Sheets:

		Year(s)			
	Total	1	2-3	4-5	After 5
		(in millions)			
Long-term debt, including capital leases(1)	$2,752.4	$297.8	$ 42.0	$1,755.7	$656.9
Operating leases	267.8	55.2	75.5	48.5	88.6
Unconditional purchase obligations	51.3	31.8	15.7	3.8	—
Other current and non-current obligations(2)	83.9	71.5	2.6	2.6	7.2
Total	$3,155.4	$456.3	$135.8	$1,810.6	$752.7

(1) For further information regarding the Company's debt and interest rate structure, refer to Note 9 – "Debt" and Note 10 "Derivative Financial Instruments" to the consolidated financial statements. These amounts reflect scheduled principal payments only.

(2) Other includes acquisition related earn-out payments of approximately $26 million anticipated to be paid in 2008.

The table above does not reflect tax reserves and accrued interest thereon of $88.5 million and $8.2 million, respectively, as the Company cannot reasonably predict the timing of the settlement of the related tax positions beyond 2008. See Note 12 "Taxes on Income" to the Consolidated Financial Statements for additional information on the Company's unrecognized tax benefits at December 31, 2007.

Commercial commitments are items that the Company could be obligated to pay in the future and are not included in the above table. As of December 31, 2007, the Company had approximately $35 million in standby and commercial letters of credit, all of which expire in 2008.

Certain of these amounts are not required to be included in its Consolidated Balance Sheets.

Risk Management

From time to time the Company may elect to enter into derivative transactions to hedge its exposures to interest rate and foreign currency fluctuations. The Company does not enter into derivative transactions for speculative purposes.

The Company actively manages its fixed and floating rate debt mix using interest rate swaps. The Company will enter into fixed and floating rate swaps to alter its exposure to the impact of changing interest rates on its consolidated results of operations and future cash outflows for interest. Floating rate swaps are used to convert the fixed rates of long-term debt into short-term variable rates to take advantage of current market conditions. Fixed rate swaps are used to reduce the Company's risk of the possibility of increased interest costs. Interest rate swap contracts are therefore used by the Company to separate interest rate risk management from the debt funding decision.

Cash Flow Hedges

As a result of the Pure Fishing acquisition, the Company became a counterparty to a $100 million notional amount in swap agreements that exchange variable interest rates (LIBOR) for fixed rates of interest over the term of the agreements. At December 31, 2007, the weighted average fixed rate of interest and weighted average remaining term of these swaps was 3.95% and 1.2 years, respectively. These swaps are not designated as effective hedges and the fair market value gains or losses are included in the results of operations. The fair market value of these swaps was a liability of $0.5 million at December 31, 2007.

Aside from the contracts acquired in connection with the Pure Fishing acquisition, at December 31, 2007, the Company had $925 million of notional amount outstanding in swap agreements that exchange variable interest rates (LIBOR) for fixed interest rates over the terms of the agreements. The Company has designated these swaps as cash flow hedges of the interest rate risk attributable to forecasted variable interest payments. At December 31, 2007, the weighted average fixed rate of interest and weighted average remaining term on these swaps was 5.0% and 1.6 years, respectively. The effective portion of the after tax fair value gains or losses on these swaps is included as a component of accumulated other comprehensive income. There was no ineffectiveness recognized at December 31, 2007 or 2006.

Subsequent to December 31, 2007, the Company became a counterparty to a $200 million notional amount swap agreement that exchanges variable interest rates (LIBOR) for fixed rates of interest over the three-year term of the agreement. The fixed interest rate of the agreement is approximately 3.7%. The Company has designated these swaps as cash flow hedges of the interest rate risk attributable to forecasted variable interest payments.

Fair Value Hedges

The Company uses cross-currency swaps to hedge foreign risk to hedge certain U.S. dollar-based debt of foreign subsidiaries. At December 31, 2007, the Company had $27.9 million notional amount outstanding of cross-currency swaps that exchange the variable interest rate bases of the U.S. dollar balance (3-month U.S. LIBOR plus a spread of 175 basis points) and the equivalent Canadian dollar balance (3-month CAD BA plus a spread of 192 basis points). This swap instrument is designated as a fair value hedge of certain U.S. dollar-based debt of a Canadian subsidiary. At December 31, 2007, the fair value of this swap was a liability of $6.0 million.

Forward Foreign Currency Contracts

The Company uses forward foreign currency contracts ("foreign currency contracts") to mitigate the foreign currency exchange rate exposure on the cash flows related to forecasted inventory purchases and sales. The derivatives used to hedge these forecasted transactions that meet the criteria for hedge accounting are accounted for as cash flow hedges. The effective portion of the gains or losses on these derivatives is deferred as a component of accumulated other comprehensive income and is recognized in earnings at the same time that the hedged item affects earnings and is included in the same caption in the statement of operations as the underlying hedged item. At December 31, 2007, the Company had approximately $265 million notional amount of foreign currency contracts outstanding that are designated as cash flow hedges of forecasted inventory purchases. At December 31, 2007, the fair market value of these contracts was a liability of $4.9 million.

At December 31, 2007, the Company had outstanding approximately $12.1 million notional amount of foreign currency contracts that were acquired in connection with the acquisitions of K2 and Pure Fishing. These foreign currency contracts, which are not designated as effective hedges, have maturity dates through 2008. Fair market value gains or losses are included in the results of operations. The fair market value of these foreign currency contracts was a liability of $0.7 million at December 31, 2007. Additionally, the Company is a counterparty to $9.5 million notional amount of foreign currency contracts that are not designated as effective hedges. These contracts all mature in 2008. At December 31, 2007, the fair value of these contracts was not significant.

Significant Accounting Policies and Critical Estimates

The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require us to make judgments, estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The following list of critical accounting policies is not intended to be a comprehensive list of all its accounting policies. The Company's significant accounting policies are more fully described in Note 1—Business and Significant Accounting Policies to Item 8.— *Financial Statements and Supplementary Data* . The following represents a summary of its critical accounting policies, defined as those policies that the Company believes are the most important to the portrayal of its financial condition and results of operations, and/or require management's significant judgments and estimates.

Revenue recognition and allowance for product returns

The Company recognizes revenues at the time of product shipment or delivery, depending upon when title passes, to unaffiliated customers, and when all of the following have occurred: a firm sales agreement is in place, pricing is fixed or determinable, and collection is reasonably assured. Revenue is recognized as the net amount estimated to be received after deducting estimated amounts for product returns, discounts and allowances (collectively "returns"). The Company estimates future product returns based upon historical return rates and its reasonable judgment.

Allowance for accounts receivable

The Company maintains an allowance for doubtful accounts for estimated losses that may result from the inability of its customers to make required payments. That estimate is based on historical collection experience, current economic and market conditions, and a review of the current status of each customer's trade accounts receivable. If the financial condition of its customers were to deteriorate or its judgment regarding their financial condition was to change negatively, additional allowances may be required resulting in a charge to income in the period such determination was made. Conversely, if the financial condition of its customers were to improve or its judgment regarding their financial condition was to change positively, a reduction in the allowances may be required resulting in an increase in income in the period such determination was made.

Allowance for inventory obsolescence

The Company writes down its inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of the inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected, additional inventory write-downs may be required resulting in a charge to income in the period such determination was made. Conversely, if actual market conditions are more favorable than those projected, a reduction in the write down may be required resulting in an increase in income in the period such determination was made.

Income taxes

The Company records a valuation allowance to reduce its deferred tax assets to the amount that the Company believes is more likely than not to be realized. While the Company has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event the Company were to determine that it would not be able to realize all or part of its net deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to income in the period such determination was made. Likewise, should the Company determine that it would be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment to the deferred tax assets would increase income in the period such determination was made.

Additionally, the Company recognizes tax benefits for certain tax positions based upon judgments as to whether it is more likely than not that a tax position will be sustained upon examination. The measurement of tax positions that meet the more-likely-than-not recognition threshold are based in part on estimates and assumptions as to be the probability of an outcome, along with estimated amounts to be realized upon any settlement. While the Company believes the resulting tax balances at December 31, 2007 and 2006 are fairly stated based upon these estimates, the ultimate resolution of these tax positions could result in favorable or unfavorable adjustments to its consolidated financial statements and such adjustments could be material. See Note 12 of the Notes to Consolidated Financial Statements for further information regarding taxes.

Intangible assets

The Company has significant intangible assets on its balance sheet that include goodwill, trademarks and other intangibles fair valued in conjunction with acquisitions. The valuation and classification of these assets and the assignment of amortizable lives involves significant judgment and the use of estimates. The testing of unamortizable intangibles under established guidelines for impairment also requires significant use of judgment and assumptions (such as cash flow projections, terminal values and discount rates). Changes in forecasted operations and other assumptions could materially affect the estimated fair values. The Company's assets are tested and reviewed for impairment annually or more frequently if facts and circumstances warrant. Changes in business conditions could potentially require adjustments to these asset valuations.

While some of the Company's businesses experienced a slight revenue decline and decreased profitability in 2007, the Company believes that its long-term growth strategy supports its fair value conclusions. For both goodwill and indefinite lived intangible assets, the recoverability of these amounts is dependent upon achievement of the Company's projections and the execution of key initiatives related to revenue growth and improved profitability.

Pension and postretirement plans

The Company records annual amounts relating to its pension and postretirement plans based on calculations, which include various actuarial assumptions, including discount rates, assumed rates of return, compensation increases, turnover rates and health care cost trend rates. The Company reviews its actuarial assumptions on an annual basis and makes modifications to the assumptions based on current rates and trends when it is deemed appropriate to do so. The effect of modifications is generally deferred and amortized over future periods. The Company believes that the assumptions utilized in recording its obligations under its plans are reasonable based on its experience, market conditions and input from its actuaries and investment advisors. The pension and postretirement obligations are measured as of September 30 and December 31 for 2007 (collectively the "2007 measurement dates"). The pension and postretirement obligations are measured as of September 30 for 2006 and 2005. The pension and postretirement obligations for 2007 measured at December 31 are the obligations resulting from the acquisitions of K2 and Pure Fishing.

The Company employs a total return investment approach for its pension and postretirement benefit plans whereby a mix of equities and fixed income investments are used to maximize the long-term return of pension and postretirement plan assets. The intent of this strategy is to minimize plan expenses by outperforming plan liabilities over the long run. Risk tolerance is established through careful consideration of plan liabilities, plan funded status, and corporate financial condition. The investment portfolios contain a diversified blend of equity and fixed-income investments. Furthermore, equity investments are diversified across geography and market capitalization through investments in U.S. large-capitalization stocks, U.S. small-capitalization stocks and international securities. Investment risk is measured and monitored on an ongoing basis through annual liability measurements, periodic asset/liability studies and quarterly investment portfolio reviews.

The expected long-term rate of return for plan assets is based upon many factors including expected asset allocations, historical asset returns, current and expected future market conditions, risk and active management premiums. The prospective target asset allocation percentage for both the pension and postretirement plans is approximately 55%-65% for equity securities, approximately 25%-40% for bonds and approximately 0%-20% for other securities.

The weighted average expected return on plan assets assumption as of the 2007 measurement dates was approximately 8.1% for the Company's pension plans. The weighted average discount rate used at the 2007 measurement dates used to measure both the pension and postretirement benefit obligations was 6.12% and

6.25%, respectively. A one percentage point decrease in the discount rate at the 2007 measurement dates would increase the pension plans' accumulated benefit obligation by approximately $39 million.

The health care cost trend rates used in valuing the Company's postretirement benefit obligation are established based upon actual health care cost trends and consultation with its actuaries and benefit providers. At the 2007 measurement dates, the current weighted average healthcare trend rate assumption was 8.0% for pre-age 65 and 9.0% for post-age 65. The current trend rate gradually decreases to an ultimate trend rate of 5.0%.

A one percentage point increase in the assumed health care cost trend rates would have the following effects (in millions):

Accumulated postretirement benefit obligation	$ 0.1
Aggregate of the service and interest cost components net postretirement benefit cost	0.8

A one percentage point decrease in the assumed health care cost trend rates would have the following effects (in millions):

Accumulated postretirement benefit obligation	$(0.1)
Aggregate of the service and interest cost components net postretirement benefit cost	(0.7)

Product liability

As a consumer goods manufacturer and distributor, the Company faces the risk of product liability and related damages for substantial money damages, product recall actions and higher than anticipated rates of warranty returns or other returns of goods. Each year the Company sets its product liability insurance program, which is an occurrence-based program based on current and historical claims experience and the availability and cost of related insurance.

Stock-Based Compensation Expense

Effective October 1, 2005, the Company adopted SFAS No. 123 (Revised 2004), "Share-Based Payment" ("SFAS 123r"), which requires the measurement and recognition of all unvested outstanding stock-based payment awards made to employees and directors based on estimated fair value at date of grant. Prior to this as permitted under SFAS No. 123, the Company accounted for the issuance of stock options and restricted stock using the intrinsic value method in accordance with Accounting Principles Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB 25") and related interpretations. Under SFAS 123r, compensation cost is recognized on a straight-line basis in the Consolidated Statements of Income related to stock options and restricted stock expected to vest as well as the Company's employee stock purchase plans. Prior to this under the aforementioned intrinsic value method, the Company did not recognize compensation cost related to stock options in the Consolidated Statements of Income when the exercise price equaled the market price of the underlying stock on the date of grant. However, the Company would recognize compensation cost in circumstances where the market price of the underlying stock exceeds the exercise price of the Company's stock options on the date of grant.

The fair value of stock options was determined using the Black-Scholes option-pricing model which was previously used for disclosing the Company's pro forma information under SFAS 123. The fair value of the market-based restricted stock awards was determined using a Monte Carlo simulation embedded in a lattice model, and for all other restricted stock awards were based on the closing price of the Company's common stock on the date of grant. The determination of the fair value of the Company's stock option awards and restricted stock awards is based on a variety of factors, including, but not limited to, the Company's common stock price, expected stock price volatility over the expected life of awards, and actual and projected exercise behavior. Additionally, the Company estimates forfeiture for options and restricted stock awards at the grant date of the award based on historical experience and are adjusted as necessary if actual forfeitures differ from these estimates. Certain performance awards require management's judgement as to whether performance targets will be achieved.

Warranty

The Company recognizes warranty costs based on an estimate of amounts required to meet future warranty obligations arising as part of the sale of its products. In accordance with SFAS No. 5 "Accounting for Contingencies," the Company accrues an estimated liability at the time of a product sale based on historical claim rates applied to current period sales, as well as any information applicable to current product sales that may indicate a deviation from such historical claim rate trends.

Contingencies

The Company is involved in various legal disputes and other legal proceedings that arise from time to time in the ordinary course of business. In addition, the Company or various of its subsidiaries have been identified by the United States Environmental Protection Agency or a state environmental agency as a Potentially Responsible Party pursuant to the federal Superfund Act and/or state Superfund laws comparable to the federal law at various sites. Based on currently available information, the Company does not believe that the disposition of any of the legal or environmental disputes the Company or its subsidiaries are currently involved in will have a material adverse effect upon the financial condition, results of operations, cash flows or competitive position of the Company. It is possible, that as additional information becomes available, the impact on the Company of an adverse determination could have a different effect.

New and Pending Accounting Pronouncements

During 2007, 2006 and 2005, the Company adopted various accounting standards. A description of these standards and their effect on the consolidated financial statements are described in Note 1 to the consolidated financial statements.

Pending standards and their estimated effect on the Company's consolidated financial statements are described in Note 2 to the consolidated financial statements.

Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements made by or on behalf of the Company. The Company may from time to time make written or oral statements that are "forward-looking," including statements contained in this report and other filings with the Securities and Exchange Commission and in reports to its shareholders. Such forward-looking statements include the Company's repurchase of shares of common stock from time to time under the Company's repurchase program, the outlook for Jarden's markets and the demand for its products, earnings per share, estimated sales, segment earnings, cash flows from operations, future revenues and margin requirement and expansion, organic growth, the amount of reorganization charges, the success of new product introductions, growth or savings in costs and expenses and the impact of acquisitions, divestitures, restructurings, securities offerings and other unusual items, including Jarden's ability to successfully integrate and obtain the anticipated results and synergies from its acquisitions. These statements are made on the basis of management's views and assumptions as of the time the statements are made and the Company undertakes no obligation to update these statements. There can be no assurance, however, that its expectations will necessarily come to pass. Significant factors affecting these expectations are set forth under Item 1A—Risk Factors of this Annual Report on Form 10-K.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

In general, business enterprises can be exposed to market risks including fluctuations in certain commodity prices, foreign currency exchange rates and interest rates that can affect the cost of operating, investing and financing under those conditions. The Company believes its exposure to these risks is low.

The Company is exposed to interest rate risk on its variable rate debt and price risk on its fixed rate debt. As such, the Company monitors the interest rate environment and uses interest rate swap agreements to manage its interest rate risk and price risk by balancing its exposure to fixed and variable interest rates while attempting to minimize interest costs. As of December 31, 2007, approximately $1.0 billion of Company's debt is comprised of variable-rate debt. The remainder of the debt carries a fixed rate either by nature or through the use of interest rate swaps.

The Company operates both domestically and internationally. The Company's international operations are mainly based in Canada, China, Europe, Japan and Latin America. As such, the Company is exposed to the impact of foreign currency fluctuations in certain countries in which it operates. The primary purpose of the foreign currency hedging activities is to mitigate the foreign currency exchange rate exposure on the cash flows related to forecasted inventory purchases and sales.

The Company assessed market risk based on changes in interest rates and foreign currency rates utilizing a sensitivity analysis that measures the potential loss in earnings, fair values and cash flows based on a hypothetical 10% change in interest and foreign currency rates. Using this sensitivity analysis, such changes would not have a material effect on foreign currency gains and losses, and cash flows; and would change interest expense by approximately $3.5 million and the fair values of fixed rate debt by approximately $31 million.

The Company is exposed to the risk of loss in the event of non-performance by the counterparties to its existing interest rate swaps and foreign currency contracts with large financial institutions. However, the Company does not anticipate non-performance by the counterparties.

The Company does not invest or trade in any significant derivative financial instruments, commodity instruments or foreign financial instruments. The Company does not use derivative instruments for speculative purposes.

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders of Jarden Corporation

We have audited Jarden Corporation and subsidiaries (the "Company") internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management's Report on Internal Control Over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal controls over financial reporting did not include the internal controls of the Pure Fishing Inc. and K2 Inc, businesses which were acquired in 2007 and are included in the 2007 consolidated financial statements of the Company and constituted approximately 37% of consolidated total assets as of December 31, 2007 and approximately 19% of net sales for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal controls over financial reporting of Pure Fishing Inc. and K2 Inc.

In our opinion, Jarden Corporation and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Jarden Corporation and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2007, and our report dated February 25, 2008 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

New York, New York
February 25, 2008

Report of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders of Jarden Corporation

We have audited the accompanying consolidated balance sheets of Jarden Corporation and subsidiaries (the "Company") as of December 31, 2007 and 2006, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2007. Our report also included the financial statement schedule listed in the Index at Item 15. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Jarden Corporation and subsidiaries at December 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 2, effective January 1, 2007, the Company adopted Financial Accounting Standards Board Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*, an interpretation of SFAS No. 109. As discussed in Note 2, effective December 31, 2006, the Company adopted SFAS No. 158, *Employers Accounting for Defined Benefit Pension and Other Postretirement Plans*, an amendment of FASB statements No. 87, 88, 106 and 132(R). As discussed in Note 2, effective October 1, 2005, the Company adopted SFAS No. 123, *Share-Based Payment (revised 2004).*

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Jarden Corporation's internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 25, 2008 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

New York, New York
February 25, 2008

JARDEN CORPORATION

CONSOLIDATED STATEMENTS OF INCOME
(In millions, except per share amounts)

	Years Ended December 31,		
	2007	2006	2005
Net sales	$4,660.1	$3,846.3	$3,189.1
Cost of sales	3,517.4	2,904.0	2,402.3
Selling, general and administrative expenses (including stock-based compensation of $64.0, $23.0 and $62.4 for the years ended December 31, 2007, 2006 and 2005, respectively)	861.1	604.9	571.7
Reorganization and acquisition-related integration costs, net	49.6	36.8	29.1
Operating earnings	232.0	300.6	186.0
Interest expense, net	149.7	112.6	84.2
Loss on early extinguishment of debt	15.7	—	6.1
Income before taxes	66.6	188.0	95.7
Income tax provision	38.5	82.0	35.0
Net income	28.1	106.0	60.7
Paid-in-kind dividends on Series B and C preferred stock	—	—	(9.7)
Charges from beneficial conversions of Series B and C preferred stock	—	—	(38.9)
Income available to common stockholders	$ 28.1	$ 106.0	$ 12.1
Earnings per share:			
Basic	$ 0.39	$ 1.62	$ 0.23
Diluted	$ 0.38	$ 1.59	$ 0.22
Weighted average shares outstanding:			
Basic	71.9	65.4	52.9
Diluted	73.3	66.5	54.7

The accompanying notes are an integral part of the consolidated financial statements.

JARDEN CORPORATION

CONSOLIDATED BALANCE SHEETS
(In millions, except per share amounts)

	As of December 31,	
	2007	2006
Assets		
Current assets:		
Cash and cash equivalents	$ 220.5	$ 202.6
Accounts receivable, net of allowances of $72.3 in 2007, $47.3 in 2006	978.5	558.8
Inventories	1,126.2	659.2
Deferred taxes on income	140.5	98.3
Prepaid expenses and other current assets	84.5	44.8
Total current assets	2,550.2	1,563.7
Non-current assets:		
Property, plant and equipment, net	510.9	345.8
Goodwill	1,610.8	1,223.7
Intangibles, net	1,126.6	704.2
Other assets	69.6	45.2
Total assets	$5,868.1	$3,882.6
Liabilities and stockholders' equity		
Current liabilities:		
Short-term debt and current portion of long-term debt	$ 297.8	$ 19.2
Accounts payable	439.3	303.3
Accrued salaries, wages and employee benefits	134.6	95.8
Taxes on income	20.9	14.5
Other current liabilities	387.8	291.3
Total current liabilities	1,280.4	724.1
Long-term debt	2,449.5	1,421.8
Deferred taxes on income	335.2	210.3
Other non-current liabilities	264.4	269.0
Total liabilities	4,329.5	2,625.2
Commitments and contingencies	—	—
Stockholders' equity:		
Preferred stock ($0.01 par value, 5 shares authorized, no shares issued and outstanding at December 31, 2007 and 2006)	—	—
Common stock ($0.01 par value, 150 shares authorized, 78.4 and 72.8 shares issued at December 31, 2007 and 2006, respectively)	0.8	0.7
Additional paid-in capital	1,246.5	999.3
Retained earnings	288.8	261.3
Accumulated other comprehensive income	47.5	26.5
Less: Treasury stock (1.6 and 1.2 shares, at cost, at December 31, 2007 and 2006, respectively)	(45.0)	(30.4)
Total stockholders' equity	1,538.6	1,257.4
Total liabilities and stockholders' equity	$5,868.1	$3,882.6

The accompanying notes are an integral part of the consolidated financial statements.

JARDEN CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions)

	Years Ended December 31,		
	2007	2006	2005
Cash flows from operating activities:			
Net income	$ 28.1	$ 106.0	$ 60.7
Reconciliation of net income to net cash provided by operating activities:			
Depreciation and amortization	96.4	66.4	57.6
Loss on early extinguishment of debt	15.7	—	6.1
Deferred income taxes	(17.4)	42.0	0.5
Stock-based compensation	64.0	23.0	62.9
Other	17.2	3.9	23.1
Changes in operating assets and liabilities, net of effects from acquisitions:			
Accounts receivable	2.4	(21.5)	(100.8)
Inventory	142.3	(3.5)	81.8
Accounts payable	10.4	20.8	28.5
Accrued salaries, wages and employee benefits	(10.7)	1.3	(13.8)
Other assets and liabilities	(43.6)	(2.4)	34.3
Net cash provided by operating activities	304.8	236.0	240.9
Cash flows from financing activities:			
Net change in short-term debt	216.2	(6.6)	(14.5)
Proceeds from issuance of long-term debt	1,350.0	—	1,366.8
Payments on long-term debt	(793.2)	(86.9)	(369.9)
Proceeds from issuance of stock, net of transaction fees	10.7	145.3	356.2
Repurchase of common stock and shares tendered for taxes	(66.9)	(50.0)	(35.4)
Debt issuance costs	(36.7)	(3.8)	(21.3)
Proceeds from termination of interest rate swaps	0.5	6.6	16.8
Other, net	—	(0.2)	21.1
Net cash provided by financing activities	680.6	4.4	1,319.8
Cash flows from investing activities:			
Additions to property, plant and equipment	(81.2)	(68.8)	(58.5)
Acquisition of businesses, net of cash acquired	(909.5)	(209.8)	(1,289.6)
Proceeds form sale of assets and other	18.1	1.1	7.0
Net cash used in investing activities	(972.6)	(277.5)	(1,341.1)
Effect of exchange rate changes on cash and cash equivalents	5.1	2.6	(3.2)
Net increase (decrease) in cash and cash equivalents	17.9	(34.5)	216.4
Cash and cash equivalents at beginning of period	202.6	237.1	20.7
Cash and cash equivalents at end of period	$ 220.5	$ 202.6	$ 237.1
Supplemental cash disclosures:			
Taxes paid	$ 50.5	$ 32.9	$ 21.3
Interest paid	152.5	116.0	81.9
Non-cash activity:			
Long-term debt issued for acquisition of business	$ 94.1	$ —	$ —
Shares and other equity issued for acquisition of business	214.1	—	281.5

The accompanying notes are an integral part of the consolidated financial statements.

JARDEN CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(in millions)

	Common Stock		Treasury Stock		Preferred Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
	Shares	Amount	Shares	Amount	Shares	Amount				
Balance, December 31, 2004	43.1	$ 0.4	(0.6)	$ (6.7)	—	$ —	$192.9	$143.2	$ 4.1	$ 333.9
Net income	—	—	—	—	—	—	—	60.7	—	60.7
Comprehensive income:										
Cumulative translation adjustment	—	—	—	—	—	—	—	—	(5.6)	(5.6)
Derivative transactions, net	—	—	—	—	—	—	—	—	0.6	0.6
Minimum pension liability, net	—	—	—	—	—	—	—	—	(3.1)	(3.1)
Comprehensive income	—	—	—	—	—	—	—	—	—	52.6
Restricted stock awards, stock options exercised and stock plan purchases	3.8	—	0.2	2.4	—	—	21.9	—	—	24.3
Restricted stock awards canceled and shares tendered for stock options and taxes	—	—	(0.5)	(17.1)	—	—	1.1	—	—	(16.0)
Shares reissued from treasury	(0.6)		0.6	12.6	—	—	(12.6)	—	—	—
Non cash compensation charges	—	—	—	—	—	—	44.0	—	—	44.0
Tax benefit related to stock option exercises	—	—	—	—	—	—	2.8	—	—	2.8
Shares repurchased	—	—	(0.6)	(19.3)	—	—	—	—	—	(19.3)
Shares issued for acquisitions	7.2	0.1	—	—	0.1	128.6	252.8	—	—	381.5
Shares issued for dividends on preferred stock	—	—	—	—	—	5.0	—	(9.7)	—	(4.7)
Beneficial conversion feature of preferred stock	0.8	0.1	0.2	2.6	—	175.3	65.6	(38.9)	—	204.7
Shares issued for conversion of preferred stock	14.5	0.1	—	—	(0.1)	(308.9)	308.8	—	—	—
Balance, December 31, 2005	68.8	$ 0.7	(0.7)	$(25.5)	—	$ —	$877.3	$155.3	$ (4.0)	$1,003.8
Net income								106.0		106.0
Comprehensive income:										
Cumulative translation adjustment	—	—	—	—	—	—	—	—	11.2	11.2
Derivative transactions, net	—	—	—	—	—	—	—	—	10.1	10.1
Minimum pension liability, net	—	—	—	—	—	—	—	—	1.5	1.5
Comprehensive income	—	—	—	—	—	—	—	—	—	128.8
Adjustment to initially apply FASB Statement No. 158, net of tax	—	—	—	—	—	—	—	—	7.7	7.7
Proceeds from issuance of common stock	4.0	—	—	—	—	—	138.6	—	—	138.6
Restricted stock awards, stock options exercised and stock plan purchases	—	—	1.7	51.4	—	—	(44.2)	—	—	7.2
Restricted stock awards cancelled and shares tendered for stock options and taxes	—	—	(0.2)	(6.3)	—	—	5.4	—	—	(0.9)
Stock-based compensation	—	—	—	—	—	—	22.2	—	—	22.2
Shares repurchased	—	—	(2.0)	(50.0)	—	—	—	—	—	(50.0)
Balance, December 31, 2006	72.8	$ 0.7	(1.2)	$(30.4)	—	$ —	$999.3	$261.3	$26.5	$1,257.4

The accompanying notes are an integral part of the consolidated financial statements.

JARDEN CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (continued)
(in millions)

	Common Stock		Treasury Stock		Preferred Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
	Shares	Amount	Shares	Amount	Shares	Amount				
Balance, December 31, 2006	72.8	$ 0.7	(1.2)	$(30.4)	—	$—	$ 999.3	$261.3	$ 26.5	$1,257.4
Net income	—	—	—	—	—	—	—	28.1	—	28.1
Comprehensive income:										
Cumulative translation adjustment	—	—	—	—	—	—	—	—	26.6	26.6
Derivative transactions, net	—	—	—	—	—	—	—	—	(18.1)	(18.1)
Pension and postretirement obligations, net	—	—	—	—	—	—	—	—	12.5	12.5
Comprehensive income	—	—	—	—	—	—	—	—	—	49.1
Adjustment to initially apply FIN 48	—	—	—	—	—	—	—	(0.6)	—	(0.6)
Restricted stock awards, stock options exercised and stock plan purchases	—	—	1.9	59.2	—	—	(48.1)	—	—	11.1
Restricted stock awards cancelled and shares tendered for stock options and taxes	—	—	(1.2)	(44.7)	—	—	9.1	—	—	(35.6)
Stock-based compensation	—	—	—	—	—	—	61.4	—	—	61.4
Shares repurchased	—	—	(1.1)	(29.1)	—	—	—	—	—	(29.1)
Shares and warrant issued for acquisitions	5.6	0.1	—	—	—	—	214.0	—	—	214.1
Beneficial conversion feature of convertible debt	—	—	—	—	—	—	8.0	—	—	8.0
Conversion of convertible debt	—	—	—	—	—	—	2.8	—	—	2.8
Balance, December 31, 2007	78.4	$ 0.8	(1.6)	$(45.0)	—	$—	$1,246.5	$288.8	$ 47.5	$1,538.6

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share data and unless otherwise indicated)

1. Business and Significant Accounting Policies

Business

Jarden Corporation and its subsidiaries (hereinafter referred to as the "Company" or "Jarden") is a leading provider of niche consumer products. Jarden's three primary business segments, Outdoor Solutions, Consumer Solutions and Branded Consumables manufacture or source, market and distribute a number of well recognized brands, including: Outdoor Solutions: Abu Garcia®, Adio®, Berkley®, Campingaz®, Coleman®, Fenwick®, Gulp!®, JT®, K2®, Marker®, Marmot®, Mitchell®, Penn®, Planet Earth®, Rawlings®, Shakespeare®, Sevylor®, Stearns®, Stren®, Trilene®, Ugly Stik® and Völkl®; Consumer Solutions: Bionaire®, Crock-Pot®, FoodSaver®, Health o meter®, Holmes®, Mr. Coffee®, Oster®, Patton®, Rival®, Seal-a-Meal®, Sunbeam®, and VillaWare®, and Branded Consumables: Ball®, Bee®, Bicycle®, Crawford®, Diamond®, Dicon®, First Alert®, Forster®, Hoyle®, Java-Log®, Kerr®, Lehigh®, Leslie-Locke®, Loew-Cornell® and Pine Mountain®.

In addition to the three primary business segments described above, our Process Solutions segment consists primarily of our plastic business, which manufactures, markets and distributes a wide variety of plastic products, including jar closures, contact lens packaging, monofilament, plastic cutlery, refrigerator door liners, medical disposables and rigid packaging, and our zinc strip business, which is the largest producer of zinc strip and fabricated zinc products in North America, manufacturing a broad array of original equipment manufacturer ("OEM") such as coinage blanks for the U.S. Mint, a major supplier to the Royal Canadian Mint, and international markets. Our monofilament business, which produces nylon and polyester monofilament line used in various products, including woven mats used by paper producers and weed trimmer cutting line, as well as fiberglass radio antennas for marine, citizen band and military applications, is also reported within this Process Solutions segment. See Note 17 "Segment Information" for additional detail.

On August 8, 2007, the Company acquired all of the outstanding shares of K2 Inc. (the "Acquisition"), a leading provider of branded consumer products in the global sports equipment market (see Note 3). The Company's results of operations for 2007 include the results of K2 Inc. ("K2") from August 8, 2007 (the "Acquisition Date").

On April 6, 2007, the Company acquired Pure Fishing, Inc. ("Pure Fishing"), a leading global provider of fishing equipment (see Note 3). The Company's results of operations for 2007 include the results of Pure Fishing from April 6, 2007.

On January 24, 2005, the Company acquired American Household, Inc., a privately held leading designer, manufacturer and marketer of branded household and outdoor leisure consumer products in both domestic and international markets. Additionally, On July 18, 2005, the Company acquired of The Holmes Group, Inc., a privately held company. Holmes is a leading manufacturer and distributor of home environment and small kitchen appliances (see Note 3).

During 2006 and 2005, the Company completed a number of acquisitions that by nature are complementary to the Company's core businesses and from an accounting standpoint were not significant individually or in the aggregate. Hereafter, these acquisitions are referred to as "tuck-in" acquisitions.

During 2006, the Company completed four tuck-in acquisitions; three in the Branded Consumables segment and one in the Consumer Solutions segment.

Basis of Presentation

The Consolidated Financial Statements include the consolidated accounts of the Company and have been prepared in accordance with generally accepted accounting principles in the United States of America ("GAAP").

All significant intercompany transactions and balances have been eliminated upon consolidation. Unless otherwise indicated, references in the Consolidated Financial Statements to 2007, 2006 and 2005 are to Jarden's calendar years ended December 31, 2007, 2006 and 2005, respectively.

Certain reclassifications have been made in the Company's financial statements of prior years to conform to the current year presentation. These reclassifications have no impact on previously reported net income.

Foreign Operations

The functional currency for most of the consolidated foreign operations is the local currency. Assets and liabilities are translated at the year-end exchange rates; income and expenses are translated at average exchange rates during the year. Net unrealized exchange adjustments arising on the translation of foreign currency financial statements are reported as cumulative translation adjustments within accumulated other comprehensive income.

The U.S dollar is the functional currency for certain foreign subsidiaries that conduct their business primarily in U.S. dollars. As such, monetary items are translated at current exchange rates, and non-monetary items are translated at historical exchange rates.

Use of Estimates

The preparation of the consolidated financial statements in accordance with GAAP requires estimates and assumptions that affect amounts reported and disclosed in the financial statements and accompanying notes. Actual results could differ materially from those estimates. Significant accounting estimates and assumptions are used for, but not limited to: the allowance for doubtful accounts; assets impairments; useful lives of tangible and intangible assets; pension and postretirement liabilities; tax valuation allowances and unrecognized tax benefits; reserves for sales returns and allowances; product warranty; product liability; excess and obsolete inventory; and litigation and environmental exposures.

Concentrations of Credit Risk

Substantially all of the Company's trade receivables are due from retailers and distributors located throughout the United States, Europe, Latin America, Canada and Japan. Approximately 20%, 22% and 23% of the Company's consolidated net sales in 2007, 2006 and 2005, respectively, were to a single customer who purchased product from the Company's three primary business segments: Outdoor Solutions, Consumer Solutions and Branded Consumables.

Cash and Cash Equivalents

The Company considers highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable

The Company provides credit, in the normal course of business, to its customers. The Company maintains an allowance for doubtful customer accounts for estimated losses that may result from the inability of the Company's customers to make required payments. That estimate is based on a variety of factors, including historical collection experience, current economic and market conditions, and a review of the current status of each customer's trade accounts receivable. The Company charges actual losses when incurred to this allowance.

Leasehold Improvements

Leasehold improvements are recorded at cost less accumulated amortization. Improvements are amortized over the shorter of the remaining lease term (and any renewal period if such a renewal is reasonably assured at inception) or the estimated useful lives of the assets.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost less accumulated depreciation. Maintenance and repair costs are charged to expense as incurred, and expenditures that extend the useful lives of assets are capitalized. The Company reviews property, plant and equipment for impairment whenever events or circumstances indicate that carrying amounts may not be recoverable through future undiscounted cash flows. If the Company concludes that impairment exists, the carrying amount is reduced to fair value.

The Company provides for depreciation primarily using the straight-line method in amounts that allocate the cost of property, plant and equipment over the following ranges of useful lives:

Buildings and improvements	5 to 45 years
Machinery, equipment and tooling (includes capitalized software)	3 to 25 years
Furniture and fixtures	3 to 10 years

Land is not depreciated.

Goodwill and Intangible Assets

Goodwill and certain intangibles (primarily trademarks and tradenames) are not amortized; however, they are subject to evaluation for impairment using a fair value based test. This evaluation is performed annually or more frequently if facts and circumstances warrant. The fair value based test is a two-step test. The first step involves comparing the fair value of each of its reporting units to the carrying value of those reporting units. If the carrying value of a reporting unit exceeds the fair value of the reporting unit, the Company is required to proceed to the second step. In the second step, the fair value of the reporting unit would be allocated to the assets (including unrecognized intangibles) and liabilities of the reporting unit, with any residual representing the implied fair value of goodwill. An impairment loss would be recognized if, and to the extent that, the carrying value of goodwill exceeded the implied value. During 2007, 2006 and 2005, the Company did not experience any impairment losses.

Amortization

Deferred debt issue costs are amortized over the term of the related debt. Identifiable intangible assets are recognized apart from goodwill and are amortized over their estimated, useful lives, except for identifiable intangible assets with indefinite lives, which are not amortized.

Stock Split

On June 9, 2005, the Company's Board of Directors declared a 3-for-2 stock split in the form of a stock dividend of one additional share of common stock for every two shares of common stock, paid on July 11, 2005 to shareholders of record as of the close of business on June 20, 2005. The Company retained the current par value of $0.01 per share for all common shares. All references to the number of shares outstanding, per share amounts, issued shares, restricted stock and stock option data of the Company's common shares have been restated to reflect the effect of the stock split for all periods presented in the Company's accompanying consolidated financial statements and footnotes thereto. Stockholders' equity reflects the effect of the stock split by reclassifying from "Additional paid-in capital" to "Common stock" an amount equal to the par value of the additional shares resulting from the stock split.

Revenue Recognition

The Company recognizes revenues at the time of product shipment or delivery, depending upon when title passes, to unaffiliated customers, and when all of the following have occurred: a firm sales agreement is in place, pricing is fixed or determinable, and collection is reasonably assured. Revenue is recognized as the net amount estimated to be received after deducting estimated amounts for product returns, discounts and allowances. The Company estimates future product returns based upon historical return rates and its reasonable judgment.

Cost of Sales

The Company's cost of sales includes the costs of raw materials and finished goods purchases, manufacturing costs and warehouse and distribution costs.

Advertising Costs

Advertising costs consist primarily of ad demo, cooperative advertising, media placement and promotions, and are expensed as incurred. The amounts charged to advertising and included in selling, general and administrative ("SG&A") expenses in the Consolidated Statements of Income for 2007, 2006 and 2005 were $104.3, $68.4 and $58.1, respectively.

Product Warranty Costs

The Company recognizes warranty costs based on an estimate of amounts required to meet future warranty obligations arising as a cost of the sale of its products. The Company accrues an estimated liability at the time of a product sale based on historical claim rates applied to current period sales, as well as any information applicable to current product sales that may indicate a deviation from such historical claim rate trends. Warranty reserves are included within "Other current liabilities" and "Other non-current liabilities" in the Company's Consolidated Balance Sheets.

Sales Incentives and Trade Promotion Allowances

The Company offers sales incentives and promotional programs to its reseller customers from time to time in the normal course of business. These incentives and promotions typically include arrangements known as slotting fees, cooperative advertising and buydowns, and the Company accounts for these transactions consistent with the requirements of FASB Emerging Issues Task Force ("EITF") No. 01-9 "Accounting for Consideration Given by a Vendor to a Customer (including a Reseller of the Vendor's Products)." The majority of such arrangements are recorded as a reduction to net sales in the Company's Consolidated Statements of Income. However, pursuant to the applicable provisions of EITF No. 01-9, the Company does include consideration granted in certain of these transactions as SG&A expenses in its Consolidated Statements of Income.

Income Taxes

Deferred taxes are provided for differences between the financial statement and tax basis of assets and liabilities using enacted tax rates. The Company established a valuation allowance against a portion of the net tax benefit associated with all carryforwards and temporary differences in a prior year, as it was more likely than not that these would not be fully utilized in the available carryforward period. A portion of this valuation allowance remained as of December 31, 2007 and 2006 (see Note 12).

Components of "Accumulated other comprehensive income" are presented net of tax at the applicable statutory rates and are primarily generated domestically.

Fair Value and Credit Risk of Financial Instruments

The carrying values of cash and cash equivalents, accounts receivable, notes payable, accounts payable and accrued liabilities approximate their fair market values due to the short-term maturities of these instruments. The fair market value of the Company's 7 1/2% Senior Subordinated Notes was determined based on quoted market prices (see Note 9). The fair market value of the Company's other long-term debt was estimated using interest rates currently available to the Company for debt with similar terms and maturities.(see Note 9).

The Company enters into interest rate swaps to manage interest rate risk on its variable rate debt. The Company designates the interest rate swaps as cash flow hedges of the interest rate risk attributable to forecasted variable interest payments. Interest expense is adjusted to include the payment made or received under the swap agreements. The fair market value of the swap agreements was estimated based on the current market value of similar instruments (see Note 10).

The Company uses forward foreign currency contracts to mitigate the foreign currency exchange rate exposure on the cash flows related to forecasted inventory purchases and sales. The derivatives used to hedge these forecasted transactions that meet the criteria for hedge accounting are accounted for as cash flow hedges. The effective portion of the gains or losses on these derivatives are deferred as a component of accumulated other comprehensive income and are recognized in earnings at the same time that the hedged item affects earnings and are included in the same caption in the statement of operations as the underlying hedged item.

Financial instruments that potentially subject the Company to credit risk consist primarily of trade receivables and interest-bearing investments. Trade receivable credit risk is limited due to the diversity of the Company's customers and the Company's ongoing credit review procedures. Collateral for trade receivables is generally not required. The Company places its interest-bearing cash equivalents with major financial institutions.

Unless otherwise disclosed in the notes to the consolidated financial statements, the estimated fair value of financial assets and liabilities approximates carrying value.

Share-Based Compensation Cost

Effective October 1, 2005, the Company adopted SFAS No. 123 (Revised 2004), "Share-Based Payment" ("SFAS 123r"), which requires the measurement and recognition of all unvested outstanding stock-based payment awards made to employees and directors based on estimated fair value at date of grant. Prior to this as permitted under SFAS No. 123, the Company accounted for the issuance of stock options and restricted stock using the intrinsic value method in accordance with Accounting Principles Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB 25") and related interpretations. Under SFAS 123r, compensation cost is recognized on a straight-line basis in the Consolidated Statements of Income related to stock options and restricted stock expected to vest as well as the Company's employee stock purchase plans. Prior to this under the aforementioned intrinsic value method, the Company did not recognize compensation cost related to stock options in the Consolidated Statements of Income when the exercise price equaled the market price of the underlying stock on the date of grant. However, the Company would recognize compensation cost in circumstances where the market price of the underlying stock exceeds the exercise price of the Company's stock options on the date of grant.

The fair value of stock options was determined using the Black-Scholes option-pricing model which was previously used for disclosing the Company's pro forma information under SFAS 123. The fair value of the market-based restricted stock awards was determined using a Monte Carlo simulation embedded in a lattice model, and for all other restricted stock awards based on the closing price of the Company's common stock on the date of grant. The determination of the fair value of the Company's stock option awards and restricted stock awards is based on a variety of factors including, but not limited to, the Company's common stock price, expected stock price volatility over the expected life of awards, and actual and projected exercise behavior (see Note 13). Additionally pursuant to SFAS 123r, the Company has estimated forfeitures for options and restricted stock awards at the dates of grant based on historical experience and will revise as necessary if actual forfeitures differ from these estimates.

The Company issues restricted share awards whose restrictions lapse upon either the passage of time (service vesting), achieving performance targets, attaining Company common stock price thresholds, or some combination of these restrictions. For those restricted share awards with common stock price thresholds, the fair values were determined using a Monte Carlo simulation embedded in a lattice model. The fair value for all other restricted share awards were based on the closing price of the Company's common stock on the dates of grant. For those restricted share awards with only service conditions, the Company recognizes compensation cost on a straight-line basis over the explicit service period. For those restricted share awards with market conditions, the Company recognizes compensation cost on a straight-line basis over the derived service period unless the market condition is satisfied prior to the end of the derived service period. For performance only awards, the Company recognizes compensation cost on a straight-line basis over the implicit service period which represents the Company's best estimates for when the target will be achieved. If it becomes apparent the original service periods are no longer accurate, the remaining unrecognized compensation cost will be recognized over the revised service periods. For restricted share awards that contain both service and market or performance vesting conditions, compensation cost is recognized over the shorter of the two conditions if only one of the conditions must be met or the longer of the two conditions if both must be met.

For restricted awards that contain performance or market vesting conditions, the Company excludes these awards from diluted earning per share computations until the contingency is met as of the end of that reporting period.

Had stock-based compensation costs been recognized using the fair value method for all of 2005, pro forma net income allocable to shareholders and earnings per share would have been presented as follows (in millions, except per share data):

	Year ended December 31, 2005
Net income, as reported(1)	$ 60.7
Paid-in-kind dividends on Series B and C preferred stock	(9.7)
Charges from beneficial conversions of Series B and C preferred Stock	(38.9)
Income available to common stockholders	$ 12.1
Add: Total stock-based employee compensation expense included in reported net income, net of related tax effects	38.1
Deduct: Total stock-based employee compensation expense determined under the fair value based method for all awards, net of tax related effects(2)	(32.5)
Pro forma net income available to common stockholders	$ 17.7
Basic earnings per share:	
As reported(1)	$ 0.23
Pro forma(2)	$ 0.33
Diluted earnings per share:	
As reported(1)	$ 0.22
Pro forma(2)	$ 0.32

(1) Net income and earnings per share prior to October 1, 2005 does not include stock-based compensation expense related to stock options and employee stock purchase plans.

(2) Stock-based compensation expense and pro forma earnings per share prior to October 1, 2005 were calculated using pro forma guidance under SFAS 123.

Pension and Postretirement Plans

The Company records annual amounts relating to its pension and postretirement plans based on calculations which include various actuarial assumptions, including discount rates, assumed rates of return, compensation increases, turnover rates and healthcare cost trend rates. The Company reviews its actuarial assumptions on an annual basis and makes modifications to the assumptions based on current rates and trends when it is deemed appropriate to do so. The effect of modifications is generally recorded or amortized over future service periods.

The Company believes that the assumptions utilized in recording its obligations under its plans are reasonable based on its experience, market conditions and input from its actuaries and investment advisors.

Reorganization and Acquisition-Related Integration Costs

Reorganization and acquisition-related integration costs include costs associated with exit or disposal activities, which do not meet the criteria of discontinued operations, including costs for employee and lease terminations, facility closing or other exit activities. Additionally, these costs include expenses directly related to integrating and reorganizing acquired businesses and include items such as employee retention costs, recruiting costs, certain moving costs, certain duplicative costs during integration and asset impairments.

New Accounting Standards

In September 2006, the Financial Accounting Standards Board (the "FASB") issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Certain provisions of SFAS 157 related to financial assets and liabilities as well as other assets and liabilities carried at fair value on a recurring basis became effective for the Company on January 1, 2008 and are being applied prospectively. These provisions of SFAS 157 are not expected to have any impact on the Company's consolidated financial statements. The provisions of SFAS 157 related to other nonfinancial assets and liabilities will be effective for the Company on January 1, 2009, and will be applied prospectively. The Company is currently evaluating the impact the provisions of SFAS 157 will have on the Company's consolidated financial statements as it relates to other nonfinancial assets and liabilities.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 "The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 155" ("SFAS 159"). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS 159 also established presentation and disclosure requirements designed to facilitate comparisons that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. SFAS 159 will not have a material impact on the Company's consolidated financial position, results of operations or cash flows.

On December 4, 2007, the FASB issued SFAS No. 141(R), "Business Combinations" ("SFAS 141(R)"). SFAS 141(R) will significantly change the financial accounting and reporting for business combinations. The provisions of SFAS 141(R) in part include requirements to recognize, with certain exceptions, 100 percent of the fair values of assets acquired, liabilities assumed, and noncontrolling interests in acquisitions of less than a 100 percent controlling interest when the acquisition constitutes a change in control of the acquired entity: measure acquirer shares issued in consideration for a business combination at fair value on the acquisition date; recognize contingent consideration arrangements at their acquisition-date fair values, with subsequent changes in fair value generally reflected in earnings; expense, as incurred, acquisition-related transaction costs; capitalize acquisition-related restructuring costs only if the appropriate accounting criteria are met as of the acquisition date; and recognize changes that result from a business combination transaction in an acquirer's existing income tax valuation allowances and tax uncertainty accruals as adjustments to income tax expense. SFAS 141(R) will also require any adjustments related to pre-existing tax contingencies for prior acquisitions to be recorded in the income statement. SFAS 141(R) is generally effective for business combination transactions for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Earlier adoption is prohibited.

On December 4, 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51" ("SFAS 160"). SFAS 160 will significantly change the financial accounting and reporting for noncontrolling (or minority) interests in consolidated financial statements. The provisions of SFAS 160 in part; establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary; clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements; establishes a single method of accounting for changes in a parent's ownership interest in a subsidiary that do not result in deconsolidation; requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated; and requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent's owners and the interests of the noncontrolling owners of a subsidiary. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. The Company is currently assessing the impact of SFAS 160 on its consolidated financial position and results of operations.

2. Adoption of New Accounting Pronouncements

In December 2004, the FASB issued SFAS 123r, which requires companies to expense the value of share based payment awards. Under SFAS 123r, share-based payment awards result in compensation cost that will be measured at fair value on the grant date of the awards, based on the estimated number of awards expected to vest, and is recognized over the requisite service periods. Compensation cost for stock options that vest would not be reversed if the awards expire without being exercised, and compensation cost would not be reversed for awards where service periods have been rendered but market or performance criterion are not met. The Company adopted SFAS 123r effective October 1, 2005 using the modified prospective transition method for all unvested and outstanding share awards as of the date of adoption, and as such, the Company's consolidated financial statements for the three months ended December 31, 2005 reflect the impact of SFAS 123r. Under this method, the Company did not restate its financial statements for prior periods to reflect compensation cost under SFAS 123r. During the three months ended December 31, 2005, the Company recorded compensation costs related to this pronouncement, which included the effects of any grants made during the quarter, of approximately $31.8. The impact of this cumulative effect of change in accounting principle, net of taxes, was $0.1 attributable to estimated forfeitures on restricted stock awards for prior periods.

On November 10, 2005, the FASB issued FASB Staff Position ("FSP") No. FAS 123(R)-3 "Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards." The Company elected to adopt the alternative transition method provided in this FSP for calculating the tax effects of stock-based compensation pursuant to SFAS 123r, which method includes simplified methods to establish the beginning balance of the additional paid-in capital pool ("APIC pool") related to the tax effects of employee stock-based compensation, and to determine the subsequent impacts on the APIC pool and Consolidated Statements of Cash Flows of the tax effects of employee stock-based compensation awards that are outstanding upon adoption of SFAS 123r.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Correction," effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. SFAS No. 154 supersedes APB Opinion No. 20, "Accounting Changes" and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements" and requires retrospective application to prior periods of any voluntary changes to alternatively permitted accounting principles, unless impracticable.

In February 2006, the FASB issued SFAS No. 155 "Accounting for Certain Hybrid Financial Instrument—an amendment of FASB No. 133 and 140" ("SFAS 155"). SFAS 155 is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. The adoption of this statement in 2007 had no material impact on the Company's financial position, results of operations or cash flows.

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140" ("SFAS 156"). SFAS 156 is effective for fiscal years beginning after September 15, 2006. The adoption of this statement in 2007 had no material impact on the Company's financial position, results of operations or cash flows.

In June 2006, the FASB issued FASB interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB No. 109" ("FIN 48"). FIN 48 prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on a tax return, including a decision whether to file or not to file in a particular jurisdiction. FIN 48 is effective for fiscal years beginning after December 15, 2006. If there are changes in net assets as a result of application of FIN 48 these will be accounted for as an adjustment to retained earnings. The effect of the adoption of the FIN 48 is disclosed in Note 12.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)" ("SFAS 158"). Among other items, SFAS 158 requires recognition of the overfunded or underfunded status of an entity's defined benefit postretirement plan as an asset or liability in the financial statements, requires the measurement of defined benefit postretirement plan assets and obligations as of the end of the employer's fiscal year and requires recognition of the funded status of defined benefit postretirement plans in other comprehensive income. The effect of the adoption of the recognition and disclosure provisions of SFAS 158 is disclosed in Note 15. The measurement date provisions of SFAS 158 require the measurement of defined benefit plan assets and obligations as of the date of the Company's fiscal year-end statement of financial position. These provisions are effective for fiscal years ending after December 15, 2008 with earlier application permitted. The Company expects to adopt the measurement date provisions of SFAS 158 for the year ending December 31, 2008 and expects to use the second transition approach as defined by SFAS 158. This transition approach allows the Company to estimate the effects of the change by using of the measurements to be determined as September 30, 2007 and that will be used for the year ended December 31, 2007. The Company does not expect the adoption of the measurement date provisions of SFAS 158 to have a material affect on the Company's consolidated statement of financial position.

3. Acquisitions

2007 Activity

On April 6, 2007 the Company acquired Pure Fishing, a leading global provider of fishing equipment marketed under well-known fishing brands including Abu-Garcia®, Berkley®, Fenwick®, Gulp!®, Mitchell®, Stren® and Trilene®. The consideration consisted of $300 in cash, a $100 five year subordinated note with a 2% coupon and a warrant exercisable into approximately 2.2 million shares of Jarden common stock with an initial exercise price of $45.32 per share (subject to adjustment as provided therein). The purchase price includes the fair value of the Note at the date of acquisition of approximately $94. In addition to the upfront purchase price, a contingent purchase price payment of up to $50 based on the future financial performance of the acquired business may be paid and at December 31, 2007, $25 of this amount is accrued for payment in 2008. The Pure Fishing acquisition is consistent with the Company's strategy of purchasing leading, niche consumer-oriented brands with attractive cash flows and strong management.

On August 8, 2007 the Company acquired all the outstanding shares of K2, a leading provider of branded consumer products in the global sports equipment market in exchange for consideration $10.85 in cash per share of K2 common stock and 0.1118 of a share of Jarden common stock for each share of K2 common stock issued and outstanding. The total value of the transaction, including debt assumed, was approximately $1.2 billion. The aggregate consideration to the K2 shareholders was approximately $701 and was comprised of a cash payment of approximately $517 and the issuance of approximately 5.3 million common shares of the Company with a fair value of approximately $184. The cash and Jarden common stock issued in the transaction had a combined value of $14.72 per K2 share, which was calculated using the average of the closing stock price of a share of Jarden common stock on the New York Stock Exchange ("NYSE") during the five-day trading period ending two trading days after the date that the number of shares of Jarden common stock to be received by K2 stockholders was finalized, which was August 6, 2007. The total purchase price of $777, which is net of cash acquired, also includes: the purchase of K2 share-based awards for $22.7, the Company's investment in K2 prior to the acquisition of $31.1, debt make-whole premiums of $15.4 and other fees and consideration totaling $20.1. In connection with the Acquisition the Company repaid certain of K2's debt, including accrued interest and the aforementioned make-whole premiums for approximately $341. The Acquisition was recorded by allocating the cost of the assets acquired, including intangible assets and liabilities assumed based on their estimated fair values at the date of Acquisition. The excess of the cost of the Acquisition over the net of amounts assigned to the fair value of the assets acquired and the liabilities assumed is recorded as goodwill. Based on the Company's preliminary independent valuation, which is subject to further refinement, the purchase price is allocated as follows:

Preliminary Values Assigned (in millions):	
Accounts receivable	$ 317.2
Inventories	514.4
Current deferred tax asset	17.4
Other current assets	31.5
Property, plant and equipment	146.1
Intangible assets	240.0
Goodwill	221.9
Other assets	11.8
Other current liabilities	(251.1)
Long-term debt	(401.8)
Other liabilities	(25.8)
Non-current deferred tax liability	(44.8)
Total purchase price, net of cash acquired	$ 776.8

2006 Activity

During 2006, the Company completed four tuck-in acquisitions, three in the Branded Consumables segment and one in the Consumer Solutions segment.

2005 Activity

On July 18, 2005, the Company completed the acquisition of The Holmes Group, Inc. ("Holmes" or the "THG Acquisition") for approximately $420 in cash and 6.15 million shares of the Company's common stock. Holmes is a leading manufacturer and distributor of select home environment and small kitchen electrics under well-recognized consumer brands, including Bionaire®, Crock-Pot®, Holmes®, Patton®, Rival®, Seal-a-Meal® and White Mountain®. The aggregate purchase price was approximately $680, including transaction expenses. The cash portion of the THG Acquisition purchase price was financed via the issuance of an additional $380 of term debt under the Senior Credit Facility discussed below (also see Note 9), cash on hand and revolver borrowings.

On January 24, 2005, the Company completed the acquisition of American Household, Inc. ("AHI" or the "AHI Acquisition"), a privately held company, for approximately $746 for 100% of its equity and the repayment of approximately $100 of indebtedness. AHI is the parent of The Coleman Company, Inc. ("Coleman") and Sunbeam Products, Inc. (now known as "Consumer Solutions" or "JCS"), leading producers of global consumer products through brands such as BRK®, Campingaz®, Coleman®, First Alert®, Health o meter®, Mr. Coffee®, Oster® and Sunbeam®. Of the equity portion of the purchase price, $40 was held back by the Company to cover potential indemnification claims against the sellers of AHI and has not been accrued as a liability or considered part of the purchase price since the outcome of this contingency remains uncertain.

The Company financed the AHI Acquisition via the issuance of $350 of equity securities (see Note 13) and a new $1.05 billion senior credit facility ("Senior Credit Facility") (see Note 9).

The AHI Acquisition and THG Acquisition represent significant elements in advancing the Company's strategy of acquiring branded consumer products businesses with leading market positions.

During 2005, the Company completed three tuck-in acquisitions within the Branded Consumables segment.

Pro forma financial information

The aggregate value of the Pure Fishing and tuck-in acquisitions did not have a material effect on the Company's results of operations in 2007, 2006 or 2005 and are therefore not included in the unaudited pro forma financial information presented herein.

The following unaudited pro forma financial information for the years ended December 31, 2007 and 2006 presents the combined results of operations of the Company and K2 as if the Acquisition had occurred at January 1, 2007 and 2006. The historical results of the Company for the year ended December 31, 2007 include the results of K2 from the Acquisition Date. The pro forma results presented below for the year ended December 31, 2007 combine the results of the Company for the year ended December 31, 2007 and the historical results of K2 from January 1, 2007 through the Acquisition Date. The pro forma results for the year ended December 31, 2006 combine the historical results of the Company and K2 for the year ended December 31, 2006. The unaudited pro forma financial information is not intended to represent or be indicative of the Company's consolidated results of operations or financial condition that would have been reported had the Acquisition been completed as of the beginning of the periods presented and should not be taken as indicative of the Company's future consolidated results of operations or financial condition. Pro forma adjustments are tax-effected at a statutory tax rate of 39.5%.

	Years ended December 31,	
	2007	2006
	(in millions)	
Net sales	$5,468.7	$5,240.9
Net income	4.6	58.0
Earnings per share:		
Basic	$ 0.06	$ 0.82
Diluted	$ 0.06	$ 0.81

The unaudited pro forma financial information for 2007 and 2006 include $6.8, for the amortization of purchased intangibles from the Acquisition based on the preliminary purchase price allocation. The unaudited pro forma financial information also includes the following non-recurring charges related to the Acquisition: charges for the fair market value adjustment for manufacturer's profit in inventory and other transaction costs of $99.3 in 2007 and $10.4 in 2006, respectively.

4. Inventories

Inventories are stated at the lower-of-cost-or-market with cost being determined principally by the first-in, first-out method ("FIFO"), and are comprised of the following at December 31, 2007 and 2006 (in millions):

	2007	2006
Raw materials and supplies	$ 203.5	$141.8
Work-in-process	61.5	30.5
Finished goods	861.2	486.9
Total inventories	$1,126.2	$659.2

5. Property, Plant and Equipment

Property, plant and equipment, net, consist of the following at December 31, 2007 and 2006 (in millions):

	2007	2006
Land	$ 32.0	$ 25.2
Buildings	168.2	122.4
Machinery and equipment	642.7	443.3
	842.9	590.9
Less: Accumulated depreciation	(332.0)	(245.1)
Total property, plant and equipment, net	$ 510.9	$ 345.8

At December 31, 2006, assets held under capital leases amounted to $25.8 and are included in "Machinery and equipment" and "Buildings". At December 31, 2007, there were no assets held under capital leases.

Depreciation of property, plant and equipment for 2007, 2006 and 2005 was $85.0, $62.9 and $56.1, respectively.

6. Goodwill and Intangibles

Goodwill at December 31, 2007 and 2006 is as follows (in millions):

	Net Book Value at January 1, 2007	Acquisitions	Foreign Exchange and Other Adjustments	Net Book Value at December 31, 2007
Goodwill				
Branded Consumables	$ 497.8	$ —	$ (1.5)	$ 496.3
Consumer Solutions	489.7	—	(5.5)	484.2
Outdoor Solutions	236.2	417.2	(23.1)	630.3
	$1,223.7	$417.2	$(30.1)	$1,610.8

The decrease in goodwill in Consumer Solutions and Outdoor Solution primarily relates to the recognition of pre-acquisition tax contingencies upon the adoption of FIN 48. The adjustment to goodwill in Branded Consumables relates to the recognition of pre-acquisition tax contingencies upon the adoption FIN 48, impairment charges ($2.9), and the finalization of purchase price allocation, offset by payments for contingent consideration.

	Net Book Value at January 1, 2006	Acquisitions	Foreign Exchange and Other Adjustments	Net Book Value at December 31, 2006
Goodwill				
Branded Consumables	$ 437.9	$48.8	$ 11.1	$ 497.8
Consumer Solutions	588.3	4.2	(102.8)	489.7
Outdoor Solutions	237.0	—	(0.8)	236.2
	$1,263.2	$53.0	$ (92.5)	$1,223.7

The $102.8 decrease in the Consumer Solutions goodwill primarily relates to finalizing the purchase price allocation related to the Holmes acquisition. Goodwill was decreased when the customer relationships and brand names valuations attributable to Holmes were finalized increasing the value of intangible assets and decreasing the preliminary goodwill value. The $11.1 increase in the Branded Consumables goodwill primarily relates to an accrual for contingent consideration of approximately $10 attributable to a prior acquisition.

Intangibles at December 31, 2007 and 2006 were as follows (in millions):

	Gross Carrying Amount At January 1, 2007	Additions During the Year	Accumulated Amortization and Foreign Exchange	Net Book Value at December 31, 2007	Amortization Periods (years)
Intangibles					
Patents	$ 0.1	$ —	$ —	$ 0.1	30
Non-compete agreements	1.7	—	(1.4)	0.3	3-5
Manufacturing process and expertise	6.5	25.5	(8.3)	23.7	3-7
Brand names	1.9	2.4	(0.5)	3.8	4-10
Customer relationships and distributor channels	115.6	30.6	(8.9)	137.3	10-25
Trademarks and tradenames	585.8	374.6	1.0	961.4	indefinite
	$711.6	$433.1	$(18.1)	$1,126.6	

	Gross Carrying Amount At January 1, 2006	Additions During the Year	Accumulated Amortization and Foreign Exchange	Net Book Value at December 31, 2006	Amortization Periods (years)
Intangibles					
Patents	$ 0.1	$ —	$ —	$ 0.1	30
Non-compete agreements	1.3	0.4	(1.3)	0.4	3-5
Manufacturing process and expertise	6.5	—	(4.2)	2.3	7
Brand names	—	1.9	(0.1)	1.8	10
Customer relationships and distributor channels	—	115.6	(2.3)	113.3	10-25
Trademarks and tradenames	427.7	158.1	0.5	586.3	indefinite
	$435.6	$276.0	$ (7.4)	$ 704.2	

The estimated future amortization expense related to amortizable intangible assets at December 31, 2007 is as follows (in millions):

Year	Amount
2008	$15.8
2009	15.2
2010	14.8
2011	12.9
2012	8.7
2013 and thereafter	97.8

Amortization of intangibles for 2007, 2006 and 2005 was $11.4; $3.5 and $1.5, respectively. At December 31, 2007, approximately $1.8 billion of the goodwill and other intangible assets recorded by the Company is not deductible for income tax purposes. Such amount is subject to change based upon purchase accounting adjustments that may be made within the allocation period.

7. Other Current Liabilities

Other current liabilities are comprised of the following at December 31, 2007 and 2006 (in millions):

	2007	2006
Cooperative advertising, customer rebates and allowances	$ 79.2	$ 89.1
Warranty and product liability reserves	98.1	88.6
Accrued environmental and other litigation	10.2	17.2
Deferred consideration for acquisitions	26.0	29.4
Other	174.3	67.0
Total other current liabilities	$387.8	$291.3

8. Warranty Reserve

	2007	2006
	(in millions)	
Warranty reserve at January 1,	$ 78.1	$ 59.9
Acquisitions and other adjustments	13.0	17.7
Provision for warranties issued	132.2	112.6
Warranty claims paid	(134.5)	(112.1)
Warranty reserve at December 31,	$ 88.8	$ 78.1
Allocation in the consolidated balance sheets:		
Other current liabilities	78.2	66.9
Other non-current liabilities	10.6	11.2
	$ 88.8	$ 78.1

9. Debt

Debt is comprised of the following at December 31, 2007 and 2006 (in millions):

	2007	2006
Senior Credit Facility Term Loans	$1,664.0	$1,177.5
7 ½% Senior Subordinated Notes due 2017	650.0	—
Securitization Facility due 2008	250.0	—
9 ¾% Senior Subordinated Notes	—	179.9
2% Subordinated Note due 2012	94.9	—
5% Convertible Debentures due 2010	12.4	—
Non-U.S. borrowings	68.0	58.2
Other (primarily capital leases)	8.0	25.4
Total debt	2,747.3	1,441.0
Less: current portion	(297.8)	(19.2)
Total long-term debt	$2,449.5	$1,421.8

In connection with the Acquisition, the Company incurred approximately $891 of additional debt from its Senior Credit Facility and its Securitization Facility, increased its revolving loan commitment by $25 to a total of $225 and amended the Securitization Facility to include additional domestic entities. The additional debt is primarily comprised of the following: an incremental term loan (Term Loan B3) of $700 that matures in 2012 and bears interest at LIBOR plus 250 basis points; and $185 under the Securitization Facility.

During February 2007, the Company completed a registered public offering for $650 aggregate principal amount of 7 ½% Senior Subordinated Notes due 2017 (the "Senior Notes") and received approximately $637 of net proceeds. Of these proceeds, approximately $195 was used to purchase the entire principal amount outstanding of the Company's 9 ¾% Senior Subordinated Notes due 2012 (the "Senior Subordinated Notes") plus the tender premium and accrued interest. As a result of the purchase of Senior Subordinated Notes, during 2007 the Company recorded a $15.3 loss on the extinguishment of debt. This loss is primarily comprised of a $10.1 tender premium; a loss of $4.5 related to the termination of $105 notional amount of interest rate swaps that were designated as fair value hedges against the Senior Subordinated Notes; the write off of $3.7 of deferred debt issuance costs; and the recognition of $3.7 of deferred gains that resulted from previously terminated interest rate swaps. At December 31, 2007 the fair value of the Senior Notes was approximately $553.

The $100 Subordinated Note (the "Note") maturing March 31, 2012 issued in connection with the Pure Fishing acquisition bears annual interest at 2.0% and is payable monthly. The fair value of the Note at December 31, 2007 is approximately $85. The Note is not prepayable at the Company's option. The holder of the Note has the option to require redemption of the Note if after one year from issuance the closing price of Jarden's common stock exceeds $45.32 per share for a period of three consecutive trading days.

In connection with the Acquisition, the Company assumed K2's 5% Convertible Debentures due June 2010 (the "Debentures"). The Debentures can be called by the Company at a stipulated premium beginning in June 2008. Upon conversion, the holders of the Debentures are entitled to receive the same merger consideration as received by the K2 shareholders as a result of the Acquisition (see Note 3). At December 31, 2007, the unamortized premium was approximately $0.3 and the Debentures are convertible into approximately 0.1 million shares of Jarden common stock and approximately $10 in cash.

Senior Credit Facility

Effective February 13, 2007, the Company amended its Senior Credit Facility (the "Facility") to, among other things: allow for the aforementioned purchase of the Senior Subordinated Notes; reduce applicable margins on term and revolver borrowings; add the ability of the Company to enter into additional incremental term loans not to exceed $750 (of which $50 is available at December 31, 2007); allow the Company to increase its revolving loan commitments in an aggregate principal amount not to exceed $150; appoint a new administrative agent; and modify certain of its restrictive and financial covenants. Subsequent to this amendment, during February, 2007, the Company voluntarily prepaid $200 on its principal outstanding under the Term Loan portion of the Facility. At December 31, 2007, the weighted average interest rate on the Facility was 6.9%, which is based on three-month LIBOR plus an applicable margin. The Facility consists of Term Loans, which mature in 2012, and a revolving credit facility with an aggregate commitment of $225, which matures in 2010. At December 31, 2007, the amount available under the Facility was $190 after deducting $35 of outstanding letters of credit. At December 31, 2007, the annual commitment fee on unused balances was 0.375%.

In 2005 the Facility replaced a previous credit facility and as a result the Company recorded a loss on early extinguishment of debt for the write-off of approximately $6.1 of deferred debt issuance costs.

The Facility and the Foreign Senior Debt contain certain restrictions on the conduct of the Company's business, including, among other restrictions, generally on: incurring debt; disposing of certain assets; making investments; exceeding certain agreed upon capital expenditures; creating or suffering liens; completing certain mergers; consolidations and sales of assets and with permitted exceptions; acquisitions; declaring dividends; redeeming or prepaying other debt; and certain transactions with affiliates. The Facility and the Foreign Senior Debt also include financial covenants that require the Company to maintain certain leverage and fixed charge ratios and a minimum net worth. On February 13, 2007, as a result of amending the Facility, in part to allow for the paydown of the Senior Subordinated Notes in its entirety, certain restrictive and financial covenants were also modified.

Securitization Facility

On August 28, 2006, the Company completed a $250 receivables purchase agreement, which is subject to annual renewal, bears interest at a margin over the commercial paper rate and is accounted for as a borrowing. Under this agreement, substantially all of the Company's Outdoor Solutions and Consumer Solutions accounts receivable are sold to a special purpose entity, Jarden Receivables, LLC ("JRLLC"), which is a wholly-owned consolidated subsidiary of the Company. JRLLC funds these purchases with borrowings under a loan agreement, secured by the accounts receivable. There is no recourse to the Company for the unpaid portion of any loans under this loan agreement. The securitization facility is reflected as a short-term borrowing on the Company's balance sheet because the term of the loan agreement, subject to annual renewals, runs until August, 2008. The facility is drawn upon and repaid as needed to fund general corporate purposes. In contemplation of this securitization transaction, the Company executed an amendment to its Senior Credit Facility, dated August 23, 2006, which permitted the securitization facility, among other things.

In connection with the Acquisition, additional subsidiaries of the Company under the Branded Consumables segment, as well as K2 began to sell their respective receivables to JRLLC. As of December 31, 2007 the Company's securitization facility was fully utilized with outstanding borrowings totaling $250 including the $185 borrowed in connection with the Acquisition. The Company is required to pay commitment fees of 0.25% per annum on any unused balance of the $250 securitization facility.

Non-U.S. Borrowings

As of December 31, 2007 and 2006, non-U.S. borrowings consisted of the Foreign Senior Debt of $33.9 and $51.4, respectively; and amounts borrowed under various foreign credit lines and facilities totaling $34.1 and $6.8, respectively. Certain of these foreign credit lines are secured by certain non-U.S. subsidiaries' inventory and/or accounts receivable. At December 31, 2007, the aggregate amount available under these foreign lines of credit totaled approximately $59.

Dividend Restrictions

The Facility and the Foreign Senior Debt contain a covenant which restricts the Company and its subsidiaries from making certain "restricted payments" (any dividend or other distribution, whether in cash, securities or other property, with respect to any stock or stock equivalents of the Company or any subsidiary), except that:

- the Company may declare and make dividend payments or other distributions payable in common stock;
- the Company may repurchase shares of its own stock (provided certain financial and other conditions are met); and
- the Company may make restricted payments during any fiscal year not otherwise permitted, provided that certain applicable thresholds are met.

Debt Covenants

The Company was not in default of any of its debt covenants as of December 31, 2007.

Each of the Facility, the Foreign Senior Debt and the Indenture contain cross-default provisions pursuant to which a default in respect to certain of the Company's other indebtedness could trigger a default by the Company under the Facility, the Foreign Senior Debt and the Indenture. If the Company defaults under the covenants (including the cross- default provisions) the Company's lenders could foreclose on their security interest in the Company's assets, which may have a material adverse effect on the Company's consolidated results of operations, financial condition or cash flows.

The Company's obligations under the Facility and the Senior Notes are guaranteed, on a joint and several basis, by certain of its domestic subsidiaries, all of which are directly or indirectly 100% owned by the Company (See Note 19). The obligations under the Foreign Senior Debt are guaranteed by the Company and certain of its foreign subsidiaries which are directly or indirectly 100% owned by the Company.

The Company's debt maturities, including capital leases, securitization facility and other short-term debt for the five years following December 31, 2007 and thereafter are as follows (in millions):

Years Ending December 31,	Amount
2008	$ 297.8
2009	23.3
2010	18.7
2011	1,238.9
2012	516.8
Thereafter	656.9
Total principal payments	2,752.4
Net discount and other	(5.1)
Total	$2,747.3

Unless otherwise stated, at December 31, 2007 and 2006, the carrying value of debt approximates its fair value.

At December 31, 2007 and 2006, unamortized deferred debt issue costs were $32.8 and $22.1, respectively. These costs are included in "Other assets" on the Consolidated Balance Sheets and are being amortized over the respective terms of the underlying debt.

10. Derivative Financial Instruments

The fair value and notional amounts of derivative financial instruments at December 31, 2007 and 2006, are presented below (in millions):

	Notional Amount	Fair Value Asset (Liability)	Weighed Average Maturity (years)
December 31, 2007			
Cash flow hedges:			
Interest rate swaps	$925.0	$(16.0)	1.6
Forward foreign exchange rate contracts	265.0	(4.9)	0.6
Fair value hedges:			
Cross-currency swaps	27.9	(6.0)	4.1
Derivatives not designated as effective hedges:			
Interest rate swaps	100.0	(0.5)	1.2
Forward foreign exchange rate contracts	21.6	(0.7)	0.3

	Notional Amount	Fair Value Asset (Liability)	Weighed Average Maturity (years)
December 31, 2006			
Cash flow hedges:			
Interest rate swaps	$725.0	$(1.1)	2.0
Forward foreign exchange rate contracts	177.7	0.7	0.5
Fair value hedges:			
Interest rate swaps	105.0	(4.1)	5.3
Cross-currency swaps	41.8	(0.7)	5.1

The Company actively manages its fixed and floating rate debt mix using interest rate swaps. The Company will enter into fixed and floating rate swaps to alter its exposure to the impact of changing interest rates on its consolidated results of operations and future cash outflows for interest. Floating rate swaps are used to convert the fixed rates of long-term debt into short-term variable rates to take advantage of current market conditions. Fixed rate swaps are used to reduce the Company's risk of increasing interest costs. Interest rate swap contracts are therefore used by the Company to separate interest rate risk management from the debt funding decision.

At December 31, 2007, the interest rate on approximately 65% of the Company's debt was fixed by either the nature of the obligation or through interest rate swap contracts.

The Company's derivative activities do not create additional risk because gains and losses on derivative contracts offset gains and losses on the liabilities and transactions being hedged. As derivative contracts are initiated, the Company designates the instruments individually as either a fair value hedge or a cash flow hedge. Management reviews the correlation and effectiveness of its derivatives on a periodic basis.

The Company is exposed to credit loss in the event of non-performance by the counterparties to its existing hedges, all of which are highly rated institutions; however, the Company does not anticipate non-performance by such counterparties.

Fair Value Hedges

The cross-currency swap exchange the variable interest rate bases of the U.S. dollar balance (3-month U.S. LIBOR plus a spread of 175 basis points) and the equivalent Canadian dollar balance (3-month CAD BA plus a spread of 192 basis points). This swap instrument is designated as a fair value hedge of certain U.S. dollar-based debt of a Canadian subsidiary. The fair market value of this cross-currency interest rate swap is included as a long-term asset or liability in the Consolidated Balance Sheet, with a corresponding offset to long-term debt.

Cash Flow Hedges

As a result of the Pure Fishing acquisition, the Company became a counterparty to an additional $100 notional amount in swap agreements that exchange variable interest rates (LIBOR) for fixed rates of interest over the term of the agreements. At December 31, 2007, the weighted average fixed rate of interest of these swaps was 3.95%. These swaps are not designated as effective hedges. Fair market value gains or losses are included in the results of operations.

Aside from the contracts acquired in connection with the Pure Fishing acquisition, at December 31, 2007, the Company had $925 of notional amount outstanding in swap agreements that exchange variable interest rates (LIBOR) for fixed interest rates over the terms of the agreements. The Company has designated these swaps as cash flow hedges of the interest rate risk attributable to forecasted variable interest payments. At December 31, 2007, the weighted average fixed rate of interest on these swaps was 5.0%. The effective portion of the after tax fair value gains or losses on these swaps is included as a component of accumulated other comprehensive income. There was no ineffectiveness recognized at December 31, 2007 or 2006.

At December 31, 2007, unamortized deferred gains resulting from the termination of certain cash flow was approximately $11.8. These deferred gains are being amortized over the remaining life of the terminated swaps as a credit to interest expense. Approximately $5.2 of these deferred gains are expected to be amortized to interest expense for the year ending December 31, 2008.

The interest rate differential received or paid on both the cash flow and fair value hedges is recognized as an adjustment to interest expense.

Forward Foreign Currency Contracts

The Company uses forward foreign currency contracts ("foreign currency contacts") to mitigate the foreign currency exchange rate exposure on the cash flows related to forecasted inventory purchases and sales. The derivatives used to hedge these forecasted transactions that meet the criteria for hedge accounting are accounted for as cash flow hedges. The effective portion of the gains or losses on these derivatives is deferred as a component of accumulated other comprehensive income and are recognized in earnings at the same time that the hedged item affects earnings and are included in the same caption in the statement of operations as the underlying hedged item. At December 31, 2007, the Company had approximately $265 notional amount of foreign currency contracts outstanding that are designated as cash flow hedges of forecasted inventory purchases and sales. For 2007, 2006 and 2005, deferred net (losses) / gains of ($3.6), ($1.1) and $0.3, respectively, were reclassified from accumulated other comprehensive income and recognized in earnings. As of December 31, 2007, the deferred net losses of $8.6 within accumulated other comprehensive income are primarily expected to be reclassified to earnings during 2008.

At December 31, 2007, the Company had outstanding approximately $12.1 notional amount of foreign currency contracts that were acquired in connection with the acquisitions of K2 and Pure Fishing. These foreign currency contracts, which are not designated as effective hedges, have maturity dates through 2008. Fair market value gains or losses are included in the results of operations. The fair market value of these foreign currency contracts was a liability of $0.7 at December 31, 2007. Additionally, the Company is a counterparty to $9.5 million notional amount of foreign currency contracts that are not designated as effective hedges. These contracts all mature in 2008. At December 31, 2007, the fair value of these contracts was not significant.

11. Commitments and Contingencies

Operating Leases

The Company conducts its operations in various leased facilities under leases that are classified as operating leases for financial statement purposes. Certain leases provide for payment of real estate taxes, common area maintenance, insurance and certain other expenses. Lease terms may have escalating rent provisions and rent holidays which are expensed on a straight line basis over the term of the lease, and expire at various dates through 2021. Also, certain equipment used in Company operations is leased under operating leases. Operating lease commitments at December 31, 2007 are as follows (in millions):

Years Ended December 31,	Amount
2008	$55.2
2009	41.3
2010	34.2
2011	27.0
2012	21.5
2013 and thereafter	88.6
Total	$267.8

The fixed operating lease commitments detailed above assume that the Company continues the leases through their initial lease terms. Rent expense, including equipment rentals, was $72, $53.2 and $41.3 for 2007, 2006 and 2005, respectively.

Contingencies

The Company is involved in various legal disputes and other legal proceedings that arise from time to time in the ordinary course of business. In addition, the Company or certain of its subsidiaries have been identified by the United States Environmental Protection Agency ("EPA") or a state environmental agency as a Potentially Responsible Party ("PRP") pursuant to the federal Superfund Act and/or state Superfund laws comparable to the federal law at various sites. Based on currently available information, the Company does not believe that the disposition of any of the legal or environmental disputes the Company or its subsidiaries is currently involved in will have a material adverse effect upon the Company's financial condition, results of operations or cash flows. It is possible, that as additional information becomes available, the impact on the Company of an adverse determination could have a different effect.

Environmental

The Company's operations are subject to certain federal, state, local and foreign environmental laws and regulations in addition to laws and regulations regarding labeling and packaging of products and the sales of products containing certain environmentally sensitive materials.

In addition to ongoing environmental compliance at its operations, the Company also is actively engaged in environmental remediation activities, the majority of which relate to divested operations and sites. The Company or various of its subsidiaries have been identified by the EPA or a state environmental agency as a PRP pursuant to the federal Superfund Act and/or state Superfund laws comparable to the federal law at various sites (collectively, the "Environmental Sites"). The Company has established reserves to cover the anticipated probable costs of investigation and remediation, based upon periodic reviews of all sites for which they have, or may have, remediation responsibility. The Company accrues environmental investigation and remediation costs when it is probable that a liability has been incurred, the amount of the liability can be reasonably estimated and their responsibility for the liability is established. Generally, the timing of these accruals coincides with the earlier of formal commitment to an investigation plan, completion of a feasibility study or a commitment to a formal plan of action. The Company accrues its best estimate of investigation and remediation costs based upon facts known at such dates and because of the inherent difficulties in estimating the ultimate amount of environmental costs, which are further described below, these estimates may materially change in the future as a result of the uncertainties described below. Estimated costs, which are based upon experience with similar sites and technical evaluations, are judgmental in nature and are recorded at discounted amounts without considering the impact of inflation and are adjusted periodically to reflect changes in applicable laws or regulations, changes in available technologies and receipt by the Company of new information. It is difficult to estimate the ultimate level of future environmental expenditures due to a number of uncertainties surrounding environmental liabilities. These uncertainties include the applicability of laws and regulations, changes in environmental remediation requirements, the enactment of additional regulations, uncertainties surrounding remediation procedures including the development of new technology, the identification of new sites for which the Company and various of its subsidiaries could be a PRP, information relating to the exact nature and extent of the contamination at each Environmental Site and the extent of required cleanup efforts, the uncertainties with respect to the ultimate outcome of issues which may be actively contested and the varying costs of alternative remediation strategies.

Due to the uncertainty described above, the Company's ultimate future liability with respect to sites at which remediation has not been completed may vary from the amounts reserved as of December 31, 2007.

The Company believes that the costs of completing environmental remediation of all sites for which the Company has a remediation responsibility have been adequately reserved and that the ultimate resolution of these matters will not have a material adverse effect upon the Company's consolidated financial position, results of operations or cash flows.

Litigation

The Company and/or its subsidiaries are involved in various lawsuits arising from time to time that the Company considers ordinary routine litigation incidental to its business. Amounts accrued for litigation matters represent the anticipated costs (damages and/or settlement amounts) in connection with pending litigation and claims and related anticipated legal fees for defending such actions. The costs are accrued when it is both probable that a liability has been incurred and the amount can be reasonably estimated. The accruals are based upon the Company's assessment, after consultation with counsel (if deemed appropriate), of probable loss based on the facts and circumstances of each case, the legal issues involved, the nature of the claim made, the nature of the damages sought and any relevant information about the plaintiffs and other significant factors that vary by case. When it is not possible to estimate a specific expected cost to be incurred, the Company evaluates the range of probable loss and records the minimum end of the range. The Company believes that anticipated probable costs of litigation matters have been adequately reserved to the extent determinable. Based on current information, the Company believes that the ultimate conclusion of the various pending litigation of the Company, in the aggregate, will not have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

Product Liability

As a consumer goods manufacturer and distributor, the Company and/or its subsidiaries face the risk of product liability and related lawsuits involving claims for substantial money damages, product recall actions and higher than anticipated rates of warranty returns or other returns of goods.

The Company and/or its subsidiaries are therefore party to various personal injury and property damage lawsuits relating to their products and incidental to its business. Annually, the Company sets its product liability insurance program which is an occurrence-based program based on the Company and its subsidiaries' current and historical claims experience and the availability and cost of insurance. The Company's product liability insurance program generally includes a self-insurance retention per occurrence.

Cumulative amounts estimated to be payable by the Company with respect to pending and potential claims for all years in which the Company is liable under its self-insurance retention have been accrued as liabilities. Such accrued liabilities are based on estimates (which include actuarial determinations made by an independent actuarial consultant as to liability exposure, taking into account prior experience, number of claims and other relevant factors); thus, the Company's ultimate liability may exceed or be less than the amounts accrued. The methods of making such estimates and establishing the resulting liability are reviewed on a regular basis and any adjustments resulting therefrom are reflected in current operating results.

Based on current information, the Company believes that the ultimate conclusion of the various pending product liability claims and lawsuits of the Company, in the aggregate, will not have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

Securities and Related Litigation

In January and February 2006, purported class action lawsuits were filed in the Federal District Court for the Southern District of New York against the Company and certain Company officers alleging violations of the federal securities laws. The actions were filed on behalf of purchasers of the Company's common stock during the period from June 29, 2005 (the date the Company announced the signing of the agreement to acquire Holmes) through January 11, 2006.

The complaints, which are substantially similar to one another, allege, among other things, that the plaintiffs were injured by reason of certain allegedly false and misleading statements made by the Company relating to the expected benefits of the THG Acquisition. Joint lead plaintiffs were appointed on June 9, 2006. No class has been certified in the actions.

The lead plaintiffs filed an amended consolidated complaint on August 25, 2006 naming the Company, Consumer Solutions and certain officers of the Company as defendants (collectively "Defendants") and containing substantially the same allegations as in the initial complaints. On October 20, 2006, Defendants filed a motion to dismiss the consolidated amended complaint. On May 31, 2007, the Court issued an opinion denying Defendants' motion to dismiss. On July 3, 2007, Defendants filed a Motion for Reconsideration of the order denying Defendants' motion to dismiss. On September 5, 2007, the court granted Defendants' motion for reconsideration, but reaffirmed its May 31, 2007 denial of Defendants' motion to dismiss. Defendants answered the amended consolidated complaint on July 10, 2007. On September 10, 2007, Plaintiffs moved for class certification. That motion has been fully briefed and the Court held oral argument on January 11, 2008. The Court has not yet issued a decision.

In February 2006, a derivative complaint was filed against certain Company officers and the Board of Directors of the Company in the United States District Court for the Southern District of New York. The Company is named as a nominal defendant. The complaint alleges, among other things, that the individual defendants violated their fiduciary duties by failing to disclose material information and/or by misleading the investing public about the Company's business and financial condition relating to the THG Acquisition. The complaint seeks damages and other monetary relief against the individual defendants. The Company and the individual defendants filed a motion to dismiss the complaint on June 15, 2006. That motion has been fully briefed, but the Court has not yet issued a decision.

These actions are in the early stages of litigation and an outcome cannot be predicted. Management does not believe that the outcome of this litigation will have a material adverse effect on the consolidated financial position, results of operations or cash flows of the Company. The Company intends to defend itself vigorously in these actions.

Sale of K2 Inc. to Jarden Corporation

City of Roseville Employees' Retirement System v. K2 Inc., et al.

This case was filed on May 4, 2007 by a shareholder of K2 on behalf of itself and a putative class of shareholders against K2 and the members of its Board of Directors seeking to enjoin the merger transaction (the "Merger") between K2 and a wholly owned subsidiary of the Company on the purported grounds that the members of the Board of Directors of K2 allegedly breached fiduciary duties to the K2 shareholders in connection with the negotiation and structure of the Merger as well as the disclosures made by K2 to shareholders in its proxy. On July 30, 2007, K2 announced that it and the City of Roseville Employees' Retirement System agreed to a settlement in principle of the pending litigation pursuant to which K2 made certain disclosures regarding the transaction in its proxy materials sent to shareholders and reports filed with the SEC and amended the merger agreement to reduce from $27.5 million to$24 million the termination fee that would have been payable by K2 to the Company under certain circumstances in the event that the merger agreement had been terminated. The settlement includes full releases of all the defendants as well as the Company. The settlement was approved preliminarily by the California Superior Court on February 8, 2008 and a hearing on final approval is scheduled for April 9, 2008. A companion case brought by Steamfitters Local 449 Pension & Retirement Security Funds has been dismissed.

Other

In connection with the sale of its Anthony Pools Division, K2 received certain distributions in 1997 and 1998 from a corporation in which it held a minority interest. On March 30, 2007, K2 received a notice of liability from the Internal Revenue Service asserting transferee liability for federal income taxes of this corporation totaling $16.5 million. K2 has contested the notice of liability by filing a petition in United States Tax Court and intends to defend itself, by among other things, seeking contribution from other shareholders of this corporation. At this time, K2 is continuing to gather information related to this matter.

12. Taxes on Income

The components of the provision for income taxes attributable to continuing operations were as follows (in millions):

	Years Ended December 31,		
	2007	2006	2005
Current income tax expense:			
U.S. federal	$ 5.6	$ 3.4	$10.0
Foreign	49.2	34.0	22.6
State and local	1.1	2.6	1.9
Total	55.9	40.0	34.5
Deferred income tax expense (benefit):			
U.S. federal	(11.2)	37.2	(1.2)
State, local and other, net of federal tax benefit	(2.9)	5.0	(0.2)
Foreign	(3.3)	(0.2)	1.9
Total	(17.4)	42.0	0.5
Total income tax provision	$ 38.5	$82.0	$35.0

The difference between the federal statutory income tax rate and the Company's reported income tax rate as a percentage of income from continuing operations is reconciled as follows:

	Years Ended December 31,		
	2007	2006	2005
Federal statutory tax rate	35.0%	35.0%	35.0%
Increase (decrease) in rates resulting from:			
State and local taxes, net	(4.6)	1.7	0.9
Foreign rate differences	(6.8)	(1.4)	(3.0)
Internal restructuring of domestic legal entities	—	7.2	—
Non-deductible compensation	6.6	1.0	1.6
Foreign earnings not permanently reinvested	18.0	—	—
IRS audit settlements	7.0	—	—
Other	2.5	0.1	2.0
Reported income tax rate	57.7%	43.6%	36.5%

Foreign pre-tax income was approximately $144, $109, and $77 for 2007, 2006, and 2005, respectively.

Deferred tax (liabilities) assets are comprised of the following (in millions):

	As of December 31,	
	2007	2006
Property and equipment	$ —	$ (3.2)
Intangibles	(374.6)	(207.1)
Goodwill	(78.2)	(68.9)
Financial reporting amount of a subsidiary in excess of tax basis	(72.5)	(72.5)
Foreign earnings not permanently reinvested	(9.6)	—
Other	(18.0)	(3.3)
Gross deferred tax liabilities	(552.9)	(355.0)
Net operating loss	138.9	89.4
Accounts receivable allowances	16.7	7.2
Inventory valuation	36.0	23.2
Pension and postretirement	24.3	31.3
Stock-based compensation	14.5	14.1
Other compensation and benefits	13.2	5.4
Operating reserves	95.1	78.1
Property and equipment	11.1	—
Other	44.1	24.0
Gross deferred tax assets	393.9	272.7
Valuation allowance	(35.7)	(28.8)
Net deferred tax liability	$(194.7)	$(111.1)

In 2006, the Company internally reorganized its Consumer Solutions segment, which resulted in a $13.6 tax charge.

The Company continually reviews the adequacy of the valuation allowance. A valuation allowance is recorded if, based on the weight of available evidence, it is more likely than not that a deferred tax asset will not be realized. This assessment is based on an evaluation of the level of historical taxable income and projections for future taxable income. During 2007, the Company's valuation allowance increased by $6.9 principally due to pre-acquisition operating losses for which a valuation allowance is required. The portion of the valuation allowance for which subsequently recognized tax benefits will be allocated to reduce goodwill or non-current intangible assets is $32.6.

At December 31, 2007, the Company had net operating losses ("NOLs") of approximately $1.2 billion for domestic tax purposes. Of this amount, $1.05 billion were acquired through acquisitions, of which approximately $849 are not reflected on the financial statements. Additionally, $1.05 billion of these domestic NOLs are subject to varying limitations on their use under Section 382 of the Internal Revenue Code.

The Company has also accumulated or acquired through acquisition approximately $106 of foreign NOLs. Of the total foreign NOLs, approximately $7 will expire in years ending December 31, 2008 through 2010. Of the remaining foreign NOLs, approximately $6 will expire in years subsequent to 2010, and approximately $93 have an unlimited life.

The Internal Revenue Service ("IRS") audit of the Company's federal income tax returns for its fiscal years ended December 31, 2003 and 2004 was closed in the fourth quarter of 2007. Adjustments have been fully recorded in the Company's tax contingency account. Additionally, IRS audits of two of the Company's acquired subsidiaries for tax years prior to the Company's acquisition of those subsidiaries, were also closed in 2007 with no resulting adjustments by the IRS. The IRS is currently examining two of the Company's subsidiaries for periods prior to their acquisition by the Company. The years being audited for pre-acquisition periods include fiscal tax years ended December 31, 2004 and January 24, 2005 for one subsidiary, and tax years ending December 31, 2001 through December 31, 2004 for the other subsidiary. The Company and/or its subsidiaries are also subject to state and foreign income tax audits. The Company believes that adequate amounts have been reserved for any adjustments that may ultimately result from these examinations.

On October 22, 2004, the American Jobs Creation Act of 2004 ("Act") was signed into law. The Act created a special one-time dividends received deduction on the repatriation of certain foreign earnings to a United States taxpayer, provided certain criteria are met. The Act provides for a special 85% dividends received deduction of certain foreign earnings that are repatriated (as defined in the Act) prior to December 31, 2005. In December of 2005, the Company distributed cash from its foreign subsidiaries and reported an extraordinary dividend of approximately $114. The total effect on income tax expense in 2005 for amounts repatriated under the Act is approximately $1. In addition, the tax effect of such repatriation increased goodwill by approximately $5.6.

Generally, the Company's intends to indefinitely reinvest undistributed earnings of certain of its foreign subsidiaries outside the United States. As a result the Company has not provided for U.S. income taxes on undistributed foreign earnings of approximately $523 at December 31, 2007. The Company intends to permanently reinvest these earnings in the future growth of its foreign businesses under the guidance provided in APB Opinion No. 23, *"Accounting for Income Taxes—Special Areas"*. Determination of the amount of unrecognized deferred U.S. income liability is not practicable because of the complexities associated with its hypothetical calculation. In 2007, the Company recorded a $9.7 deferred tax charge related to profits that were deemed not to be permanently reinvested outside of the United States.

Effective January 1, 2007, the Company adopted the provisions of FIN 48. As a result, the Company now applies a more-likely-than-not recognition threshold for all tax uncertainties. The Company measures and recognizes a benefit for tax positions that meet the more-likely-than-not recognition threshold. For tax uncertainties that have a greater than 50% likelihood of being sustained upon examination, the benefit is measured based upon the likely amount to be realized upon ultimate settlement. As a result of the adoption of FIN 48 the Company recognized a $0.6 decrease in retained earnings as of January 1, 2007.

The following table sets forth the details and the activity related to unrecognized tax benefit of and for the year ended December 31, 2007 (in millions):

	2007
Unrecognized tax benefits, January 1,	$68.0
Increases (decreases from):	
Acquisitions	28.9
Tax positions taken during the current period	2.4
Tax positions taken during a prior period	5.8
Settlements with taxing authorities	(9.5)
Other	1.1
Unrecognized tax benefits, December 31,	$96.7

The Company's gross unrecognized tax benefit at the date of adoption of FIN 48 is approximately $68. This will differ from the amount which would affect the reported tax rate due to the impact of purchase accounting. The amount of gross unrecognized tax benefits at adoption that, if recognized, would affect the reported tax rate are approximately $22, and the amount of gross unrecognized tax benefits at adoption as a result of purchase accounting are approximately $46. The amount of gross unrecognized tax benefits recorded at the date of acquisition of K2 and Pure Fishing were approximately $26 and $3, respectively. During 2007, the Company paid federal income tax of approximately $7 and interest of approximately $3 attributable to a recently agreed upon IRS audit related to the pre-acquisition period of an acquired business. At December 31, 2007, the amount of gross unrecognized tax benefits that, if recognized, would affect the reported tax rate are approximately $31 and the amount of gross unrecognized tax benefits as a result of purchase accounting is approximately $66. The Company is indemnified for approximately $24 of the gross unrecognized tax benefit from the sellers of acquired companies.

The Company conducts business globally and, as a result, the Company or its subsidiaries file income tax returns in the U.S. federal jurisdiction and various state, local, and foreign jurisdictions. In the normal course of business, the Company or its subsidiaries are subject to examination by tax authorities throughout the world, including such major jurisdictions as Canada, France, Germany, Hong Kong, Japan, Mexico, Venezuela, and the United States. The Company is currently under examination for the income tax filings in various state and foreign jurisdictions.

At December 31, 2007, the Company believes it has no tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits may significantly change within twelve months with the exception of the following:

- Potential settlement by a subsidiary in a foreign jurisdiction for issues arising under audit of the years beginning April 1, 1999 through March 31, 2002. Settlement of these issues raised under audit was estimated to be $7.9, all of which has been recorded in the unrecognized tax benefit pursuant to FIN 48.
- The settlement of issues arising from IRS audits for the 2003 and 2004 tax years at an amount estimated to be $4.5, all of which has been recorded in the unrecognized tax benefit pursuant to FIN 48.

The Company classifies all interest and penalties on uncertain tax positions as income tax expense, which is consistent with the classification in prior years. As of December 31, 2007, the liability for tax-related interest was $8.2. Additionally, the 2007 provision for income taxes includes $2 of tax-related interest.

13. Stockholders' Equity and Share-Based Awards

The Company maintains the Amended and Restated 2003 Stock Incentive Plan, as amended (the "2003 Plan"), which allows for grants of stock options, restricted stock and short-term cash awards. There were approximately 1.3 million shares available for grant under the 2003 Plan at December 31, 2007.

Stock Options

Prior to 2003, the Company granted stock options to key employees and non-employee directors under the 2001 Stock Option Plan, the 1998 Long-Term Equity Incentive Plan, the 1993 Stock Option Plan and the 1993 and 1996 Stock Option Plans for Non-employee Directors. There are no remaining shares available for grant under any of these plans as of December 31, 2007.

A summary of the Company's stock option activity in 2007, 2006 and 2005 is as follows (shares in thousands):

	2007		2006		2005	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding, beginning of year	4,101.2	$17.38	4,695.5	$16.92	4,101.3	$11.52
Granted	—	—	100.0	33.37	1,241.8	30.88
Exercised	(457.4)	18.39	(447.1)	9.94	(434.7)	33.03
Cancelled	(212.6)	23.41	(247.2)	28.54	(212.9)	14.52
Options outstanding, end of year	3,431.2	$16.88	4,101.2	$17.38	4,695.5	$16.92
Options exercisable, end of year	2,484.4	$12.07	2,694.1	$12.74	2,022.1	$ 9.70

Significant option grants outstanding at December 31, 2007 and related weighted average price and life information is as follows (shares in thousands):

	Options outstanding			Options exercisable	
Exercise Price	Number outstanding	Weighted average exercise price	Weighted average remaining life (years)	Number exercisable	Weighted average exercise price
$ 2.43 – $ 8.19	116.9	$ 5.24	4.13	116.9	$ 5.24
$ 8.60 – $13.14	1,891.9	9.34	4.67	1,891.9	9.34
$14.30 – $21.40	180.5	18.87	6.09	180.5	18.87
$21.90 – $28.57	345.9	28.11	5.33	295.1	28.11
$29.46 – $37.99	896.0	31.16	4.44	—	—
	3,431.2	$16.88		2,484.4	$12.07

The Company does not use cash to settle any of its options or restricted share awards and when available issues shares from its treasury stock instead of issuing new shares. The total intrinsic value of options exercised for 2007, 2006 and 2005, based upon the average market price during the period, was approximately $9.9, $10.5, and $7.6, respectively.

The weighted average assumptions used to determine the fair value of options granted is as follows:

	2007	2006	2005
Expected volatility	— %	36%	30%
Risk-free interest rates	— %	3.5%	4.0%
Expected life (in years)	—	5.0	6.7

Restricted Shares of Common Stock

The Company issues restricted share awards whose restrictions lapse upon either the passage of time (service vesting), achieving performance targets, attaining Company common stock price thresholds, or some combination of these restrictions. For those restricted share awards with common stock price thresholds, the fair values were determined using a Monte Carlo simulation embedded in a lattice model. The fair value for all other restricted share awards were based on the closing price of the Company's common stock on the dates of grant.

A summary of the Company's restricted share activity for 2007, 2006 and 2005 is as follows (shares in thousands):

	Shares	Weighted average fair value
Outstanding as of December 31, 2004	104.1	$24.54
Granted	2,996.0	32.57
Released	(1,118.3)	32.92
Cancelled	(53.2)	30.31
Outstanding as of December 31, 2005	1,928.6	$32.00
Granted	1,207.4	28.56
Released	(173.8)	30.63
Cancelled	(162.1)	31.98
Outstanding as of December 31, 2006	2,800.1	$30.60
Granted	2,057.7	34.94
Released	(2,470.6)	31.05
Cancelled	(338.5)	31.84
Outstanding as of December 31, 2007	2,048.7	$33.98

For those restricted awards with common stock price thresholds, the weighted average grant date fair values of these awards were $37.34, $21.91 and $32.4 for the years ended December 31, 2007, 2006 and 2005, respectively, based on the following assumptions:

	2007	2006	2005
Expected volatility	36.4%	36.3%	41.8%
Risk-free interest rates	4.6%	3.5%	3.7%
Derived service periods (in years)	0.6	1.5	0.9

For all other restricted share awards the weighted average grant date fair values $33.47, $29.29 and $46.28 for the years ended December 31, 2007, 2006 and 2005, respectively.

During 2007, the Company has granted a total of approximately 2.1 million restricted awards. As part of these awards, in May 2007, the Company's board of directors approved the granting of an aggregate of 0.4 million restricted shares of the Company's common stock to certain executive officers of the Company. The grant date fair value of these restricted share awards was $39.93 per share with an aggregate fair value of $14.6 for the grant and a vesting stock price of $48.70 per share. In November 2007, the Company accelerated the vesting of these and other restricted share awards for certain employees who in exchange forfeited the right to certain termination benefits. Additionally, the affected employees are restricted from selling a portion of the shares through 2012, subject to certain exceptions. As a result, the Company recorded a charge of $22.8 and the number common shares outstanding increased by approximately 0.8 million shares. The other restricted awards granted by the Company during 2007 vest primarily by achieving certain performance measures or common stock price thresholds in addition to rendering explicit service requirements. Approximately 0.4 million awards were granted with common stock thresholds and the weighted average grant date fair value was $35.06 per share with an aggregate fair value of $14.5. Approximately 1.3 million awards were granted with performance measures and the weighted average grant date fair value of these awards was $33.47 per share with an aggregate fair value of $42.8.

During 2006, the majority of the restricted shares granted were primarily performance based awards which vest upon achievement of certain internal performance measures and fulfillment of the explicit service periods. Additionally, there were 119,667 restricted shares granted which vest on the date certain Jarden common stock prices targets are achieved and explicit service periods are rendered.

A total of 2.2 million of the restricted shares issued in 2005 were awarded to certain executive officers (the "Executive Award") of the Company pursuant to the 2003 Plan. For the year ended December 31, 2005, the Company recognized $54.2 of non-cash compensation related to the entire Executive Award although half of the award was released from restriction. On November 1, 2005, the restrictions over the first of two tranches of the Executive Award lapsed. In conjunction with such lapsing and in accordance with the terms of the 2003 Plan, the holders returned a total of 460,317 shares to the Company (at an average price of $34.50 per share) in exchange for the Company's payment of the withholding taxes, calculated consistent with existing minimum withholding requirements, due upon lapsing. Under SFAS 123r, the derived service period for the second tranche of the Executive Award was six months from the date of grant; therefore, there is no unearned compensation cost related to the Executive Award. As of December 31, 2005, although the full amount of compensation expense for the Executive Award was recognized in selling, general and administrative costs within the Consolidated Statements of Income, the restrictions over the second tranche still have not yet lapsed and these shares vest on the date on which certain Jarden common stock price targets are achieved in accordance with the terms of the related agreements.

As of December 31, 2007, there was approximately $34 of unrecognized compensation cost related to non-vested share-based awards. Those costs are expected to be recognized through 2011 over a weighted-average period of approximately 13 months.

Stockholders' Equity

In November 2007, the Company's Board of Directors authorized a new stock repurchase program that would allow the Company to repurchase up to $100 of its common stock. In 2007, the Company repurchased approximately 1.1 million shares of its common stock under this plan at an average share price of $26.58 per share.

In August 2007, in connection with the Acquisition, the Company issued approximately 5.3 million shares of common stock (see Note 3).

The common stock warrant (the "Warrant") issued in connection with the Pure Fishing acquisition (see Note 3) grants the holder the right to at any time after the one year from the date of issue to purchase approximately 2.2 million shares of Jarden common stock at an initial purchase price of $45.32 per share (subject to adjustment as provided therein). The Warrant, which has an initial fair value of approximately $13, must be exercised in full and expires on March 31, 2012. The Company has the option to require the holder to exercise the Warrant if at any time after one year from the date of issuance the closing price of Jarden's common stock exceeds $50.99 (subject to equitable adjustment for certain transactions) for a period of three consecutive trading days. If the holder of the Note, also issued in connection with the Pure Fishing acquisition (see Note 3) causes Jarden to redeem the Note, then the threshold price for the right of mandatory exercise of the Warrant will be reduced from the aforementioned $50.99 per share to $45.32 per share.

In November 2006, the Company completed an equity offering which included four million newly issued shares of common stock that resulted in net proceeds to the Company of approximately $139. The proceeds were used to pay down outstanding loans under its senior credit facility and securitization borrowings.

As discussed in Note 3, the Company issued approximately 6.15 million shares of common stock to partially fund the purchase price of the THG Acquisition. Furthermore, in connection with the AHI Acquisition, the Company issued $350 of equity securities pursuant to a purchase agreement ("Equity Purchase Agreement"). The securities issued were as follows:

- 1.1 million shares of the Company's common stock ("Common Stock") for approximately $21.4 at a price of $20 per share;
- 128,571 shares or $128.6 of a new class of the Company's preferred stock, Series B Convertible Participating Preferred Stock ("Series B Preferred Stock") with a paid-in-kind dividend rate of 3.5% per

annum; these securities were fully converted into common stock in the third quarter of 2005 (see discussion below);

- 200,000 shares or $200 of a new class of the Company's preferred stock, Series C Mandatory Convertible Participating Preferred Stock ("Series C Preferred Stock") with a paid-in-kind dividend rate of 3.5% per annum; these securities were fully converted into common stock and Series B Preferred Stock in the second quarter of 2005 (see discussion below).

In accordance with the Equity Purchase Agreement and a related Assignment and Joinder Agreement, approximately $300 of the Company's equity securities were issued to Warburg Pincus Private Equity VIII, LP and its affiliates and approximately $50 were issued to Catterton Partners V, LP and its affiliates, both private equity investors (collectively "Private Equity Investors"). The cash raised in connection with the Equity Purchase Agreement was used to fund a portion of the cash purchase price of AHI.

A beneficial conversion charge of $16.5 was recorded upon the issuance of the Series B Preferred Stock and Common Stock issued on January 24, 2005 and an additional beneficial conversion charge of $22.4 was recorded upon the conversion of the Series C Preferred Stock into Series B Preferred Stock and Common Stock (see discussion below). Such charges reflect the difference between the respective conversion prices of the Series B Preferred Stock and C Preferred Stock and the closing market price of the Company's common stock on September 17, 2004, the last business day before the execution of the transaction documents ("Execution Date"). However, the terms of the preferred and common stock issuances to the Private Equity Investors were negotiated during the two months leading up to the Execution Date when the average market price of the Company's common stock was, in fact, less than the conversion price.

On June 9, 2005, following requisite stockholder approval, all outstanding shares of Series C Preferred Stock were converted into approximately 175,000 shares of Series B Preferred Stock and approximately 1.5 million shares of Company's common stock.

On August 14, 2005, the Company converted all outstanding shares of Series B Preferred Stock and accrued paid-in kind dividends thereon into 14.5 million shares of Company common stock, in accordance with the terms of the Company's Certificate of Designations of Powers, Preferences and Rights of the Series B Preferred Stock.

In connection with a 2005 share repurchase program approved by the board of directors, during 2005, the Company had repurchased 558,900 shares in the open market and through a privately negotiated transaction for an average price per share of $34.55. Additionally, the Company received approximately 460,000 shares (at an average price of $34.50 per share) in return for payment of the statutory minimum of withholding taxes relating to lapsing of certain shares of the Executive Award.

14. Earnings Per Share Calculation

A computation of earnings per share is as follows (in millions, except per share data):

	Years Ended December 31,		
	2007	2006	2005
Net income, as reported	$28.1	$106.0	$ 60.7
Paid-in-kind dividends on Series B and C preferred stock	—	—	(9.7)
Charges from beneficial conversions of Series B and Series C preferred stock	—	—	(38.9)
Income allocable to common stockholders	$28.1	$106.0	$ 12.1
Weighted average shares outstanding	71.9	65.4	52.9
Additional shares assuming conversion of stock options and restricted stock	1.4	1.1	1.8
Weighted average shares outstanding assuming conversion	73.3	66.5	54.7
Earnings per share:			
Basic	$0.39	$ 1.62	$ 0.23
Diluted	$0.38	$ 1.59	$ 0.22

Stock options and warrants to purchase approximately 3.1 million, 0.1 million and 0.1 million shares of the Company's common stock at December 31, 2007, 2006 and 2005 had exercise prices that exceeded the average market price of the Company's common stock for the three months ended December 31, 2007, 2006 and 2005, respectively. As such, these share-based awards did not affect the computation of diluted earnings per share. Additionally, 0.5 million shares of common stock related to the Company's convertible debt have been excluded from the computation of diluted earnings per share as the effect would be antidilutive.

15. Employee Benefit Plans

The Company maintains defined benefit pension plans for certain of its employees and provides certain postretirement medical and life insurance benefits for a portion of its employees. At December 31, 2007, substantially all the domestic pension and postretirement plans are frozen to new entrants and to future benefit accruals.

The pension and postretirement obligations are measured as of September 30 and December 31 for 2007. The pension and postretirement obligations are measured as of September 30 for 2006 and 2005. The pension and postretirement obligations for 2007 measured at December 31 are the obligations resulting from the acquisitions of K2 and Pure Fishing. For the plans measured as of December 31, the aggregate benefit obligation and plan assets at December 31, 2007 are $89.1 and $74.8, respectively. Benefit obligations are calculated using generally accepted actuarial methods. Actuarial gains and losses are amortized using the corridor method over the average remaining service life of its active employees.

The following table discloses the effect on the Consolidated Balance Sheet of adopting the provisions of SFAS 158 at December 31, 2006.

	Before Application of SFAS 158	Adjustments	After Application of SFAS 158
Accrued pension cost	$ (65.6)	$(1.0)	$ (66.6)
Accrued postretirement benefit cost	(27.7)	8.1	(19.6)
Minimum pension liability	(6.5)	6.5	—
Deferred income taxes, net	(105.2)	(5.9)	(111.1)
Accumulated other comprehensive income	(18.8)	(7.7)	(26.5)

Net Periodic Expense

The components of net periodic pension and postretirement benefit expense for 2007, 2006 and 2005 are as follows (in millions):

	Pension Benefits								
	2007			2006			2005		
	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign	Total
Service cost	$ 0.4	$ 0.8	$ 1.2	$ 0.7	$ 0.7	$ 1.4	$ 1.4	$ 0.6	$ 2.0
Interest cost	15.9	1.2	17.1	13.9	0.6	14.5	12.7	0.6	13.3
Expected return on plan assets	(14.7)	(0.8)	(15.5)	(12.5)	(0.4)	(12.9)	(11.6)	(0.3)	(11.9)
Amortization:									
Prior service cost	0.1	—	0.1	0.1	—	0.1	0.1	—	0.1
Net actuarial loss	0.2	—	0.2	0.3	0.1	0.4	0.2	—	0.2
Net periodic cost	1.9	1.2	3.1	2.5	1.0	3.5	2.8	0.9	3.7
Curtailments	0.9	—	0.9	0.1	(0.2)	(0.1)	—	—	—
Total expense	$ 2.8	$ 1.2	$ 4.0	$ 2.6	$ 0.8	$ 3.4	$ 2.8	$ 0.9	$ 3.7
Assumptions									
Weighted average assumption used to calculate net periodic cost:									
Discount rate	5.88%	4.95%	5.80%	5.43%	4.51%	5.39%	5.54%	4.89%	5.50%
Expected return on plan assets	8.11%	5.94%	8.0%	8.24%	6.43%	8.18%	8.07%	6.62%	8.03%
Rate of compensation increase	—	3.8%	3.8%	—	3.52%	3.52%	3.57%	3.50%	3.57%

	Postretirement Benefits		
	2007	2006	2005
Service cost	$ 0.4	$ 0.5	$ 0.5
Interest cost	1.2	1.4	1.4
Amortization:			
Prior service benefit	(0.3)	(0.3)	—
Net actuarial (gain)/loss	(0.4)	0.1	—
Net periodic cost	0.9	1.7	1.9
Curtailments	—	(1.7)	—
Total expense	$ 0.9	$ —	$ 1.9
Assumptions			
Weighted average assumption used to calculate net periodic cost:			
Discount rate	5.85%	5.50%	5.65%
Rate of compensation increase	3.0%	—	—

The amount of accumulated other comprehensive income expected to be recognized in net periodic benefit cost for the year ending December 31, 2008 is as follows:

	Pension Benefits			
	Domestic	Foreign	Total	Postretirement
Prior service cost (benefit)	$—	$—	$—	$0.8
Net actuarial loss (gain)	—	—	—	0.5
	$—	$—	$—	$1.3

Funded Status

The following provides a reconciliation of the benefit obligation, plan assets and the funded status of the pension and postretirement plans as of December 31, 2007 and 2006 (in millions):

	Pension Benefits						Postretirement Benefits	
	2007			2006			2007	2006
	Domestic	Foreign	Total	Domestic	Foreign	Total		
Change in benefit obligation:								
Benefit obligation at beginning of year	$254.3	$ 14.7	$269.0	$267.8	$14.2	$282.0	$ 19.9	$ 29.3
Acquisition	67.9	21.4	89.3	—	—	—	2.0	—
Service cost	0.4	0.8	1.2	0.7	0.7	1.4	0.4	0.5
Interest cost	15.9	1.2	17.1	13.9	0.6	14.5	1.2	1.4
Curtailments and settlements	(2.4)	(0.2)	(2.6)	(3.9)	(0.2)	(4.1)	—	0.1
Amendments	0.2	—	0.2	—	—	—	(2.0)	(5.1)
Actuarial loss (gain)	(8.9)	(1.2)	(10.1)	(6.4)	(0.1)	(6.5)	(2.2)	(5.3)
Participant contributions	—	—	—	—	—	—	0.7	0.7
Benefits paid	(19.8)	(1.2)	(21.0)	(17.8)	(1.1)	(18.9)	(1.5)	(1.7)
Foreign currency translation and other	—	1.9	1.9	—	0.6	0.6	0.2	—
Benefit obligation at end of year(1)	307.6	37.4	345.0	254.3	14.7	269.0	18.7	19.9
Change in plan assets:								
Fair value of plan assets at beginning of year	194.0	6.6	200.6	194.4	6.2	200.6	—	—
Acquisition	59.6	13.6	73.2	—	—	—	—	—
Actual return on plan assets	19.8	1.2	21.0	13.9	0.5	14.4	—	—
Company contributions	8.5	1.8	10.3	5.3	0.9	6.2	0.8	1.0
Curtailments and settlements	(2.4)	(0.2)	(2.6)	(1.8)	—	(1.8)	—	—
Participant contributions	—	—	—	—	—	—	0.7	0.7
Benefits paid	(19.8)	(1.2)	(21.0)	(17.8)	(1.1)	(18.9)	(1.5)	(1.7)
Foreign currency translation and other	—	1.0	1.0	—	0.1	0.1	—	—
Fair value of plan assets at end of year	259.7	22.8	282.5	194.0	6.6	200.6	—	—
Reconciliation of funded status:								
Funded status	(47.9)	(14.6)	(62.5)	(60.3)	(8.1)	(68.4)	(18.7)	(19.9)
Fourth quarter activity:								
Curtailments and settlements	(0.3)	—	(0.3)	—	—	—	—	—
Contributions	1.5	0.2	1.7	1.4	0.4	1.8	0.1	0.3
Net (liability) recognized in the consolidated balance sheet	$ (46.7)	$(14.4)	$ (61.1)	$ (58.9)	$ (7.7)	$ (66.6)	$(18.6)	$ (19.6)

Assumptions

	Domestic 2007	Foreign 2007	Total 2007	Domestic 2006	Foreign 2006	Total 2006	Postretirement 2007	Postretirement 2006
Weighted average assumption used to calculate benefit obligation:								
Discount rate	6.21%	5.37%	6.12%	5.82%	4.71%	5.76%	6.25%	5.85%
Rate of compensation increase	—	4.07%	4.07%	—	3.32%	3.32%	3.00%	—
Healthcare cost trend rate:								
Current:								
Pre-Age 65	—	—	—	—	—	—	8.00%	8.75%
Post-Age 65	—	—	—	—	—	—	9.01%	10.07%
Ultimate	—	—	—	—	—	—	5.00%	5.00%

(1) The accumulated benefit obligation for all defined benefit pension plans was $342.7 and $267.2 at December 31, 2007 and 2006, respectively.

Amounts recognized in the Company's Consolidated Balance Sheets consist of (in millions):

	Pension Benefits		Postretirement Benefits	
	2007	2006	2007	2006
Other Assets	$ 0.9	$ —	$ —	$ —
Accrued benefit cost	(62.0)	(66.6)	(18.6)	(19.6)
Net amount recognized	$ 61.1	$(66.6)	$(18.6)	$(19.6)

Summary of under-funded or non-funded pension benefit plans with projected benefit obligation in excess of plan assets as of December 31, 2007 and 2006 (in millions):

	Pension Benefits	
	2007	2006
Projected benefit obligation	$337.8	$267.1
Fair value of plan assets	274.5	198.6

Summary of pension plans with accumulated benefit obligations in excess of plan assets (in millions):

	Pension Benefits	
	2007	2006
Accumulated benefit obligation	$335.7	$265.0
Fair value of plan assets	274.5	198.3

The return on plan assets reflects the weighted-average of the long-term rates of return for the broad categories of investments held in the Company's defined benefit pension plans. The expected long-term rate of return is adjusted when there are fundamental changes in expected returns on the Company's defined benefit pension plan's investments.

The Company's investment strategy for its defined benefit pension plans is to maximize the long-term rate of return on plans assets within an acceptable level of risk in order to minimize the cost of providing pension benefits. The Company's target asset allocation for 2007 and 2006 is as follows: equities—55%-65%; bonds—25%-40% and cash and money funds—0%-20%.

The allocation percentage of plan assets follows:

	2007	2006
Asset allocation:		
Equity securities and funds	56.8%	55.7%
Debt securities and funds	31.6	22.5
Other	11.6	21.8
Total	100.0%	100.0%

Domestic Contributions

In 2008, the Company expects to make cash contributions of approximately $30.1 and $1.3 to its domestic pension and postretirement plans, respectively. These contributions are for both funded and unfunded plans and are net of participant contributions.

Foreign Contributions

The Company funds its pension plans in amounts consistent with applicable laws and regulations and expects to make cash contributions of approximately $2.8 in 2008.

Information about the expected benefit payments for the Company's pension and postretirement plans are as follows (in millions):

Years ended December 31,	Pension Plans	Postretirement Plans
2008	$ 40.1	$ 1.3
2009	23.4	1.3
2010	23.4	1.3
2011	23.4	1.3
2012	24.0	1.3
2013-2015	121.7	7.2
Total	$256.0	$13.7

The current healthcare cost trend rate gradually declines through 2012 to the ultimate trend rate and remains level thereafter. A one percentage point change in assumed healthcare cost trend rates would have the following effects (in millions):

	1% Increase	1% Decrease
Total postretirement service and interest cost components	$0.1	$(0.1)
Postretirement benefit obligation	0.8	(0.7)

The Company sponsors defined contribution savings plans for substantially all of its U.S. employees. Under provisions for this plan, employees may contribute a percentage of eligible compensation on both a before-tax basis and after-tax basis. The Company matches a percentage of a participating employee's before-tax contributions. For 2007, 2006 and 2005 the defined contribution savings plan expense was $8.3, $6.9 and $5.7, respectively.

16. Reorganization and Acquisition-Related Integration Costs

For 2007, 2006 and 2005, the Company recorded the following reorganization and acquisition-related integration costs (in millions):

	Employee Terminations	Other Charges	Impairment	Total
2007				
Branded Consumables	$ 2.4	$ 8.0	$ 4.3	$14.7
Consumer Solutions	4.2	12.8	—	17.0
Outdoor Solutions	2.1	6.5	1.1	9.7
Process Solutions	0.5	0.1	2.2	2.8
Corporate	1.7	3.2	0.5	5.4
	$10.9	$30.6	$ 8.1	$49.6

	Employee Terminations	Other Charges	Impairment	Total
2006				
Branded Consumables	$ 0.8	$ 3.7	$ 3.3	$ 7.8
Consumer Solutions	10.6	16.0	—	26.6
Outdoor Solutions	2.8	0.1	—	2.9
Corporate	—	(0.5)	—	(0.5)
	$14.2	$19.3	$ 3.3	$36.8

	Employee Terminations	Other Charges	Impairment	Total
2005				
Branded Consumables	$ 1.2	$ 0.8	$ 1.3	$ 3.3
Consumer Solutions	13.7	6.5	—	20.2
Outdoor Solutions	—	2.9	—	2.9
Corporate	1.2	1.5	—	2.7
	$16.1	$11.7	$ 1.3	$29.1

Capitalized Reorganization and Acquisition- Related Integration Costs

In connection with the Acquisition, management approved and initiated plans to restructure the operations of K2. These plans were contemplated at the time of acquisition and include in part, the elimination of certain duplicative functions and vacating redundant facilities in order to reduce the combined cost structure of the Company. The capitalized costs incurred during 2007 primarily relate to workforce reductions associated with the elimination of duplicative functions and other exit costs resulting from the Acquisition. These costs ($5.2) were recognized as a liability assumed in the Acquisition and are included in the allocation of the cost to acquire K2 (see Note 3) and are accrued within the Outdoor Solution segment.

Branded Consumables Segment Reorganization

In 2007, the Company initiated a plan to consolidate certain non-manufacturing processes across the segment platform. This plan includes headcount reduction and facility consolidation. During 2005, the Company began implementing a strategic plan to reorganize its Branded Consumables segment and thereby facilitate long-term cost savings and improve management and reporting capabilities. Specific cost savings initiatives include the utilization of certain shared distribution and warehousing services and information systems platforms and outsourcing the manufacturing of certain kitchen products. Employee termination charges in 2007, 2006 and

2005 primarily relate to these plans and substantially all employees under this plan have been terminated as of December 31, 2007. For 2007, other charges primarily consist of facility closing costs ($1.8) and other costs for professional fees and employee relocation, primarily related to the consolidation of certain non-manufacturing processes across the segment platform ($6.2). For 2006, other charges primarily consisted of inventory moving costs ($1.6).

Impairment costs for 2007 relate to the exit of the casino chip business, which resulted in a goodwill impairment charge ($2.9) and the write off of certain other assets related to this business ($1.4).

Consumer Solutions Segment Reorganization

As part of the acquisition of American Household, Inc. (the "AHI Acquisition") and The Holmes Group, Inc. (the "THG Acquisition") in 2005, it was determined that, due to similarities between the combined Consumer Solutions customer base, distribution channels and operations, significant cost savings could be achieved by integrating certain functions of these businesses, such as distribution and warehousing, information technology and certain administrative functions. In order to leverage a shared infrastructure, the Company initiated certain reorganization plans during 2005. Employee termination charges in 2007, 2006 and 2005 relate to this plan and substantially all employees under this plan have been terminated as of December 31, 2007.

For 2007, other charges primarily consist of lease termination costs ($8.0) and professional fees, employee relocation and other charges ($4.8). For 2006, other charges primarily consist of facility closing costs, ($4.2), retention bonuses ($4.3), professional fees ($4.8), travel expenses ($1.7) and of relocation costs ($0.6). For 2005, other charges consist of plant closing costs, professional fees, administrative costs and other charges related to the integration of operations ($6.5).

As of December 31, 2007, $1.3 of severance and other employee benefit-related costs and $12.0 of other costs remain accrued for these initiatives, which is primarily remaining lease obligations.

Outdoor Solutions Segment Reorganization

During 2007, the Company initiated a plan to integrate certain businesses acquired from K2 and Pure Fishing. This plan includes in part, facility closings and headcount reductions. During 2006 and 2005, the Company implemented various strategic initiatives in the Outdoor Solutions segment. These initiatives included both rationalizing and outsourcing certain European manufacturing facilities and the reorganization of the domestic sales force. Employee termination charges 2007, 2006 and 2005 relate to the implementation of these initiatives. At December 31, 2007, the Company expects to reduce headcount by an additional 170 employees under these plans.

For 2007, other charges include non-capitalizable costs including professional fees ($1.8), contract termination fees ($0.8) and relocation and move costs ($2.2) and other costs ($1.8) related to the integration of K2 and Pure Fishing. For 2005, other charges are primarily comprised of costs ($2.0) relating to travel, relocation, retention and other related costs of key management and other personnel.

As of December 31, 2007, $4.1 of severance and other employee benefit-related costs and $4.1 of other costs remain accrued for these initiatives.

Process Solutions Segment Reorganization

The impairment charge in 2007 primarily relate to the write down of long-lived assets used in the production process for certain unprofitable product-lines that were exited during 2007.

Corporate Reorganization and Acquisition-Related Integration Costs

For 2007, the severance and other employee benefit-related benefits costs ($1.7) and other charges ($3.2), principally professional fees, are primarily due to the integration of certain corporate functions related to the Acquisition.

As part of the AHI Acquisition, during 2005 it was determined the two entities would be combined and certain redundant functions would be eliminated. Further, certain functions and responsibilities would be transitioned to the Company's offices in Florida, while other functions would transition to the Company's New York headquarters. During 2006, the Company recorded charges of $0.7 consisting primarily of retention and travel expenses directly associated with the reorganization. The initiative was completed during the second quarter of 2006 and resulted in the termination of 21 employees, all of which were terminated during 2006.

During 2006, the Company reversed a $2.4 lease restructuring liability which was initially recorded in the Corporate segment for unutilized office space. Due to the Consumer Solutions plan to integrate certain functions within its businesses and the related relocation of employees, the Company determined that this space will now be utilized. During 2006, the Company also recorded $1.2 of other costs, primarily related to the professional fees directly attributable to acquisition and integration activities.

The following table sets forth the details and the activity related to reorganization and acquisition-related integration costs as of and for the years ended December 31, 2007 and 2006 (in millions):

	Accrual Balance at December 31, 2006	Capitalized Reorganization and acquisition Related costs, net	Reorganization and Acquisition Related Costs, net	Cash Payments and Reductions	Non-cash Reductions	Foreign Currency Translations	Accrual Balance at December 31, 2007
2007							
Severance and other employee related(1)	$11.5	$3.4	$10.9	$(14.3)	$—	$ 0.1	$11.6
Other costs	3.4	1.8	30.6	(20.9)	—	—	14.9
	$14.9	$ 5.2	$41.5	$(35.2)	$—	$ 0.1	$26.5
Impairment			8.1				
Total			$49.6				

	Accrual Balance at December 31, 2005	Capitalized Reorganization and acquisition Related costs, net	Reorganization and Acquisition Related Costs, net	Cash Payments and Reductions	Non-cash Reductions	Foreign Currency Translations	Accrual Balance at December 31, 2006
2006							
Severance and other employee related	$15.9	$—	$14.2	$(19.0)	$—	$ 0.4	$11.5
Other costs	1.6	—	21.7	(19.8)	—	(0.1)	3.4
	$17.5	$—	$35.9	$(38.8)	$—	$ 0.3	$14.9
Impairment			3.3				
Reversal purchase accounting liability			(2.4)				
Total			$36.8				

(1) Total headcount underlying these costs is approximately 1,150. At December 31, 2007, approximately 190 employees have not been terminated under the plans.

17. Segment Information

The Company reports four business segments: Outdoor Solutions, Consumer Solutions, Branded Consumables and Process Solutions. The Company's sales are principally within the United States. The Company's international operations are mainly based in Canada, China, Europe, Japan and Latin America.

In the Outdoor Solutions segment, the Company manufactures or sources, markets and distributes consumer active lifestyle products worldwide for use outside the home or away from the home under well-known brand names. The Company sells products for camping, backpacking, tailgating, outdoor cooking and other outdoor active lifestyle activities under the Campingaz® and Coleman® brand names. The Company sells personal flotation devices, water sports products and all-terrain vehicle equipment under brand names such as Stearns®, Sevylor®, Sospenders®, Hodgman®, and Mad Dog Gear®. The Company sells fishing equipment, under brand names such as Abu Garcia®, All Star®, Berkley®, Fenwick®, Gulp!®, JRC™, Mitchell®, Penn®, Pflueger®, Sevenstrand®, Shakespeare®, Spiderwire®, Stren®, Trilene®, Ugly Stik® and Xtools®. Baseball, softball, football, basketball and lacrosse products are sold under brand names such as deBeer®, Gait by deBeer®, Miken®, Rawlings® and Worth®. Alpine and nordic skiing, snowboarding, snowshoeing and in-line skating products are sold under brand names such as Atlas™, K2®, Line®, Little Bear®, Madshus®, Marker®, Morrow®, Ride®, Tubbs®, Völkl® and 5150 Snowboards®. The Company also sells high performance technical outdoor apparel and equipment under brand names such as Adio®, Ex Officio®, Marmot® and Planet Earth®.

In the Consumer Solutions segment, the Company manufactures or sources, markets and distributes and licenses rights to an array of innovative consumer products that are designed to improve consumers' lives by enhancing sleep, health, personal care, cooking and other daily necessities with leading products such as coffeemakers, bedding, home vacuum packaging machines, heating pads, slow cookers, air cleaning products, fans and heaters and personal and animal grooming products, as well as related consumable products. The Company sells kitchen products under the well-known Crock-Pot®, FoodSaver®, Mr. Coffee®, Oster®, Rival®, Seal-a-Meal®, Sunbeam® and VillaWare® brand names. Personal care and grooming products are sold under the Health o meter®, Oster® and Sunbeam® brand names. The Company's portable air cleaning products are sold under the Bionaire® brand name, and its fans and heaters are sold under the Holmes® and Patton® brand names.

In the Branded Consumables segment, the Company manufactures or sources, markets and distributes a broad line of branded consumer products, many of which are affordable, consumable and fundamental household staples including arts and crafts paint brushes, children's card games, clothespins, collectible tins, firelogs and firestarters, home safety equipment, home canning jars, jar closures, kitchen matches, other craft items, plastic cutlery, playing cards and accessories, rope, cord and twine, storage and workshop accessories, toothpicks and other accessories. This segment markets our products under the Aviator®, Ball®, Bee®, Bernardin®, Bicycle®, BRK®, Crawford®, Diamond®, Dicon®, First Alert®, Forster®, Hoyle®, KEM®, Kerr®, Lehigh®, Leslie-Locke®, Loew-Cornell® and Pine Mountain® brand names, among others.

The Process Solutions segment consists primarily of our plastic business, which manufactures, markets and distributes a wide variety of plastic products, including jar closures, contact lens packaging, monofilament, plastic cutlery, refrigerator door liners, medical disposables and rigid packaging, and our zinc strip business, which is the largest producer of zinc strip and fabricated zinc products in North America, manufacturing a broad array of original equipment manufacturer ("OEM") such as coinage blanks for the U.S. Mint, Royal Canadian Mint, and international markets. Our monofilament business, which produces nylon and polyester monofilament line used in various products, including woven mats used by paper producers and weed trimmer cutting line, as well as fiberglass radio antennas for marine, citizen band and military applications, is also reported within this Process Solutions segment.

Net sales, operating earnings, depreciation and amortization, and assets employed in operations by segment are summarized as follows (in millions):

	Branded Consumables	Consumer Solutions	Outdoor Solutions	Process Solutions	Intercompany Eliminations	Total Operating Segments	Corporate/ Unallocated	Consolidated
Year ended December 31, 2007								
Net sales	$ 806.2	$1,869.2	$1,698.6	$353.6	$(67.5)	$4,660.1	$ —	$4,660.1
Segment earnings (loss)	100.4	271.1	210.1	35.0	—	616.6	(51.1)	565.5
Adjustments to reconcile to reported operating earnings (loss):								
Fair value adjustment to inventory	—	—	(115.8)	(3.1)	—	(118.9)	—	(118.9)
Reorganization costs	(14.7)	(17.0)	(9.7)	(2.8)	—	(44.2)	(5.4)	(49.6)
Other integration-related costs	(0.9)	(1.1)	(1.4)	(1.2)	—	(4.6)	—	(4.6)
Stock-based compensation	—	—	—	—	—	—	(64.0)	(64.0)
Depreciation and amortization	(18.1)	(26.9)	(39.4)	(10.3)	—	(94.7)	(1.7)	(96.4)
Operating earnings (loss)	$ 66.7	$ 226.1	$ 43.8	$ 17.6	$ —	$ 354.2	$(122.2)	$ 232.0
Other segment data:								
Total assets	$1,044.9	$1,842.1	$2,759.8	$173.6	$ —	$5,820.4	$ 47.7	$5,868.1
Capital expenditures	13.1	21.9	30.5	10.6		76.1	5.1	81.2

	Branded Consumables	Consumer Solutions	Outdoor Solutions	Process Solutions	Intercompany Eliminations	Total Operating Segments	Corporate/ Unallocated	Consolidated
Year ended December 31, 2006								
Net sales	$ 812.0	$1,892.2	$ 901.0	$309.4	$(68.3)	$3,846.3	$ —	$3,846.3
Segment earnings (loss)	118.4	250.3	84.3	33.8	—	486.8	(44.8)	442.0
Adjustments to reconcile to reported operating earnings (loss):								
Fair value adjustment to inventory	(10.4)	—	—	—	—	(10.4)	—	(10.4)
Reorganization costs	(7.8)	(26.6)	(2.9)	—	—	(37.3)	0.5	(36.8)
Impairment/write-off of assets	—	—	(0.3)	—	—	(0.3)	—	(0.3)
Other integration-related costs	—	(3.4)	—	—	—	(3.4)	(1.1)	(4.5)
Stock-based compensation	—	—	—	—	—	—	(23.0)	(23.0)
Depreciation and amortization	(13.1)	(25.5)	(17.0)	(9.4)	—	(65.0)	(1.4)	(66.4)
Operating earnings (loss)	$ 87.1	$ 194.8	$ 64.1	$ 24.4	$ —	$ 370.4	$ (69.8)	$ 300.6
Other segment data:								
Total assets	$1,083.3	$1,801.3	$ 730.5	$112.7	$ —	$3,727.8	$ 154.8	$3,882.6
Capital expenditures	8.4	21.5	25.7	12.8		68.4	0.4	68.8

	Branded Consumables	Consumer Solutions	Outdoor Solutions	Process Solutions	Intercompany Eliminations	Total Operating Segments	Corporate/ Unallocated	Consolidated
Year ended December 31, 2005								
Net sales	$685.0	$1,518.3	$820.7	$233.6	$(68.5)	$3,189.1	$ —	$3,189.1
Segment earnings (loss)	95.3	190.2	77.0	29.3	—	391.8	(31.8)	360.0
Adjustments to reconcile to reported operating earnings (loss):								
Fair value adjustment to inventory	(0.2)	(6.0)	—	—	—	(6.2)	(16.2)	(22.4)
Reorganization costs	(3.3)	(20.2)	(2.9)	—	—	(26.4)	(2.7)	(29.1)
Impairment/write-off of assets	—	(1.6)	(0.9)	—	—	(2.5)	—	(2.5)
Stock-based compensation	—	—	—	—	—	—	(62.4)	(62.4)
Depreciation and amortization	(10.6)	(20.0)	(17.3)	(9.3)	—	(57.2)	(0.4)	(57.6)
Operating earnings (loss)	$ 81.2	$ 142.4	$ 55.9	$ 20.0	$ —	$ 299.5	$(113.5)	$ 186.0
Other segment data:								
Total assets	$787.1	$1,748.2	$655.5	$ 74.3	$ —	$3,265.1	$ 259.5	$3,524.6

Geographic Information

	Domestic	International	Total
		(in millions)	
2007			
Net sales	$3,235.3	$1,424.8	$4,660.1
Long-lived assets(1)	2,944.6	303.7	3,248.3
2006			
Net sales	$2,898.5	$ 947.8	$3,846.3
Long-lived assets(1)	2,105.0	168.7	2,273.7
2005			
Net sales	2,416.5	772.6	3,189.1
Long-lived assets(1)	1,874.9	140.1	2,015.0

(1) Capital assets, goodwill and intangibles

18. Accumulated Other Comprehensive Income

The components of accumulated other comprehensive income (loss) at December 31, 2007 and 2006 are as follows:

	December 31, 2007	December 31, 2006
	(in millions)	
Foreign currency translation adjustment	$39.1	$12.5
Derivative financial instruments, net	(8.0)	10.1
Accrued benefit costs, net	16.4	3.9
Total accumulated other comprehensive income	$47.5	$26.5

19. Condensed Consolidating Financial Statements

The Company's Senior Notes (see Note 9) are fully guaranteed, jointly and severally, by certain of the Company's domestic subsidiaries ("Guarantor Subsidiaries"). The Company's non-United States subsidiaries and those domestic subsidiaries who are not guarantors ("Non-Guarantor Subsidiaries") are not guaranteeing these Senior Notes. Presented below are the condensed consolidating financial statements of the Company ("Parent"), the Guarantor Subsidiaries and the Non-Guarantor Subsidiaries on a consolidated basis as of and for the years ended December 31, 2007, 2006 and 2005.

Condensed Consolidating Statements of Income (in millions)

	Year Ended December 31, 2007				
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$ —	$3,209.6	$1,614.5	$(164.0)	$4,660.1
Costs and expenses	106.5	3,038.2	1,447.4	(164.0)	4,428.1
Operating (loss) earnings	(106.5)	171.4	167.1	—	232.0
Other expense, net	(24.7)	178.0	50.6	—	203.9
Equity in the income of subsidiaries	109.9	112.8	—	(222.7)	—
Net income	$ 28.1	$ 106.2	$ 116.5	$(222.7)	$ 28.1

	Year Ended December 31, 2006				
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$ —	$2,918.4	$1,114.7	$(186.8)	$3,846.3
Costs and expenses	64.4	2,656.8	1,011.3	(186.8)	3,545.7
Operating (loss) earnings	(64.4)	261.6	103.4	—	300.6
Other expense, net	41.5	112.6	40.5	—	194.6
Equity in the income of subsidiaries	211.9	63.7	—	(275.6)	—
Net income	$ 106.0	$ 212.7	$ 62.9	$(275.6)	$ 106.0

	Year Ended December 31, 2005				
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$ —	$2,668.9	$ 942.8	$(422.6)	$3,189.1
Costs and expenses	113.4	2,438.8	873.5	(422.6)	3,003.1
Operating (loss) earnings	(113.4)	230.1	69.3	—	186.0
Other expense, net	79.0	21.9	24.4	—	125.3
Equity in the income of subsidiaries	253.1	48.2	—	(301.3)	—
Net income	$ 60.7	$ 256.4	$ 44.9	$(301.3)	$ 60.7

Condensed Consolidating Balance Sheets (in millions):

	As of December 31, 2007				
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets					
Current assets	$ 67.3	$1,012.7	$1,470.9	$ (0.7)	$2,550.2
Investment in subsidiaries	4,268.9	819.4	—	(5,088.3)	—
Non-current assets	97.5	3,530.0	255.2	(564.8)	3,317.9
Total assets	$4,433.7	$5,362.1	$1,726.1	$(5,653.8)	$5,868.1
Liabilities and stockholders' equity					
Current liabilities	$ 89.6	$ 606.7	$ 584.1	—	$1,280.4
Non-current liabilities	2,805.5	513.4	295.7	(565.5)	3,049.1
Stockholders' equity	1,538.6	4,242.0	846.3	(5,088.3)	1,538.6
Total liabilities and stockholders' equity	$4,433.7	$5,362.1	$1,726.1	$(5,653.8)	$5,868.1

	As of December 31, 2006				
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets					
Current assets	$ 140.6	$ 725.7	$ 698.2	$ (0.8)	$1,563.7
Investment in subsidiaries	2,900.0	369.9	—	(3,269.9)	—
Non-current assets	99.9	2,565.4	130.6	(477.0)	2,318.9
Total assets	$3,140.5	$3,661.0	$ 828.8	$(3,747.7)	$3,882.6
Liabilities and stockholders' equity					
Current liabilities	$ 78.0	$ 439.4	$ 206.7	$ —	$ 724.1
Non-current liabilities	1,805.1	341.8	232.0	(477.8)	1,901.1
Stockholders' equity	1,257.4	2,879.8	390.1	(3,269.9)	1,257.4
Total liabilities and stockholders' equity	$3,140.5	$3,661.0	$ 828.8	$(3,747.7)	$3,882.6

Condensed Consolidating Statements of Cash Flows (in millions):

	Year Ended December 31, 2007				
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net cash provided by (used in) operating activities, net	$ (157.7)	$ 386.1	$ 76.4	$—	$ 304.8
Financing activities:					
Net change in short-term debt	(29.3)	—	245.5	—	216.2
(Payments on) proceeds from intercompany transactions	526.5	(322.5)	(204.0)	—	—
Proceeds from issuance of long-term debt	1,350.0	—	—	—	1,350.0
Payments on long-term debt	(770.1)	—	(23.1)	—	(793.2)
Issuance (repurchase) of common stock, net	(56.2)	—	—	—	(56.2)
Other	(36.2)	—	—	—	(36.2)
Net cash provided by (used in) financing activities	984.7	(322.5)	18.4	—	680.6
Investing activities:					
Additions to property, plant and equipment	(5.1)	(53.3)	(22.8)	—	(81.2)
Acquisition of business, net of cash acquired	(909.5)	—	—	—	(909.5)
Other	21.1	—	(3.0)	—	18.1
Net cash provided by (used in) investing activities	(893.5)	(53.3)	(25.8)	—	(972.6)
Effect of exchange rate changes on cash	—	—	5.1	—	5.1
Net increase (decrease) in cash and cash equivalents	(66.5)	10.3	74.1	—	17.9
Cash and cash equivalents at beginning of year	125.8	0.4	76.4	—	202.6
Cash and cash equivalents at end of year	$ 59.3	$ 10.7	$ 150.5	$—	$ 220.5

	Year Ended December 31, 2006				
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net cash provided by (used in) operating activities, net	$ 171.8	$ 32.8	$ 31.4	$—	$ 236.0
Financing activities:					
Net change in short-term debt	—	—	(6.6)	—	(6.6)
(Payments on) proceeds from intercompany transactions	(50.0)	37.4	12.6	—	—
Payments on long-term debt	(80.0)	(1.3)	(5.6)	—	(86.9)
Issuance (repurchase) of common stock, net	95.3	—	—	—	95.3
Other	3.3	(0.2)	(0.5)	—	2.6
Net cash provided by (used in) financing activities	(31.4)	35.9	(0.1)	—	4.4
Investing activities:					
Additions to property, plant and equipment	(0.4)	(53.6)	(14.8)	—	(68.8)
Acquisition of business, net of cash acquired	(198.7)	(11.1)	—	—	(209.8)
Other	—	1.0	0.1	—	1.1
Net cash provided by (used in) investing activities	(199.1)	(63.7)	(14.7)	—	(277.5)
Effect of exchange rate changes on cash	—	—	2.6	—	2.6
Net increase (decrease) in cash and cash equivalents	(58.7)	5.0	19.2	—	(34.5)
Cash and cash equivalents at beginning of year	184.5	(4.6)	57.2	—	237.1
Cash and cash equivalents at end of year	$ 125.8	$ 0.4	$ 76.4	$—	$ 202.6

	Year Ended December 31, 2005				
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net cash provided by (used in) operating activities, net	$ (146.8)	$ 298.4	$ 89.3	$—	$ 240.9
Financing activities:					
Net change in short-term debt	—	—	—	—	—
(Payments on) proceeds from intercompany transactions	349.5	(320.1)	(29.4)	—	—
Proceeds from issuance of long-term debt	1,310.8	—	56.0	—	1,366.8
Payments on long-term debt	(369.9)	—	—	—	(369.9)
Issuance (repurchase) of common stock, net	320.8	—	—	—	320.8
Other	15.6	(0.4)	(13.1)	—	2.1
Net cash provided by (used in) financing activities	1,626.8	(320.5)	13.5	—	1,319.8
Investing activities:					
Additions to property, plant and equipment	(0.9)	(45.7)	(11.9)	—	(58.5)
Acquisition of business, net of cash acquired	(1,311.1)	57.0	(35.5)	—	(1,289.6)
Other	—	7.0	—	—	7.0
Net cash provided by (used in) investing activities	(1,312.0)	18.3	(47.4)	—	(1,341.1)
Effect of exchange rate changes on cash	—	—	(3.2)	—	(3.2)
Net increase (decrease) in cash and cash equivalents	168.0	(3.8)	52.2	—	216.4
Cash and cash equivalents at beginning of year	16.5	(0.8)	5.0	—	20.7
Cash and cash equivalents at end of year	$ 184.5	$ (4.6)	$ 57.2	$—	$ 237.1

The amounts reflected as proceeds (payments) from (to) intercompany transactions represent cash flows originating from transactions conducted between guarantor subsidiaries, non-guarantor subsidiaries and parent in the normal course of business operations.

20. Quarterly Results of Operations (Unaudited)

Summarized quarterly results of operations for 2007 and 2006 were as follows (see Note 3 for a discussion of the Company's acquisitions that occurred during these periods):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
	(millions of dollars, except per share amounts)				
2007					
Net sales	$820.9	$1,050.1	$1,322.2	$1,466.9	$4,660.1
Gross profit	201.3	263.1	327.8	350.5	1,142.7
Net income as reported	1.4	16.7	21.2	(11.2)	28.1
Basic earnings per share(1)	0.02	0.24	0.29	(0.15)	0.39
Diluted earnings per share(1)	0.02	0.23	0.28	(0.15)	0.38
2006					
Net sales	$791.7	$ 962.0	$1,033.1	$1,059.5	$3,846.3
Gross profit	185.7	232.1	265.2	259.3	942.3
Net income as reported	5.7	13.3	51.3	35.7	106.0
Basic earnings per share(1)	0.09	0.21	0.79	0.53	1.62
Diluted earnings per share(1)	0.09	0.20	0.78	0.52	1.59

(1) Earnings per share calculations for each quarter are based on the weighted average number of shares outstanding for each period, and the sum of the quarterly amounts may not necessarily equal the annual earnings per share amounts.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

There have been no changes in or disagreements with accountants or financial disclosure matters during the periods covered by the Annual Report on Form 10-K.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

The Company's management carried out an evaluation, under the supervision and with the participation of the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act") as of December 31, 2007, pursuant to Exchange Act Rule 13a-15. Based upon that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective as of December 31, 2007.

Management's Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The Company's internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act of 2002, management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control-Integrated Framework* .

Based on our assessment and the above criteria, management concluded that the Company maintained effective internal control over financial reporting as of December 31, 2007

On August 8, 2007, the Company acquired all the outstanding shares K2, a publicly traded company. The Company has excluded K2's internal controls over financial reporting for fiscal year 2007 from its assessment of and conclusion on the effectiveness of its internal controls over financial reporting. K2 constituted approximately 27% of the Company's consolidated assets at December 31, 2007 and 14% of the Company's net sales for the year ended December 31, 2007.

On April 6, 2007, the Company completed the acquisition of Pure Fishing, a privately held company. The Company has excluded Pure Fishing's internal controls over financial reporting for fiscal year 2007 from its assessment of and conclusion on the effectiveness of its internal controls over financial reporting. Pure Fishing constituted approximately 10% of the Company's consolidated assets at December 31, 2007 and 5% of the Company's net sales for the year ended December 31, 2007.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2007 has been audited by the Company's independent auditor, Ernst & Young LLP, an independent registered public accounting firm and issued their audit report expressing an unqualified opinion on the Company's internal control over financial reporting, as stated in their report which is included elsewhere herein.

Changes in Internal Control Over Financial Reporting

During the fourth quarter ended December 31, 2007, there was no change in internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information

Not Applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Information regarding executive officers is included in Part I of this Form 10-K as permitted by General Instruction G(3).

Jarden Corporation has adopted a "Business Conduct and Ethics Policy" ("Code") for all its employees, including its principal executive officer, principal financial officer and principal accounting officer. The Code is available on the Company's Internet website at *http://www.jarden.com* , at the tab "Governance".

Other information required by Item 10, including information regarding directors, membership and function of the audit committee, including the financial expertise of its members, and Section 16(a) compliance, appearing under the captions "Election of Directors", "Information Regarding Board of Directors and Committees" and "Other Matters" of the Company's Proxy Statement for the 2008 Annual Meeting of Stockholders is incorporated herein by reference. The Company intends to file its Proxy Statement with the Commission not later than 120 days after December 31, 2007.

Item 11. Executive Compensation

The information required by Item 11 appearing under the captions "Compensation of Directors" and "Executive Compensation" of the Company's Proxy Statement for the 2008 Annual Meeting of Stockholders is incorporated herein by reference. The Company intends to file its Proxy Statement with the Commission not later than 120 days after December 31, 2007.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by Item 12 appearing under the captions "Security Ownership of Certain Beneficial Owners and Management" and "Executive Compensation—Equity Compensation Plan Information" of the Company's Proxy Statement for the 2008 Annual Meeting of Stockholders is incorporated herein by reference. The Company intends to file its Proxy Statement with the Commission not later than 120 days after December 31, 2007.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by Item 13 appearing under the captions "Information Regarding Board of Directors and Committees" and "Certain Relationships and Related Transactions" of the Company's Proxy Statement for the 2008 Annual Meeting of Stockholders is incorporated herein by reference. The Company intends to file its Proxy Statement with the Commission not later than 120 days after December 31, 2007.

Item 14. Principal Accountant Fees and Services

The information required by Item 14 appearing under the caption "Independent Registered Public Accounting Firm" of the Company's Proxy Statement for the 2008 Annual Meeting of Stockholders is incorporated by reference. The Company intends to file its Proxy Statement with the Commission not later than 120 days after December 31, 2007.

PART IV

Item 15. Exhibits, Financial Statement Schedules

The following documents are filed as part of this report:

(1) Financial Statements:

	Location In Form 10-K
Reports of independent registered public accounting firm	Item 8
Consolidated Statements of Income—Years ended December 31, 2007, 2006 and 2005	Item 8
Consolidated Balance Sheets—December 31, 2007 and 2006	Item 8
Consolidated Statements of Cash Flows—Years ended December 31, 2007, 2006 and 2005	Item 8
Consolidated Statements of Changes in Stockholders' Equity—Years ended December 31, 2007, 2006 and 2005	Item 8
Notes to Consolidated Financial Statements	Item 8

(2) Financial Statement Schedule:

See Schedule II of this Form 10-K.

(3) Exhibits:

Copies of exhibits incorporated by reference can be obtained from the Commission and are located in Commission File No. 001-13665.

Exhibit Number	Description of Exhibit
2.1	Securities Purchase Agreement, dated as of September 19, 2004, by and among American Household, Inc., Jarden Corporation, Morgan Stanley Senior Funding, Inc., Wachovia Bank National Association, Banc of America Strategic Solutions, Inc., Jerry W. Levin, 1st Trust & Co. FBO, Jerry W. Levin, Rollover, 1st Trust & Co. FBO, Jerry W. Levin, IRA SEP and Abby L. Levin Trust (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the Commission on September 23, 2004, and incorporated herein by reference).
2.2	Purchase Agreement, dated as of September 19, 2004, between Jarden Corporation and Warburg Pincus Private Equity VIII, L.P. (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K, filed with the Commission on September 23, 2004, and incorporated herein by reference).
2.3	Agreement and Plan of Merger dated as of June 28, 2005 by and among Jarden Corporation, JCS/THG, LLC, The Holmes Group, Inc., Berkshire Investors LLC, Berkshire Fund IV, Limited Partnership, Berkshire Fund V, Limited Partnership, Jordan A. Kahn, The Jordan A. Kahn Family Limited Partnership and the other parties on the signature pages thereto (filed as Exhibit 2.1 to the Company's Current Report on Form 8-K, filed with the Commission on July 5, 2005, and incorporated herein by reference).
2.4	Amendment No. 1, dated July 18, 2005, to the Agreement and Plan of Merger dated as of June 28, 2005 among Jarden Corporation, JCS/THG, LLC, The Holmes Group, Inc., Berkshire Investors LLC, Berkshire Fund IV, Limited Partnership, Berkshire Fund V, Limited Partnership, Jordan A. Kahn, The Jordan A. Kahn Family Limited Partnership and the other parties on the signature pages thereto (filed as Exhibit 2.2 to the Company's Current Report on Form 8-K, filed with the Commission on July 20, 2005, and incorporated herein by reference).

Exhibit Number	Description of Exhibit
2.5	Agreement and Plan of Merger dated as of April 24, 2007 by and among Jarden Corporation, K2 Merger Sub, Inc. and K2 Inc. (filed as Exhibit 2.1 to the Company's Current Report on Form 8-K, filed with the Commission on April 27, 2007, and incorporated herein by reference).
2.6	Amendment No. 1 to Agreement and Plan of Merger dated as of April 24, 2007 by and among Jarden Corporation, K2 Merger Sub, Inc. and K2 Inc. (filed as Exhibit 2.1 to the Company's Current Report on Form 8-K, filed with the Commission on August 1, 2007, and incorporated herein by reference).
3.1	Restated Certificate of Incorporation of the Company (filed as Exhibit 3.1 to the Company's Annual Report on Form 10-K, filed with the Commission on March 27, 2002, and incorporated herein by reference).
3.2	Certificate of Amendment of the Restated Certificate of Incorporation of the Company (filed as Exhibit 3.2 to the Company's Current Report on Form 8-K, filed with the Commission on June 4, 2002, and incorporated herein by reference).
3.3	Certificate of Amendment of the Restated Certificate of Incorporation of Jarden Corporation (filed as Exhibit 3.1 to the Company's Current Report on Form 8-K, filed with the Commission on June 15, 2005, and incorporated herein by reference).
3.4	Certificate of Designations, Preferences and Rights of Series B Convertible Participating Preferred Stock of Jarden Corporation and the Certificate of Correction thereto (filed as Exhibit 3.1 to the Company's Current Report on Form 8-K, filed with the Commission on January 27, 2005, and incorporated herein by reference).
3.5	Certificate of Designations, Preferences and Rights of Series C Mandatory Convertible Participating Preferred Stock of Jarden Corporation and the Certificate of Correction thereto (filed as Exhibit 3.2 to the Company's Current Report on Form 8-K, filed with the Commission on January 27, 2005, and incorporated herein by reference).
3.6	Certificate of Elimination of the Series C Mandatory Convertible Participating Preferred Stock of Jarden Corporation (filed as Exhibit 3.1 to the Company's Current Report on Form 8-K, filed with the Commission on July 20, 2005, and incorporated herein by reference).
3.7	Certificate of Elimination of the Series B Convertible Participating Preferred Stock of Jarden Corporation (filed as Exhibit 3.7 to the Company's Quarterly Report on Form 10-Q, filed with the Commission on November 9, 2005, and incorporated herein by reference).
3.8	Amended and Restated Bylaws of the Company (filed as Exhibit 3.1 to the Company's Current Report on Form 8-K, filed with the Commission on December 19, 2007, and incorporated herein by reference).
4.1	Base Indenture, dated February 13, 2007 (the "2007 Indenture"), between the Company and The Bank of New York, as Trustee (filed as Exhibit 4.1 to the Company's Current Report on Form 8-K, filed with the Commission on February 16, 2007 and incorporated herein by reference).
4.2	First Supplemental Indenture to the 2007 Indenture, dated February 13, 2007 among the Company, the guarantors party thereto and The Bank of New York, as Trustee (filed as Exhibit 4.2 to the Company's Current Report on Form 8-K, filed with the Commission on February 16, 2007 and incorporated herein by reference).
4.3	Second Supplemental Indenture to the 2007 Indenture, dated February 14, 2007 among the Company, the guarantors party thereto and The Bank of New York, as Trustee (filed as Exhibit 4.3 to the Company's Current Report on Form 8-K, filed with the Commission on February 16, 2007 and incorporated herein by reference).

Exhibit Number	Description of Exhibit
4.4	Third Supplemental Indenture to the 2007 Indenture, dated May 11, 2007 among the Company, the guarantors party thereto and The Bank of New York, as Trustee (filed as Exhibit 4.1 to the Company's Quarterly Report on Form 10-Q, filed with the Commission on July 31, 2007, and incorporated herein by reference).
4.5	Fourth Supplemental Indenture to the 2007 Indenture, dated July 6, 2007 among the Company, the guarantors party thereto and The Bank of New York, as Trustee (filed as Exhibit 4.1 to the Company's Quarterly Report on Form 10-Q, filed with the Commission on November 5, 2007, and incorporated herein by reference).
*4.6	Fifth Supplemental Indenture to the 2007 Indenture, dated December 7, 2007 among the Company, the guarantors party thereto and The Bank of New York, as Trustee.
4.7	$100,000,000 Note due March 31, 2012 (filed as Exhibit 4.1 to the Company's Current Report on Form 8-K, filed with the Commission on April 12, 2007 and incorporated herein by reference).
4.8	Warrant for 2,206,531 shares of common stock issued to Pure Fishing Holdings, LLC (filed as Exhibit 4.2 to the Company's Current Report on Form 8-K, filed with the Commission on April 12, 2007 and incorporated herein by reference).
†10.1	Form of Indemnification Agreement (filed as Exhibit 10.13 to the Company's Registration Statement on Form 10, filed with the Commission on March 17, 1993, and incorporated herein by reference).
†10.2	List of Directors and Executive Officers party to Exhibit 10.6 (filed as Exhibit 10.10 to the Company's Annual Report on Form 10-K, filed with the Commission on March 31, 1996, and incorporated herein by reference).
†10.3	Alltrista Corporation 1998 Long Term Equity Incentive Plan, as amended and restated (filed as Exhibit 10.13 to the Company's Quarterly Report on Form 10-Q/A for the period ended June 30, 2002, filed with the Commission on October 17, 2002, and incorporated herein by reference).
†10.4	Alltrista Corporation 2001 Stock Option Plan (filed as Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q, filed with the Commission on November 14, 2001, and incorporated herein by reference).
†10.5	Amendment No. 1 to the Alltrista Corporation 2001 Stock Option Plan (filed as Exhibit 10.15 to the Company's Quarterly Report on Form 10-Q/A for the period ended June 30, 2002, filed with the Commission on October 17, 2002, and incorporated herein by reference).
†10.6	Third Amended and Restated Employment Agreement, dated as of May 24, 2007, between the Company and Martin E. Franklin (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the Commission on May 25, 2007, and incorporated herein by reference).
†10.7	Third Amended and Restated Employment Agreement, dated as of May 24, 2007, between the Company and Ian G.H. Ashken (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K, filed with the Commission on May 25, 2007, and incorporated herein by reference).
†10.8	Employment Agreement between the Company and J. David Tolbert, dated as of January 1, 2002 (filed as Exhibit 10.36 to the Company's Annual Report on Form 10-K/A, filed with the Commission on October 17, 2002, and incorporated herein by reference).
†10.9	Second Amended and Restated Employment Agreement between the Company and James E. Lillie, dated as of May 24, 2007 (filed as Exhibit 10.3 to the Company's Current Report on Form 8-K, filed with the Commission on May 25, 2007, and incorporated herein by reference).
†10.10	Employment Agreement between the Company and John E. Capps, dated as of May 24, 2007 (filed as Exhibit 10.4 to the Company's Current Report on Form 8-K, filed with the Commission on May 25, 2007, and incorporated herein by reference).

Exhibit Number	Description of Exhibit
†10.11	Employment Agreement between the Company and Richard T. Sansone, dated as of May 24, 2007 (filed as Exhibit 10.5 to the Company's Current Report on Form 8-K, filed with the Commission on May 25, 2007, and incorporated herein by reference).
†10.12	Employment Agreement, dated as of May 3, 2003, between the Company and Desiree DeStefano (filed as Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2004 filed with the Commission on May 7, 2004, and incorporated herein by reference).
†10.13	Separation Agreement, dated as of March 9, 2007, by and between the Company and Desiree DeStefano (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the Commission on March 14, 2007, and incorporated herein by reference).
†10.14	Consulting Agreement, dated as of March 9, 2007, by and between the Company and Desiree DeStefano (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K, filed with the Commission on March 14, 2007, and incorporated herein by reference).
†10.15	Restricted Stock Award Agreement, dated January 2, 2002, between the Company and Martin E. Franklin (filed as Exhibit 10.18 to the Company's Quarterly Report on Form 10-Q/A for the period ended June 30, 2002, filed with the Commission on October 17, 2002 and incorporated herein by reference).
†10.16	Amendment No. 1, dated as of February 7, 2002, to Restricted Stock Award Agreement, dated January 2, 2002, between the Company and Martin E. Franklin (filed as Exhibit 10.19 to the Company's Quarterly Report on Form 10-Q/A for the period ended June 30, 2002, filed with the Commission on October 17, 2002, and incorporated herein by reference).
†10.17	Amendment No. 2, dated as of April 15, 2002, to Restricted Stock Award Agreement, dated January 2, 2002, between the Company and Martin E. Franklin (filed as Exhibit 10.20 to the Company's Quarterly Report on Form 10-Q/A for the period ended June 30, 2002, filed with the Commission on October 17, 2002, and incorporated herein by reference).
†10.18	Amendment No. 3, dated as of July 15, 2002, to Restricted Stock Award Agreement dated January 2, 2002 between the Company and Martin E. Franklin (filed as Exhibit 10.21 to the Company's Quarterly Report on Form 10-Q/A for the period ended June 30, 2002, filed with the Commission on October 17, 2002, and incorporated herein by reference).
†10.19	Amendment No. 4, dated as of September 4, 2003, to Restricted Stock Award Agreement dated January 2, 2002 between the Company and Martin E. Franklin (filed as Exhibit 10.7 to the Company's Current Report on Form 8-K, filed with the Commission on September 26, 2003, and incorporated herein by reference).
†10.20	Amendment No. 5, dated as of October 2, 2003, to Restricted Stock Award Agreement dated January 2, 2002 between the Company and Martin E. Franklin (filed as Exhibit 10.3 to the Company's Current Report on Form 8-K, filed with the Commission on October 27, 2003, and incorporated herein by reference).
†10.21	Amendment No. 6, dated as of October 31, 2003, to the Restricted Stock Award Agreement, dated January 2, 2002, between the Company and Martin E. Franklin (filed as Exhibit 10.13 to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2003, filed with the Commission on November 14, 2003, and incorporated herein by reference).
†10.22	Restricted Stock Award Agreement, dated as of May 8, 2003, between the Company and Martin E. Franklin (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the Commission on September 26, 2003, and incorporated herein by reference).

Exhibit Number	Description of Exhibit
†10.23	Amendment No. 1, dated as of September 4, 2003, to the Restricted Stock Award Agreement, dated as of May 8, 2003, between the Company and Martin E. Franklin (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K, filed with the Commission on September 26, 2003, and incorporated herein by reference).
†10.24	Amendment No. 2, dated as of October 2, 2003, to the Restricted Stock Award Agreement, dated as of May 8, 2003, between the Company and Martin E. Franklin (filed as Exhibit 10.5 to the Company's Current Report on Form 8-K, filed with the Commission on October 27, 2003, and incorporated herein by reference).
†10.25	Amendment No. 3, dated as of October 31, 2003, to the Restricted Stock Award Agreement, dated as of May 8, 2003, between the Company and Martin E. Franklin (filed as Exhibit 10.15 to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2003, filed with the Commission on November 14, 2003, and incorporated herein by reference).
†10.26	Restricted Stock Award Agreement, dated January 2, 2002, between the Company and Ian G.H. Ashken (filed as Exhibit 10.22 to the Company's Quarterly Report on Form 10-Q/A for the period ended June 30, 2002, filed with the Commission on October 17, 2002, and incorporated herein by reference).
†10.27	Amendment No. 1, dated as of February 7, 2003, to Restricted Stock Award Agreement, dated January 2, 2002, between the Company and Ian G.H. Ashken (filed as Exhibit 10.23 to the Company's Quarterly Report on Form 10-Q/A for the period ended June 30, 2002, filed with the Commission on October 17, 2002, and incorporated herein by reference).
†10.28	Amendment No. 2, dated as of April 15, 2002, to Restricted Stock Award Agreement, dated January 2, 2002, between the Company and Ian G.H. Ashken (filed as Exhibit 10.24 to the Company's Quarterly Report on Form 10-Q/A for the period ended June 30, 2002, filed with the Commission on October 17, 2002, and incorporated herein by reference).
†10.29	Amendment No. 3, dated as of July 25, 2002, to Restricted Stock Award Agreement dated January 2, 2002, between the Company and Ian G.H. Ashken (filed as Exhibit 10.25 to the Company's Quarterly Report on Form 10-Q/A for the period ended June 30, 2002, filed with the Commission on October 17, 2002, and incorporated herein by reference).
†10.30	Amendment No. 4, dated as of September 4, 2003, to Restricted Stock Award Agreement dated January 2, 2002, between the Company and Ian G.H. Ashken (filed as Exhibit 10.8 to the Company's Current Report on Form 8-K, filed with the Commission on September 26, 2003, and incorporated herein by reference).
†10.31	Amendment No. 5, dated as of October 2, 2003, to Restricted Stock Award Agreement dated January 2, 2002, between the Company and Ian G.H. Ashken (filed as Exhibit 10.4 to the Company's Current Report on Form 8-K, filed with the Commission on October 27, 2003, and incorporated herein by reference).
†10.32	Amendment No. 6, dated as of October 31, 2003, to the Restricted Stock Award Agreement, dated January 2, 2002, between the Company and Ian G.H. Ashken (filed as Exhibit 10.14 to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2003, filed with the Commission on November 14, 2003, and incorporated herein by reference).
†10.33	Restricted Stock Award Agreement, dated as of May 8, 2003, between the Company and Ian G.H. Ashken (filed as Exhibit 10.3 to the Company's Current Report on Form 8-K, filed with the Commission on September 26, 2003, and incorporated herein by reference).
†10.34	Amendment No. 1, dated as of September 4, 2003, to the Restricted Stock Award Agreement, dated as of May 8, 2003, between the Company and Ian G.H. Ashken (filed as Exhibit 10.4 to the Company's Current Report on Form 8-K, filed with the Commission on September 26, 2003, and incorporated herein by reference).

Exhibit Number	Description of Exhibit
†10.35	Amendment No. 2, dated as of October 2, 2003, to the Restricted Stock Award Agreement, dated as of May 8, 2003, between the Company and Ian G.H. Ashken (filed as Exhibit 10.6 to the Company's Current Report on Form 8-K, filed with the Commission on October 27, 2003, and incorporated herein by reference).
†10.36	Amendment No. 3, dated as of October 31, 2003, to the Restricted Stock Award Agreement, dated as of May 8, 2003, between the Company and Ian G.H. Ashken (filed as Exhibit 10.16 to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2003, filed with the Commission on November 14, 2003, and incorporated herein by reference).
†10.37	Restricted Stock Award Agreement, dated as of August 4, 2003, between the Company and James E. Lillie (filed as Exhibit 10.5 to the Company's Current Report on Form 8-K, filed with the Commission on September 26, 2003, and incorporated herein by reference).
†10.38	Amendment No. 1, dated as of September 4, 2003, to the Restricted Stock Award Agreement, dated as of August 4, 2003, between the Company and James E. Lillie (filed as Exhibit 10.6 to the Company's Current Report on Form 8-K, filed with the Commission on September 26, 2003, and incorporated herein by reference).
†10.39	Amendment No. 2, dated as of October 2, 2003, to the Restricted Stock Award Agreement, dated as of August 4, 2003, between the Company and James E. Lillie (filed as Exhibit 10.7 to the Company's Current Report on Form 8-K, filed with the Commission on October 27, 2003, and incorporated herein by reference).
†10.40	Amendment No. 3, dated as of October 31, 2003, to the Restricted Stock Award Agreement, dated as of August 4, 2003, between the Company and James E. Lillie (filed as Exhibit 10.17 to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2003, filed with the Commission on November 14, 2003, and incorporated herein by reference).
†10.41	Restricted Stock Award Agreement, dated as of June 23, 2005, between the Company and Martin E. Franklin (filed as Exhibit 10.8 to the Company's Quarterly Report on Form 10-Q filed with the Commission on August 9, 2005, and incorporated herein by reference).
†10.42	Restricted Stock Award Agreement, dated as of June 23, 2005, between the Company and Ian G.H. Ashken (filed as Exhibit 10.9 to the Company's Quarterly Report on Form 10-Q filed with the Commission on August 9, 2005, and incorporated herein by reference).
†10.43	Restricted Stock Award Agreement, dated as of June 23, 2005, between the Company and James E. Lillie (filed as Exhibit 10.10 to the Company's Quarterly Report on Form 10-Q filed with the Commission on August 9, 2005, and incorporated herein by reference).
†10.44	Restricted Stock Award Agreement, dated as of May 24, 2007, between the Company and Martin E. Franklin (filed as Exhibit 10.6 to the Company's Current Report on Form 8-K, filed with the Commission on May 25, 2007, and incorporated herein by reference).
†10.45	Restricted Stock Award Agreement, dated as of May 24, 2007, between the Company and Ian G.H. Ashken (filed as Exhibit 10.7 to the Company's Current Report on Form 8-K, filed with the Commission on May 25, 2007, and incorporated herein by reference).
†10.46	Restricted Stock Award Agreement, dated as of May 24, 2007, between the Company and James E. Lillie (filed as Exhibit 10.8 to the Company's Current Report on Form 8-K, filed with the Commission on May 25, 2007, and incorporated herein by reference).
†10.47	Equity Vesting, Lock-Up and Amendment Agreement, dated as of November 7, 2007, by and between the Company and Martin E. Franklin (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the Commission on November 8, 2007, and incorporated herein by reference).

Exhibit Number	Description of Exhibit
†10.48	Equity Vesting, Lock-Up and Amendment Agreement, dated as of November 7, 2007, by and between the Company and Ian G.H. Ashken (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K; filed with the Commission on November 8, 2007, and incorporated herein by reference).
†10.49	Equity Vesting, Lock-Up and Amendment Agreement, dated as of November 7, 2007, by and between the Company and James E. Lillie (filed as Exhibit 10.3 to the Company's Current Report on Form 8-K, filed with the Commission on November 8, 2007, and incorporated herein by reference).
†10.50	Equity Vesting, Lock-Up and Amendment Agreement, dated as of November 7, 2007, by and between the Company and J. David Tolbert (filed as Exhibit 10.4 to the Company's Current Report on Form 8-K, filed with the Commission on November 8, 2007, and incorporated herein by reference).
†10.51	Equity Vesting, Lock-Up and Amendment Agreement, dated as of November 7, 2007, by and between the Company and John E. Capps (filed as Exhibit 10.5 to the Company's Current Report on Form 8-K, filed with the Commission on November 8, 2007, and incorporated herein by reference).
†10.52	Equity Vesting, Lock-Up and Amendment Agreement, dated as of November 7, 2007, by and between the Company and Richard T. Sansone (filed as Exhibit 10.6 to the Company's Current Report on Form 8-K, filed with the Commission on November 8, 2007, and incorporated herein by reference).
†10.53	Jarden Corporation Amended and Restated 2003 Stock Incentive Plan (incorporated by reference from Annex C to the Company's 2005 Definitive Proxy Statement with respect to the Company's 2005 Annual Meeting of Stockholders, as filed with the Commission on March 9, 2005).
†10.54	Amendment No. 1 to the Jarden Corporation Amended and Restated 2003 Stock Incentive Plan (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the Commission on December 19, 2007, and incorporated herein by reference).
†10.55	Jarden Corporation 2003 Employee Stock Purchase Plan (incorporated by reference from Annex C to the Company's 2003 Definitive Proxy Statement with respect to the Company's 2003 Annual Meeting of Stockholders, as filed with the Commission on March 28, 2003).
†10.56	Amendment No. 1 to the Jarden Corporation 2003 Employee Stock Purchase Plan (filed as Exhibit 10.3 to the Company's Current Report on Form 8-K, filed with the Commission on April 13, 2005, and incorporated herein by reference).
†10.57	Amendment No. 2 to the Jarden Corporation 2003 Employee Stock Purchase Plan (filed as Exhibit 10.3 to the Company's Current Report on Form 8-K, filed with the Commission on May 5, 2005, and incorporated herein by reference).
10.58	Credit Agreement, dated as of January 24, 2005, among Jarden Corporation, as the borrower, Canadian Imperial Bank of Commerce, as administrative agent, Citicorp USA, Inc., as syndication agent, and Bank of America, N.A., National City Bank of Indiana and SunTrust Bank, as co-documentation agents, and Citigroup Global Markets Inc. and CIBC World Markets Corp., as joint-lead arrangers and joint book-running managers, and the lenders and letters of credit issuers parties thereto (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the Commission on January 27, 2005, and incorporated herein by reference).
10.59	Pledge and Security Agreement, dated as of January 24, 2005, by and among Jarden Corporation and the several subsidiary grantors signatories thereto (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K, filed with the Commission on January 27, 2005, and incorporated herein by reference).
10.60	Guaranty, dated as of January 24, 2005, of the several subsidiary guarantors signatories thereto (filed as Exhibit 10.3 to the Company's Current Report on Form 8-K, filed with the Commission on January 27, 2005, and incorporated herein by reference).

Exhibit Number	Description of Exhibit
10.61	Amendment No. 1 to the Credit Agreement dated April 11, 2005 by and among the Company and CIBC, as Administrative Agent (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the Commission on April 13, 2005, and incorporated herein by reference).
10.62	Consent, Agreement and Affirmation of Guaranty (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K, filed with the Commission on April 13, 2005, and incorporated herein by reference).
10.63	Amendment No. 2 to the Credit Agreement and Amendment No. 1 to Pledge and Security Agreement dated July 18, 2005 by and among the Company and CIBC, as Administrative Agent (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the Commission on July 20, 2005, and incorporated herein by reference).
10.64	Consent, Agreement and Affirmation of Guaranty (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K, filed with the Commission on July 20, 2005, and incorporated herein by reference).
10.65	Amendment No. 3 to the Credit Agreement dated December 21, 2005 by and among the Company and CIBC, as Administrative Agent (filed as Exhibit 10.51 to the Company's Annual Report on Form 10-K, filed with the Commission on March 9, 2006, and incorporated herein by reference).
10.66	Consent, Agreement and Affirmation of Guaranty (filed as Exhibit 10.52 to the Company's Annual Report on Form 10-K, filed with the Commission on March 9, 2006, and incorporated herein by reference).
10.67	Amendment No. 4 to the Credit Agreement dated February 24, 2006 by and among the Company and CIBC, as Administrative Agent (filed as Exhibit 10.53 to the Company's Annual Report on Form 10-K, filed with the Commission on March 9, 2006, and incorporated herein by reference).
10.68	Consent, Agreement and Affirmation of Guaranty (filed as Exhibit 10.54 to the Company's Annual Report on Form 10-K, filed with the Commission on March 9, 2006, and incorporated herein by reference).
10.69	Amendment No. 5 to the Credit Agreement and Amendment No. 2 to Pledge and Security Agreement dated August 23, 2006 by and among the Company and CIBC, as Administrative Agent (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed with the Commission on October 27, 2006, and incorporated herein by reference).
10.70	Consent, Agreement and Affirmation of Guaranty (filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed with the Commission on October 27, 2006, and incorporated herein by reference).
10.71	Amendment No. 6 to the Credit Agreement dated December 14, 2006 by and among the Company and CIBC, as Administrative Agent (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the Commission on December 19, 2006, and incorporated herein by reference).
10.72	Consent, Agreement and Affirmation of Guaranty (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K, filed with the Commission on December 19, 2006, and incorporated herein by reference).
10.73	Amendment No. 7 to Credit Agreement and Amendment No. 3 to Pledge and Security Agreement dated February 13, 2007, among the Company and CIBC, as Administrative Agent (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the Commission on February 16, 2007 and incorporated herein by reference).
10.74	Consent, Agreement and Affirmation of Guaranty (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K, filed with the Commission on February 16, 2007 and incorporated herein by reference).
10.75	Amendment No. 8 to Credit Agreement dated August 8, 2007, among the Company, Lehman Commercial Paper Inc., as Administrative Agent and other parties thereto (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the Commission on August 14, 2007 and incorporated herein by reference).

Exhibit Number	Description of Exhibit
10.76	Consent, Agreement and Affirmation of Guaranty (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K, filed with the Commission on August 14, 2007 and incorporated herein by reference).
10.77	Amended and Restated Loan Agreement, dated as of August 8, 2007, by and among Jarden Receivables LLC, as borrower, Jarden Corporation, as initial servicer, Three Pillars Funding LLC, as lender, and SunTrust Robinson Humphrey, Inc., as administrator (filed as Exhibit 10.3 to the Company's Current Report on Form 8-K, filed with the Commission on August 14, 2007, and incorporated herein by reference).
*10.78	Amendment No. 1 to the amended and restated Loan Agreement, dated as of November 16, 2007, by and among Jarden Receivables LLC, as borrower, Jarden Corporation, as initial servicer, Three Pillars Funding LLC, as lender, and Suntrust Robinson Humphreys, Inc., as administrator.
10.79	Amended and Restated Receivables Contribution and Sale Agreement, dated as of August 8, 2007, by and among the originators party thereto, and Jarden Receivables LLC, as buyer (filed as Exhibit 10.4 to the Company's Current Report on Form 8-K, filed with the Commission on August 14, 2007, and incorporated herein by reference).
10.80	Amended and Restated Lender Note, dated as of August 8, 2007, executed by Jarden Receivables, LLC, as borrower, in favor of Three Pillars Funding LLC, as lender (filed as Exhibit 10.5 to the Company's Current Report on Form 8-K, filed with the Commission on August 14, 2007, and incorporated herein by reference).
10.81	Performance Undertaking, dated August 8, 2007, executed by Jarden Corporation, as performance guarantor, in favor of Jarden Receivables LLC, as beneficiary (filed as Exhibit 10.6 to the Company's Current Report on Form 8-K, filed with Commission on August 14, 2007, and incorporated herein by reference).
10.82	Form of 7 ½% Senior Subordinated Note due 2017 (filed as Exhibit A to Exhibit 4.2 to the Company's Current Report on Form 8-K, filed with the Commission on February 16, 2007 and incorporated herein by reference).
10.83	Stock Purchase Agreement dated as of April 6, 2007, by and among Pure Fishing Holdings, LLC, Outdoor Technologies Corporation, Jarden Corporation, and the other parties on the signature pages thereto (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the Commission on April 12, 2007 and incorporated herein by reference).
*12.1	Computation of Ratio of Earnings to Fixed Charges.
*21.1	Subsidiaries of the Company.
*23.1	Consent of Independent Registered Public Accounting Firm.
*24.1	Power of Attorney (included on the signature page hereto).
*31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
*31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
*32.1	Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Filed herewith

† This Exhibit represents a management contract or compensatory plan.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JARDEN CORPORATION
(Registrant)

By: /s/ MARTIN E. FRANKLIN
Martin E. Franklin
Chairman and Chief Executive Officer
February 25, 2008

We, the undersigned directors and officers of Jarden Corporation, hereby severally constitute Martin E. Franklin and Ian G.H. Ashken, and each of them singly, our true and lawful attorneys with full power to them and each of them to sign for us, in our names in the capacities indicated below, any and all amendments to this Annual Report on Form 10-K/A filed with the Securities and Exchange Commission.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated below.

Signature	Title	Date
/s/ MARTIN E. FRANKLIN Martin E. Franklin	Chairman and Chief Executive Officer (Principal Executive Officer)	February 25, 2008
/s/ IAN G.H. ASHKEN Ian G.H. Ashken	Vice Chairman and Chief Financial Officer (Principal Financial Officer)	February 25, 2008
/s/ RICHARD T. SANSONE Richard T. Sansone	Principal Accounting Officer	February 25, 2008
/s/ RENÉ-PIERRE AZRIA René-Pierre Azria	Director	February 25, 2008
/s/ MICHAEL GROSS Michael Gross	Director	February 25, 2008
/s/ RICHARD HECKMANN Richard Heckmann	Director	February 25, 2008
/s/ DOUGLAS W. HUEMME Douglas W. Huemme	Director	February 25, 2008
/s/ RICHARD L. MOLEN Richard L. Molen	Director	February 25, 2008
/s/ IRWIN D. SIMON Irwin D. Simon	Director	February 25, 2008
/s/ ROBERT L. WOOD Robert L. Wood	Director	February 25, 2008

Schedule II

JARDEN CORPORATION

VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
(in millions)

	Balance at beginning of period	Charges to costs and expense	Deductions from reserves	Other(1)	Balance at end of period
Reserves against accounts receivable:					
2007	$(47.3)	$(66.1)	$42.2	$ (1.1)	$(72.3)
2006	(41.2)	(60.8)	48.9	5.8	(47.3)
2005	(14.2)	(50.0)	50.4	(27.4)	(41.2)

(1) Principally consisting of foreign currency translation.

JARDEN CORPORATION
ANNUAL REPORT ON FORM 10-K
FOR THE YEAR ENDED DECEMBER 31, 2007

EXHIBIT INDEX

Copies of exhibits incorporated by reference can be obtained from the Commission and are located in Commission File No. 001-13665.

Exhibit Number	Description of Exhibit
*4.6	Fifth Supplemental Indenture to the 2007 Indenture, dated December 7, 2007 among the Company, the guarantors party thereto and The Bank of New York, as Trustee.
*10.78	Amendment No. 1 to the amended and restated Loan Agreement, dated as of November 16, 2007, by and among Jarden Receivables LLC, as borrower, Jarden Corporation, as initial servicer, Three Pillars Funding LLC, as lender, and Suntrust Robinson Humphreys, Inc., as administrator.
*12.1	Computation of Ratio of Earnings to Fixed Charges.
*21.1	Subsidiaries of the Company.
*23.1	Consent of Independent Registered Public Accounting Firm.
*24.1	Power of Attorney (included on the signature page hereto).
*31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
*31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
*32.1	Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Filed herewith

† This Exhibit represents a management contract or a compensatory plan.

Exhibit 4.6

FIFTH SUPPLEMENTAL INDENTURE

FIFTH SUPPLEMENTAL INDENTURE (this "Supplemental Indenture"), dated as of December 7, 2007, among K2 Inc., a elaware corporation, Earth Products Inc., a California corporation, JT Sports LLC, a Delaware limited liability company, K-2 orporation, an Indiana corporation, K2 Licensed Products, Inc., a Delaware corporation, K2 Merchandising, Inc., a Delaware rporation, K2 Properties, Inc., a Delaware corporation, Marker Volkl USA, Inc., a New Hampshire corporation, Marmot Mountain, LC, a Delaware limited liability company, Miken Sports, LLC, a Delaware limited liability company, Penn Fishing Tackle Mfg. o., a Pennsylvania corporation, Rawlings Sporting Goods Company, Inc., a Delaware corporation, Sea Striker, Inc., a North arolina corporation, Shakespeare Company, LLC, a Delaware limited liability company, Shakespeare Conductive Fibers, LLC, a elaware limited liability company, Sitca Corporation, a Washington corporation, SMCA, Inc., a Minnesota corporation, and Stearns c., a Minnesota corporation (collectively, the "Guaranteeing Subsidiaries"), which are direct or indirect subsidiaries of Jarden orporation, a Delaware corporation (the "Company"), the Company, the other Guarantors (as defined in the Indenture referred to low) party hereto and The Bank of New York, as trustee under the Indenture referred to below (the "Trustee").

WITNESSETH

WHEREAS, the Company has heretofore executed and delivered to the Trustee the Base Indenture, dated as of February 13, 07, by and between the Company and the Trustee, as supplemented by the First Supplemental Indenture, dated as of February 13, 07, among the Company, the Guarantors named therein and the Trustee, as further supplemented by the Second Supplemental denture, dated as of February 14, 2007, among the Company, the Guarantors named therein and the Trustee, as further pplemented by the Third Supplemental Indenture, dated as of May 11, 2007, among the Company, the Guarantors named therein d the Trustee, and as further supplemented by the Fourth Supplemental Indenture, dated as of July 6, 2007, among the Company, e Guarantors named therein and the Trustee, (collectively, as further amended, supplemented or otherwise modified from time to ne, the "Indenture"), providing for the issuance of the Company's 7 1/2% Senior Subordinated Notes due 2017 (the "Notes");

WHEREAS, the Indenture provides that under certain circumstances the Guaranteeing Subsidiaries shall execute and deliver to e Trustee a supplemental indenture pursuant to which the Guaranteeing Subsidiaries shall agree to unconditionally guarantee all of e Company's Obligations under the Notes and the Indenture on the terms and conditions set forth in a subsidiary guarantee to be ecuted by the Guaranteeing Subsidiaries on the date hereof (the "Subsidiary Guarantee"); and

WHEREAS, pursuant to Section 9.01 of the Indenture, the Trustee is authorized to execute and deliver this Supplemental denture.

NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is eby acknowledged, the Company, the Guarantors, the Guaranteeing Subsidiaries and the Trustee mutually covenant and agree for equal and ratable benefit of the Holders of the Notes as follows:

1. CAPITALIZED TERMS. Capitalized terms used herein without definition shall have the meanings assigned to them in the denture.

2. Agreement to Guarantee. The Guaranteeing Subsidiaries hereby agree to provide an unconditional guarantee on the terms and subject to the conditions set forth in the Subsidiary Guarantee and in the Indenture (including without limitation Article 11 thereof).

3. Execution and Delivery. The Guaranteeing Subsidiaries agree that the Subsidiary Guarantee shall remain in full force and effect notwithstanding any failure to endorse on each Note a notation of such Subsidiary Guarantee.

4. No Recourse Against Others. No past, present or future director, officer, employee, incorporator, member, stockholder or agent of the Guaranteeing Subsidiaries, as such, shall have any liability for any obligations of the Company, the Guarantors or any Guaranteeing Subsidiaries under the Notes, any Subsidiary Guarantee, the Indenture or this Supplemental Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of the Notes, by accepting a Note or a Subsidiary Guarantee, waives and releases all such liability. The foregoing waiver and release are part of the consideration for issuance of the Notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the SEC that such a waiver is against public policy.

5. NEW YORK LAW TO GOVERN. THE INTERNAL LAWS OF THE STATE OF NEW YORK SHALL GOVERN AND BE USED TO CONSTRUE THIS SUPPLEMENTAL INDENTURE BUT WITHOUT GIVING EFFECT TO APPLICABLE PRINCIPLES OF CONFLICTS OF LAW TO THE EXTENT THAT THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION WOULD BE REQUIRED THEREBY.

6. Counterparts. The parties may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.

7. Effect of Headings. The Section headings herein are for convenience only and shall not affect the construction hereof.

8. The Trustee. The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Supplemental Indenture or for or in respect of the recitals and statements contained herein, all of which recitals and statements are made solely by the Guaranteeing Subsidiaries and the Company.

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed, all as of the date rst above written.

THE COMPANY:

JARDEN CORPORATION

By: /s/ John E. Capps
Name: John E. Capps
Title: Senior Vice President, General Counsel and Secretary

THE TRUSTEE:

THE BANK OF NEW YORK, as Trustee

By: /s/ Robert A. Massimillo
Name: Robert A. Massimillo
Title: Vice President

THE GUARANTEEING SUBSIDIARIES:

K2 INC.
EARTH PRODUCTS INC.
JT SPORTS LLC
K-2 CORPORATION
K2 LICENSED PRODUCTS, INC.
K2 MERCHANDISING, INC.
K2 PROPERTIES, INC.
MARKER VOLKL USA, INC.
MARMOT MOUNTAIN, LLC
MIKEN SPORTS, LLC
PENN FISHING TACKLE MFG. CO.
RAWLINGS SPORTING GOODS COMPANY, INC.
SEA STRIKER, INC.
SHAKESPEARE COMPANY, LLC
SHAKESPEARE CONDUCTIVE FIBERS, LLC
SITCA CORPORATION
SMCA, INC.
STEARNS INC.

By: /s/ John E. Capps
Name: John E. Capps
Title: Vice President

THE GUARANTORS:

ALLTRISTA PLASTICS CORPORATION
AMERICAN HOUSEHOLD, INC.
AUSTRALIAN COLEMAN, INC.
BICYCLE HOLDING, INC.
BRK BRANDS, INC.
CC OUTLET, INC.
COLEMAN INTERNATIONAL HOLDINGS, LLC
COLEMAN WORLDWIDE CORPORATION
FIRST ALERT, INC
FISHING SPIRIT, INC.
HEARTHMARK, LLC
HOLMES MOTOR CORPORATION
JARDEN ACQUISITION I, INC.
JARDEN ZINC PRODUCTS, INC.
KANSAS ACQUISITION CORP.
L.A. SERVICES, INC.
LASER ACQUISITION CORP.
LEHIGH CONSUMER PRODUCTS CORPORATION
LOEW-CORNELL, INC.
NIPPON COLEMAN, INC.
OUTDOOR TECHNOLOGIES CORPORATION
PINE MOUNTAIN CORPORATION
PURE FISHING, INC.
QUOIN, LLC
SI II, INC.
SUNBEAM AMERICAS HOLDINGS, LLC
SUNBEAM PRODUCTS, INC.
THE COLEMAN COMPANY, INC.
THE UNITED STATES PLAYING CARD COMPANY
USPC HOLDING, INC

By: /s/ John E. Capps
Name: John E. Capps
Title: Vice President

Exhibit 10.78

AMENDMENT NO. 1 AMENDED AND RESTATED LOAN AGREEMENT

THIS **AMENDMENT NO. 1 AMENDED AND RESTATED LOAN AGREEMENT** (this ***"Amendment"***) is made and tered into as of November 16, 2007, with respect to that certain Amended and Restated Loan Agreement dated as of August 8, 2007 s amended, restated, supplemented or otherwise modified from time to time, the ***"Loan Agreement"***), by and among JARDEN ECEIVABLES, LLC, a Delaware limited liability company, as ***"Borrower"***, JARDEN CORPORATION, a Delaware corporation, ***"Servicer"***, THREE PILLARS FUNDING LLC, a Delaware limited liability company (together with its successors and permitted signs, as "***Lender***", and SUNTRUST ROBINSON HUMPHREY, INC., a Tennessee corporation, as "***Administrator***". Capitalized ms used and not otherwise defined herein are used with the meanings attributed thereto in the Loan Agreement.

BACKGROUND

The parties wish to amend the Loan Agreement on the terms and subject to the conditions hereinafter set forth.

NOW, THEREFORE, in consideration of the premises and the mutual agreements herein contained, the parties hereto agree as llows:

1. Amendment. The definitions of the "Facility Limit terms in Section 1.1 of the Loan Agreement is hereby amended and tated in their entirety to read as follows:

> ***"Facility Limit"*** means (i) at all times during the period (A) commencing on and including April 1, 2007 until but excluding January 15, 2008, (B) commencing on and including April 1, 2008 until but excluding November 15, 2008 and (C) for each year thereafter, commencing on and including April 1 of each such year until but excluding November 15 of each such year, the Maximum Facility Limit, (ii) at all times during the period (A) commencing on and including January 15, 2008 until but excluding April 1, 2008 and (B) commencing on and including November 15 of each year until but excluding January 15 of each year (other than during the period commencing on and including November 15, 2007 until but excluding January 15, 2008), $200,000,000, and (iii) at all times during the period commencing on and including January 15 of each year until but excluding April 1 of each year (other than the period commencing on and including January 15, 2008 until but excluding April 1, 2008), $100,000,000.

2. Representations. In order to induce the Administrator and the Lender to enter into this Amendment, the Borrower hereby resents and warrants to the Administrator and the Lender that, after giving effect to the waiver in Section 1 above, no Significant ent or Unmatured Significant Event exists and is continuing as of the date hereof.

3. Effectiveness. This Amendment shall become effective and shall inure to the benefit of the Borrower, the Lender, the ninistrator and their respective successors and assigns when the Administrator shall have received one or more counterparts of this Amendment, duly executed and delivered by each of the parties hereto.

4. Ratification. Except as expressly amended above, the Loan Agreement remains unaltered and in full force and effect and is hereby ratified and confirmed.

5. GOVERNING LAW. THIS WAIVER SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAWS (AND NOT THE LAW OF CONFLICTS) OF THE STATE OF NEW YORK.

6. Counterparts. This Amendment may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and all of which when taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Amendment by facsimile shall be effective as delivery of a manually executed counterpart of this Amendment.

[signature pages begin on next page]

IN WITNESS WHEREOF, the parties have caused this Amendment to be executed by their respective officers thereunto duly ıthorized as of the day and year first above written.

ARDEN RECEIVABLES, LLC, *AS BORROWER*

y: /s/ Richard T. Sansone
ame: Richard T. Sansone
itle: Vice President, Sunbeam Products, Inc.
(Managing Member)

ARDEN CORPORATION, *AS INITIAL SERVICER*

y: /s/ Richard T. Sansone
ame: Richard T. Sansone
itle: Chief Accounting Officer

THREE PILLARS FUNDING LLC, *AS LENDER*

By: /s/ Doris J. Hearn
Name: Doris J. Hearn
Title: Vice President

SUNTRUST ROBINSON HUMPHREY, INC., *AS ADMINISTRATOR*

By: /s/ Michael G. Maza
Name: Michael G. Maza
Title: Managing Director

EXHIBIT 12.1

rden Corporation
atio of Earnings to Fixed Charges Calculation

	For the Years Ended December 31,				
	2003	2004	2005	2006	2007
arnings Before Fixed Charges:					
t income	$31.8	$ 42.4	$ 60.7	$106.0	$ 28.1
ld: Income tax provision	20.5	26.0	35.0	82.0	38.5
ss/add: Equity (income) loss of minority-owned companies	—	—	—	—	0.2
ld: Amortization of capitalized interest	—	—	—	—	0.1
ld: Fixed charges	22.4	32.2	98.1	130.8	173.9
tal earnings available for fixed charges	$74.7	$100.6	$193.8	$318.8	$240.8
xed Charges:					
terest expense	$19.2	$ 27.6	$ 84.2	$112.6	$149.7
terest component of rental expense	3.2	4.6	13.8	17.7	24.0
tal fixed charges before capitalized interest	22.4	32.2	98.0	130.3	173.7
pitalized interest	—	—	—	0.5	0.2
tal Fixed Charges	$22.4	$ 32.2	$ 98.0	$130.8	$173.9
tio of Earnings to Fixed Charges	**3.3**	**3.1**	**2.0**	**2.4**	**1.4**

EXHIBIT 21.1

JARDEN CORPORATION
SUBSIDIARIES OF JARDEN CORPORATION

The following are subsidiaries of Jarden Corporation as of December 31, 2007 and the jurisdictions in which they are organized. The names of certain subsidiaries have been omitted because in the aggregate they do not constitute a significant subsidiary as determined by the Company.

Company	**State of Incorporation/Organization**
Abu AB	Sweden
Abu Garcia AB	Sweden
Abu Garcia Pty. Ltd.	Australia
Alltrista Limited	Canada
Alltrista Plastics LLC*	Indiana
American Household, Inc.	Delaware
Application des Gaz, S.A.S.	France
Australian Coleman, Inc.	Kansas
Bafiges, S.A.S.	France
Beacon Exports, Inc.	Kansas
Bernardin, Limited	Canada
Bicycle Holding, Inc.	Delaware
BIL Grudstucksverwaltungs-GmbH & Co. WEDA KG	Germany
Bionnaire International B.V.	Netherlands
BRK Brands, Inc.	Delaware
BRK Brands Europe Limited	United Kingdom
BRK Brands Pty. Ltd.	Australia
CMC Sport GmbH	Germany
Camping Gaz CS Spol S.R.O.	Czech Republic
Camping Gaz Great Britain, Ltd.	United Kingdom
Camping Gaz International (Deutschland) GmbH	Germany
Camping Gaz International Portugal Lda.	Portugal
Camping Gaz Italia S.r.l.	Italy
Camping Gaz Poland	Poland
Camping Gaz Suisse A.G.	Switzerland
Canadian Playing Card Company, Ltd.	Canada
Cavoma LP	Cayman Island
Cavoma Ltd.	Cayman Island
CC Outlet, Inc.	Delaware
Clarance S.a.r.l.	Luxembourg
Coleman Asia Limited	Hong Kong
Coleman Benelux B.V.	Netherlands
Coleman Brands Pty. Limited	Australia
Coleman (Deutschland) GmbH	Germany
Coleman EMEA, S.A.S.	France
Coleman Europe BVBA	Belgium
Coleman Hong Kong Limited	Hong Kong
Coleman International Holdings, LLC	Delaware
Coleman Japan Company, Ltd.	Japan
Coleman UK Holdings Limited	United Kingdom
Coleman UK Limited	United Kingdom
Coleman Worldwide Corporation	Delaware
Coleman Vostok LLC	Russia
Desarrollo Industrial Fitec, S. De R.L. de C.V.	Mexico
Dicon Global, Inc.	Canada
Dicon Safety Products (Europe) Limited	United Kingdom
Dongguan Holmes Electrical Products Co., Ltd.	China
Dongguan Huixun Electrical Products Co., Ltd.	China
Dongguan Raider Motor Corporation, Ltd.	China
Earth Products Inc.	California
Electrónica BRK de Mexico, S.A. de C.V.	Mexico
Esteem Industries Limited	Hong Kong

ompany	State of Incorporation/Organization
pandpermit Limited	United Kingdom
rst Alert, Inc.	Delaware
shing Spirit, Inc.	Wisconsin
earthmark, LLC **	Delaware
olmes Motor Corporation	Delaware
olmes Products (Europe) Limited	United Kingdom
olmes Products (Far East) Limited	Bahamas
ernational Playing Card Company, Ltd.	Canada
C Products Limited	United Kingdom
rden Acquisition ETVE, S.L.	Spain
rden Acquisition I, LLC	Delaware
rden Consumer Solutions of India Private Limited	India
rden Plastic Solutions Limited	United Kingdom
den Receivables, LLC	Delaware
den Zinc Products, LLC	Indiana
a Products Corporation	Canada
Sports LLC	Delaware
2 Corporation***	Indiana
Corporation of Canada	Canada
(Hong Kong), Limited	Hong Kong
Inc.	Delaware
Japan Corporation	Japan
Licensed Products, Inc.	Delaware
Merchandising, Inc.	Delaware
Properties, Inc.	Delaware
Ski Sport und Mode GmbH	Germany
(Switzerland) GmbH	Switzerland
Worldwide Company	Cayman Island
nsas Acquisition Corp.	Delaware
mpetenzzentrum Sport, Gesundheit und Technologien GmbH	Germany
. Services, Inc.	Delaware
er Acquisition Corp.	Delaware
wards Plastics Manufacturers (Shanghai) Company Ltd.	China
igh Consumer Products LLC	Delaware
w-Cornell, LLC	Delaware
dshus AS	Norway
ker CZ s.r.o.	Czech Republic
ker Deutschland GmbH	Germany
ker Japan	Japan
ker Technica Völkl GmbH	Germany
ker –Völkl –Austria GmbH	Austria
ker Völkl International GmbH	Switzerland
ker Volkl USA, Inc.	New Hampshire
ker Völkl Sports Holding GmbH	Switzerland
rmot Mountain, LLC	Delaware
rmot Mountain of Canada Ltd.	Canada
rmot Mountain Europe GmbH	Germany
rmot Mountain Overseas Limited	Hong Kong
en Sports, LLC	Delaware
pes Heraclio Fournier, S.A.	Spain
is Shakespeare NV	Netherlands
on Coleman, Inc.	Kansas
r GmbH	Germany
r de Argentina, S.A.	Argentina
r de Chile Comercializadora Ltda.	Chile
r de Colombia, Ltda.	Colombia
r de Venezuela, S.A.	Venezuela
r del Peru S.A.	Peru
r of Canada ULC	Canada
G-Cani-Denmark A/S	Denmark

Company	State of Incorporation/Organization
SunCan Holding Corp.	Canada
The Coleman Company, Inc.	Delaware
The United States Playing Card Company	Delaware
THL-FA IP Corp.	Delaware
USPC Holding, Inc.	Delaware
Völkl GmbH	Germany
Völkl Purchase & Service GmbH	Germany
Völkl Sports GmbH & Co. KG	Germany
The Wallingford Insurance Company Ltd.	Bermuda
Zero Degree	Switzerland

* (DBA) Jarden Plastic Solutions
** (DBA) Jarden Home Brands
*** (Assumed Name) K2 Sports
**** (DBA) Jarden Consumer Solutions

ompany	State of Incorporation/Organization
pandpermit Limited	United Kingdom
st Alert, Inc.	Delaware
shing Spirit, Inc.	Wisconsin
earthmark, LLC **	Delaware
lmes Motor Corporation	Delaware
lmes Products (Europe) Limited	United Kingdom
lmes Products (Far East) Limited	Bahamas
ernational Playing Card Company, Ltd.	Canada
C Products Limited	United Kingdom
den Acquisition ETVE, S.L.	Spain
den Acquisition I, LLC	Delaware
den Consumer Solutions of India Private Limited	India
den Plastic Solutions Limited	United Kingdom
den Receivables, LLC	Delaware
den Zinc Products, LLC	Indiana
a Products Corporation	Canada
Sports LLC	Delaware
2 Corporation***	Indiana
Corporation of Canada	Canada
(Hong Kong), Limited	Hong Kong
Inc.	Delaware
Japan Corporation	Japan
Licensed Products, Inc.	Delaware
Merchandising, Inc.	Delaware
Properties, Inc.	Delaware
Ski Sport und Mode GmbH	Germany
(Switzerland) GmbH	Switzerland
Worldwide Company	Cayman Island
nsas Acquisition Corp.	Delaware
npetenzzentrum Sport, Gesundheit und Technologien GmbH	Germany
. Services, Inc.	Delaware
er Acquisition Corp.	Delaware
wards Plastics Manufacturers (Shanghai) Company Ltd.	China
igh Consumer Products LLC	Delaware
w-Cornell, LLC	Delaware
dshus AS	Norway
ker CZ s.r.o.	Czech Republic
ker Deutschland GmbH	Germany
ker Japan	Japan
ker Technica Völkl GmbH	Germany
ker –Völkl –Austria GmbH	Austria
ker Völkl International GmbH	Switzerland
ker Volkl USA, Inc.	New Hampshire
ker Völkl Sports Holding GmbH	Switzerland
mot Mountain, LLC	Delaware
mot Mountain of Canada Ltd.	Canada
mot Mountain Europe GmbH	Germany
mot Mountain Overseas Limited	Hong Kong
en Sports, LLC	Delaware
es Heraclio Fournier, S.A.	Spain
s Shakespeare NV	Netherlands
on Coleman, Inc.	Kansas
r GmbH	Germany
r de Argentina, S.A.	Argentina
r de Chile Comercializadora Ltda.	Chile
r de Colombia, Ltda.	Colombia
r de Venezuela, S.A.	Venezuela
r del Peru S.A.	Peru
r of Canada ULC	Canada
G-Cani-Denmark A/S	Denmark

Company	State of Incorporation/Organization
OTG Finland, OY	Finland
OTG New Zealand, Ltd.	New Zealand
OTG Siam Zoo Co., Ltd.	Thailand
OTG Sweden AB	Sweden
Outdoor Technologies Corporation	Iowa
Outdoor Technologies (Canada), Inc.	Canada
Pacific Rim Metallic Products Limited	Hong Kong
Penn Fishing Tackle Mfg. Co.	Pennsylvania
Penn Trading Limited	United Kingdom
Pine Mountain LLC	Delaware
Productos Coleman, S.A.	Spain
Pure Fishing A/S	Norway
Pure Fishing, Inc.	Iowa
Pure Fishing Asia Co., Ltd.	Taiwan
Pure Fishing Deutschland GmbH	Germany
Pure Fishing Europe S.A.S.	France
Pure Fishing (Guangzhou) Trading Co., Ltd.	China
Pure Fishing Hong Kong Ltd.	Hong Kong
Pure Fishing Japan Co., Ltd.	Japan
Pure Fishing Korea Co., Ltd.	Korea
Pure Fishing Malaysia	Malaysia
Pure Fishing Netherlands B.V.	Netherlands
Pure Fishing Spain S.R.L.	Spain
Pure Fishing (UK) Limited	United Kingdom
Quoin, LLC	Delaware
Rad Air AG Switzerland	Switzerland
Raider Motor Corporation	Bahamas
Rawlings Canada, Incorporated	Canada
Rawlings de Costa Rica, S.A.	Costa Rica
Rawlings Sporting Goods Company, Inc.	Delaware
Rival de Mexico, S.A. de C.V.	Mexico
Servicios Sunbeam-Coleman de Mexico, S.A. de C.V.	Mexico
Sea Striker, Inc.	North Carolina
Sevylor Europe SAS	France
Shakespeare Australia Pty. Ltd.	Australia
Shakespeare Company, LLC	Delaware
Shakespeare Company (UK) Ltd.	United Kingdom
Shakespeare Conductive Fibers, LLC	Delaware
Shakespeare Europe B.V.	Netherlands
Shakespeare (Hong Kong) Limited	Hong Kong
Shakespeare International Limited	United Kingdom
Shakespeare Monofilament U.K. Limited	United Kingdom
SI II, Inc.	Florida
SI China Ventures Ltd.	Hong Kong
Sitca Corporation	Washington
SMCA, Inc.	Minnesota
Stearns Inc.	Minnesota
Sunbeam AG	Switzerland
Sunbeam Americas Holdings, LLC	Delaware
Sunbeam Consumer Products Far-East Ltd.	Hong Kong
Sunbeam Corporation (Canada) Limited	Canada
Sunbeam de Costa Rica SCR Limitada	Costa Rica
Sunbeam del Peru, S.A.	Peru
Sunbeam Holdings, S.A. de C.V.	Mexico
Sunbeam International (Asia) Limited	Hong Kong
Sunbeam Latin America, LLC	Delaware
Sunbeam Mexicana, S.A. de C.V.	Mexico
Sunbeam-Oster de Acuña, S.A. de C.V.	Mexico
Sunbeam Oster de Matamoros S.A. de C.V.	Mexico
Sunbeam Products, Inc.****	Delaware

unbeam Uruguay S.A. Uruguay

Company	State of Incorporation/Organization
SunCan Holding Corp.	Canada
The Coleman Company, Inc.	Delaware
The United States Playing Card Company	Delaware
THL-FA IP Corp.	Delaware
USPC Holding, Inc.	Delaware
Völkl GmbH	Germany
Völkl Purchase & Service GmbH	Germany
Völkl Sports GmbH & Co. KG	Germany
The Wallingford Insurance Company Ltd.	Bermuda
Zero Degree	Switzerland

* (DBA) Jarden Plastic Solutions
** (DBA) Jarden Home Brands
*** (Assumed Name) K2 Sports
**** (DBA) Jarden Consumer Solutions

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the following Registration Statements:

(1) Registration Statement Number 33-60730 on Form S-8 filed March 31, 1993,

(2) Registration Statement Number 333-27459 on Form S-8 filed May 20, 1997,

(3) Registration Statement Number 333-67033 on Form S-8 filed November 10, 1998,

(4) Registration Statement Number 333-87996 on Form S-8 filed May 10, 2002,

(5) Registration Statement Number 333-89862 on Form S-4/A filed October 24, 2002,

(6) Registration Statement Number 333-105081 on Form S-8 filed May 8, 2003,

(7) Registration Statement Number 333-109353 on Form S-4 filed October 1, 2003,

(8) Registration Statement Number 333-123218 on Form S-3/A filed May 16, 2005,

(9) Registration Statement Number 333-129636 on Form S-3 filed November 10, 2005,

(10) Registration Statement Number 333-129632 on Form S-8 filed November 10, 2005,

(11) Registration Statement Number 333-138302 on Form S-3 filed October 30, 2006,

(12) Registration Statement Number 333-140400 on Form S-3 filed February 2, 2007, and

(13) Registration Statement Number 333-142883 on Form S-4/A filed July 3, 2007,

our reports dated February 25, 2008, with respect to the consolidated financial statements and financial statement schedule of den Corporation and the effectiveness of internal control over financial reporting of Jarden Corporation, included in this Annual port (Form 10-K) for the year ended December 31, 2007.

/s/ Ernst & Young LLP

w York, New York
bruary 25, 2008

Exhibit 31.1

CERTIFICATION

I, Martin E. Franklin, certify that:

1. I have reviewed this Annual Report on Form 10-K of Jarden Corporation;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-16(f)) for the registrant and have:
   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's independent auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 25, 2008

/s/ Martin E. Franklin
Martin E. Franklin
Chief Executive Officer

Exhibit 31.2

CERTIFICATION

Ian G.H. Ashken, certify that:

I have reviewed this Annual Report on Form 10-K of Jarden Corporation;

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-16(f)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's independent auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

te: February 25, 2008

/s/ Ian G.H. Ashken
Ian G.H. Ashken
Chief Financial Officer

EXHIBIT 32.1

CERTIFICATION
OF
CHIEF EXECUTIVE OFFICER
AND
CHIEF FINANCIAL OFFICER
PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Jarden Corporation (the "Company") on Form 10-K for the year ended December 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Martin E. Franklin, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

/s/ Martin E. Franklin
Martin E. Franklin
Chief Executive Officer
February 25, 2008

In connection with the Annual Report of Jarden Corporation (the "Company") on Form 10-K for the year ended December 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Ian G.H. Ashken, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

/s/ Ian G.H. Ashken
Ian G.H. Ashken
Chief Financial Officer
February 25, 2008


JARDEN
corporation

SEC Mail
Mail Processing
Section
MAY 01 2008
Washington, DC
106

Notice of Annual Meeting of Stockholders
To Be Held June 10, 2008

To Our Stockholders:

You are cordially invited to attend the Annual Meeting of Stockholders (the "Meeting") of Jarden Corporation (the "Company"), which will be held on Tuesday, June 10, 2008 at 10:00 A.M., local time, at 555 Theodore Fremd Avenue, Rye, New York 10580, for the following purposes:

1. To elect three (Class III) directors to serve on the Board of Directors for a term of three years expiring at the 2011 Annual Meeting of Stockholders or until their successors are duly elected and qualified (Proposal 1);

2. To ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the year ending December 31, 2008 (Proposal 2); and

3. To transact such other business as may properly be brought before the Meeting and any adjournment or postponement thereof.

Stockholders of record at the close of business on April 17, 2008 shall be entitled to notice of and to vote at the Meeting and any adjournments or postponements thereof. A copy of the Annual Report of the Company for the year ended December 31, 2007 is being mailed to stockholders along with the attached Proxy Statement.

Stockholders are cordially invited to attend the Meeting. Your vote is important. Please submit a proxy as soon as possible so that your shares can be voted at the Meeting. Submitting the enclosed form of proxy will appoint Martin E. Franklin and Ian G.H. Ashken as your proxies. You may submit your proxy by mail. You may revoke your proxy and vote in person if you decide to attend the Meeting. For instructions, please refer to page 2 of the Proxy Statement or the proxy card.

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to Be Held on June 10, 2008: This proxy statement and form of proxy card, along with our Annual Report on Form 10-K for the fiscal year ended December 31, 2007, are available at http://annualmeeting.jarden.com.

By order of the Board of Directors

/s/ Martin E. Franklin

Martin E. Franklin,
Chairman and
Chief Executive Officer

April 28, 2008

JARDEN CORPORATION

555 Theodore Fremd Avenue
Rye, NY 10580

PROXY STATEMENT

ANNUAL MEETING OF STOCKHOLDERS

TO BE HELD ON

June 10, 2008

INTRODUCTION

PROXY SOLICITATION AND GENERAL INFORMATION

This Proxy Statement and the accompanying Notice of Annual Meeting of Stockholders and the enclosed form of proxy (the "Proxy Card") are being furnished to the holders (the "Stockholders") of common stock, par value $0.01 per share (the "Common Stock") of Jarden Corporation, a Delaware corporation (the "Company," "we," or "us"), in connection with the solicitation of proxies by the Board of Directors (the "Board" or "Board of Directors") of the Company for use at the 2008 Annual Meeting of Stockholders of the Company to be held on Tuesday, June 10, 2008 at 555 Theodore Fremd Avenue, Rye, New York 10580 at 10:00 A.M., local time, and at any adjournment or postponement thereof (the "Meeting"). These proxy materials are first being sent to Stockholders on or about April 28, 2008.

At the Meeting, Stockholders will be asked:

1. To elect three (Class III) directors to serve on the Board of Directors for a term of three years expiring at the 2011 Annual Meeting of Stockholders or until their successors are duly elected and qualified (Proposal 1);
2. To ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the year ending December 31, 2008 (Proposal 2); and
3. To transact such other business as may properly be brought before the Meeting and any adjournment or postponement thereof.

The Board of Directors has fixed the close of business on April 17, 2008 as the record date for the determination of Stockholders entitled to notice of and to vote at the Meeting. As of the record date, each Stockholder will be entitled to one vote for each share of Common Stock held on all matters to come before the Meeting and may vote in person or by proxy authorized in writing.

Proxies and Voting

Common Stock represented by properly executed proxies received by the Company and not revoked will be voted at the Meeting in accordance with instructions contained therein. When voting to elect directors (Proposal 1), you may vote for all nominees, vote for only some of the nominees, or withhold authority to vote for all or some of the nominees. When voting on the proposal to ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the year ending December 31, 2008 (Proposal 2), you may vote **FOR** the proposal, **AGAINST** the proposal, or **ABSTAIN** from voting. If the Proxy Card is signed and returned without instructions, the shares will be voted **FOR** the election of each nominee for director named herein (Proposal 1) and **FOR** the ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the year ending December 31, 2008 (Proposal 2).

Voting

Stockholders are requested to complete, sign, date and promptly return the Proxy Card in the enclosed envelope.

Most beneficial owners whose stock is held in street name do not receive the Proxy Card. Instead, they receive voting instruction forms from their bank, broker or other agent. Beneficial owners may also be able to vote by telephone or the Internet. Beneficial owners should follow the instructions on the voter instruction form or proxy ballot they receive from their bank, broker or other agent.

The method of voting used will not limit a Stockholder's right to attend the Meeting.

Revocation of Proxy

A Stockholder who so desires may revoke its proxy at any time before it is voted at the Meeting by: (i) delivering written notice to the Company (attention: Secretary); (ii) timely delivery of a valid, later-dated proxy; or (iii) casting a ballot at the Meeting. Attendance at the Meeting will not in and of itself constitute a revocation of a proxy. Beneficial owners who hold their stock in street name cannot revoke their proxies in person at the Meeting because the Stockholders of record who have the right to cast the votes will not be present. If they wish to change their votes after returning voting instructions, beneficial owners should contact their bank, broker or other agent before the Meeting to determine whether they can do so.

Voting on Other Matters

If other matters are properly presented at the Meeting for consideration, the persons named in the proxy will have the discretion to vote on those matters for you. At the date of this Proxy Statement, we did not know of any other matters to be raised at the Meeting.

Record Date; Shares Outstanding and Entitled to Vote

Only Stockholders as of the close of business on April 17, 2008 (the "Record Date") are entitled to notice of and to vote at the Meeting and any adjournments or postponements thereof. As of the Record Date, there were 77,111,722 shares of Common Stock outstanding and entitled to vote, with each share entitled to one vote.

Quorum; Required Votes

The presence at the Meeting, in person or by duly authorized proxy, of the holders of a majority of the shares of Common Stock issued, outstanding and entitled to vote at the Meeting, shall constitute a quorum for this Meeting.

Abstentions and "broker non-votes" are counted as present and entitled to vote for purposes of determining whether a quorum exists. A "broker non-vote" occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that item and has not received voting instructions from the beneficial owner. Under the New York Stock Exchange ("NYSE") rule, nominees have such discretion to vote absent instructions with respect to certain "routine" matters but not with respect to matters that are considered "non routine".

The election of directors and the ratification of accountants are currently considered to be "routine" matters. Accordingly, if you are a beneficial stockholder and your broker holds your shares in its name, the broker is permitted to vote your shares on Proposal 1 and 2 even if the broker does not receive voting instructions from you.

The affirmative vote of a plurality of the votes present in person or represented by proxy and entitled to vote is necessary for the election of directors (Proposal 1). The affirmative vote of a majority of the votes in person or represented by proxy entitled to vote is necessary for the ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the year ending December 31, 2008 (Proposal 2).

Since the affirmative vote of a plurality of votes present in person or represented by proxy and entitled to vote is required for the election of directors (Proposal 1), abstentions and "broker non-votes" will have no effect on the outcome of such election. Since the affirmative vote of a majority of the votes present in person or represented by proxy and entitled to vote is necessary for the ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the year ending December 31, 2008 (Proposal 2), abstentions will have the same effect as a negative vote, but "broker non-votes" will have no effect on the outcome of such matter.

Votes at the Meeting will be tabulated by an inspector of elections appointed by the Company or the Company's transfer agent.

Proxy Solicitation

This solicitation is being made by the Company. All expenses incurred by the Company in connection with this solicitation will be borne by the Company. Directors, officers and employees of the Company also may solicit proxies from Stockholders by mail, telephone, telegram, electronic transmission, personal interview or otherwise. Such directors, officers and employees will not receive additional compensation, but may be reimbursed for out-of-pocket expenses in connection with such solicitation. The Company may engage a proxy solicitation firm to assist us in the distribution and solicitation of proxies. In accordance with the regulations of the Securities and Exchange Commission (the "SEC") and the NYSE, we also will reimburse brokerage firms and other custodians, nominees and fiduciaries for their reasonable expenses incurred in sending proxies and proxy materials to beneficial owners of Common Stock as of the Record Date.

List of Stockholders

In accordance with Delaware General Corporation Law (the "DGCL"), a list of Stockholders entitled to vote at the Meeting will be available at the Meeting and for ten days prior to the Meeting, for any purpose germane to the Meeting, between the hours of 10:00 a.m. and 5:00 p.m., local time, at our offices at 555 Theodore Fremd Avenue, Rye, NY 10580.

Voting Confidentiality

Proxies, ballots and voting tabulations are handled on a confidential basis to protect your voting privacy. This information will not be disclosed except as required by law.

No Appraisal Rights

Stockholders will have no rights of appraisal under the DGCL in connection with the proposals to be considered at the Meeting.

IT IS DESIRABLE THAT AS LARGE A PROPORTION AS POSSIBLE OF THE STOCKHOLDERS' INTERESTS BE REPRESENTED AT THE MEETING. THEREFORE, EVEN IF YOU INTEND TO BE PRESENT AT THE MEETING, PLEASE SIGN AND RETURN THE ENCLOSED PROXY CARD TO ENSURE THAT YOUR STOCK WILL BE REPRESENTED. IF YOU ARE PRESENT AT THE MEETING AND DESIRE TO DO SO, YOU MAY WITHDRAW YOUR PROXY AND VOTE IN PERSON BY GIVING WRITTEN NOTICE TO THE SECRETARY OF THE COMPANY. PLEASE RETURN YOUR EXECUTED PROXY CARD PROMPTLY.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding beneficial ownership of our Common Stock as of April 17, 2008, by (i) each person or entity known to us owning beneficially 5% or more of our Common Stock (the holdings of certain unrelated entities listed below are generally based on shareholdings disclosed in their public filings), (ii) each of our current directors and nominees for the Board of Directors, (iii) each of our named executive officers set forth below in the Summary Compensation Table, and (iv) all current directors and executive officers as a group. Unless otherwise noted, shares are owned directly or indirectly with sole voting and investment power. Unless otherwise indicated, the address of each person named in the table below is c/o Jarden Corporation, 555 Theodore Fremd Avenue, Rye, NY 10580.

	Common Stock	
Name and Address	Shares Beneficially Owned (1)	Percent of Common Stock (2)
Capital Group International, Inc. 11100 Santa Monica Blvd. Los Angeles, CA 90025	7,570,630 (3)	9.8%
Warburg Pincus Private Equity VIII, L.P 466 Lexington Avenue New York, NY 10017	6,128,297 (4)	7.9%
Wellington Management Company, LLP 75 State Street Boston, MA 02109	4,331,842 (5)	5.6%
Glennhill Advisors, LLC 598 Madison Avenue, 12th Floor New York, NY 10022	4,041,400 (6)	5.2%
Martin E. Franklin	5,722,777 (7)	7.3%
Ian G.H. Ashken	1,019,301 (8)	1.3%
René-Pierre Azria	70,428 (9)	*
Michael S. Gross	7,775 (10)	*
Richard J. Heckmann	76,083 (11)	*
Douglas W. Huemme	56,412 (12)	*
James E. Lillie	470,047 (13)	*
Richard L. Molen	33,728 (14)	*
Richard T. Sansone	18,385	*
Irwin D. Simon	65,728 (15)	*
J. David Tolbert	98,970 (16)	*
Robert L. Wood	62,478 (17)	*
All directors, nominees for directors, and executive officers as a group (12 persons)	7,702,112 (18)	9.7%

* Less than 1%

(1) For purposes of this table, a person is deemed to have "beneficial ownership" of any share of Common Stock that such person has voting or investment power over or has the right to acquire within 60 days.

(2) Percent of class is based on the Common Stock outstanding and entitled to vote as of April 17, 2008, plus for each named person the number of shares of Common Stock not outstanding but for which such person is deemed to have "beneficial ownership" of as described in footnote (1). There were 77,111,722 shares outstanding and entitled to vote as of April 17, 2008.

(3) Based solely on Schedule 13G/A filed with the SEC on February 12, 2008.

(4) The holdings of Warburg Pincus Private Equity VIII, L.P. include the holdings of two affiliated funds, Warburg Pincus Netherlands Private Equity VIII C.V. I and WP-WPVIII Investors, L.P. (the three funds, the "Warburg Funds"). The sole general partner of the Warburg Funds is Warburg Pincus Partners, LLC, a New York limited liability company that is managed and wholly owned by Warburg Pincus & Co., a New York General Partnership. Warburg Pincus LLC, a New York limited liability company, manages the Warburg Funds. All of the shares beneficially owned by the Warburg Funds may be deemed to be beneficially owned by Warburg Pincus Partners, LLC, Warburg Pincus LLC and Warburg Pincus & Co. The address for the Warburg Funds and their general partner and manager is 466 Lexington Avenue, New York, New York 10017. Charles R. Kaye, a former director of the Company, and Joseph P. Landy are Managing General Partners of Warburg Pincus & Co. and Managing Members and Co-Presidents of Warburg Pincus LLC and may be deemed to control the Warburg Funds.

The Warburg Funds have entered into a voting trust agreement with Martin E. Franklin, as trustee (the "Voting Trust Agreement"), pursuant to which the Warburg Funds vested Mr. Franklin with the sole power to vote (i) 11,333,544 shares of our common stock held by the Warburg Funds, (ii) all additional shares of our common stock that may be issued in respect of such shares, and (iii) all other shares of our capital stock acquired by any of the funds during the term of the Voting Trust Agreement. The Voting Trust Agreement provides Mr. Franklin, as trustee, with full discretion as to how to vote the Warburg Funds' shares subject to the Voting Trust Agreement as he deems proper on all matters that may be submitted to our stockholders and to execute stockholders' consents at every annual and special meeting of our stockholders and in any and all proceedings wherein the vote or consent of our stockholders may be required or authorized and to vote upon any and all questions arising at such meetings with respect to such shares. The Voting Trust Agreement does not restrict the Warburg Funds' ability to transfer those shares, and the terms of the Voting Trust Agreement will not apply to any shares the Warburg Funds may transfer. The Voting Trust Agreement may be terminated by any of the parties on ten calendar days written notice, and will terminate automatically at such time as the Warburg Funds in the aggregate own less than 5% of the then outstanding shares of our common stock. As of April 17, 2008, 2,871,919 shares of the Common Stock are subject to the Voting Trust Agreement.

Based on solely on Schedule 13D/A filed with the SEC on April 17, 2008.

(5) Based solely on Schedule 13G/A filed with the SEC on February 14, 2008.

(6) Based solely on Schedule 13G filed with the SEC on January 22, 2008.

(7) Includes 1,125,000 shares subject to outstanding options to purchase Common Stock which are exercisable within 60 days. Includes 2,871,919 shares of Common Stock held by the Warburg Funds that Mr. Franklin has the power to vote, or direct the voting of pursuant to the Voting Trust Agreement described in footnote (4) above. Mr. Franklin disclaims beneficial ownership with respect to the 2,871,919 shares held by the Warburg Funds.

(8) Includes 337,500 shares subject to outstanding options to purchase Common Stock which are exercisable within 60 days.

(9) Includes 54,875 shares subject to outstanding options to purchase Common Stock which are exercisable within 60 days.

(10) Mr. Gross was elected as a director of the Company effective March 26, 2007 to fill a vacancy in Class I. Includes 4,275 shares of Common Stock held by the Vicki and Michael Gross Family Foundation, Inc. that Mr. Gross has the power to vote. Mr. Gross disclaims beneficial ownership with respect to the 4,275 shares held by the Vicki and Michael Gross Family Foundation, Inc.

(11) Mr. Heckmann was elected as a director of the Company effective September 20, 2007 to fill a vacancy in Class III.

(12) Includes 41,625 shares subject to outstanding options to purchase Common Stock which are exercisable within 60 days.

(13) Includes 262,500 shares subject to outstanding options to purchase Common Stock which are exercisable within 60 days.

(14) Includes 16,875 shares subject to outstanding options to purchase Common Stock which are exercisable within 60 days.

(15) Includes 54,875 shares subject to outstanding options to purchase Common Stock which are exercisable within 60 days.

(16) Includes 23,048 shares subject to outstanding options to purchase Common Stock which are exercisable within 60 days.

(17) Includes 51,875 shares subject to outstanding options to purchase Common Stock which are exercisable within 60 days.

(18) Includes 1,968,173 shares subject to outstanding options to purchase Common Stock which are exercisable within 60 days. The 2,871,919 shares of Common Stock held by the Warburg Funds that Mr. Franklin has the power to vote, or direct the voting of pursuant to the Voting Trust Agreement described above are included in the total number of shares disclosed that are beneficially owned by the Warburg Funds. Includes 4,275 shares beneficially owned by the Vicki and Michael Gross Family Foundation, Inc. Mr. Gross disclaims beneficial ownership of all shares held by the Vicki and Michael Gross Family Foundation, Inc.

INFORMATION REGARDING BOARD OF DIRECTORS AND COMMITTEES

Statement on Corporate Governance

The Company maintains formal corporate governance standards. The Company has reviewed internally and with the Board of Directors the provisions of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"), the rules of the SEC and the NYSE's corporate governance listing standards regarding corporate governance policies and processes and is in compliance with the rules and listing standards. The Company has adopted charters for its Audit Committee, Compensation Committee and Nominating and Policies Committee and implemented a Governance Principles and Code of Conduct Policy, Business Conduct and Ethics Policy and Insider Trading Policy. You can access all of these documents on the "Governance" page of the Company's website, *www.jarden.com,* or by writing to us at Jarden Corporation, 555 Theodore Fremd Avenue, Rye, NY 10580, Attention: Corporate Governance.

In accordance with NYSE corporate governance listing standards, our Governance Principles and Code of Conduct Policy requires the Board of Directors to designate a non-executive lead director to preside over non-executive sessions and perform any duties more appropriately performed by an independent director which would otherwise be performed by the Chairman of the Board of Directors. Irwin D. Simon has been designated as the Lead Independent Director. The Company's non-management directors meet at least once per year in a non-executive session without management at which Mr. Simon presides. Stockholders and other interested parties may communicate with the Company's Lead Independent Director or the non-management directors as a group either by writing to Irwin D. Simon, c/o Jarden Corporation, 555 Theodore Fremd Avenue, Rye, NY 10580 or sending an e-mail to BOD@jarden.com. Correspondence received will be forwarded to Mr. Simon promptly. The Board of Directors has directed that certain items that are unrelated to the duties and responsibilities of the Board of Directors should be excluded, such as:

- spam;
- junk mail and mass mailings;
- product inquiries and suggestions;
- resumes and other forms of job inquiries;
- surveys; and
- business solicitations or advertisements.

In addition, material that is unduly hostile, threatening, illegal or similarly unsuitable will be excluded, with the provision that any communication that is filtered out must be made available to any outside director upon request.

Our Governance Principles and Code of Conduct Policy require that a majority of the directors satisfy the independence requirements of the SEC and the NYSE. In general, "independent" means that the director shall have no material relationship with the Company or any member of the senior management of the Company. In performing their duties, directors must hold themselves free of any interest, influence or relationship with respect to any activity which could impair their judgment or objectivity in the course of their service to the Company. The policy establishes a mandatory retirement age of 70 for independent directors. It also urges independent directors with more than one year of service to own at least 1,000 shares of common stock of the Company. Based on the aforementioned standards, the Board of Directors has determined that each of the following non-employee directors is independent and has no relationship with the Company, except as a director and stockholder of the Company:

(1) René-Pierre Azria

(2) Michael S. Gross

(3) Richard J. Heckmann

(4) Douglas W. Huemme

(5) Richard L. Molen

(6) Irwin D. Simon

(7) Robert L. Wood

In addition, based on such standards, the Board of Directors determined that: (a) Martin E. Franklin is not independent because he is the Chairman and Chief Executive Officer of the Company; and (b) Ian G.H. Ashken is not independent because he is the Vice Chairman and Chief Financial Officer of the Company.

In addition to the foregoing, our Governance Principles and Code of Conduct Policy also provides for:

- reviewing and approving a succession plan for the Chief Executive Officer of the Company at least annually;
- the Board of Directors reviewing and assessing its own performance at least annually; and
- the right of the Board of Directors to hire its own advisors to assist it in performing its duties without obtaining the approval of management.

During 2007, the Board of Directors held nine meetings. The Board of Directors has standing Compensation, Nominating and Policies, and Audit Committees. During 2007, each current director attended 75% or more of the aggregate number of meetings of the Board of Directors and the Committees of the Board of Directors on which he or she served, which were held during his or her period of service. The Compensation and Nominating and Policies Committees do not meet on a regular basis, but only as circumstances require. The Company does not have a formal policy as to Board of Directors attendance at our annual meetings of Stockholders. Messrs. Franklin and Ashken were the only directors who attended our last annual meeting.

Compensation Committee

The Compensation Committee reviews recommendations for executive compensation, including incentive compensation and stock incentive plans and makes recommendations to the Board of Directors concerning levels of executive compensation and adoption of incentive and stock plans. Pursuant to the Compensation Committee's charter, the Compensation Committee's authority generally includes the authority to do each of the following:

- To assist the Board of Directors in developing and evaluating potential candidates for executive positions, including the CEO, and to oversee the development of executive succession plans.
- To review and approve corporate goals and objectives with respect to compensation for the Company's CEO, evaluate the CEO's performance in light of those goals and objectives, and, either as a committee or together with the other independent directors, determine and approve the CEO's compensation level based on this evaluation. In determining the long-term incentive component of the CEO's compensation, the Compensation Committee shall consider the Company's performance and relative stockholder return, the value of similar incentive awards to chief executive officers at comparable companies, and the awards given to the Company's CEO in past years.
- To make recommendations to the Board of Directors with respect to non-CEO compensation, incentive-compensation plans and equity-based plans. The Compensation Committee shall also provide oversight of management's decisions concerning the performance and compensation of other Company officers.
- To review the Company's incentive compensation and other stock-based plans and recommend changes in such plans to the Board of Directors as needed. The Committee shall have and shall exercise all the authority of the Board of Directors with respect to the administration of such plans.

- To produce the Compensation Committee Report on executive compensation to be included in the Company's proxy statement.
- To review on an annual basis director compensation and benefits.

The Compensation Committee shall have authority to retain such compensation consultants, outside counsel and other advisors as the Compensation Committee may deem appropriate in its sole discretion.

The Compensation Committee consists of Messrs. Molen (Chairman), Simon (Vice Chairman), Azria and Gross. All of the members of the Compensation Committee meet the independence standards contained in the NYSE corporate governance rules. The Compensation Committee met four times during 2007.

Nominating and Policies Committee

The purpose of the Nominating and Policies Committee is to identify, evaluate and nominate qualified candidates for election to the Board of Directors. The Nominating and Policies Committee considers all qualified candidates identified by members of the committee, by other members of the Board of Directors and by senior management. The Nominating and Policies Committee will also consider nominees recommended by Stockholders. The names, resume(s) and biographical information of such nominees should be forwarded to the Secretary, Jarden Corporation, 555 Theodore Fremd Avenue, Rye, New York 10580, who will submit them to the Nominating and Policies Committee for its consideration. See the section titled "Other Matters – Proposals by Stockholders" for more information on Stockholder nominations of candidates for election to the Board of Directors.

The Nominating and Policies Committee is also responsible for developing and recommending to the Board of Directors a set of corporate governance principles and periodically reviewing and reassessing the adequacy of those principles and recommending any proposed changes to the Board of Directors for approval, and advising the Board of Directors on corporate governance matters as they arise.

The Nominating and Policies Committee evaluates all candidates for director, regardless of the person or firm recommending such candidate, on the basis of the length and quality of their business experience, the applicability of such candidate's experience to the Company and its business, the skills and perspectives such candidate would bring to the Board of Directors and the personality or "fit" of such candidate with existing members of the Board of Directors and management.

All members of the Board of Directors should possess the following minimum qualifications as determined by the Nominating and Policies Committee: fundamental qualities of intelligence, honesty, perceptiveness, good judgment, maturity, high ethics and standards, integrity, fairness and responsibility; have a genuine interest in the Company; be committed to enhancing stockholder value; and have the ability and willingness to spend the time required to function effectively as a director of the Company.

The Nominating and Polices Committee may engage third-party search firms from time to time to assist it in identifying and evaluating nominees for director.

Based on its assessment of each candidate's independence, skills and qualifications and the criteria described above, the Nominating and Policies Committee will make recommendations regarding potential director candidates to the Board of Directors.

The Nominating and Policies Committee consists of Messrs. Huemme (Chairman), Molen (Vice Chairmen), Simon and Heckmann. All of the members of the Nominating and Policies Committee meet the independence standards contained in the NYSE corporate governance rules. The Nominating and Policies Committee met once during 2007.

Audit Committee

The Audit Committee consists of Messrs. Azria (Chairman), Gross (Vice Chairman), Huemme and Wood. Each of the Audit Committee members satisfies the definition of independent director as established in the NYSE corporate governance listing standards. In accordance with Section 407 of the Sarbanes-Oxley Act, the Board of Directors determined Messrs. Azria and Gross to be a "Financial Experts," as defined in Item 407(d)(5) of Regulation S-K promulgated by the SEC. The duties of the Audit Committee are to: (a) recommend the appointment by the Board of Directors of the registered public accounting firm who shall conduct the annual audit of the Company; (b) assist the Board of Directors in fulfilling its fiduciary responsibilities relating to corporate accounting and reporting practices through review of accounting principles, policies, and changes thereto, financial statements, and general financial disclosure procedures; (c) maintain, through periodic meetings, a direct line of communication with the independent accountants to provide for exchanges of views and information; and (d) review management's evaluation of the adequacy of the Company's internal control structure and the extent to which major recommendations made by the independent accountants have been implemented. The number of meetings held during the year is set forth in the "Report of the Audit Committee," included in this Proxy Statement. The Audit Committee is governed by a written Audit Committee Charter previously approved by the Board of Directors, which may be amended from time to time. The Audit Committee Charter is reviewed and reassessed by the Audit Committee and approved by the Board of Directors as needed but at least annually.

Section 301 of the Sarbanes-Oxley Act requires the Audit Committee to establish procedures for the receipt, retention and treatment of complaints received by the Company from its employees regarding perceived questionable accounting or auditing matters. The Company uses an independent third party to provide an 800 number for the receipt, recording and transcription of any complaints received.

Report of the Audit Committee

The Audit Committee oversees the Company's financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process, including the systems of internal accounting control. In fulfilling its oversight responsibilities, the Audit Committee reviewed the audited financial statements in the Annual Report with management including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements.

The Audit Committee has met and reviewed with the independent registered public accounting firm, who is responsible for expressing an opinion on the conformity of the Company's audited financial statements with generally accepted accounting principles, their judgments as to the quality, not just the acceptability, of the Company's accounting principles and such other matters as are required to be discussed with the Audit Committee under generally accepted auditing standards, including Statement on Auditing Standards No. 61 (as amended by Statement on Auditing Standards No. 90) and the assessment of the Company's internal control over financial reporting. In addition, the Audit Committee has discussed with the independent registered accounting firm the auditors' independence from management and the Company, including the matters in the written disclosures required by the Independence Standards Board No. 1 (Independent Discussions with Audit Committees). The Audit Committee also has considered whether the independent registered public accounting firm's provisions of non-audit services to the Company is compatible with the auditors' independence.

The Audit Committee discussed with the Company's independent registered public accounting firm the overall scope and plans for their respective audits. The Audit Committee meets with the independent registered public accounting firm, with and without management present, to discuss the results of their examination, and the overall quality of the Company's financial reporting processes, the evaluation of the Company's internal accounting controls, and the overall quality of the Company's financial reporting. The Audit Committee held four meetings during 2007.

In reliance on the reviews and discussions referred to above, the Audit Committee reviewed and, together with the other members of the Board of Directors, approved for filing with the SEC the Annual Report on Form 10-K for the year ended December 31, 2007, which included audited financial statements for such year. The Audit Committee approved and the Board of Directors have also ratified and recommended the appointment of the Company's independent registered public accounting firm for 2008.

Respectfully submitted.

Audit Committee
René-Pierre Azria, Chairman
Michael S. Gross, Vice Chairman
Douglas W. Huemme
Robert L. Wood

The Report of the Audit Committee does not constitute soliciting material, and shall not be deemed to be filed or incorporated by reference into any other Company filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that the Company specifically incorporates the Report of the Audit Committee by reference therein.

Compensation of Directors

The Company uses a combination of cash and stock-based incentive compensation to attract and retain qualified candidates to serve on the Board. In setting director compensation, the Company considers the significant amount of time that directors expend in fulfilling their duties on our Board and Board committees as well as the skill-level required by the Company of members of the Board and the need to continue to attract highly qualified candidates to serve on our Board. Director compensation arrangements are reviewed annually to maintain such standards.

Director Summary Compensation Table

The following table summarizes the compensation paid to our non-employee directors for the fiscal year ended December 31, 2007:

Director Compensation (1)

	Fees Earned or Paid in Cash ($)	Stock Awards ($) (2)	Option Awards ($) (3)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
René-Pierre Azria	$42,000	$213,393	$42,914	—	—	—	$298,307
Michael S. Gross	28,000	87,649	—	—	—	—	115,649
Richard J. Heckmann	10,000	17,768	—	—	—	—	27,768
Douglas W. Huemme	43,000	196,686	42,914	—	—	—	282,600
Charles R. Kaye (4)	27,000	159,122	20,934	—	—	—	207,056
Richard L. Molen	43,000	196,686	42,914	—	—	—	282,600
Irwin D. Simon	44,000	196,686	42,914	—	—	—	283,600
Robert L. Wood	39,000	196,686	42,914	—	—	—	278,600

(1) Martin E. Franklin, the Company's Chairman and Chief Executive Officer, and Ian G.H. Ashken, the Company's Vice Chairman and Chief Financial Officer, are not included in this table as they are employees of the Company and thus receive no compensation for their service as directors. The compensation for Messrs. Franklin and Ashken as employees of the Company is shown in the Summary Compensation Table.

(2) Reflects the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2007 in accordance with FAS 123(R) and thus may include amounts from awards granted in and prior to 2007. As of December 31, 2007, each director has the following aggregate number of unvested

restricted stock or restricted stock awards held by such director as follows: René-Pierre Azria, 3,500, all of which were granted on May 24, 2007 at a grant date fair value of $150,255 or $42.93 per share; Michael S. Gross, 3,500, all of which were granted on May 24, 2007 at a grant date fair value of $150,255 or $42.93 per share; Richard J. Heckmann, 2,334, all of which were granted on October 26, 2007 at a grant date fair value of $71,070 or $30.45 per share; Douglas W. Huemme, 3,500, all of which were granted on May 24, 2007 at a grant date fair value of $150,255 or $42.93 per share; Charles R. Kaye, 3,500, all of which were granted on May 24, 2007 at a grant date fair value of $150,255 or $42.93 per share; Richard L. Molen, 3,500, all of which were granted on May 24, 2007 at a grant date fair value of $150,255 or $42.93 per share; Irwin D. Simon, 3,500, all of which were granted on May 24, 2007 at a grant date fair value of $150,255 or $42.93 per share and Robert L. Wood, 3,500, all of which were granted on May 24, 2007 at a grant date fair value of $150,255 or $42.93 per share. For complete beneficial ownership information of the stock of our directors, see "Security Ownership of Certain Beneficial Owners and Management." For a discussion of the valuation assumptions, see Note 13 to our audited financial statements for the fiscal year ended December 31, 2007, included in our Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 25, 2008.

(3) Reflects the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2007 in accordance with FAS 123(R), and thus includes amounts from awards granted prior to 2007, as no directors were granted option awards in 2007. As of December 31, 2007, the aggregate number of unexercised options (vested and unvested) held by each director was as follows: René-Pierre Azria, 54,875; Michael S. Gross, none; Richard J. Heckmann, none; Douglas W. Huemme, 41,625; Charles R. Kaye, none; Richard L. Molen, 16,875; Irwin D. Simon, 54,875 and Robert L. Wood, 51,875. For complete beneficial ownership information of the stock of our directors, see "Security Ownership of Certain Beneficial Owners and Management." For a discussion of the valuation assumptions, see Note 13 to our audited financial statements for the fiscal year ended December 31, 2007, included in our Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 25, 2008.

(4) Charles R. Kaye resigned from the Board of Directors effective on September 20, 2007.

Discussion of Director Compensation

Directors who are also employees of the Company receive no additional compensation for their service on the Board or on any Board committee.

Cash Compensation

Effective April 23, 2007, each non-employee directors received a flat retainer of $40,000 per year, payable quarterly. In 2007, the chairman of each of the Audit, Compensation and Nominating and Policies Committees and the Lead Independent Director received an additional $5,000. In 2007, each member of any Board committee, who is not also the chairman, received an additional $1,000 per year.

Stock Awards

Non-employee directors of the Company are also eligible to receive stock option grants and restricted stock awards under the Company's Amended and Restated 2003 Stock Incentive Plan, as amended. On May 24, 2007, each of the then current non-employee directors of the Company was awarded 3,500 shares of restricted stock under the Amended and Restated 2003 Stock Incentive Plan, as amended. The restrictions over the restricted stock lapse May 24, 2008. On October 26, 2007, Mr. Heckmann, a recently appointed non-employee director of the Company was awarded 2,334 shares of restricted stock under the Amended and Restated 2003 Stock Incentive Plan, as amended. The restrictions over the restricted stock lapse May 24, 2008.

In total, during the fiscal year ended December 31, 2007, 26,834 shares of restricted stock were awarded to non-employee directors serving on the Board during 2007, all of which were awarded pursuant to the Amended and Restated 2003 Stock Incentive Plan, as amended.

Stock Ownership Guidelines

All of our directors are expected to have a personal investment in the Company through their ownership of our shares. As a guideline, each director should own at least 1,000 shares of our common stock. All of our directors either currently meet our director stock ownership guidelines or we expect that they will meet the guidelines within one year of becoming a director.

Indemnification

We indemnify our directors and elected officers to the fullest extent permitted by law so that they will be free from undue concern about personal liability in connection with their service to the Company. Our Restated Certificate of Incorporation, as amended, and Amended and Restated Bylaws also provide that we will indemnify any of our directors and officers against any and all costs, expenses or liabilities incurred by them by reason of having been a director or officer.

Involvement in Certain Legal Proceedings

To the knowledge of the Company, no director, executive officer, or person nominated to become a director or executive officer has within the last five years: (i) had a bankruptcy petition filed by or against, or a receiver, fiscal agent or similar officer appointed by a court for, any business or property of such person or entity with respect to which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time; (ii) been convicted in a criminal proceeding or is currently subject to a pending criminal proceeding (excluding traffic violations or other minor offenses); (iii) been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his or her involvement in the following activities: (a) acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity; (b) engaging in any type of business practice; or (c) engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of federal or state securities laws or federal commodities laws; (iv) was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any federal or state authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any activity described above under this Item, or to be associated with persons engaged in any such activity; and (v) been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Except as set forth below, the Company is not aware of any material proceedings to which any director, executive officer or affiliate of the Company, any owner of record or beneficial owner of more than 5% of any class of the Company's voting securities, or any associate of any such director, executive officer or affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

In February of 2006, a derivative complaint was filed against certain officers and the Board of Directors of the Company in the United States District Court for the Southern District of New York. The Company is named as a nominal defendant. The complaint alleges, among other things, that the individual defendants violated their fiduciary duties by failing to disclose material information and/or by misleading the investing public about the Company's business and financial condition relating to the acquisition of The Holmes Group, Inc. The complaint seeks damages and other monetary relief against the individual defendants. The Company filed a motion to dismiss the complaint on June 15, 2006. The motion has been fully briefed, but the Court has not yet issued a decision. The Company intends to defend itself vigorously in this action.

PROPOSAL 1

ELECTION OF DIRECTORS

The Restated Certificate of Incorporation of the Company (as amended, the "Certificate of Incorporation") provides that the maximum number of directors shall be nine and the minimum number shall be two. The Board of Directors of the Company is divided into three classes of directors having staggered three-year terms of office. The Amended and Restated Bylaws (the "Bylaws") of the Company provides that the number of members constituting the entire Board of Directors is nine. Currently, there are nine individuals serving as members of the Board of Directors. The proxies solicited hereby cannot be voted for a greater number of persons than the number of nominees named herein, of which there are three only. At each annual meeting of Stockholders, the successor of each director whose term expires at that annual meeting is elected to hold office for a term expiring at the annual meeting of Stockholders held in the third year following the year of his or her election, or until his or her successor has been elected and qualified in accordance with the Certificate of Incorporation and Bylaws. Pursuant to the Certificate of Incorporation, in general, any vacancies on our Board of Directors resulting from death, resignation, disqualification, removal or other cause may be filled by an affirmative vote of a majority of the remaining directors then in office.

The terms of office of the Class III Directors, including Richard J. Heckmann, Douglas W. Huemme and Irwin D. Simon expire at this Meeting and each of Richard J. Heckmann, Douglas W. Huemme and Irwin D. Simon are nominated for re-election. Mr. Heckmann was initially nominated to the Board of Directors pursuant to the terms of that certain Merger Agreement with K2 Inc. (See Section titled "Certain Relationships and Related Transitions" for a further description). The terms of office of the Class I Directors, including Martin E. Franklin, René-Pierre Azria and Michael S. Gross expire at the 2009 annual meeting. The terms of office of the Class II Directors, including Ian G.H. Ashken, Richard L. Molen and Robert L. Wood, expire at the 2010 annual meeting. There are no family relationships among any of the directors or executive officers of the Company.

Unless otherwise specified, each proxy received will be voted for the election as directors of the three nominees named below to serve until the 2011 annual meeting or until their successors shall have been duly elected and qualified. Each of the nominees has consented to be named a nominee in the Proxy Statement and to serve as a director if elected. Should any nominee become unable or unwilling to accept a nomination or election, the persons named in the enclosed proxy will vote for the election of a nominee designated by the Board of Directors or will vote for such lesser number of directors as may be prescribed by the Board of Directors in accordance with the Bylaws of the Company. At present, it is anticipated that each nominee will be a candidate.

The following persons have been nominated as Class III directors:

Name	Age	Director Since	Business Experience
Richard J. Heckmann	64	2007	Mr. Heckmann has been the Chairman and Chief Executive Officer of Heckmann Corporation since May 2007. From February 2007 to August 2007, Mr. Heckmann was the Executive Chairman of K2 Inc. ("K2"), and from April 2000 to August 2007, he was the Chairman of the Board of Directors of K2. Previously, he served as the Chief Executive Officer of K2 from October 2002 through February 2007. Mr. Heckmann retired as Chairman of Vivendi Water, an international water products group of Vivendi S.A., a worldwide utility and communications company with headquarters in France, in June 2001.
Douglas W. Huemme	66	1999	Mr. Huemme was Chairman and Chief Executive Officer of Lilly Industries, Inc., an industrial coating and specialty chemical company, from 1990 until his retirement in December 2000. He also served as President of Lilly Industries, Inc. from 1990 until April 1999.
Irwin D. Simon	49	2002	Mr. Simon is the Chairman, Chief Executive Officer and President of Hain Celestial Group, Inc., a marketer and distributor of natural, organic and specialty food products and a NASDAQ company ("Hain"). Mr. Simon was appointed Chief Executive Officer and President of Hain in May 1993 and subsequently appointed Chairman of the Board of Directors of Hain in April 2000. From December 1990 through December 1992, Mr. Simon was employed in various marketing capacities with Slim-Fast Foods Company, a national marketer of meal replacement and weight loss food supplements. Mr. Simon also serves as a director of Yeo Hiap Seng Ltd, a Singapore public company and Marathon Acquisition Corp.

The Board of Directors unanimously recommends that Stockholders vote "FOR" each of the persons nominated by the Board of Directors to serve as Class III Directors.

The terms of the following Class I directors expire at the 2009 annual meeting:

Name	Age	Director Since	Business Experience
Martin E. Franklin	43	2001	Mr. Franklin is Chairman and Chief Executive Officer of the Company. Mr. Franklin was appointed to the Board of Directors on June 25, 2001 and became Chairman and Chief Executive Officer effective September 24, 2001. Mr. Franklin is also a principal and executive officer of a number of private investment entities. Mr. Franklin was the Chairman of the Board of Directors of Bollé Inc. from February 1997 until February 2000. Mr. Franklin has previously held positions as Chairman and Chief Executive Officer of Lumen Technologies, Inc. from May 1996 to December 1998, and Benson Eyecare Corporation from October 1992 to May 1996. Mr. Franklin also serves as a director of Kenneth Cole Productions, Inc. and GLG Partners, Inc., and as Chairman of the Board of Liberty Acquisition Holdings Corp. and Liberty Acquisition Holdings (International) Company.
René-Pierre Azria	51	2002	Mr. Azria serves as President and CEO of Tegris LLC, a private investment bank and has over twenty-five years of corporate finance experience, working generally on large size transactions with a high degree of complexity. His industry experience is concentrated in technology, media and telecommunications, and also includes healthcare and consumer goods. Prior to Tegris, Mr. Azria was from 1996 to 2007 a Managing Director at Rothschild, Inc. and a Rothschild worldwide partner. Prior to joining Rothschild, Inc. in 1996, Mr. Azria served as Managing Director of Blackstone Indosuez and President of Financiére Indosuez Inc. in New York. Mr. Azria also serves as a director of two privately held publishing companies.
Michael S. Gross	46	2007	Since July 2006, Mr. Gross has been Co-Chairman of the investment committee of Magnetar Financial LLC ("MFLLC"), an investment manager, and a senior partner in Magnetar Capital Partners LP, the holding company for MFLLC. Since March 2007, Mr. Gross has served as Chairman, Chief Executive Officer and Managing Member of Solar Capital, LLC, a newly organized externally managed finance company. Mr. Gross has been the Chairman, Chief Executive Officer and Secretary of Marathon Acquisition Corp. since April 2006. Between February 2004 and February 2006, Mr. Gross was the President and Chief Executive Officer of Apollo Investment Corporation ("AIC"), a publicly traded business development company, and was the managing partner of Apollo Investment Management, L.P. ("AIM"), a leading private equity firm which he founded in 1990 and the investment adviser to AIC. From 1990 to February 2006, Mr. Gross was a senior partner at AIM. Mr. Gross currently serves on the boards of directors of Saks, Inc., Alternative Asset Management Acquisition Corp. and United Rentals, Inc.

The terms of the following Class II directors expire at the 2010 annual meeting:

Name	Age	Director Since	Business Experience
Ian G.H. Ashken	47	2001	Mr. Ashken is Vice Chairman and Chief Financial Officer of the Company and until February 15, 2007 was also Secretary of the Company. Mr. Ashken was appointed to the Board of Directors on June 25, 2001 and became Vice Chairman, Chief Financial Officer and Secretary effective September 24, 2001. Mr. Ashken is also a principal and executive officer of a number of private investment entities. Mr. Ashken was the Vice Chairman of the Board of Directors of Bollé Inc. from December 1998 until February 2000. From February 1997 until his appointment as Vice Chairman, Mr. Ashken was the Chief Financial Officer and a director of Bollé, Inc. Mr. Ashken previously held positions as Chief Financial Officer and a director of Lumen Technologies, Inc. from May 1996 to December 1998 and Benson Eyecare Corporation from October 1992 to May 1996. Mr. Ashken also serves as a director of GLG Partners, Inc.
Richard L. Molen	67	1993	Mr. Molen was the Chairman, President and Chief Executive Officer of Huffy Corporation, a sporting goods company, from September 1994 until his retirement in December 1997. Mr. Molen served as President and Chief Executive Officer of Huffy Corporation since April 1993, and had served on its Board of Directors since June 1984.
Robert L. Wood	54	2000	Mr. Wood joined Chemtura Corp., a global producer and marketer of polymer products and specialty chemicals, as President and Chief Executive Officer in January 2004. From 1977 to January 2004, Mr. Wood worked for The Dow Chemical Company, serving from November 2000 until January 2004 as Business Group President for Thermosets and Dow Automotive. From May 1997 until November 2000 he served as Business Vice President for Polyurethanes. From October 1995 until May 1997 he acted as Business Vice-President for Engineering Plastics.

EXECUTIVE OFFICERS OF THE COMPANY

The following table sets forth the name, age and position of each of our executive officers as of April 17, 2008. The executive officers of the Company are appointed by and serve at the discretion of the Board of Directors of the Company.

Name	Age	Position
Martin E. Franklin	43	Chairman and Chief Executive Officer
Ian G.H. Ashken	47	Vice Chairman and Chief Financial Officer
James E. Lillie	46	President and Chief Operating Officer
J. David Tolbert	47	Senior Vice President, Human Resources and Corporate Risk
Richard T. Sansone	41	Senior Vice President and Chief Accounting Officer
John E. Capps	43	Senior Vice President, General Counsel and Secretary

See the table of nominees for election as directors for biographical data with respect to Martin E. Franklin and Ian G.H. Ashken. See the narrative description of the employment agreements for Martin E. Franklin, Ian G.H. Ashken, James E. Lillie, Richard T. Sansone and J. David Tolbert for further terms with respect to the terms of their respective positions and employment.

James E. Lillie. Mr. Lillie is President and Chief Operating Officer of the Company. Mr. Lillie joined the Company in August 2003 as Chief Operating Officer and assumed the additional title and responsibilities of President effective January 2004. From 2000 to 2003, Mr. Lillie served as Executive Vice President of Operations at Moore Corporation, Limited, a diversified commercial printing and business communications company. From 1999 to 2000, Mr. Lillie served as Executive Vice President of Operations at Walter Industries, Inc., a Kohlberg, Kravis, Roberts & Company ("KKR") portfolio company. From 1990 to 1999, Mr. Lillie held a succession of senior level human resources, manufacturing, finance and operations positions at World Color, Inc., another KKR portfolio company.

J. David Tolbert. Mr. Tolbert is Senior Vice President, Human Resources and Corporate Risk of the Company. From October 1998 to January 2005, Mr. Tolbert served as Vice President, Human Resources and Administration of the Company. From April 1997 to October 1998, Mr. Tolbert served as Vice President, Human Resources and Corporate Risk of the Company. From October 1993 to April 1997, Mr. Tolbert served as Director of Human Resources of the Company. Since joining Ball Corporation in 1987, Mr. Tolbert served in various human resource and operating positions of Ball's and the Company's former Plastic Packaging division.

Richard T. Sansone. Mr. Sansone is the Senior Vice President and Chief Accounting Officer of the Company. Prior to joining the Company, he most recently served as Senior Vice President, Controller and Chief Accounting Officer of RR Donnelley and Sons (formerly Moore Corporation, Limited), from April 2001 to December 2005. From 1992 to 2001, Mr. Sansone was with PricewaterhouseCoopers, LLP where he was an Audit Senior Manager.

John E. Capps. Mr. Capps is Senior Vice President, General Counsel and Secretary of the Company. Mr. Capps has been with the Company since January 2005. From 2003 to 2005, Mr. Capps was with American Household, Inc. which was acquired by the Company in January 2005, where he most recently served as Vice President-Legal. Prior to 2003, Mr. Capps was in private law practice with the firm Sullivan & Cromwell LLP.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Introduction

The Company's Compensation Committee of the Board (the "Committee") establishes the salaries and other compensation of the executive officers of the Company, including its Chairman and Chief Executive Officer ("CEO") and other Named Executive Officers (as defined below). The Committee consists of three independent directors, all of whom have considerable experience in executive compensation issues and management development. No member of the Committee has ever been an officer or employee of the Company, nor is there a direct or indirect relationship between any of the members of the Committee and any of the Company's executive officers. The Committee operates under a written charter adopted by the Board of Directors that is available at the Company's web site at *www.jarden.com* under the "Governance" tab.

The Committee has approved a compensation philosophy and objectives for the Company, which is described below.

Executive Compensation Philosophy and Objectives

The Committee continues to examine and refine our compensation philosophy, objectives and strategy throughout the fiscal year as part of our ongoing efforts to maintain "best practice" in this area and corporate governance in general. The Committee's guiding principle is to assure that the Company's compensation and benefits policies attract and retain the key employees necessary to support the Company's growth and success, both operationally and strategically and to motivate their executives to achieve short - and long-term goals with the ultimate objective of creating sustainable improvements in stockholder value. This principle guides the design and administration of compensation and benefits programs for the Company's officers, other executives and the general workforce.

The total compensation package, which includes base salary, incentive compensation and other incentive opportunities in the form of grants under the Company's stock incentive plans, is designed to allow the Company to attract, motivate, and retain top-quality executives. Such principles are accomplished by linking management's compensation to the Company's success in creating value for its stockholders. The levels of compensation at competitive companies, derived from compensation surveys provided by outside consultants, as well as other factors such as the Company's performance, growth and relative stockholder return, achievement of specific financial goals, a subjective determination of the executive's past performance and expected future contributions to the Company and the awards given to the executive in the past, are used for comparison in establishing the Company's overall compensation plan for certain executive officers.

Use of Outside Consultants

The Committee retains an outside compensation and benefits consulting firm from time to time to respond directly to the Committee and its inquiries regarding management pay, compensation design and other related matters. The Committee may ask that management participate in these engagements. Use of a particular consulting firm by the Committee does not preclude management from hiring the same consulting firm. The Committee engaged Towers Perrin, a nationally recognized compensation consulting firm to provide recommendations on future compensation, to provide market data to the Committee and management on competitive pay practices for executives and assist in designing compensation and benefits programs, including long-term equity incentive compensation programs. The Committee met with Towers Perrin on at least one occasion in 2007 and with members of management. The Committee also engaged Towers Perrin to conduct a study to review the Company's annual and long-term incentive plan. The Company participates in compensation surveys of Towers Perrin to conduct a competitive compensation analysis including marketplace base salary, target annual incentive opportunity, target total annual compensation, actual total annual compensation, long term incentive award level, target total direct compensation, and actual total direct compensation rates. The Company compares itself to general industry companies of comparable revenues for positions below the senior management level. For senior management positions, the Company looked at the general industry as well as high growth and high performing companies reflective of the Company's strategic objective including:

Fortune Brands, Inc.	Coach Inc.
Harman International Industries, Inc.	Pool Corp.
Oshkosh Truck Corp.	Claire's Stores Inc.
Thor Industries Inc.	Oxford Industries Inc.
Phillips-Van Heusen Corp.	Garmin Ltd.

The Committee does not, however, believe that it is appropriate to make any compensation decisions, whether regarding base salaries or incentive pay, primarily based upon benchmarking to a peer or other representative group of companies. The information from the outside consultant regarding pay practices at other companies was provided to the Committee as a resource for their deliberations for executive compensation decisions and is useful in at least two respects. First, the Committee recognizes compensation practices must be competitive in the marketplace. Second, this marketplace information is one of the many factors that management and the Committee consider in assessing the reasonableness and appropriateness of our compensation programs. Although we do not target executive compensation to any peer group median, we strive to provide a compensation package that is competitive in the market and rewards each executive's performance.

The Elements of the Company's Compensation Program

For the fiscal year ended December 31, 2007, the components of compensation for Named Executive Officers were:

- cash consideration;
- equity-based consideration; and
- perquisites and other personal and additional benefits.

Additional details on each element of our compensation program are outlined below.

Cash Compensation

For 2007, base salaries and target performance incentive compensation participation rates (percentage of base salary) for the Company's Chairman and CEO, Vice Chairman and Chief Financial Officer ("CFO"), and President and Chief Operating Officer ("COO") were established pursuant to their respective employment agreements, amended and restated in May 2007 and further amended in November 2007 (described below under the heading "Employment Agreements"), while target performance incentive compensation participation rates (percentage of base salary) for the Company's other executive officers were fixed by either their respective employment agreements or by the Committee. Target incentive participation rates are established and reviewed based upon factors such as the Company's performance and growth, achievement of specific financial goals and increases to stockholder equity, a subjective determination of the executive's past performance and expected future contributions to the Company, and aggregate compensation of persons holding similar positions with comparable companies.

For 2007, target incentive participation rates were 50% for the Chairman and CEO, the Vice Chairman and CFO, the President and COO and the Senior Vice President of Human Resources and Corporate Risk and 40% for the Senior Vice President and Chief Accounting Officer. Payments of incentive compensation for 2007 could have ranged from 0 to 200% of target bonus opportunity and were based on a goal for corporate performance as measured by as-adjusted earnings per share ("EPS"). EPS serves as a balanced indicator of sustained stockholder value. Therefore, the evaluation of executive performance based on this measure provides an incentive for individual executives to perform in the best interests of stockholders. The Committee establishes in advance any general types of adjustments it would make to EPS to determine such incentive compensation rates, and are set forth below. Reported earnings per share as disclosed in the Company's Form 10-K would not take into account the adjustments as set forth below.

The table below sets forth the performance goals established by the Committee for the named executive officers under the Amended and Restated 2003 Stock Incentive Plan, as amended.

Performance Goal	EPS	Payout
Target EPS	$2.64	100% of target participation rate
Maximum EPS	2.90	200% of target participation rate

For 2007, the Committee approved the payment of incentive compensation at 192% of the targeted payout for each Named Executive Officer based on the Company's achievement of EPS of $2.88. In determining the 2007 results for incentive compensation purposes, the Committee included in EPS adjustments for:

- manufacturer's profit in inventory;
- reorganization and acquisition-related integration costs;
- non-cash stock-based compensation costs;
- certain duplicative administrative costs associated with the ongoing integration activities;
- amortization of acquired intangible assets; and
- a tax provision adjustment which reflects the adjustment of a tax cost associated with the legal reorganization of the Consumer solutions business and the normalization of the as adjusted results to the Company's 36% effective tax rate.

In addition to the payment of an annual incentive bonus, the Committee, in its sole discretion, may approve an additional discretionary bonus for certain Named Executive Officers for exceptional performance related to other corporate activity undertaken by the Company in any year. For 2007, the Committee approved an additional performance-based bonus to Messrs. Franklin and Ashken to recognize their contributions towards the Company achieving extraordinary performance during the year. In approving the additional performance bonuses, the Committee considered Messrs. Franklin and Ashken's outstanding leadership of the Company during fiscal 2007 as evidenced by the consummation of acquisitions of Pure Fishing, Inc. and K2 Inc.

Base salary, incentive compensation and the amount of discretionary bonus (total cash compensation) earned in 2007 by the Named Executive Officers are reflected in the "Salary", "Bonus" and "Non-Equity Incentive Plan Compensation" columns in the Summary Compensation Table set forth below.

Equity-Based Compensation

We believe that equity compensation is the most effective means of creating a long-term link between the compensation provided to officers and other key management personnel with gains realized by the stockholders. In 2007, the Company maintained the Amended and Restated 2003 Stock Incentive Plan, as amended, to incentivize executive officers and other key employees.

The Amended and Restated 2003 Stock Incentive Plan, as amended, is designed to give the Board of Directors discretion and flexibility in designing incentive compensation packages to align the goals of management with those of our stockholders and to motivate executive officers and key employees to improve the operations of the Company, thereby maximizing stockholder value. Pursuant to this plan, the Board of Directors may issue to employees, officers, directors, consultants, independent contractors and advisors of the Company and its subsidiaries incentive stock options, nonqualified stock options, restricted stock and cash bonuses. The specific types and size of awards to be granted (other than options granted to non-employee directors) and the terms and conditions of such awards are determined by the Committee subject to the provisions of the Amended and Restated 2003 Stock Incentive Plan, as amended.

The Committee generally makes awards based upon the employee's position within the Company, scope of responsibility, ability to affect profits and stockholder value and a subjective review of the employee's historic and recent performance. All awards to executive officers are within the discretion of the Committee subject to the terms of the Amended and Restated 2003 Stock Incentive Plan, as amended.

Since 2005, our equity-based compensation program for executive officers has focused on grants of performance-based restricted stock awards. This strategy was implemented to balance the Committee's interest in (i) focusing executive officers on long-term metrics that create sustained shareholder value, (ii) more efficiently aligning long-term incentive costs with perceived value, (iii) attracting and retaining talent and (iv) remaining competitive with market changes and compensation practices, including decreased use of stock options.

Vesting of restricted stock awards is typically based on our results during a given performance period as measured by EPS and/or the increase in the price of our Common Stock. These metrics were chosen because of their relevance to our corporate strategy and objectives for the respective performance periods at the time of grant, the ability of executive officers to impact achievement of the performance goals, and our belief that achieving or exceeding these goals should result in sustained increases to shareholder value over the longer-term.

We may from time to time grant supplemental time or performance vesting restricted stock grants to executive officers. These grants are typically made to attract new executives or as a retention device for current executives. Such awards typically vest over three or four years.

We consider several factors when establishing the size of equity-based compensation grants to executive officers, including long-term incentive compensation awarded within comparator groups, the number of unvested stock-based awards held by the executive, the executive's performance during the prior year and the executive's expected contribution to our long-term performance. We also consider the expected shareholder dilution and accounting cost attributable to our long-term incentive programs in establishing the total number of shares of common stock we make available through stock-based awards.

It has been our practice, but not a firm policy, to grant stock-based awards to management including executive officers on an annual basis. Award levels and grant dates are approved by the Committee, and grants are made on or following the date of the Committee's approval. The Committee will also approve any equity-based grants in connection with the hiring or promotion of an executive officer. Messrs. Franklin, Ashken and Lillie were granted certain restricted stock awards in 2007 in connection with their amended and restated employment agreements. Furthermore, in November 2007, the Committee granted and/or accelerated the vesting of certain shares of restricted stock and/or options under the respective employment agreements and equity vesting lock-up and amendment agreement to each of Messrs. Franklin, Ashken, Lillie, Sansone and Tolbert, as further described under the section entitled "Employment Agreements."

Perquisites and Other Personal and Additional Benefits

Executive officers participate in other employee benefit plans generally available to all employees on the same terms as similarly situated employees.

The Company's 401(k) plan provides for a Company matching contribution equal to employee contribution up to 4% of the value of the individual employee's base salary and further limited by Internal Revenue Services guidelines.

The Company provides Named Executive Officers with perquisites and other personal benefits that the Company and the Committee believe are reasonable and consistent with its overall compensation program to better enable the Company to attract and retain employees for key positions. The Committee at least annually reviews the levels of perquisites and other personal benefits provided to Named Executive Officers.

Certain Named Executive Officers are provided use of company financial or tax planning assistance, while all receive payment of life insurance and long-term disability premiums, and company matching contributions to the executive's 401(k) plan. In addition, the Chairman and CEO of the Company, for security purposes, is required to use private corporate aircraft for all personal and business-related air travel unless a private aircraft is not reasonably available. If a private aircraft is not reasonably available, he shall be entitled to first class air travel for business related travel. The costs to the Company associated with providing these benefits for executive officers named in the Summary Compensation Table are reflected in the "All Other Compensation" column of the Summary Compensation Table.

Accounting and Tax Considerations

The Committee generally seeks to comply with the requirements of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), to the extent deemed practicable, with respect to options and annual and long-term incentive programs in order to avoid losing the deduction for non-performance based compensation in excess of $1 million paid to one or more of the Named Executive Officers. The Committee has generally structured the Company's compensation plans to include performance metrics with the objective that amounts paid under those plans and arrangements are tax deductible, including by having those plans approved by the Company's Stockholders. However, the Company has and may in the future determine to award compensation or modify compensation in a manner that does not meet the requirements of Section 162(m) of the Code when it deems it appropriate to achieve its compensation and other objectives or in the best interest of the Company.

We provide Messrs. Franklin, Ashken and Lillie with change in control provisions pursuant to their amended and restated employment agreements. Such agreements provide for tax protection in the form of a gross up payment to reimburse the executive for any excise tax under Section 4999 of the Code as well as any additional income and employment taxes resulting from such reimbursement. Section 4999 of the Code imposes a 20% non-deductible excise tax on the recipient of an "excess parachute payment" and Section 280G of the Code disallows the tax deduction to the payor of any amount of an excess parachute payment that is contingent on a change in control. A payment as a result of a change in control must exceed 3 times the executive's base amount in order to be considered an excess parachute payment, and then the excise tax is imposed on the parachute payments that exceed the executive's base amount. The intent of the tax gross-up is to provide a benefit without a tax penalty to our executives who are displaced in the event of a change in control. We believe the provision of tax protection for excess parachute payments for Messrs. Franklin, Ashken and Lillie is consistent with market practice, is a valuable executive talent retention incentive, and is consistent with the objectives of our overall executive compensation program.

Policy on Stock Trading and Hedging

Executives and other employees may not engage in any transaction in which they may profit from short-term speculative swings in the value of the company's securities. This prohibition includes "short sales" (selling borrowed securities which the seller hopes can be purchased at a lower price in the future) or "short sales against the box" (selling owned, but not delivered securities), "put" and "call" options (publicly available rights to sell or buy securities within a certain period of time at a specified price or the like) and other hedging transactions designed to minimize an executive's risk inherent in owning our stock, such as zero-cost collars and forward sale contracts. In addition, this policy is designed to ensure compliance with all insider trading rules.

Post-Employment and Other Events

Retirement, death, disability and change-in-control events trigger the payment of certain compensation to the Named Executive Officers that is not available to all salaried members. Such compensation is payable pursuant to separately negotiated employment arrangements between such Named Executive Officers and the Company. Such compensation is discussed under the headings "Employment Agreements" and "Potential Payments Upon Termination or Change in Control."

Role of Executive Officers in Compensation Decisions

The Committee determines the total compensation of our CEO and oversees the design and administration of compensation and benefit plans for all of the Company's employees. Generally, our CEO makes recommendations to the Committee as it relates to the compensation of the other executive officers. In addition, our executive officers, including our CEO, CFO and Senior Vice President of Human Resources and Corporate Risk, provide input and make proposals regarding the design, operation, objectives and values of the various components of compensation in order to provide appropriate performance and retention incentives for other key employees. These proposals may be made on the initiative of the executive officers or upon the request of the Committee. In addition, our internal human resources personnel have met with the Committee to present topical issues for discussion and education as well as specific recommendations for review. Certain executive officers, including the Chairman and CEO and the Vice Chairman and CFO attend a portion of most regularly scheduled Committee meetings, excluding executive sessions. The Committee may also obtain input from our legal, finance and tax functions, as appropriate, as well as one or more executive compensation-consulting firms regarding matters under consideration. The Committee has delegated to management certain responsibilities related to employee benefit matters. The Committee has formed two management committees that (i) oversee the investment of retirement plan assets and savings plan investment funds and (ii) administer benefit plans for employees. These committees are made up of the Company's employees and report to the Committee periodically.

Summary

The Committee believes that the total compensation package has been designed to motivate key management to improve the operations and financial performance of the Company, thereby increasing the market value of our Common Stock. The tables in this Executive Compensation section reflect the compensation structure established by the Committee.

Summary Compensation Table

The following summary compensation table sets forth information concerning the annual and long-term compensation earned by the Company's chief executive officer and four other executive officers of the Company whose annual salary and bonus during fiscal 2007 exceeded $100,000 (collectively, the "Named Executive Officers").

Name and Principal Position	Year	Salary ($)	Bonus ($) (1)	Stock Awards ($) (2)	Option Awards ($) (2)	Non-Equity Incentive Plan Compensation ($) (3)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($) (4)	Total (s)
Martin E. Franklin (5)	2007	$1,950,000	$2,888,400(10)	$15,600,900	$ —	$1,872,000	$ —	$546,076	$22,857,376
Chairman and Chief Executive Officer	2006	1,876,800	938,400	—	—	1,876,800	—	299,248	4,991,248
Ian G.H. Ashken (6)	2007	900,000	1,333,500(11)	6,443,850	—	864,000	—	240,202	9,781,552
Vice Chairman and Chief Financial Officer	2006	867,000	433,500	—	—	867,000	—	106,332	2,273,832
James E. Lillie (7)	2007	635,000	300,000(12)	2,713,200	257,497	609,000	—	27,650	4,542,347
President and Chief Operating Officer	2006	612,000	—	—	394,277	612,000	—	14,625	1,632,902
Richard T. Sansone (8) ... Senior Vice President and Chief Accounting Officer	2007	340,000	—	857,555	—	261,120	—	1,810	1,460,485
J. David Tolbert (9)	2007	290,000	—	941,816	94,312	278,400	—	10,732	1,615,260
Senior Vice President, Human Resources and Corporate Risk	2006	275,000	—	288,704	100,390	275,000	—	10,508	949,602

(1) The amounts shown in the Bonus column include discretionary based bonuses.

(2) Represents the dollar amounts recognized for financial statement reporting purposes for the applicable year in accordance with FAS 123(R) for: (i) awards made during the applicable year and (ii) awards made in prior years but for which we recognized compensation cost during the applicable year. For discussions of the relevant assumptions, see Note 13 to our audited financial statements for the fiscal year ended December 31, 2007, included in our Annual report on Form 10-K filed with the SEC on February 25, 2008, and Note 13 to our audited financial statements for the fiscal year ended December 31, 2006, included in our Annual report on Form 10-K filed with the SEC on February 20, 2007.

(3) The performance based bonuses listed for 2007 were earned in 2007 and paid to the Named Executive Officers in February of 2008, under the Company's Amended and Restated 2003 Stock Incentive Plan, as amended. The performance based bonuses listed for 2006 were earned in 2006 and paid to the Named Executive Officers in February of 2007, under the Company's Amended and Restated 2003 Stock Incentive Plan, as emended.

(4) The amounts shown in the "All Other Compensation" column for 2007 are comprised as follows:

Mr. Franklin—Company-provided life insurance and long-term disability premiums, $2,670; imputed taxable income on individual life and disability policies, $117,447; the Company's match and additional contribution on the employee's 401(k) contribution, $9,000; personal use of the Company aircraft to which Mr. Franklin is entitled under his employment agreement, valued at the incremental cost of such use to the Company, $398,305; financial consulting fees paid by the Company, $15,000; and health costs not covered under a Company provided health insurance policy, $3,654.

We valued the incremental cost using a method that takes into account aircraft fuel expenses per flight hour and engine maintenance expenses per flight hour attributable to personal use; and to the extent attributable to personal use, any landing and parking fees; flight planning expenses; crew travel expenses; supplies and catering; excise taxes; and customs, foreign permit and similar fees.

Mr. Ashken—Company-provided life insurance and long-term disability premiums, $2,670; personal use of the Company aircraft to which Mr. Ashken is entitled under his employment agreement, valued at the incremental cost of such use to the Company in excess of amounts pre-paid by Mr. Ashken for such use, $128,064; imputed taxable income on individual life and disability policies, $93,956; the

Company's match and additional contribution on the employee's 401(k) contribution, $9,000; and financial consulting fees paid by the Company, $6,512. We valued the incremental cost using a method that takes into account aircraft fuel expenses per flight hour and engine maintenance expenses per flight hour attributable to personal use; and to the extent attributable to personal use, any landing and parking fees; flight planning expenses; crew travel expenses; supplies and catering; excise taxes; and customs, foreign permit and similar fees.

Mr. Lillie—Company-provided life insurance and long-term disability premiums, $2,670; imputed taxable income on individual life and disability policies, $3,310; personal use of the Company aircraft, valued at the incremental cost of such use to the Company in excess of amounts pre-paid by Mr. Lillie for such use, $12,764; and the Company's match and additional contribution on the employee's 401(k) contribution, $8,906. We valued the incremental cost using a method that takes into account aircraft fuel expenses per flight hour and engine maintenance expenses per flight hour attributable to personal use; and to the extent attributable to personal use, any landing and parking fees; flight planning expenses; crew travel expenses; supplies and catering; excise taxes; and customs, foreign permit and similar fees.

Mr. Sansone—Company-provided life insurance and long-term disability premiums, $1,810.

Mr. Tolbert—Company-provided life insurance and long-term disability premiums, $1,732; and the Company's match and additional contribution on the employee's 401(k) contribution, $9,000.

(5) Mr. Franklin was appointed Chairman and Chief Executive Officer in September 2001. Effective January 1, 2002, the Company entered into an employment agreement with Mr. Franklin. This agreement was amended and restated effective October 1, 2003. This agreement was further amended and restated in January 2005, amended and restated in May 2007 and amended in November 2007. See "Employment Agreements," below.

(6) Mr. Ashken was appointed Vice Chairman, Chief Financial Officer and Secretary in September 2001. Effective as of February 15, 2007, Mr. Ashken is no longer Secretary of the Company. Effective January 1, 2002, the Company entered into an employment agreement with Mr. Ashken. This agreement was amended and restated effective October 1, 2003. This agreement was further amended and restated in January 2005, amended and restated in May 2007 and amended in November 2007. See "Employment Agreements," below.

(7) Mr. Lillie joined the Company as Chief Operating Officer in August 2003 and assumed the additional title and responsibilities of President effective January 2004. The Company entered into an employment agreement with Mr. Lillie effective August 4, 2003. This agreement was amended and restated in January 2005, amended and restated in May 2007 and amended in November 2007. See "Employment Agreements," below.

(8) Mr. Sansone was appointed Senior Vice President and Chief Accounting Officer of the Company in July 2006. The Company entered into an employment agreement with Mr. Sansone effective May 24, 2007. This agreement was amended in November 2007. See "Employment Agreements," below.

(9) Mr. Tolbert joined the Company in May 1987 and was appointed Vice President, Human Resources and Administration in October 1998. The Company's employment agreement with Mr. Tolbert, dated as of January 1, 2002, was renewed for one year in January 1, 2007 and is subject to an annual renewal provision. Effective as of January 24, 2005, Mr. Tolbert assumed the new title of Senior Vice President of Human Resources and Corporate Risk. This agreement was amended in November 2007. See "Employment Agreements," below.

(10) Approximately $938,400 of the amount reflected in Mr. Franklin's bonus was earned in fiscal year 2006, but paid to Mr. Franklin in February of 2007.

(11) Approximately $433,500 of the amount reflected in Mr. Ashken's bonus was earned in fiscal year 2006, but paid to Mr. Ashken in February of 2007.

(12) The amount reflected in Mr. Lillie's bonus was earned in fiscal year 2006, but paid to Mr. Lillie in February of 2007.

Grants of Plan-Based Awards

The following table contains certain information regarding grants of plan-based awards in fiscal year 2007 by each of the Named Executive Officers.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1)			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock and Option Awards
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold ($)	Target ($) (2)	Maximum ($) (2)	(#) (3)	(#)	(s)	($) (4)
Martin E. Franklin .		$ 0	$975,000	$1,950,000	—	$ —	—	—	—	—	$ —
	11/07/2007	—	—	—	—	—	—	230,000	—	—	6,417,000
	05/24/2007	—	—	—	—	11,201,000	—	230,000	—	—	9,183,900
Ian G.H. Ashken . .		0	450,000	900,000	—	—	—	—	—	—	—
	11/07/2007	—	—	—	—	—	—	95,000	—	—	2,650,000
	05/24/2007	—	—	—	—	4,626,500	—	95,000	—	—	3,793,350
James E. Lillie		0	317,500	635,000	—	—	—	—	—	—	—
	11/07/2007	—	—	—	—	—	—	40,000	—	—	1,116,000
	05/24/2007	—	—	—	—	1,948,000	—	40,000	—	—	1,597,200
Richard T. Sansone		0	136,000	272,000	—	—	—	—	—	—	—
	07/26/2007	—	—	—	—	—	—	11,500	—	—	415,840
J. David Tolbert . .		0	145,000	290,000	—	—	—	—	—	—	—
	07/26/2007	—	—	—	—	—	—	11,500	—	—	415,840

(1) These columns reflect threshold, target and maximum payout levels under our Amended and Restated 2003 Stock Incentive Plan, as amended, for 2007 performance. The actual amount earned by each Named Executive Officer is reported under the Non-Equity Incentive Plan Compensation column in the Summary Compensation Table. Additional information about our Amended and Restated 2003 Stock Incentive Plan, as amended, is included in the Compensation Discussion Analysis section of this proxy statement.

(2) Target payout reflects the target price the stock must achieve in order to receive the award multiplied by the number of shares. Maximum payout is based on share price on date the shares become vested which is not determinable at this time.

(3) Grants were issued from the Company's Amended and Restated 2003 Stock Incentive Plan, as amended. For a further description of the Amended and Restated 2003 Stock Incentive Plan, as amended, see the Compensation Discussion and Analysis above.

(4) Pursuant their respective employment agreements and equity vesting lock-up and amendment agreements for Mssrs. Lillie and Tolbert , the remaining unvested options granted in 2004 (9,375 and 6,562 options, respectively) were accelerated and vested during 2007.

Outstanding Equity Awards at Fiscal Year End

The following table sets forth information concerning stock options and stock awards held by the Named Executive Officers at December 31, 2007:

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable (1)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (2)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Martin E. Franklin	893,997	—	—	$ 8.60	07/02/2012	—	—	230,000	5,430,300
	231,003	—	—	8.60	07/02/2012	—	—	—	—
Ian G.H. Ashken	276,003	—	—	8.60	07/02/2012	—	—	95,000	2,242,950
	61,497	—	—	8.60	07/02/2012	—	—	—	—
James E. Lillie	225,000	—	—	12.67	08/08/2013	—	—	40,000	944,400
	37,500	—	—	18.89	01/02/2014	—	—	—	—
Richard T. Sansone	—	—	—	—	—	—	—	—	—
J. David Tolbert	1,687	—	—	12.80	07/28/2013	—	—	—	—
	6,696	—	—	21.90	07/23/2014	—	—	—	—
	14,665	—	—	21.90	07/23/2014	—	—	—	—

(1) There are no outstanding options which are not exercisable.

(2) Mr. Franklin: The restrictions lapse on Mr. Franklin's restricted shares on the date that the average closing price on the NYSE (or such other national securities exchange on which the common stock may then be traded) for any period of five consecutive trading days equals or exceeds $48.70 per share.

Mr. Ashken: The restrictions lapse on Mr. Ashken's restricted shares on the date that the average closing price on the NYSE (or such other national securities exchange on which the common stock may then be traded) for any period of five consecutive trading days equals or exceeds $48.70 per share.

Mr. Lillie: The restrictions lapse on Mr. Lillie's restricted shares on the date that the average closing price on the NYSE (or such other national securities exchange on which the common stock may then be traded) for any period of five consecutive trading days equals or exceeds $48.70 per share.

Option Exercises and Stock Vested During Fiscal 2007

Name	Option Awards		Stock Awards (1)	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Martin E. Franklin	—	—	916,250	$36,646,313
Ian G.H. Ashken	—	—	380,000	15,204,750
James E. Lillie	—	—	148,750	5,906,438
Richard T. Sansone	—	—	34,000	979,250
J. David Tolbert	—	—	39,000	1,134,075

(1) Grants were issued from the Company's Amended and Restated 2003 Stock Incentive Plan, as amended. For a further description of the Amended and Restated 2003 Stock Incentive Plan, as amended, see the Compensation Discussion and Analysis above.

Pension Benefits – Fiscal 2007

Our Named Executive Officers received no benefits in fiscal 2007 from the Company under defined pension or defined contribution plans other than our tax-qualified 401(K) plan.

Non-Qualified Deferred Compensation

Our Named Executive Officers received no benefits in fiscal 2007 from the Company under non-qualified deferred compensation plans other than our tax-qualified 401(K) Plan.

Compensation Committee Report

The Company's Compensation Committee of the Board (the "Compensation Committee") has submitted the following report for inclusion in this Proxy Statement:

Our Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis contained in this Proxy Statement with management. Based on our Compensation Committee's review of and the discussions with management with respect to the Compensation Discussion and Analysis, our Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2007 for filing with the SEC.

Respectfully submitted.

Compensation Committee
Richard L. Molen, Chairman
Irwin D. Simon, Vice Chairman
René-Pierre Azria
Michael S. Gross

The Report of the Compensation Committee does not constitute soliciting material, and shall not be deemed to be filed or incorporated by reference in to any other Company filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that the Company specifically incorporates the Report of the Compensation Committee by reference therein.

Compensation Committee Interlocks and Insider Participation

During fiscal 2007, the Compensation Committee was comprised of Messrs. Molen (Chairman), Simon and Wood.

No member of the Compensation Committee during 2007 was an officer, employee or former officer of the Company of any of its subsidiaries or had any relationship requiring disclosure herein pursuant to SEC regulations. No executive officer of the Company served as a member of a compensation committee or a director of another entity under circumstances requiring disclosure under SEC regulations.

Employment Agreements

Martin E. Franklin, Ian G.H. Ashken and James E. Lillie

The Company's amended and restated employment agreement with Martin E. Franklin, dated as of May 24, 2007, provides for his employment as Chairman and Chief Executive Officer of the Company through December 31, 2009, subject to certain termination rights and renewal provisions. Mr. Franklin's employment agreement provides that he will receive an annual base salary of at least $1,950,000, subject to an annual increase at least equal to the change in Consumer Price Index. In addition, Mr. Franklin is entitled to receive an operating bonus of up to 50% of base compensation each year for achieving the Company's earnings per share budget or up to 100% of base compensation each year for achieving 110% of the Company's earnings per share budget in each case based on the annual budget approved by the Board of Directors. For a description of the performance targets established by the Board of Directors for 2007, see the "Compensation Discussion and Analysis" section above. In addition, Mr. Franklin is eligible for a performance-based discretionary bonus related to other corporate activity undertaken by the Company of up to 100% of base compensation each year, at the discretion of the Board or Compensation Committee. Pursuant to Mr. Franklin's employment agreement, on May 1 of each year beginning on May 24, 2007 and ending on, but including May 1, 2011, Mr. Franklin shall be entitled to receive an annual grant of 230,000 shares of restricted stock pursuant to the Amended and Restated 2003 Stock Incentive Plan, as amended, with the vesting restrictions and terms set forth below. The grant for 2008 was accelerated and vested early pursuant to the equity vesting lock-up and amendment agreement, dated November 7, 2007, discussed below. Mr. Franklin's employment agreement also entitles him to participate in the medical, insurance and other fringe benefit plans or policies the Company may make available to, or have in effect for, its personnel with commensurate duties from time to time. Mr. Franklin's employment agreement also provides for certain other ancillary benefits, including the reimbursement of all reasonable business expenses and, for security purposes, use of private aircraft transportation for all travel, at the Company's expense. The Company shall also bear expenses for Mr. Franklin's personal use of private aircraft transportation that does not exceed 75 hours in any calendar year. In addition, the agreement requires the Company to provide Mr. Franklin with $10 million of life insurance. Mr. Franklin shall also be entitled to, if for any reason Mr. Franklin shall not be covered by a health insurance policy of the Company, an annual medical, dental, visions care and other health care allowance of up to $30,000 for unreimbursed expense incurred by Mr. Franklin or any of his immediate family members.

The Company's amended and restated employment agreement with Ian G.H. Ashken, dated as of May 24, 2007, provides for his employment as Vice Chairman and Chief Financial Officer of the Company through December 31, 2009, subject to certain termination rights and renewal provisions. Mr. Ashken's employment agreement provides that he will receive an annual base salary of $900,000, subject to an annual increase at least equal to the change in Consumer Price Index. In addition, Mr. Ashken is entitled to receive an operating bonus of up to 50% of base compensation each year for achieving the Company's earnings per share budget or up to 100% of base compensation each year for achieving 110% of the Company's earnings per share budget in each case based on the annual budget approved by the Board of Directors. For a description of the performance targets established by the Board of Directors for 2007, see the "Compensation Discussion and Analysis" section above. In addition, Mr. Ashken is eligible for a performance-based discretionary bonus related to other corporate activity undertaken by the Company of up to 100% of base compensation each year, at the discretion of the Board or Compensation Committee. Pursuant to Mr. Ashken's employment agreement, on May 1 of each year beginning on May 24, 2007 and ending on, but including May 1, 2011, Mr. Ashken shall be entitled to receive an annual grant of 95,000 shares of restricted stock pursuant to the Amended and Restated 2003 Stock Incentive Plan, as amended, with the vesting restrictions and terms set forth below. The grant for 2008 was accelerated and vested early pursuant to the equity vesting lock-up and amendment agreement, dated November 7, 2007, discussed below. Mr. Ashken's employment agreement also entitles him to participate in the medical, insurance and other fringe benefit plans or policies the Company may make available to, or have in effect for, its personnel with commensurate duties from time to time. Mr. Ashken is entitled to use any aircraft the Company owns or is entitled to use provided that Mr. Ashken pre-pays or pays directly for such use. Mr. Ashken's employment agreement also provides for certain other ancillary benefits, including the reimbursement of all reasonable business expenses. In addition, the agreement requires the Company to provide Mr. Ashken with $6 million of life insurance.

Each of Messrs. Franklin's and Ashken's employment agreement contains a non-competition covenant and non-solicitation provisions (relating to the Company's employees and customers) effective during the term of his employment and during the greater of (i) a period of three years after any termination of Mr. Franklin's or Mr. Ashken's employment or (ii) any period thereafter during which Mr. Franklin or Mr. Ashken continues to receive benefits under the employment agreement, other than in cases of a termination by the Company without cause, by Mr. Franklin or Mr. Ashken with good reason, or if Mr. Franklin's or Mr. Ashken's employment is not renewed. For a description of any amount to be received by Messrs. Franklin and Ashken in the event their employment is terminated or due to a change in control of the Company, see the Section titled "Potential Payments on Termination or Change in Control."

The Company's amended and restated employment agreement with James E. Lillie, dated as of May 24, 2007, provides for his employment as President and Chief Operating Officer of the Company through December 31, 2009, subject to certain termination rights and renewal provisions. Mr. Lillie's employment agreement provides that he will receive an annual base salary of $635,000 per year, subject to an annual increase at least equal to the change in the Consumer Price Index. In addition, Mr. Lillie is entitled to receive an operating bonus of up to 50% of base compensation each year the Company achieves certain specified performance objectives approved by the Board of Directors and up to 100% of base compensation each year the Company achieves such performance objectives 10% higher than approved by the Board of Directors. For a description of the performance targets established by the Board of Directors for 2007, see the "Compensation Discussion and Analysis" section above. In addition, Mr. Lillie is eligible for a performance-based discretionary bonus related to other corporate activity undertaken by the Company of up to 50% of base compensation each year, at the discretion of the Board or Compensation Committee. Pursuant to Mr. Lillie's employment agreement, on May 1 of each year beginning on May 24, 2007 and ending on, but including May 1, 2011, Mr. Lillie shall be entitled to receive an annual grant of 40,000 shares of restricted stock pursuant to the Amended and Restated 2003 Stock Incentive Plan, as amended, with the vesting restrictions and terms set forth below. The grant for 2008 was accelerated and vested early pursuant to the equity vesting lock-up and amendment agreement, dated November 7, 2007, discussed below. Mr. Lillie will receive a prescribed severance pay amount if he is terminated without cause or suffers a specified disability. Mr. Lillie's employment agreement also entitles him to participate in the medical, insurance and other fringe benefit plans or policies the Company may make available to, or have in effect for, its personnel with commensurate duties from time to time. In addition, the employment agreement requires the Company to provide Mr. Lillie with $1 million of life insurance. Mr. Lillie's employment agreement contains a non-competition covenant and non-solicitation provisions (relating to the Company's employees and customers) effective during the term of his employment and continuing for a period of 12 months after the expiration or termination of Mr. Lillie's employment. For a description of any amount to be received by Mr. Lillie in the event his employment is terminated or due to a change in control of the Company, see the Section titled "Potential Payments on Termination or Change in Control."

On November 7, 2007, the Company entered into an equity vesting lock-up and amendment agreement with each of Messrs. Franklin, Ashken and Lillie amending their respective employment agreements in which the Company agreed to: (i) grant and accelerate the vesting of 230,000 shares of restricted stock that would have been granted to Mr. Franklin on May 1, 2008 pursuant to his employment agreement; (ii) grant and accelerate the vesting of 95,000 shares of restricted stock that would have been granted to Mr. Ashken on May 1, 2008 pursuant employment agreement; and (iii) (a) accelerate the vesting of 9,375 options previously granted to Mr. Lillie, and (b) grant and accelerate the vesting of 40,000 shares of restricted stock that would have been granted to Mr. Lillie on May 1, 2008 pursuant to his employment. Pursuant to such equity vesting lock-up and amendment agreements, each of Messrs. Franklin, Ashken and Lillie is prohibited until November 7, 2012, from offering, selling, transferring, contracting to sell, or otherwise disposing of, directly or indirectly, any of such stock without prior written consent of the Company, except as set forth below. Notwithstanding the foregoing, each of Messrs. Franklin, Ashken and Lillie shall generally be entitled to sell up to but no more than 20% of such shares of such stock in any calendar year during the period from January 1, 2008 through December 31, 2012 and as fully set forth in the equity vesting lock-up and amendment agreements. Each of Messrs. Franklin, Ashken and Lillie shall be entitled to sell all of such stock at any time on or after January 1, 2013, subject to applicable law, regulation or stock exchange rule. The foregoing restrictions on transfer shall lapse upon the first to occur of (i) a termination of employment with the Company, (ii) a change of control of the Company and/or (iii) a tender for all of the Company's issued and outstanding shares of common stock. As an inducement for the Company to accelerate the granting and/or vesting of any of such stock, and notwithstanding anything to the contrary contained in any employment agreement or any policy of the Company or any subsidiary or affiliate thereof that would otherwise be applicable, in the event that the employment of any of Messrs. Franklin, Ashken or Lillie is terminated prior to November 7, 2009 other than (i) by reason of his death or disability or (ii) after a change of control of the Company, (a) in the case of either of Messrs. Franklin or Ashken, each of them will be entitled to receive only one third (1/3) of the amount of any Severance Benefits (as defined in his employment agreement with the Company) to which he would otherwise be entitled pursuant to his employment agreement with the Company, and he shall not receive or be eligible to receive, and will not seek, any additional payment of Severance Benefits, or any other payment in lieu of the foregoing, from the Company or any subsidiary or affiliate to which he would otherwise be entitled pursuant to his employment agreement or otherwise; and (b) in the case of Mr. Lillie, he will not receive or be eligible to receive, and will not seek, any payment of severance pay (including any post-termination payment(s) based on salary or bonus), or any other payment in lieu of the foregoing, from the Company or any subsidiary or affiliate to which any of them would otherwise be entitled pursuant to his employment agreement or otherwise, except 401(k) balances, if any, to which any of them would be entitled pursuant to the applicable 401(k) plan.

Each of Messrs. Franklin's, Ashken's and Lillie's employment agreement provide that the restrictions on any remaining awards of restricted stock granted to Messrs. Franklin, Ashken and Lillie will lapse based on achievement of a target appreciation in the stock price of the common stock of the Company set by the Compensation Committee at the time of the grant as follows: (i) the vesting target shall be achieved on the date that the average closing price of the Company's Common Stock for any five consecutive trading days equals or exceeds a price representing an increase over the closing price on the last trading day of the prior calendar year at least equal to the target stock price appreciation percentage set by the Compensation Committee of the Company's Board of Directors (up to certain maximums set forth in the each the respective employment agreements), or (ii) the date there is a change of control (as defined in the respective employment agreements) of the Company prior to achievement of the vesting targets for each annual grant. Upon satisfaction of the conditions and the lapsing of the restrictions on each grant of restricted stock, the executive shall be entitled to sell only 20% (but not more than 20%) of such vested shares in any calendar year ending prior to January 1, 2012, provided that executive shall be entitled to sell all such vested shares at any time on or after January 2012. The foregoing 20% limitation shall lapse upon a change of control of the Company.

Each of Messrs. Franklin's, Ashken's and Lillie's employment agreements provide that if it shall be determined that any payment, distribution or benefit provided (including, without limitation, the acceleration of any payment, distribution or benefit and the acceleration of exercisability of any stock option) to Messrs. Franklin, Ashken or Lillie or for any of their respective benefits (whether paid or payable or distributed or distributable) pursuant to the terms of their respective employment agreements or otherwise (a "Payment") would be subject, in whole or in part, to the excise tax imposed by Section 4999 of the Code (the "Excise Tax"), then Messrs. Franklin, Ashken or Lillie shall be entitled to receive from the Company an additional payment (the "Gross-Up Payment") in an amount such that the net amount of the Payment and the Gross-Up Payment retained by Mr. Franklin, Mr. Ashken or Mr. Lillie after the calculation and deduction of all Excise Taxes (including any interest or penalties imposed with respect to such taxes) on the Payment and all federal, state and local income tax, employment tax and Excise Tax (including any interest or penalties imposed with respect to such taxes) on the Gross-Up Payment and taking into account any lost or reduced tax deductions on account of the Gross-Up Payment, shall be equal to the Payment.

J. David Tolbert and Richard T. Sansone

The Company's employment agreement with J. David Tolbert, dated as of January 1, 2002, was renewed for one year on January 1, 2008 and is subject to an annual renewal provision. Under the employment agreement, Mr. Tolbert currently receives an annual base salary of $325,000, as well as a bonus package based on the Company's performance. Mr. Tolbert's employment agreement also entitles him to participate in the medical, insurance and other fringe benefit plans or policies the Company may make available to, or have in effect for, its personnel with commensurate duties from time to time.

The Company's employment agreement with Richard T. Sansone, dated as of May 24, 2007, provides for an initial two-year term subject to successive one-year renewal terms, such renewal terms to be automatic unless either party gives prior written notice of non-renewal. Under the employment agreement, Mr. Sansone currently receives an annual base salary of $360,000, as well as a bonus package based on the Company's performance. Mr. Sansone's employment agreement also entitles him to participate in the medical, insurance and other fringe benefit plans or policies the Company may make available to, or have in effect for, its personnel with commensurate duties from time to time.

Each of Messrs. Tolbert and Sansone's employment agreement contains a non-competition covenant and non-solicitation provisions (relating to the Company's employees and customers) effective during the term of his employment and continuing for a period of 12 months after the expiration or termination of Messrs. Tolbert or Sansone's employment, respectively. For a description of any amount to be received by each of Messrs. Tolbert or Sansone in the event their respective employment is terminated or due to a change in control of the Company, see the Section titled "Potential Payments on Termination or Change in Control."

On November 7, 2007, the Company entered into an equity vesting lock-up and amendment agreement with each of Messrs. Tolbert and Sansone amending their respective employment agreements in which the Company agreed to: (i) (a) accelerate the vesting of 6,562 options previously granted to Mr. Tolbert, and (b) accelerate the vesting of 31,500 shares of restricted stock previously granted to Mr. Tolbert; and (ii) accelerate the vesting of 29,000 shares of restricted stock previously granted to Mr. Sansone. Pursuant to such equity vesting lock-up and amendment agreements, each of Messrs. Tolbert and Sansone, is prohibited until November 7, 2012, from offering, selling, transferring, contracting to sell, or otherwise disposing of, directly or indirectly, any of such stock without prior written consent of the Company, except as set forth below. Notwithstanding the foregoing, each of Messrs. Tolbert and Sansone shall generally be entitled to sell up to but no more than 20% of such shares of such stock in any calendar year during the period from January 1, 2008 through December 31, 2012 and as fully set forth in the equity vesting lock-up and amendment agreements. Each of Messrs. Tolbert and Sansone shall be entitled to sell all of such stock at any time on or after January 1, 2013, subject to applicable law, regulation or stock exchange rule. The foregoing restrictions on transfer shall lapse upon the first to occur of (i) a termination of employment with the Company, (ii) a change of control of the Company and/or (iii) a tender for all of the Company's issued and outstanding shares of common stock. As an inducement for the Company to accelerate the granting and/or vesting of any of such stock, and notwithstanding anything to the contrary contained in any employment agreement or any policy of the Company or any subsidiary or affiliate thereof that would otherwise be applicable, in the event that the employment of any of Messrs. Tolbert and Sansone is terminated prior to November 7, 2009 other than (i) by reason of his death or disability or (ii) after a change of control of the Company, Messrs. Tolbert and Sansone will not receive or be eligible to receive, and will not seek, any payment of severance pay (including any post-termination payment(s) based on salary or bonus), or any other payment in lieu of the foregoing, from the Company or any subsidiary or affiliate to which any of them would otherwise be entitled pursuant to his employment agreement or otherwise, except for 401(k) balances, if any, to which any of them would be entitled pursuant to the applicable 401(k) plan.

Potential Payments Upon Termination or Change in Control

The following table summarizes the estimated payments to be made under each contract, agreement, plan or arrangement which provides for payments to a Named Executive Officer at, following, or in connection with any termination of employment including by resignation, retirement, disability or a constructive termination of a Named Executive Officer, or our change in control or a change in the named executive officer's responsibilities. However, in accordance with SEC regulations, we do not report any amount to be provided to a Named Executive Officer under any arrangement which does not discriminate in scope, terms, or operation in favor of our executive officers and which are available generally to all salaried employees. These benefits are in addition to the benefits to which the executives would be entitled upon a termination of employment generally (i.e., vested retirement benefits accrued as of the date of termination, stock awards that are vested as of the date of termination and the right to elect continued health coverage pursuant to COBRA).

For the purpose of the quantitative disclosure in the following table, and in accordance with SEC regulations, we have assumed that the termination took place on the last business day of our most recently completed fiscal year, and that the price per share of our Common Stock is the closing market price as of that date is $23.61. The description set forth below provides estimates of the compensation and benefits that would be provided to the Named Executive Officers upon their termination of employment; however, in the event of an executive's separation from the Company, any actual amounts will be determined based on the facts and circumstances in existence at that time.

Martin E. Franklin and Ian G.H. Ashken: Benefits Payable Upon Early Termination; Change of Control.

If (1) an early termination of the employment period of Mr. Franklin or Mr. Ashken occurs pursuant to (a) a termination on account of executive's death, (b) a termination due to executive's Disability (as defined below), (c) a Termination for Cause (as defined below), (d) a Termination Without Cause (as defined below), (e) a Termination for Good Reason (as defined below) or (f) a Termination Not for a Good Reason (as defined below), or (2) following a Change of Control (as defined below) of the Company after which the executive remains employed by the Company or its successor under the terms of his current employment agreement, Mr. Franklin or Mr. Ashken (or, in the event of his death, his respective surviving spouse, if any, or his respective estate) shall be paid the following:

Martin E. Franklin

Payment upon Separation	Death on 12/31/07	Disability on 12/31/07	For Cause Termination on 12/31/07	Termination Without Cause on 12/31/07	Termination for Good Reason on 12/31/07	Termination Not for Good Reason on 12/31/07	Change of Control on 12/31/07 where executive stays employed with the Company	Termination due to a Change of Control on 12/31/07
Earned Salary (1)	$ 82,500	$ 82,500	$82,500	$ 82,500	$ 82,500	$82,500	$ —	$ 82,500
Severance Benefits (2)	13,205,600	—	—	5,588,800	5,588,800	—	—	18,872,400
Vested Benefits (3)	—	—	—	—	—	—	—	—
Additional Termination Benefits (4)	6,131,653	6,131,653	—	6,131,653	6,131,653	—	21,721,200	22,422,553
Parachute Tax Gross-Up Payment	—	—	—	—	—	—	—	—

(1) Earned Salary means any Base Salary earned, but unpaid, for services rendered to the Company on or prior to the date on which the employment period ends.

(2) Severance Benefits means an amount equal to (A) three times (two times in the case of termination due to death) executive's annualized Base Salary in effect on the date of termination, plus (B) three times (two times in the case of termination due to death) the average annual bonus to the executive over the two immediately preceding fiscal years, *plus* (C) the executive's accrued annual bonus through the date of termination; *provided, however,* pursuant to that certain equity vesting lock-up and amendment agreement

as described in the section entitled "Employment Agreements", Mr. Franklin will only be entitled to received one third (1/3) of such Severance Benefits due to a termination without cause or termination for good reason. Assumes a base salary of $1,950,000 and an average annual bonus over the preceding two years to be $3,716,800.

(3) Vested Benefits means amounts which are vested or which executive is otherwise entitled to receive under the terms of or in accordance with any plan, policy, practice or program of, or any contract or agreement with, the Company or any of its subsidiaries, at or subsequent to the date of his termination without regard to the performance by executive of further services or the resolution of a contingency.

(4) Additional Termination Benefits means:

a. (A) All of the executive's benefits accrued under the employee option, pension, retirement, savings and deferred compensation plans of the Company shall become vested in full (other than with respect to the unvested stock options, restricted stock and other equity or equity-based awards which terms are set forth below); *provided, however*, that to the extent such accelerated vesting of benefits cannot be provided under one or more of such plans consistent with applicable provisions of the Code, such benefits shall be paid to the executive in a lump sum within 10 days after termination of employment outside the applicable plan; and (B) (x) except in the case of a termination of executive's employment due to executive's death or Disability, each of the annual restricted stock awards set forth in executive's employment agreement shall be granted, notwithstanding whether the scheduled grant date has been achieved, and (y) any and all unvested stock options, restricted stock and other equity or equity-based awards shall immediately vest as of the end of the employment period; and

b. Executive (and his dependents, if any) will be entitled to continue participation in all of the Company's medical, dental and vision care plans (the *"Health Benefit Plans"*), for the period for which the executive could elect COBRA continuation coverage under the Health Benefit Plans as a result of his termination of employment; *provided* that executive's participation in the Company's Health Benefit Plans shall cease on any earlier date that executive (and his dependents, if any) becomes eligible for comparable benefits from a subsequent employer. In addition, except in the case of termination due to death, executive will be entitled to receive a cash payment in a lump sum within 10 days after termination of employment, or, if, on the date of such termination of employment, the executive is a "specified employee" within the meaning of Section 409A of the Code, on the day after the expiration of six (6) months following such termination of employment. The amount of such payment shall be the actuarially determined value of the cost of coverage under the Company's medical, dental and vision care plans for a period equal to the difference between 36 months and the period for which the executive could elect COBRA continuation coverage under such plans; and

c. Executive will be entitled to continued personal use of the Company owned or leased aircraft, not to exceed 75 hours in any calendar year, at the Company's sole cost and expense until the third anniversary of executive's termination of employment; *provided*, that, at executive's option, in lieu of the foregoing use of the aircraft, executive will be entitled to purchase any Company-owned aircraft from the Company within 75 days of executive's termination of employment at its value for federal income tax purposes as of the time of such termination of employment. Notwithstanding the foregoing, if the Executive is a "specified employee" within the meaning of Section 409A of the Code at the time of his termination of employment, the executive may not use the Company's aircraft during the six-month period beginning on the date of such termination of employment.

The aforementioned calculation assumes that all of Mr. Franklin's restricted shares (230,000 shares) will automatically vest at a closing market price on December 31, 2007 of $23.61 for a value of $5,430,300. Annual medical and dental insurance premiums are assumed to be $15,527.

Mr. Franklin is entitled to tax gross-up payments following a Change of Control if his payments trigger an excise tax under section 280G of the Code. However, based on an assumed Change of Control and termination on December 31, 2007, the payments that Mr. Franklin would receive would not trigger a tax gross up payment.

Ian G.H. Ashken

Payment upon Separation	Death on 12/31/07	Disability on 12/31/07	For Cause Termination on 12/31/07	Termination Without Cause on 12/31/07	Termination for Good Reason on 12/31/07	Termination Not for Good Reason on 12/31/07	Change of Control on 12/31/07 where executive stays employed with the Company	Termination due to a Change of Control on 12/31/07
Earned Salary (1)	$ 38,077	$ 38,077	$38,077	$ 38,077	$ 38,077	$38,077	$ —	$ 38,077
Severance Benefits (2)	6,098,000	—	—	3,481,000	3,481,000	—	—	8,715,000
Vested Benefits (3)	—	—	—	—	—	—	—	—
Additional Termination Benefits (4)	2,289,531	2,289,531	—	2,289,531	2,289,531	—	8,971,800	9,018,381
Parachute Tax Gross-Up Payment	—	—	—	—	—	—	—	—

(1) Earned Salary means any Base Salary earned, but unpaid, for services rendered to the Company on or prior to the date on which the employment period ends.

(2) Severance Benefits means an amount equal to (A) three times (two times in the case of termination due to death) executive's annualized Base Salary in effect on the date of termination, plus (B) three times (two times in the case of termination due to death) the average annual bonus to the executive over the two immediately preceding fiscal years, *plus* (C) the executive's accrued annual bonus through the date of termination; *provided, however*, pursuant to that certain equity vesting lock-up and amendment agreement as described in the section entitled "Employment Agreements", Mr. Ashken will only be entitled to received one third (1/3) of such Severance Benefits due to a termination without cause or termination for good reason. Assumes a base salary of $900,000 and an average annual bonus over the preceding two years to be $1,717,000.

(3) Vested Benefits means amounts which are vested or which executive is otherwise entitled to receive under the terms of or in accordance with any plan, policy, practice or program of, or any contract or agreement with, the Company or any of its subsidiaries, at or subsequent to the date of his termination without regard to the performance by executive of further services or the resolution of a contingency.

(5) Additional Termination Benefits means:

a. (A) All of the executive's benefits accrued under the employee option, pension, retirement, savings and deferred compensation plans of the Company shall become vested in full (other than with respect to the unvested stock options, restricted stock and other equity or equity-based awards which terms are set forth below); *provided, however*, that to the extent such accelerated vesting of benefits cannot be provided under one or more of such plans consistent with applicable provisions of the Code, such benefits shall be paid to the executive in a lump sum within 10 days after termination of employment outside the applicable plan; and (B) (x) except in the case of a termination of executive's employment due to executive's death or Disability, each of the annual restricted stock awards set forth in executive's employment agreement shall be granted, notwithstanding whether the scheduled grant date has been achieved, and (y) any and all unvested stock options, restricted stock and other equity or equity-based awards shall immediately vest as of the end of the employment period; and

b. Executive (and his dependents, if any) will be entitled to continue participation in all of the Company's medical, dental and vision care plans (the "*Health Benefit Plans*"), for the period for which the executive could elect COBRA continuation coverage under the Health Benefit Plans as a result of his termination of employment; *provided* that executive's participation in the Company's Health Benefit Plans shall cease on any earlier date that executive (and his dependents, if any) becomes eligible for comparable benefits from a subsequent employer. In addition, except in the case of termination due to death, executive will be entitled to receive a cash payment in a lump sum within 10 days after termination of employment, or, if, on the date of such termination of employment, the executive is a "specified employee" within the meaning of Section 409A of the Code, on the day after the expiration of six (6) months following such termination of employment. The amount of such payment shall be the actuarially determined value of the cost of coverage under the Company's medical, dental and vision care plans for a period equal to the difference between 36 months and the period for which the executive could elect COBRA continuation coverage under such plans.

The aforementioned calculation assumes that all of Mr. Ashken's restricted shares (95,000 shares) will automatically vest at a closing market price on December 31, 2007 of $23.61 for a value of $2,242,950. Annual medical and dental insurance premiums are assumed to be $15,527.

Mr. Ashken is entitled to tax gross-up payments following a change of control if his payments trigger an excise tax under Section 280G of the Code. However, based on an assumed change of control and termination on December 31, 2007, the payments that Mr. Ashken would receive would not trigger a tax gross-up payment.

In connection with the payments set forth above for Messrs. Franklin and Ashken, Earned Salary shall be paid in cash in a single lump sum as soon as practicable following the end of the employment period, but in no event more than 10 days thereafter; *provided*, that if executive's termination is in conjunction with a Change of Control, executive shall be paid his Earned Salary on the earlier to occur of (a) five (5) days after the effective date of executive's termination and (b) on the date of such Change of Control. Vested Benefits shall be payable in accordance with the terms of the plan, policy, practice, program, contract or agreement under which such benefits have been awarded or accrued. Additional Termination Benefits shall be provided or made available at the times specified above as to each such Additional Termination Benefit. Unless otherwise specified, Severance Benefits shall be paid in a single lump sum cash payment as soon as practicable, but in no event later than 10 days after the executive's termination; *provided*, that (i) if executive's termination is in conjunction with a Change of Control, executive shall be paid his Severance Benefits on the earlier to occur of (a) five (5) days after the effective date of executive's termination and (b) on the date of such Change of Control, and (ii) if executive is a "specified employee" within the meaning of Section 409A of the Code, at the time of his termination of employment, then (1) on the earlier to occur of (x) five (5) days after the effective date of executive's termination and (y) on the date of such Change of Control, executive shall be paid Severance Benefits in an amount equal to no more than two times the lesser of (A) the sum of the executive's annualized compensation based upon the annual rate of pay for services provided to the Company for the year preceding the year in which the executive's employment terminates or (B) the maximum amount that may be taken into account under a qualified plan pursuant to Section 401(a)(17) of the Code for the year in which the executive's employment terminates, and (2) any remaining Severance Benefits shall be paid six (6) months and one (1) day following his termination of employment.

For purposes of the foregoing description of the benefits payable to Messrs. Franklin and Ashken upon early termination or a change of control, the following terms shall have the following meanings:

"Change of Control of the Company" generally means and shall be deemed to have occurred if (i) any person, other than the Company, is or becomes the "beneficial owner" directly or indirectly, of voting securities representing 50 percent or more of the total voting power of all the then-outstanding voting securities; or (ii) the current members of the Board cease to constitute a majority of the Board; or (iii) the stockholders of the Company approve a merger, consolidation, recapitalization or reorganization of the Company, *provided*, that any such transaction in which the holders of outstanding voting securities immediately prior to the transaction receive, with respect to such voting securities, voting securities of the surviving or transferee entity representing more than 60 percent of the total voting power outstanding immediately after such transaction shall not be deemed a Change of Control if the voting power of each such continuing holder relative to other such continuing holders not substantially altered in such transaction; or (iv) the stockholders of the Company approve a plan of complete liquidation of the Company or an agreement for the sale or disposition by the Company of all or substantially all of the Company's assets.

"Disability" means long-term disability within the meaning of the Company's long-term disability plan under which executive is covered at the time of determination.

"Termination for Cause" means a termination of executive's employment by the Company within 30 days after the occurrence of (i) executive's conviction of a felony or a crime involving moral turpitude, or (ii) executive's willful and continued failure to perform the material duties of his position (other than as a result of Disability) if such failure continues for a period of 30 days after executive's receipt of written notice from the Company specifying the exact details of such alleged failure and such alleged failure has had (or is expected to have) a material adverse effect on the business of the Company or its subsidiaries.

"Termination for Good Reason" generally means a termination of executive's employment by executive following (i) a material diminution in executive's positions, duties and responsibilities, (ii) the removal of executive from his current position, unless mutually agreed upon, (iii) a material reduction in executive's Base Salary, (iv) a material breach by the Company of any other provision of the employment agreement or (v) a Change in Control of the Company (but in no event later than six months after such Change of Control).

"Termination Not For Good Reason" means any termination of executive's employment by executive other than Termination for Good Reason or a termination due to executives Disability or death.

"Termination Without Cause" means any termination of executive's employment by the Company other than a Termination for Cause or a termination due to executive's Disability.

Messrs. Franklin and Ashken are subject to certain non-competition covenants and non-solicitation provisions as further set forth above under the caption titled "Employment Agreements." Messrs. Franklin and Ashken are also subject to confidentiality provisions under the terms of their respective employment agreements.

James E. Lillie, Richard T. Sansone and J. David Tolbert: Benefits Payable Upon Early Termination; Change in Control.

James E. Lillie

If Mr. Lillie's employment were to be terminated by the Company without Cause, or upon Disability, he would be provided a lump sum payment equal to (i) twenty-four months' base salary at the time of termination and (ii) the greater of (x) twenty-four months' target bonus which Mr. Lillie would have been entitled to receive for achieving budget for the year in which Mr. Lillie's employment was terminated and (y) the sum of the actual performance bonuses (excluding discretionary bonuses), if any, paid to Mr. Lillie with respect to the two fiscal years immediately preceding the year in which Mr. Lillie's employment was terminated; *provided, however*, pursuant to that certain equity vesting lock-up and amendment agreement as described in the section entitled "Employment Agreements" Mr. Lillie will not be entitled to severance payments due to a termination without cause. Mr. Lillie is also entitled to the continuation of health insurance and other benefits for the period for which Mr. Lillie could elect COBRA continuation coverage under the Company's health insurance plans as a result of his termination of employment; plus, the full vesting of any outstanding stock options and the lapsing of any restrictions over any restricted shares owned by Mr. Lillie. In addition, if Mr. Lillie's employment is terminated by the Company without Cause, each of the annual restricted stock awards set forth in his employment agreement shall be granted, notwithstanding whether the scheduled grant date has been achieved. Mr. Lillie will also be entitled to receive a cash payment in a lump sum within 10 days after termination of employment, or, if, on the date of such termination of employment, Mr. Lillie is a "specified employee" within the meaning of Section 409A of the Code, on the day after the expiration of 6 months following such termination of employment.

The cash portion of the Severance Amount shall be paid to Mr. Lillie as promptly as practicable after the date of termination and in no event later than 10 days after termination, provided that, if Mr. Lillie is a "specified employee" within the meaning of Section 409A of Code, at the time of his termination of employment, then (1) no later than 10 days after the date of termination, Mr. Lillie shall be paid the cash portion of the severance amount in an amount equal to no more than two times the lesser of (A) the sum of Mr. Lillie's annualized compensation based upon the annual rate of pay for services provided to the Company for the year preceding the year in which Mr. Lillie's employment terminates or (B) the maximum amount that may be taken into account under a qualified plan pursuant to Section 401(a)(17) of the Code for the year in which Mr. Lillie's employment terminates, and (2) any remaining severance amount shall be paid 6 months and 1 day following his termination of employment.

Richard T. Sansone

If Mr. Sansone's employment were to be terminated by the Company without Cause or upon Disability, he would be provided a lump sum payment equal to (i) his annual base salary at the time of termination, plus (ii) one year's target bonus which Mr. Sansone would be entitled to receive for achieving budget for the year in which his employment was terminated, plus (iii) continuation of medical and dental insurance for one year at the expense of the Company, plus (iv) the full vesting of any outstanding stock options and the lapsing of any restrictions over any restricted shares owned by Mr. Sansone; *provided, however,* pursuant to that certain equity vesting lock-up and amendment agreement as described in the section entitled "Employment Agreements" Mr. Sansone will not be entitled to severance payments due to a termination without cause. The cash portion of the severance amount shall be paid to Mr. Sansone as promptly as practicable after the date of termination and in no event later than 10 days after termination.

J. David Tolbert

If Mr. Tolbert's employment were to be terminated by the Company without Cause or upon Disability, he would be provided a lump sum payment equal to his annual base salary at the time of termination and a bonus equal to his target bonus for the year in which Mr. Tolbert's employment was terminated; *provided, however,* pursuant to that certain equity vesting lock-up and amendment agreement as described in the section entitled "Employment Agreements" Mr. Tolbert will not be entitled to severance payments due to a termination without cause. Mr. Tolbert is also entitled to continuation of health insurance and other benefits for one year at the expense of the Company; plus, the full vesting of any outstanding stock options and the lapsing of any restrictions over any restricted shares owned by Mr. Tolbert. The cash portion of the severance amount shall be paid to Mr. Tolbert as promptly as practicable after the date of termination and in no event later than 10 days after termination.

The following tables show the potential payments upon termination of Messrs. Lillie, Sansone and Tolbert, upon the specified events:

James E. Lillie

Payment upon Separation	Termination Without Cause on 12/31/07	Disability on 12/31/07	Change of Control on 12/31/07 without Termination
Severance Amount	$ —	$2,482,000	$ —
Benefits	31,054	31,054	—
Accelerated Vesting of Restricted Shares (Equity Value)	3,777,600	944,400	3,777,600
Accelerated Vesting of Stock Options (Equity Value)	—	—	—
Parachute Tax Gross-Up Payment	—	—	—

In connection with the receipt of the payments above, Mr. Lillie is required to enter into a mutual release of claims with the Company following the termination of his employment. Mr. Lillie is also subject to certain non-competition covenants and non-solicitation provisions as further set forth above under the caption titled "Employment Agreements." Mr. Lillie is also subject to confidentiality provisions under the terms of his employment agreement.

Severance payments assume 24 months of annual base salary of $635,000 and an average bonus of $606,000. Benefits assume 24 months of benefits at an annual rate of $15,527 for medical and dental premiums. All of Mr. Lillie's restricted shares (40,000 shares) would vest at the market closing price on December 31, 2007 of $23.61 for a value of $944,400.

Mr. Lillie is entitled to tax gross-up payments following a change of control if his payments trigger an excise tax under Section 280G of the Code. However, based on an assumed change of control and termination on December 31, 2007, the payments that Mr. Lillie would receive would not trigger a tax gross-up payment.

Mr. Lillie has a change of control provision in his employment agreement solely related to his unvested restricted stock awards. Upon change of control, the restrictions on Mr. Lillie's restricted shares shall lapse and become fully vested.

For purposes of Mr. Lillie's employment agreement, "Change of Control of the Company" generally means and shall be deemed to have occurred if (i) any person, other than the Company, is or becomes the "beneficial owner," directly or indirectly, of voting securities representing 50 percent or more of the total voting power of all the then-outstanding voting securities; or (ii) the current members of the Board cease to constitute a majority of the Board; or (iii) the stockholders of the Company approve a merger, consolidation, recapitalization or reorganization of the Company, *provided,* that any such transaction in which the holders of outstanding voting securities immediately prior to the transaction receive, with respect to such voting securities, voting securities of the surviving or transferee entity representing more than 60 percent of the total voting power outstanding immediately after such transaction shall not be deemed a Change of Control if the voting power of each such continuing holder relative to other such continuing holders not substantially altered in such transaction; or (iv) the stockholders of the Company approve a plan of complete liquidation of the Company or an agreement for the sale or disposition by the Company of all or substantially all of the Company's assets.

Richard T. Sansone

Payment upon Separation	Termination Without Cause on 12/31/07	Disability on 12/31/07
Severance Amount	$ —	$476,000
Benefits	15,527	15,527
Accelerated Vesting of Restricted Shares (Equity Value)	—	—
Accelerated Vesting of Stock Options (Equity Value)	—	—

Mr. Sansone is subject to certain non-competition covenants and non-solicitation provisions as further set forth above under the caption titled "Employment Agreements." Mr. Sansone is also subject to confidentiality provisions under the terms of his employment agreement.

Severance payments assume annual base salary of $340,000 and an annual target bonus of $136,000. Benefits assume one year of benefits at an annual rate of $15,527 for medical and dental premiums.

Mr. Sansone's employment agreement does not contain any payments to him upon a change in control of the Company.

J. David Tolbert

Payment upon Separation	Termination Without Cause on 12/31/07	Disability on 12/31/07
Severance Amount	$ —	$435,000
Benefits	16,354	16,354
Accelerated Vesting of Restricted Shares (Equity Value)	—	—
Accelerated Vesting of Stock Options (Equity Value)	—	—

Mr. Tolbert is subject to certain non-competition covenants and non-solicitation provisions as further set forth above under the caption titled "Employment Agreements." Mr. Tolbert is also subject to confidentiality provisions under the terms of his employment agreement.

Severance payments assume annual base salary of $290,000 and an annual target bonus of $145,000. Benefits assume one year of benefits at an annual rate of $15,527 for medical and dental premiums and annual disability insurance premiums of $827.

Mr. Tolbert's employment agreement does not contain any payments to him upon a change in control of the Company.

Equity Compensation Plan Information

The following table provides information regarding compensation plans under which equity securities of the Company are authorized for issuance as of December 31, 2007:

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants, and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities available for future issuance (excluding securities reflected in column (a) (1)
Equity compensation plans approved by security holders:			
Amended and Restated 2003 Stock Incentive Plan, as amended	1,774,980	$24.82	1,180,321
2003 Employee Stock Purchase Plan	Not Applicable	Not Applicable	—
2001 Stock Option Plan, as amended	357,250	$ 8.08	—
1998 Long-Term Equity Incentive Plan, as amended and restated	405,003	$ 8.09	—
1993 Stock Option Plan	893,997	$ 8.60	—
Equity compensation plans not approved by security holders:			
None	Not Applicable	Not Applicable	Not Applicable
Total	3,431,230	$16.88	1,180,321

(1) The number of securities available for future issuance under the Amended and Restated 2003 Stock Incentive Plan, as amended consists of 415,810 restricted shares and 764,511 options.

For a description of the equity compensation plans above, see Note 13 of Item 8. Financial Statements and Supplementary Data appearing in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2007.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Richard J. Heckmann and K2 Inc.

On August 8, 2007, pursuant to the terms of an Agreement and Plan of Merger, dated as of April 24, 2007, as amended on July 30, 2007 (collectively, the "Merger Agreement"), among the Company, K2 Merger Sub, Inc. ("Merger Sub"), a wholly owned subsidiary of the Company and K2, the Company acquired K2 for a combined transaction value of approximately $1.2 billion, including the assumption or repayment of indebtedness (the

"Merger"). Pursuant to the terms of the Merger Agreement, the Company agreed to cause Richard J. Heckmann to be elected or appointed as a director on the Company's Board at the next scheduled meeting of the Company's Board after August 8, 2007, the effective time of the Merger. Effective September 20, 2007, Mr. Heckmann was appointed to the Company's Board. Prior to the effective time of the Merger, Mr. Heckmann was the Executive Chairman of K2.

In January 2007, K2, a wholly-owned subsidiary of the Company, entered into an Aircraft Lease Agreement with a corporation 100% owned by Mr. Heckmann. Under the lease, which has a term expiring on December 31, 2011, K2 leases a private aircraft indirectly owned by Mr. Heckmann for a monthly lease payment of $30,000. The lease is a net lease and during the term, except as described below, K2 will be responsible for all costs associated with the aircraft. During the term of the lease, Mr. Heckmann has the right to use the aircraft for personal use on a flight available basis, provided that Mr. Heckmann pays all variable costs associated with such personal use, including, without limitation, fuel costs, landing fees and equipment insurance. The lease also provides for sharing of scheduled and unscheduled maintenance costs based primarily on usage of the aircraft. The lease may be terminated on certain conditions as set forth in the lease and may be terminated by either party for any reason on ninety (90) days' prior notice.

In 2004, each of K2 and Mr. Heckmann acquired a 2.5% interest in Sun's Legacy Holdings LLC ("SLH"), an entity that acquired the Phoenix Suns. In June 2007, K2 paid a capital contribution of $1,750,000 to SLH. In addition, K2 has an advertising and promotions agreement with this entity, among others, pursuant to which K2 made payments of approximately $401,000 in 2007.

Jonathan Franklin

On January 24, 2005, Jonathan Franklin, who is the brother of Martin E. Franklin, our Chairman and Chief Executive Officer, became an employee of the Company. Mr. Franklin serves as Manager, Supply Chain and received total compensation of $141,708 for his services during 2007.

Review, Approval or Ratification of Transactions with Related Persons

The Board is committed to upholding the highest legal and ethical conduct in fulfilling its responsibilities and recognizes that related party transactions can present a heightened risk of potential or actual conflicts of interest. Accordingly, as a general matter, it is the Company's preference to avoid related party transactions.

Our Board and Audit Committee in February 2007 have adopted written policies and procedures relating to approval or ratification of "interested transactions" with "related parties." Under such policies and procedures, our Audit Committee is to review the material facts of all interested transactions that require the Audit Committee's approval and either approve or disapprove of the entry into the interested transactions, subject to certain exceptions, by taking into account, among other factors it deems appropriate, whether the interested transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and the extent of the related person's interest in the transaction. No director may participate in any discussion or approval of an interested transaction for which he or she is a related party. If an interested transaction will be ongoing, the Audit Committee may establish guidelines for our management to follow in its ongoing dealings with the related party and then at least annually must review and assess ongoing relationships with the related party.

Under such policies and procedures, an "interested transaction" is any transaction, arrangement or relationship or series of similar transactions, arrangements or relationships (including any indebtedness or guarantee of indebtedness) in which the aggregate amount involved will or may be expected to exceed $120,000 in any calendar year, we are a participant, and any related party has or will have a direct or indirect interest (other than solely as a result of being a director or a less than 10% beneficial owner of another entity). A "related party" is any person who is or was since the beginning of the last fiscal year for which we have filed a Form 10-K and proxy statement, even if they do not presently serve in that role an executive officer, director or nominee for election as a director, any greater than 5% beneficial owner of our common stock, or any immediate family member of any of the foregoing. Immediate family member includes a person's spouse, parents, stepparents, children, stepchildren, siblings, mothers- and fathers-in-law, sons- and daughters-in-law, and brothers- and sisters-in-law and anyone residing in such person's home (other than a tenant or employee).

The Audit Committee has reviewed and pre-approved certain types of interested transactions described below and that each of the following transactions shall be deemed pre-approved by the Audit Committee, even if the aggregate amount involved will exceed $120,000. Pre-approved interested transactions include:

- Employment of executive officers either if the related compensation is required to be reported in our proxy statement or if the executive officer is not an immediate family member of another executive officer or a director of our company and the related compensation would be reported in our proxy statement if the executive officer was a "named executive officer" and our Compensation Committee approved (or recommended that the Board approve) such compensation.
- Any compensation paid to a director if the compensation is required to be reported in our proxy statement.
- Any transaction with another company at which a related person's only relationship is as an employee (other than an executive officer), director or beneficial owner of less than 10% of that company's shares, if the aggregate amount involved does not exceed the greater of $1,000,000 or 2% of that company's total annual revenues.
- Any transaction where the related person's interest arises solely from the ownership of our common stock and all holders of our common stock received the same benefit on a pro rata basis (e.g., dividends).
- Any transaction with a related party involving services as a bank depositary of funds, transfer agent, registrar, trustee under a trust indenture, or similar services.

PROPOSAL 2

RATIFICATION OF THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors recommends at the Meeting that the Stockholders ratify the appointment by the Audit Committee and the Board of Directors of the firm of PricewaterhouseCoopers LLP to audit the financial statements of the Company for the current year ending December 31, 2008. Representatives of that firm are expected to be available at the Meeting, shall have the opportunity to make a statement if they desire to do so, and are expected to be available to respond to appropriate questions. Representatives from Ernst & Young LLP, our independent registered public accounting firm for the fiscal year ended December 31, 2007 are not expected to be available at the Meeting. Although ratification by Stockholders is not required by our organizational documents or other applicable law, the Audit Committee has determined that requesting ratification by Stockholders of its selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm is a matter of good corporate practice. In the event the Stockholders do not ratify the appointment of PricewaterhouseCoopers LLP, the appointment will be reconsidered by the Audit Committee and the Board of Directors. Even if the selection is ratified, the Audit Committee, in its discretion, may change the appointment at any time during the year if it determines that such a change would be in the best interest of the Company and its Stockholders.

The Board of Directors unanimously recommends a vote "FOR" ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2008.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP ("E&Y") served as the Company's independent registered public accounting firm for fiscal years ended December 31, 2007 and 2006, respectively.

On February 25, 2008, the Audit Committee of the Board of Directors appointed PricewaterhouseCoopers LLP ("PwC") to serve as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2008. At the same meeting, the Audit Committee of the Board of Directors of the Company approved the dismissal of E&Y as the Company's independent registered public accounting firm.

The reports of E&Y on the financial statements of the Company as of and for the years ended December 31, 2007 and 2006 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the fiscal years ended December 31, 2007 and 2006 and through February 25, 2008, there were: (i) no "disagreements" (as such term is defined in Item 304(a)(1)(iv) of Regulation S-K) between the Company and E&Y on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of E&Y, would have caused E&Y to make reference to the subject matter of the disagreement in their reports on the Company's consolidated financial statements for such years; or (ii) no "reportable events" (as such term is defined in Item 304(a)(1)(v) of Regulation S-K).

During the fiscal years ended December 31, 2007 and 2006 and through February 25, 2008, the Company did not consult with PwC regarding: (i) either: the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that may be rendered on the Company's consolidated financial statements, and PwC did not provide either a written report or oral advice to the Company that PwC concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue; and (ii) any matter that was the subject of any "disagreement" or "reportable event".

Fees Paid to Ernst & Young LLP

The following table sets forth the aggregate fees and expenses billed by E&Y for audit services rendered in connection with the consolidated financial statements and reports for fiscal year 2007 and fiscal year 2006 and for other services rendered during fiscal year 2007 and fiscal year 2006 on behalf of the Company and its subsidiaries, as well as out-of-pocket costs incurred in connection with these services, which have been billed to the Company.

Fee Category:	Fiscal 2007	Fiscal 2006
Audit Fees	$10,218,921	$6,660,825
Audit-Related Fees	1,124,171	337,101
Tax Fees	348,538	315,994
All Other Fees	—	—
Total Fees	$11,691,630	$7,313,920

Audit Fees: Consist of fees billed for professional services rendered for the audit of the Company's consolidated financial statements and review of the interim condensed consolidated financial statements included in quarterly reports and services that are normally provided by E&Y in connection with statutory and regulatory filings or engagements, and attest services, except those not required by statute or regulation.

Audit-Related Fees: Consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company's consolidated financial statements and are not reported under "Audit Fees." These services include due diligence, accounting consultations in connection with acquisitions and attest services that are not required by statute or regulation.

Tax Fees: Consist of tax compliance/preparation and other tax services. Tax compliance/preparation consists of fees for professional services related to international tax compliance, assistance with tax audits, and assistance related to the impact of mergers, acquisitions and divestitures on tax return preparation. For the year ended December 31, 2007, KPMG LLP, PwC and Deloitte & Touche, LLP assisted the Company's in-house tax department with the Company's U.S. income tax compliance and other tax services.

All Other Fees: Consist of fees for all other services other than those reported above. The Company did not engage E&Y in this capacity during 2007 or 2006 and its intent is to minimize services in this category.

The Audit Committee has concluded that the provision of non-audit services by PwC is compatible with maintaining the auditor's independence.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditors

Consistent with SEC policies regarding auditor independence, the Audit Committee has responsibility for appointing, setting compensation and overseeing the work of the independent auditors. In recognition of this responsibility, the Audit Committee has established a policy to review and pre-approve all audit, internal-control related and permissible non-audit services provided by the independent auditors. These services may include audit services, audit-related services, tax services and other services. Under the policy, pre-approval is detailed as to the particular service or category of services and is subject to specific budget. In addition, the Chairman of the Audit Committee or any two other members may also pre-approve particular services on a case-by-case basis and the full Board of Directors may approve fees on behalf of the Audit Committee.

All work performed by E&Y as described above under the captions Audit Fees, Audit-Related Fees, Tax Fees and All Other Fees has been approved or pre-approved by the Audit Committee in accordance with the policies and procedures set forth above.

OTHER MATTERS

As of the date of this proxy statement, the Board of Directors does not intend to present any other matter for action at the Meeting other than as set forth in the Notice of Annual Meeting and this proxy statement. If any other matters properly come before the Meeting, it is intended that the shares represented by the proxies will be voted, in the absence of contrary instructions, in the best judgment of the persons named in the proxy.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's directors and executive officers and any persons who own more than 10% of the Company's capital stock to file with the SEC (and, if such security is listed on a national securities exchange, with such exchange), various reports as to ownership of such capital stock. Such persons are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

Based solely upon reports and representations submitted by the directors, executive officers and holders of more than 10% of our capital stock, we believe all Forms 3, 4 and 5 showing ownership of and changes of ownership in our capital stock during the 2007 fiscal year were timely filed with the SEC and the NYSE with the exception of the following filing being late: Mr. René-Pierre Azria who was required to file a Form 4 by November 29, 2007 with respect to the purchase of 700 shares of Common Stock but inadvertently filed the Form 4 late on December 4, 2007.

Annual Report

A copy of the Company's 2007 Annual Report to Stockholders is being mailed to Stockholders along with this Proxy Statement. Any Stockholder who has not received a copy of the 2007 Annual Report to Stockholders and wishes to do so should contact the Company by mail at the address set forth on the Notice of Annual Meeting or by telephone at (914) 967-9400.

Form 10-K

The Company will furnish, without charge, to each Stockholder as of the Record Date, upon the written request of such Stockholder, a copy of the Company's Annual Report on Form 10-K for the year ended December 31, 2007, and any amendments thereto, as filed with the SEC, including the financial statements and schedules thereto. Stockholders should direct the written request to the Company's Secretary, at Jarden Corporation, 555 Theodore Fremd Avenue, Rye, New York 10580.

Proposals by Stockholders

Stockholder Proposals for Inclusion in the 2009 Proxy Statement.

Under the rules of the SEC, if a shareholder wants us to include a proposal in our Proxy Statement and form of proxy for presentation at our 2009 Annual Meeting of Stockholders, the proposal must be received by us at our principal executive offices at 555 Theodore Fremd Avenue, Rye, New York 10580 by December 29, 2008. The proposal should be sent to the attention of the Secretary of the Company.

Stockholder Director Nominations and Other Stockholder Proposals for Presentation at the 2009 Annual Meeting.

Under the Company's Bylaws, and as permitted by the rules of the SEC, certain procedures are provided that a stockholder must follow to nominate directors or to bring other business before Stockholder meetings. These procedures provide that to nominate a candidate for director and/or an item of business to be introduced at the 2009 Annual Meeting of Stockholders must be delivered to or mailed and received in writing to the Secretary of the Company at our principal executive offices. We must receive the notice of your intention to introduce a nomination or to propose an item of business at our 2009 Annual Meeting of Stockholders between February 10, 2009 and March 12, 2009; *provided, however,* that if the 2008 Annual Meeting of Stockholders is not held between May 11, 2009 and July 10, 2009, then the nomination or item of business must be received by the tenth day following the date of public disclosure of the date of the meeting.

The notice must describe various matters regarding the nominee, including, but not limited to, the name, address, occupation and the number of shares held by such nominee. Copies of the Company's Bylaws may be obtained free of charge from the Secretary of the Company.

By Order of the Board of Directors

/s/ Ian G.H. Ashken

Ian G.H. Ashken
Vice Chairman and Chief Financial Officer

April 28, 2008
Rye, New York



c/o National City Bank
Shareholder Services Operations
Locator 5352
P. O. Box 94509
Cleveland, OH 44101-4509

SEC Mail
Mail Processing
Section
MAY 0 1 2008
Washington, DC
106

YOUR VOTE IS IMPORTANT

Regardless of whether you plan to attend the Annual Meeting of Stockholders, you can be sure your shares are represented at the meeting by promptly returning your proxy in the enclosed envelope.

↓ **Please fold and detach card at perforation before mailing.** ↓



ANNUAL MEETING OF STOCKHOLDERS, JUNE 10, 2008
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

ndersigned hereby appoints Martin E. Franklin and Ian G.H. Ashken, as proxies each with full power of substitution, and hereby izes them to appear and vote as designated on the reverse, all shares of Common Stock of Jarden Corporation held on record by dersigned on April 17, 2008, at the Annual Meeting of Stockholders to be held on June 10, 2008 at 555 Theodore Fremd Avenue, Y 10580 and any adjournments or postponements thereof and upon any and all matters which may properly be brought before the g or any adjournments or postponements thereof, thereby revoking all former proxies.

Date: ______________________________, 2008

____
Signature of Stockholder

____
(Signature if held jointly)

Note: Please mark, sign, date and return this Proxy promptly using the enclosed envelope. When shares are held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation or partnership, please sign in corporate or partnership name by an authorized person.

IMPORTANT: PLEASE MARK, SIGN AND DATE THIS PROXY AND RETURN IN THE ENCLOSED ENVELOPE.

↓ Please fold and detach card at perforation before mailing. ↓

JARDEN CORPORATION

PRO

This Proxy, when properly executed, will be voted in the manner directed herein. If no direction is made, this Proxy be voted FOR Proposals 1 and 2.

The Board of Directors recommends a vote FOR each of the Proposals.

The undersigned hereby directs this Proxy to be voted:

1. Election of Directors: Richard J. Heckmann Douglas W. Huemme Irwin D. Simon

☐ **FOR** the election as directors of all nominees listed above

☐ **WITHHOLD AUTHORITY** to vote for all nominees listed above

TO WITHHOLD authority to vote for any individual nominee, write the name of the nominee for which authority to vote is being withheld on the line below.

2. Ratification of the appointment of PricewaterhouseCoopers LLP as Jarden Corporation's independent registered public accounti firm for the year ending December 31, 2008.

☐ **FOR** ☐ **AGAINST** ☐ **ABSTAIN**

3. In their discretion, the named proxies may vote on such other business as may properly come before the Annual Meeting, any adjournments or postponements thereof.

Shares represented by this Proxy will be voted at the meeting in accordance with the stockholder's specifications above. The Proxy confers discretiona authority in respect to matters not known or determined at the time of the mailing of the Notice of the Annual Meeting of Stockholders to the above stockhold jARDEN corporation

WWW.JARDEN.COM

END